UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

                                 ---------------





In re:                          CHAPTER 11
                                CASE NOS. 96-15 THROUGH 96-19 (HSB)
KALVAR MICROFILM, INC.,         (JOINTLY ADMINISTERED)
ANACOMP, INC.,
ANACOMP INTERNATIONAL N.V.,     DISCLOSURE STATEMENT PURSUANT TO SECTION
FLORIDA A A C CORPORATION, and  1125 OF THE BANKRUPTCY CODE FOR THE
XIDEX DEVELOPMENT COMPANY,      SECOND AMENDED JOINT PLAN OF
                                REORGANIZATION OF ANACOMP, INC. AND
                                CERTAIN OF ITS SUBSIDIARIES

                     Debtors.



Barry J. Dichter
Michael J. Sage
Cadwalader, Wickersham & Taft
100 Maiden Lane
New York, New York  10038
(212) 504-6000

Laura Davis Jones
Young, Conaway, Stargatt & Taylor
11th Floor
Rodney Square North
P.O. Box 391
Wilmington, Delaware  19899
(302) 571-6642

ATTORNEYS FOR DEBTORS AND
DEBTORS-IN-POSSESSION


March 28, 1996

                   DISCLOSURE STATEMENT, DATED MARCH 28, 1996

                              Solicitation of Votes
                       with Respect to the Second Amended
                         Joint Plan of Reorganization of

                                ANACOMP, INC. AND
                           CERTAIN OF ITS SUBSIDIARIES

     THE   DEBTORS   BELIEVE   THAT  THE  SECOND   AMENDED   JOINT  PLAN  OF
REORGANIZATION ATTACHED HERETO AS APPENDIX I IS IN THE BEST INTERESTS OF HOLDERS OF CLAIMS AND INTERESTS. THE HOLDERS OF CLAIMS AND INTERESTS SOLICITED HEREBY ARE URGED TO VOTE IN FAVOR OF THE PLAN. VOTING INSTRUCTIONS ARE SET FORTH ON PAGES 98 TO 102 OF THIS DISCLOSURE STATEMENT. TO BE COUNTED, YOUR BALLOT MUST BE DULY COMPLETED, EXECUTED AND DELIVERED TO THE BALLOT AGENT NO LATER THAN 4:30 P.M., NEW YORK CITY TIME, ON MAY 8, 1996 (THE "VOTING DEADLINE").

                               ------------------

     THE HOLDERS OF CLAIMS AND INTERESTS SOLICITED HEREBY ARE ENCOURAGED TO
READ AND CONSIDER CAREFULLY THIS ENTIRE DISCLOSURE STATEMENT, INCLUDING THE PLAN AND THE MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT UNDER "RISK FACTORS," PRIOR TO VOTING.

      THIS DISCLOSURE STATEMENT HAS NOT BEEN SENT TO TRADE CREDITORS SINCE THEY ARE NOT IMPAIRED, AND WILL BE PAID IN FULL, UNDER THE PLAN WITHOUT ANY NEED TO FILE PROOFS OF CLAIM WITH THE BANKRUPTCY COURT. IN ADDITION, AS DESCRIBED HEREIN, THE COMPANY HAS OBTAINED A COURT ORDER PERMITTING THE DEBTORS TO PAY CURRENTLY AND IN THE ORDINARY COURSE OF BUSINESS THE PRE-PETITION CLAIMS OF TRADE CREDITORS WHO CONTINUE TO PROVIDE THE DEBTORS WITH CUSTOMARY TRADE TERMS. THIS DISCLOSURE STATEMENT HAS NOT BEEN SENT TO HOLDERS OF OLD COMMON STOCK SINCE THEY ARE DEEMED TO HAVE REJECTED THE PLAN.

                               ------------------

     THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.

                               -------------------
     No person is authorized by the Debtors in connection with the Debtors' Second Amended Joint Plan of Reorganization (the "Plan") or the solicitation of acceptances for the Plan to give any information or to make any representation other than as contained in this Disclosure Statement and the exhibits attached hereto, and, if given or made, such information or representation may not be relied upon as having been authorized by the Debtors. The delivery of this Disclosure Statement will not under any circumstances imply that all of the information herein is correct as of any time subsequent to the date hereof.

                               ------------------

     Each capitalized term used in this Disclosure Statement and not otherwise defined herein shall have the meaning ascribed to such term in the Plan.

     The summaries of the Plan and the related documents contained in this Disclosure Statement are qualified in their entirety by reference to the Plan itself. If there is any inconsistency between this Disclosure Statement and the Plan and any operative documents Filed and to be Filed, the terms of the Plan and the operative documents Filed and to be Filed shall control. The information contained in this Disclosure Statement is included herein solely for the purposes of soliciting acceptances of the Plan. If the Plan is not confirmed, the Plan and this Disclosure Statement shall be deemed null and void, and notwithstanding anything in the Plan or in this Disclosure Statement to the contrary, nothing contained in the Plan or in this Disclosure Statement shall be deemed (a) to constitute a waiver or release of any Claims by the Debtors or any other Entity, (b) to prejudice in any manner the rights of the Debtors or any other Entity, (c) to constitute any admission by the Debtors or any other Entity, or (d) to constitute any admission or concession regarding any Claim or Interest.

                                TABLE OF CONTENTS

                                                                           Page
INTRODUCTION.................................................................1


OVERVIEW OF THE PLAN.........................................................2
   Introduction..............................................................2
   Summary of Terms of New Senior Secured Notes..............................7
   Summary of Terms of New Senior Subordinated Notes ........................9
   Summary of Terms of New Warrants.........................................10
   Corporate Reorganization.................................................11
   Management Incentive Plan................................................11
   Trade Claims.............................................................11
   Releases.................................................................12

THE COMPANY.................................................................13
   General..................................................................13
   Present Business and New Operating Plan..................................14
   Sales Force..............................................................22
   Raw Materials and Suppliers..............................................22
   Research and Development.................................................23
   Facilities...............................................................24
   Legal Proceedings........................................................25
   DTSC Matters.............................................................25

AVAILABLE INFORMATION.......................................................26

CERTAIN EVENTS PRECEDING THE DEBTORS' CHAPTER 11 FILINGS....................26
POST-PETITION OPERATIONS....................................................28
   Commencement of the Reorganization Case..................................28
   Appointment of the Creditors' Committee..................................29
   Plan Negotiations........................................................29
   Request For Equity Committee.............................................29
   Claims Process and Bar Dates.............................................30
   Post-Petition Operations and Liquidity...................................30
   Recent Litigation........................................................30

SELECTED FINANCIAL DATA FOR THE COMPANY.....................................32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................................34
   Recent Developments......................................................34
   Results of Operations - General..........................................34
   Results of Operations - Products and Services............................38
   Results of Operations - Other............................................42
   Liquidity and Capital Resources..........................................43

PROJECTIONS OF CERTAIN FINANCIAL DATA.......................................46

PROJECTED CONSOLIDATED STATEMENTS OF OPERATIONS.............................48

PROJECTED CONSOLIDATED BALANCE SHEETS.......................................49

PROJECTED STATEMENTS OF CASH FLOWS..........................................50
   Notes to the Projected Financial Statements..............................51

MANAGEMENT..................................................................54
   Post-Restructuring Executive Officers and Directors......................54
   Current Executive Officers and Directors.................................54
   Initial Directors of Reorganized Anacomp.................................55
   Director Compensation....................................................57

EXECUTIVE COMPENSATION......................................................57
   Summary Compensation Table...............................................57
   Employment Contracts.....................................................58
   Termination of Employment and Change of Control Arrangements.............61

THE PLAN....................................................................61
   Brief Explanation of Chapter 11..........................................61
   Acceptance of the Plan...................................................62
   Classification of Claims and Interests...................................63
   Classification and Treatment of Claims and Interests Under the Plan......63
   Treatment of Unclassified Claims.........................................63
   Treatment of Trade Creditors and Employees Under the Plan................69

CONFIRMATION OF THE PLAN....................................................70
   Chapter 7 Liquidation Analysis...........................................72
   Liquidation of Anacomp...................................................73

LIQUIDATION PROCEEDS CALCULATION............................................74

APPLICATION OF PROCEEDS TO CLAIMS AND INTERESTS.............................76
   Notes to Liquidation Analysis............................................76
   Confirmation Without Acceptance of All Impaired Classes..................77
   Conditions to Execution of the Plan......................................78
   Means for Execution......................................................79
   Effects of Plan Confirmation.............................................81
   Distributions............................................................85
   Miscellaneous Provisions.................................................91

CERTAIN RISK FACTORS........................................................94
   Adverse Affect of Growth of Digital Technologies.........................94
   New Operating Plan.......................................................94
   Continuing Leverage; Future Refinancings.................................95
   Securities Law Considerations............................................95
   Market for Plan Securities...............................................97
   Disruption of Operations.................................................97

THE SOLICITATIONS; VOTING PROCEDURES........................................97
   Solicitations of Acceptances of the Plan.................................97
   Voting on the Plan.......................................................98
   Who May Vote.............................................................98
   Voting Procedures for Holders of Impaired Claims and Interests
     on the Record Date for Voting..........................................99
   Beneficial Owners of Old Securities......................................99
   Brokerage Firms, Banks and Other Nominees...............................100
   Securities Clearing Agency..............................................100
   Voting Deadline and Extensions..........................................100
   Withdrawal or Change of Votes on the Plan...............................101
   Ballot Agent............................................................101

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS..................................101

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE HOLDERS.....................102
   Federal Income Tax Classification Matters...............................102
   Federal Income Tax Consequences of Exchanges Required
     by the Restructuring..................................................102
   Classification as a "Security" for Federal Income Tax Purposes..........103
   Exchange of Old Senior Notes for New Senior Secured Notes and Cash......104
   Exchange of Old Senior Subordinated Notes for New
     Senior Subordinated Notes and New Common Stock........................104
   Exchange of Old 13.875% Subordinated Debentures for New
     Common Stock and New Warrants.........................................106
   Exchange of Old 9% Subordinated Debentures for New Common
     Stock and New Warrants................................................106
   Exchange of Old Preferred Stock for New Warrants; Exchange
     of Old Common Stock For New Warrants..................................107
   Cancellation of Old Warrants............................................107
   Accrued but Unpaid Interest.............................................107
   Issue Price.............................................................108
   Original Issue Discount.................................................108
   Amortizable Bond Premium................................................109
   Market Discount.........................................................110
   Disposition of Plan Securities..........................................110
   Backup Withholding......................................................111
   Adjustments.............................................................112

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY.....................113
   Cancellation of Indebtedness............................................113
   Subpart of Income Inclusion and Foreign Tax Credits.....................114
   Limitation of Net Operating Loss Carryforwards
     Following an Ownership Change.........................................115

EXPERTS....................................................................118

PRO FORMA UNAUDITED FINANCIAL INFORMATION..................................118

RECOMMENDATION AND CONCLUSION..............................................133

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................F-1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..................................F-11

                                  INTRODUCTION

         This Disclosure Statement is submitted by Anacomp, Inc. (together with Reorganized Anacomp, "Anacomp" or the "Company") and certain subsidiaries of Anacomp that are debtors in the above-captioned Chapter 11 Cases (the "Subsidiaries" and collectively with Anacomp, the "Debtors"). A copy of the Debtors' Second Amended Plan of Reorganization, together with certain annexes thereto (collectively, the "Plan") is attached hereto as Appendix I. The Debtors, as proponents of the Plan, seek confirmation of the Plan under chapter 11 ("Chapter 11") of title 11 of the United States Code (the "Bankruptcy Code") and submit this Disclosure Statement in connection with their solicitation of acceptances of the Plan. The exhibits to the Plan will be Filed prior to the hearing on confirmation of the Plan and are an integral part of the Plan.

         The overall purpose of the restructuring embodied in the Plan (the "Restructuring") is to achieve changes in Anacomp's capital structure which the Company believes will enhance its long-term viability. Anacomp believes that the Plan presents the best long-term solution to its present difficulties and that the operations of the Company (including its relationship with suppliers and customers) will be enhanced by the Restructuring. The Company expects the consummation of the Plan, in conjunction with the continued implementation of its new business strategy (as described below under "The Company," the "New Operating Plan"), to result in (i) a reduction of approximately $173 million in principal and accrued interest on its debt and liquidation amount of preferred stock plus accrued dividends as of January 5, 1996; (ii) reduced debt service obligations and adequate cash flow to fund such obligations and the Company's operations; and (iii) a capital structure and cash flow intended to allow the Company to invest in new technologies and to expand business opportunities into new areas.

         The terms of the Plan have been agreed upon by the Debtors, the official committee of unsecured creditors appointed in the Chapter 11 Cases (the "Creditors' Committee") and the Holders of Claims exceeding, in the aggregate, two-thirds in dollar amount and one-half in number under the Old Senior Notes and the Old Credit Facilities (the "Senior Secured Creditors"). Anacomp expects that the Plan will be accepted by all Classes of impaired creditors, including the Senior Secured Creditors, the Holders of the Old Senior Subordinated Notes, the Holders of the Old 9% Subordinated Debentures and the Holders of the Old 13.875% Subordinated Debentures.

         MANAGEMENT OF THE DEBTORS BELIEVES THAT THE PLAN IS IN THE BEST INTEREST OF ALL HOLDERS OF CLAIMS AND INTERESTS. HOLDERS OF CLAIMS AND INTERESTS SOLICITED HEREBY ARE URGED TO VOTE IN FAVOR OF THE PLAN BY DELIVERING THEIR BALLOTS TO THE BALLOT AGENT NOT LATER THAN THE VOTING DEADLINE OF 4:30 P.M., NEW YORK CITY TIME, ON MAY 8, 1996.

                              OVERVIEW OF THE PLAN

Introduction

         The following is an overview of certain material provisions of the Plan and the Restructuring. This overview is qualified in its entirety by reference to the provisions of the Plan itself. If there is an inconsistency between the Plan and the exhibits thereto Filed and to be Filed, on the one hand, and this Disclosure Statement, on the other hand, the terms of the Plan and the exhibits thereto Filed and to be Filed shall control. For a more extensive discussion of the Plan, see the discussion under the caption "The Plan."

         Pursuant to the Plan, Holders of Claims and Interests will receive, in full satisfaction of such Claims and Interests, the consideration set forth below.

                             Claims and Interests:

     CLASS 1: PRIORITY CLAIMS: Allowed Claims entitled to priority under the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim. The Debtors do not anticipate any Class 1 Claims. Class 1 is unimpaired.

                                   Treatment:

     Each Holder of an Allowed Priority Claim will receive the Allowed amount of such Claim, plus interest thereon to the extent applicable.

                             Claims and Interests:

     CLASS 2: OLD CREDIT FACILITIES  SECURED CLAIMS AND OLD SENIOR NOTES SECURED
CLAIMS: Claims under (a) the Old Credit Facilities ($66.3 million aggregate principal amount outstanding and accrued interest outstanding as of January 5,
1996) and (b) 12.25% Series B Senior Notes due 1997 of the Company (the "Old Senior Notes") ($53.8 million aggregate principal amount and accrued interest outstanding as of January 5, 1996). The Debtors estimate that there are approximately 15 Holders of Class 2 Claims. Class 2 is impaired.

                                   Treatment:

     Each Holder of an Allowed  Class 2 Claim will receive its Pro Rata share of
(i) the Premium Amount ($2.75 million), (ii) the Cash Sweep Amount ($7.5 million) and (iii) the New Senior Secured Notes, and shall retain the Liens securing its Claims. The principal amount of the New Senior Secured Notes shall be an amount equal to $120 million minus the Cash Sweep Amount. The principal economic terms of the New Senior Secured Notes are set forth on page 8 of the Disclosure Statement.In addition, on the Effective Date, (a) the theretofore unpaid fees and expenses of certain professionals of the Senior Secured Creditors will be paid (subject to certain conditions specified in the Plan),
(b) the Citibank Agency Amount (approximately $1 million) will be paid to Citibank, N.A., (c) undrawn letters of credit under the Old Credit Facilities will be cash collateralized or replaced, and (d) each of the Senior Secured Creditors will receive a payment of accrued and unpaid interest in the manner provided in the Cash Collateral Order.

                             Claims and Interests:

     CLASS 3: MISCELLANEOUS SECURED CLAIMS: Allowed Claims that are Secured Claims other than Old Credit Facilities Secured Claims and Old Senior Notes Secured Claims. The estimated amount of these Claims is $10.0 million and consists exclusively of a security interest and lien upon certain collateral to secure up to $10 million pursuant to the Trade Credit Security Agreement dated as of October 7, 1993, between Anacomp and SKC America, Inc. ("SKC"). Class 3 is unimpaired.

                                   Treatment:

     Each Holder of an Allowed Miscellaneous Secured Claim will at the Company's option, either retain such rights to which such Claim entitles such Holder or be treated in accordance with Section 1124(2) of the Bankruptcy Code.1


     1 Section 1124(2) of the Bankruptcy Code provides that a claim is unimpaired if the plan: (A) cures any such default that occurred before or after the commencement of the case under this title, other than a default of a kind specified in section 365(b)(2) of this title;

     (B) reinstates the maturity of such claim or interest as such maturity existed before such default;

     (C) compensates the holder of such claim or interest for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law; and

     (D) does not otherwise alter the legal, equitable, or contractual rights to which such claim or interest entitles the holder of such claim or interest.


Claims and Interests:

     CLASS 4: CARLISLE NOTE CLAIMS: Claims arising under, based Each Holder of an Allowed Carlisle Note Claim upon or otherwise related to, the Carlisle Note ($2.6 will receive a New Carlisle Note in an amount million aggregate principal amount and accrued interest equal to such Claim. outstanding as of January 5,
1996). Class 4 is impaired.

                                   Treatment:

     Each Holder of an Allowed  Carlisle  Note Claim will receive a New Carlisle
Note in an amount equal to such Claim.

                             Claims and Interests:

     CLASS 5: OLD SENIOR SUBORDINATED NOTES CLAIMS: Claims under the Old Senior Subordinated Notes ($224.9 million aggregate principal amount outstanding plus unpaid accrued regular interest of $40.4 million outstanding as of January 5, 1996 and unpaid accrued interest on regular interest of $2.4 million outstanding as of January 5, 1996). Holders of Old Senior Subordinated Notes Claims will not receive payment of any interest accrued after November 1, 1994. Instead, all accrued and unpaid interest through the Petition Date on Old Senior Subordinated Notes has been taken into consideration in determining the amount of New Senior Subordinated Notes that will be issued in exchange for Old Senior Subordinated Notes on the Effective Date. The Debtors estimate that there are approximately 478 Holders of Class 5 Claims. Class 5 is impaired.

                                   Treatment:

     Each Holder of an Allowed  Class 5 Claim will receive its Pro Rata share of
(i) the New Senior Subordinated Notes ($160 million), (ii) nine million two hundred fifty thousand (9,250,000) shares of the New Common Stock (which is the equivalent of approximately 41.12 shares of New Common Stock per $1,000 principal amount of Old Senior Subordinated Notes) and (iii) any consideration payable to the Holders of Allowed Class 5 Claims, pursuant to Sections 5.6(b), 5.8(b) and/or 5.9(b) of the Plan, as a result of the rejection of the Plan by Class 6 and/or Class 8. The principal economic terms of the New Senior Subordinated Notes are set forth on page 10 of the Disclosure Statement.

                             Claims and Interests:

     CLASS 6: OLD SUBORDINATED DEBENTURES CLAIMS: Claims under the (a) 9% Convertible Subordinated Debentures due 1996 (the "Old 9% Subordinated
Debentures") ($10.5 million aggregate principal amount and accrued but unpaid interest of $917,000 outstanding as of January 5, 1996) and (b) 13.875% Convertible Subordinated Debentures due 2002 (the "Old 13.875% Subordinated Debentures") ($23.2 million aggregate principal amount plus accrued but unpaid regular interest of $3.1 million as of January 5, 1996) (collectively, the "Old Subordinated Debentures"). The Debtors estimate that there are approximately 1,177 Holders of Old 13.875% Subordinated Debentures Claims. (The Debtors are unable to estimate the number of Holders of Old 9% Subordinated Debentures Claims, because the Old 9% Subordinated Debentures are bearer bonds). Class 6 is impaired.

                                   Treatment:

     Each Holder of an Allowed  Class 6 Claim will receive its Pro Rata share of
(i) seven hundred fifty thousand (750,000) shares of the New Common Stock, (ii) two hundred fifty-nine thousand sixty-eight (259,068) New Warrants and (iii) any consideration payable to the Holders of Allowed Class 6 Claims pursuant to Sections 5.8(b) and/or 5.9(b) of the Plan, as a result of the rejection of the Plan by Class 8. Specifically, each Holder of an Allowed Old 9% Subordinated Debentures Claim will receive approximately 21.60 shares of New Common Stock and
7.46 New Warrants for each $1,000 principal amount of Old 9% Subordinated Debentures, and each Holder of an Allowed Old 13.875% Subordinated Debentures Claim will receive approximately 22.54 shares of New Common Stock and 7.78 New Warrants for each $1,000 principal amount of Old 13.875% Subordinated Debentures. If Class 6 does not accept the Plan, each Holder of a Class 6 Claim will receive no consideration thereunder. The principal economic terms of the New Warrants are set forth on page 11 of the Disclosure Statement.

                              Claims and Interests:

     CLASS 7: GENERAL UNSECURED CLAIMS: Allowed General Unsecured Claims including, without limitation, Trade Claims and Claims of present and former employees of the Debtors. Claims in this Class aggregate approximately $32.0 million outstanding as of January 5, 1996. The Debtors estimate that there are approximately 145 Holders of Class 7 Claims. Class 7 is unimpaired.

                                   Treatment:

     Each Holder of an Allowed General Unsecured Claim will receive (i) Cash equal to the amount of such Claim, (ii) satisfaction by performance, (iii) other payment or satisfaction as agreed by such Holder and the Company, or (iv) such other treatment as will render such Claim unimpaired in accordance with Section 1124(2) of the Bankruptcy Code.

                             Claims and Interests:

     CLASS 8: OLD PREFERRED STOCK: 8.25% Cumulative Convertible Redeemable Exchangeable Preferred Stock of the Company (the "Old Preferred Stock") (an aggregate of 485,750 shares outstanding with a liquidation preference of $24.3 million plus accrued but unpaid dividends of $1.5 million as of January 5,
1996). The Debtors estimate that there are approximately 103 Holders of Class 8 Interests. Class 8 is impaired.

                                   Treatment:

     Each Holder of an Allowed Class 8 Interest will receive its Pro Rata share of sixty-two thousand one hundred seventy-six (62,176) New Warrants (which is the equivalent of 2.56 New Warrants per $1,000 liquidation value of the Old Preferred Stock). The principal economic terms of the New Warrants are set forth on page 11 of the Disclosure Statement. Pursuant to the provisions of the Plan regarding fractional shares, Holders of less than 4 shares of Old Preferred Stock will receive no consideration. If either Class 6 or Class 8 rejects the Plan, each Holder of a Class 8 Interest will receive no consideration thereunder.

                             Claims and Interests:

     CLASS 9: OLD COMMON STOCK: Shares of Common Stock, par value $.01 per share, of the Company (the "Old Common Stock") (an aggregate of 46.2 million shares issued and outstanding). The Debtors estimate that there are approximately 21,881 Holders of Class 9 Interests. Class 9 is impaired, will not be solicited and is deemed to have rejected the Plan.

                                   Treatment:

     Each Holder of an Allowed Class 9 Interest will receive its Pro Rata share of forty-one thousand four hundred fifty (41,450) New Warrants (which is equivalent to .0008 New Warrants per share of Old Common Stock). Pursuant to the provisions of the Plan regarding fractional shares, Holders of less than 625 shares of Old Common Stock will receive no consideration. If either of Class 6 or Class 8 rejects the Plan, each Holder of a Class 9 Interest will receive no consideration thereunder. The principal economic terms of the New Warrants are set forth on page 11 of the Disclosure Statement.

                             Claims and Interests:

     CLASS 10: CLAIMS FOR ISSUANCE OF OLD COMMON STOCK: Warrants Each Holder of an Employee Option will to purchase Old Common Stock (the "Warrants"), employee receive no consideration under the Plan. stock options and all other options granted to employees of the Company (together with Warrants, "Employee Options") to purchase Old Common Stock. The Debtors estimate that there are approximately 418 Holders of Class 10 Interests. Class 10 is impaired.

                                   Treatment:

     Each Holder of an Employee Option will receive no consideration under the Plan.

                             Claims and Interests:

     CLASS 11: INTERCOMPANY CLAIMS: Claims of non-Debtor subsidiaries of Anacomp against any of the Debtors. Claims in this Class aggregate approximately $4.4 million. The Debtors estimate that there are approximately 5 Holders of Class 11 Claims. Class 11 is unimpaired.

                                   Treatment:

     Each Holder of an Intercompany Claim will, at the Company's option, either retain such rights to which such Claim entitles such Holder or be treated in accordance with Section 1124(2) of the Bankruptcy Code.

                  SUMMARY OF TERMS OF NEW SENIOR SECURED NOTES



Principal Amount:         Approximately $120 million less the Cash Sweep Amount
                          ($7.5 million).

Interest:                 11.625%  per  annum,   payable   semi-annually   on
                          September 30 and March 31, beginning on September 30,
                          1996.

Maturity:                 Three and one-half years after the Effective Date.

Mandatory Redemption:     Year 1                              $34.2 million
                          Year 2                              $34.2 million
                          Year 3                              $34.2 million
                          Maturity                   Balance

                         The amounts payable in each year shall be payable on a pro rata basis in two equal installments, beginning on September 30, 1996. The amount of the first two (Year
                         1) installments shall, in each case, be reduced by 37.5% of the Cash Sweep Amount, and the amount of the second two (Year 2) installments shall, in each case, be reduced by 12.5% of the Cash Sweep Amount.

Collateral:              First  Lien on all of  Reorganized  Anacomp's  domestic
                         account  receivables,  inventory,  general intangibles,
                         plant,  property  and  equipment;  100% of the stock of
                         Reorganized  Anacomp's Domestic  Subsidiaries;  100% of
                         the   stock   of    Reorganized    Anacomp's    Foreign
                         Subsidiaries.

Optional Redemption:     The New Senior  Secured  Notes shall be  redeemable  by
                         Reorganized Anacomp at any time prior to maturity at 100% of principal amount plus accrued interest.

Asset Sales:             Lien to be released on receipt by  Reorganized  Anacomp
                         of net sale proceeds.

Ranking: The New Senior Secured Notes shall be senior to the New Senior Subordinated Notes and all future Subordinated Indebtedness of Reorganized Anacomp.

Registration:            Provided that Class 2 shall have accepted the Plan, the
                         New Senior  Secured Notes shall be registered  pursuant
                         to  the  Shelf   Registration   Statement   and  freely
                         tradable.

   THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE NEW
        SENIOR SECURED NOTES INDENTURE, WHICH WILL BE FILED ON OR BEFORE
                             THE CONFIRMATION DATE.

                SUMMARY OF TERMS OF NEW SENIOR SUBORDINATED NOTES


Principal Amount:         $160 million

Interest:                13.00% per annum, payable in cash semi-annually on June
                         30 and December 31; provided, however, that interest shall be payable on June 30, 1996 (in the event that the Plan shall have become effective by that date), December 31, 1996 and June 30, 1997 in additional New
                         Senior Subordinated Notes.

Maturity:                On the sixth anniversary of the Effective Date.

Collateral:              None.

Optional Redemption:     The New Senior  Subordinated  Notes shall be redeemable
                         by Reorganized Anacomp at any time prior to maturity at an initial redemption price of 103% of principal amount plus accrued interest, declining ratably to 101.5% in year 5 and 100% thereafter.

Mandatory Redemption:    None. Any  outstanding  New Senior  Subordinated  Notes
                         issued in lieu of cash interest shall be redeemed before April 30 in the year that is five years after the Effective Date at the rate then applicable to optional redemptions.

Ranking: The New Senior Subordinated Notes shall be senior to all future Subordinated Indebtedness of Reorganized Anacomp and will be subordinated to the New Senior
                         Secured Notes to the same extent as the Old Senior Subordinated Notes were subordinated to the Old Senior Secured Notes and Old Credit Facilities.

Registration:            Provided that Class 5 shall have accepted the Plan, the
                         New Senior Subordinated Notes shall be registered pursuant to the Shelf Registration Statement and freely tradable.

  THE   FOREGOING  SUMMARY IS  QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE NEW
      SENIOR SUBORDINATED NOTES INDENTURE AND THE NEW SENIOR SECURED NOTES
        INDENTURE, WHICH WILL BE FILED ON OR BEFORE THE CONFIRMATION DATE.

                        SUMMARY OF TERMS OF NEW WARRANTS


Expiration Date:         Five years after the Effective Date.

Exercise Rights:         Each  New  Warrant   entitles  the  Holder  thereof  to
                         purchase one share of New Common Stock at an exercise price of $12.23 per share (which amount reflects a $400 million enterprise value for Reorganized Anacomp).

   THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE NEW WARRANTS AND THE NEW WARRANT AGREEMENT, WHICH WILL BE FILED ON OR BEFORE THE
                               CONFIRMATION DATE.

Corporate Reorganization

     As of the Effective Date, the Company will reorganize its corporate structure (the "Corporate Reorganization") by merging the following wholly-owned, inactive Domestic Subsidiaries into Reorganized Anacomp: Applied Peripheral Systems, Inc., Cadren Systems Corporation, Data Management Labs, Inc., Dysan International Sales Corporation, Dysan International Sales Corporation II, Teksad Corporation, U.S. Video Corporation, Xidex Development Company, Xidex International Sales Corporation, Xidex Magnetics International Sales Corporation and Kalvar Microfilm, Inc. In addition, Computer Services Corp., which is 97% owned by Anacomp, will also be merged into Reorganized Anacomp. All of the Debtors, except Florida A A C and Anacomp International, shall be substantively consolidated with, and merged into, Reorganized Anacomp. Anacomp International will be liquidated and dissolved. Accordingly, following confirmation of the Plan, Anacomp will have one domestic wholly-owned subsidiary, Reorganized Florida A A C Corporation. Other than Anacomp International, none of Anacomp's Foreign Subsidiaries will be affected by the Plan. (Xidex GmbH, a German corporation, and a wholly-owned subsidiary of
Anacomp, is presently an obligor under the Multicurrency Revolver Loan Agreement. Xidex GmbH's obligation will be satisfied through the issuance of the New Senior Secured Notes.)

Management Incentive Plan

     Upon or after the Effective Date, the Company will implement a stock option plan for the benefit of the Company's post-Restructuring management (the "Management Incentive Plan"). The Management Incentive Plan will provide for the issuance of options to purchase up to 7 1/2% of the fully diluted New Common Stock to be outstanding following consummation of the Restructuring. Such options, if exercised, may dilute the New Common Stock issued on the Effective Date pursuant to the Plan, depending on the option price.

Trade Claims

     Holders of Trade Claims (vendors, suppliers, service providers, warranty, obligations etc.) will be treated as if the Chapter 11 cases had never been filed. To accomplish this, the Plan provides that Holders of Trade Claims will retain all of their legal, equitable and contractual rights. Trade creditors will not be required to file proofs of claims or take other action to enforce their rights against the Company; provided, however, that if such Claim arises from the rejection of an executory contract, a proof of claim must be filed. After filing their petitions for relief under Chapter 11, the Debtors obtained interim and final court orders permitting the Debtors to pay currently the pre-petition Claims of those Trade Creditors who continue to provide the Company with customary trade terms or who reinstate customary trade terms (collectively, the "Trade Order").

Releases

     All Claims against and Interests in the Debtors and all obligations of borrowers or guarantors under the Old Credit Facilities and the Old Securities will be released and discharged on the Effective Date in exchange for the consideration provided under the Plan, except for Claims in Class 1, Class 3, Class 7 and Class 10, and any Claims that may exist in favor of current or former officers or directors or the Old Indenture Trustees for indemnification. Various Persons are released under the Plan, including current and former officers or directors. See "The Plan -- Effects of Plan Confirmation."

                                   THE COMPANY

General

     Anacomp is the world's leading full-service provider of micrographics systems, services and supplies and has over 15,000 customers in over 65 countries. "Micrographics" is the conversion of information stored in digital form or on paper to microfilm or microfiche. Computer Output Microfilm (COM) converts textual and graphical digital information at high speed directly from a computer or magnetic tape to microfilm or microfiche.

     Anacomp offers a full range of micrographics services and supplies, including (i) micrographics processing services to customers on an outsourcing basis through its 45 data service centers nationwide; (ii) micrographics systems for users who perform their own data conversion; (iii) consumable supplies and equipment for micrographics systems; and (iv) maintenance services for micrographics equipment.

     Anacomp also is a leading manufacturer and distributor of a wide range of magnetics storage products including open reel tape, 3480 tape cartridges and 3490E tape cartridges.

     The Company's fiscal 1995 revenue was $591.2 million. In fiscal 1995, micrographics accounted for 78% of Anacomp's revenues and magnetics generated 22% of the Company's revenues in fiscal 1995. The table below sets forth Anacomp's revenues by product and service line for the periods indicated:


                                                          Year Ended September 30,
                                        1993                        1994                        1995
                                                             (Dollars in Thousands)
                             -------------------------  ----------------------------  ---------------------------
Micrographics:
     Services                  $125,226          21%         $132,042       22%         $132,314          22%
     COM Systems                 75,900          13            58,831       10            51,829           9
     Equipment and Supplies     233,120          38           204,511       35           190,571          32
     Maintenance                 86,777          15            89,911       15            85,732          15
Magnetics                        72,703          12            98,816       17           128,353          22
Other                             6,482           1             8,488        1             2,390           0
                               --------         ----         --------      ---          --------         ----
     Total                     $590,208         100%         $592,599      100%         $591,189         100%
                               ========         ===          ========      ===          ========         ===
- ------------------------------------------------------------------------------------------------------------------

     With the appointment of P. Lang Lowrey III as President and Chief Operating Officer on May 15, 1995, Anacomp undertook a three-month planning -+process to reevaluate the Company's strategies in light of its current financial situation and the micrographics industry's future. The stated objective of this planning process was to transform Anacomp into a cash driven business focused on its balance sheet and debt-to-equity ratio. As a result of this thorough analysis of the Company and its markets, the Company adopted a new business strategy which focused on (i) reducing costs by centralizing administrative functions, merging numerous data service centers and offices, and reducing headcount; (ii) outsourcing or exiting low-margin, non-strategic businesses; and (iii) investing in high-margin products and services that are complementary to the Company's core micrographics business.


     The continuing development of local area computer networks and similar systems based on digital technologies has resulted and will continue to result in at least some Anacomp customers changing their use of micrographics from data storage and retrieval to primarily data storage. The Company believes this is at least part of the reason for the declines in the past two fiscal years in sales of the Company's duplicate film, readers and reader/printers. Anacomp's service centers also are producing fewer duplicate microfiche per original for customers, reflecting this use of micrographics primarily for storage. The rapidly changing data storage and management industry also has resulted in intense price competition in certain of the Company's markets, particularly micrographics services. Anacomp's operating income as a percent of revenue (excluding restructuring and special charges) has decreased to 7% in fiscal 1995 from 13.4% in fiscal 1994, 15% in 1993 and 15.9% in 1992.

Present Business and New Operating Plan

Micrographics Services

     At present, COM services generate most of the Company's micrographics services revenues. The Company plans to generate additional revenue from a multitude of additional customer services including (i) Compact Disc-Recordable (CD-R) services, (ii) print and mail services, and (iii) archival services offered through the Company's 45 data service centers in the United States.
Anacomp's data service centers, which generally operate 24 hours per day every day of the year, receive on a daily basis thousands of magnetic tapes or direct computer transmissions from more than 8,000 customers. The data service centers then convert the information on these tapes to 16mm microfilm or to microfiche, which is a 4" x 6" microfiche card capable of storing up to 1,000 pages of computer output. Together these services comprise Anacomp's most profitable business line. Anacomp's objective is to protect this highly profitable business, while introducing complementary, high-growth services such as CD-R output, print and mail, and archiving. The Company will market these new services as additional, not replacement, services to its core micrographics services. Pursuant to this strategy, Anacomp envisions selling each image it processes up to four times:

     Once to output the image to microfilm or microfiche for safe, long-term storage.

     Once to output the image to CD-R for short-term storage and frequent retrieval.

     Once to output the image to paper to be mailed directly to the clients' customers.

     Once to store the image for a customer at an Anacomp site for archival purposes.

     The Company believes these additional services can be added at minimal cost by leveraging its existing production and sales infrastructure.

     Anacomp currently has an estimated 25% market share of the approximately $440 million COM services business. COM services have been facing increased pricing pressure due to competitive market conditions. To combat declining prices, Anacomp completed installation of the XFP 2000 COM systems in all of its data centers in 1995, increasing the efficiency of COM production. Additionally,

     Anacomp  will  upgrade  these  systems  with  Anacomp-developed   emulation
software for IBM and Xerox laser print streams, which expand the potential market for COM services and command higher average prices than other COM output. Anacomp believes that these technological improvements will partially offset the declining pricing trends in COM services.

     Anacomp also plans to use its existing data centers to expand into new markets, specifically CD-R, print and mail, and archival services.

     With CD-R services, Anacomp outputs the customer's data from magnetic tape or computer file to a recordable compact disc. For most CD-R customers, Anacomp simultaneously records their data onto microfilm or microfiche. Anacomp introduced this service at a selected number of its U.S. data centers in fiscal 1995 and plans to expand this service during 1996.

     Anacomp will introduce to its customers in fiscal 1996 print and mail services, which involves outputting customer data to paper usually on pre-printed forms then mailing the printed information directly to the customer's clients. Anacomp will also introduce archival services, which involves storing the customer's images at an Anacomp facility, to its customers in 1996. Both of these services are highly compatible with Anacomp's existing COM services business. Archival services present a highly profitable new market for micrographics services since start-up costs will be held to a minimum by using available space within current Anacomp facilities.

     In addition, Anacomp offers External Facilities Management ("XFM") services. In a typical XFM arrangement, Anacomp sells an XFP 2000 system to a customer who then pays Anacomp to operate and manage the customer's COM output. Anacomp charges the customer monthly fees based on the volume of COM products produced and also receives additional income from supplies and maintenance charges.

Customers and Distribution

     Anacomp has a large customer base which has proved to be loyal to Anacomp in the past. Anacomp's micrographics services customers include a majority of the Fortune 500 companies, banks, insurance companies, financial service companies, retailers, healthcare providers and government agencies, such as Automatic Data Processing, Inc. ("ADP"), Citicorp, Electronic Data Systems Co. ("EDS"), General Electric Capital Corporation, The Home Depot, Inc. and IBM (none of which accounted for more than 5% of Anacomp's micrographic services revenues in fiscal year 1995). The typical service contract is exclusive, lasts one year with a one-year automatic renewal period and provides for usage-based monthly fees, subject to increase on 30 days' notice. Approximately 75% of Anacomp's micrographics services customers are subject to contracts and more than 95% of such contracts are renewed annually.

Competitors

     Data service center industry competition is primarily limited to service centers within a 50-mile radius of a customer because of the emphasis on rapid turnaround. Anacomp and First Image (which has 66 data service centers) are the two largest national data service center organizations with approximately 25% and 35% of the market, respectively. The remainder of the market is served by numerous small data service centers.

COM Systems

General

     Anacomp is the world's leading manufacturer and distributor of COM systems (a $50 million market worldwide), offering a complete line of COM recorders, processors, duplicators and related software. Anacomp's installed base of COM systems, approximately 55% of those in use worldwide, is more than twice as large as its nearest competitor, and related sales of COM services and supplies to the installed base provide the Company with a recurring revenue stream that constitutes a significant portion of its annual revenues.

     The XFP 2000, which is manufactured by Anacomp, is the most advanced COM recorder on the market and has enabled the Company to capture an estimated 75% of all new COM systems sold or leased. The XFP 2000 is faster and more reliable than previous COM recorders and, through its laser technology, has the capability to generate precise reproductions of any image. The Company sold or leased 153 new XFP 2000 systems in fiscal 1995 compared to 165 in 1994. Pursuant to an OEM agreement entered into in 1990, Kodak is obligated to purchase an additional 151 XFP 2000 systems by October 1997 or pay a cash penalty to Anacomp. In 1996, Anacomp will introduce an XFP 2000 (DragonCOM) for the Asian market which is capable of processing Chinese, Korean, Taiwanese, Japanese and other ideographic languages utilizing the popular IBM Advanced Function Presentation ("AFP") architecture. Anacomp intends to market the DragonCOM to customers in Asia given the great demand for micrographics in Asian countries, particularly China.

     Anacomp also has developed two new software products that emulate IBM and Xerox laser print streams. AFP software developed in conjunction with IBM enables the XFP 2000 to process and image AFP formatted data streams used by IBM high-speed mainframe laser printers. Xerox Compatibility Feature ("XCF") software developed in partnership with Xerox enables the XFP 2000 to process the same data stream used by Xerox high-speed, high-volume laser printers. Anacomp believes these enhancement features will expand the potential market for COM output both by the sale of upgrade kits and additional XFP 2000 systems.

     To minimize the costs associated with the production of COM systems, Anacomp has implemented a "just-in-time" philosophy for fiscal 1996. In 1996, the Company introduced a print-for-pay usage plan for competing U.S. service bureaus unwilling to purchase or lease XFP 2000 hardware. Under this plan, the Company will place XFP 2000 systems with competing service bureaus for little or no up-front cost to replace older generation COM recorders. Anacomp will generate revenues by charging the service bureau on a usage basis. Anacomp also expects this program to generate additional supplies and maintenance revenues.

     Anacomp had offered two host output digital products -- XSTAR hardware and XSTAR software. The Company sold only one XSTAR hardware system in 1995 and going forward will put more focus on XSTAR software. In addition, Anacomp seeks to establish strategic alliances with leading technology companies in order to gain access to digital technologies and reduce development time and expense. Anacomp's technological leadership in micrographics, large customer base and worldwide distribution network will continue to make it an attractive strategic alliance partner.

Customers and Distribution

     Principal customers for the Company's COM systems include information intensive organizations such as banks, insurance companies, financial service companies, retailers, healthcare providers, and government agencies, and non-Anacomp COM data service centers. Recent purchasers of the XFP 2000 include Aetna, American Airlines, Inc., AT&T Corp., Chemical Banking Corporation, CIGNA Corporation, Cincinnati Bell Inc., EDS, GTE Corporation, NYNEX Corporation, PepsiCo, Inc., the State of Washington, The Travelers Inc. and Westinghouse Electric Corporation. While the majority of COM systems are sold outright, the Company does offer customers three or five-year lease options.

     International sales accounted for 41% of the Company's fiscal 1995 sales of COM system units. In foreign markets, Anacomp sells COM systems through wholly owned operating subsidiaries and, in countries in which Anacomp does not have a subsidiary, through dealers and agents. In 1994, Kodak became the Company's exclusive distributor in Asia (other than Japan) and Australia.

Competitors

     The Company's primary competitors in the sale of COM systems are Agfa-Gevaert AG ("Agfa") and Micrographic Technology Corporation ("MTC"). Anacomp manufactures, on a private label basis, the COM systems sold by Kodak through an OEM agreement. In some instances, Anacomp and Kodak compete directly for the same COM system sales. Competition is based principally on product features, as well as on such factors as product quality, service and price. Anacomp sells approximately 75% of all new COM systems sold worldwide. Anacomp's large installed base is an important competitive advantage in the sale of new COM systems because changing from one manufacturer's COM system to another is difficult due to software conversion and operator training costs.

Micrographics Equipment and Supplies

General

     Anacomp sells the most comprehensive line of micrographics supplies in the world, offering original halide film, duplicate film, chemicals for microfilm processing, paper and toners for reader/printers, micrographics lamps and bulbs, and other consumables. In addition to offering supplies, Anacomp designs, manufactures and markets a complete line of microfilm/microfiche readers and reader/printers. With the exception of proprietary wet and dry original halide film used in its XFP series of COM systems, many of these products have become only marginally profitable in recent years.

     To increase profitability, Anacomp has signed an agreement to outsource the manufacture of readers and reader/printers beginning in fiscal 1996 as demand and margins for these products continue to decline. Additionally, the Company will cease production of the DS 300 (a PC-connected workstation introduced in 1993 that scans, digitizes and electronically converts micrographic images on demand) in 1996 after completing a build-out of inventory. These decisions resulted in a significant one-time write-off in 1995. However, Anacomp will continue to offer these types of products to its customers on a reseller basis beginning in 1996.

     Anacomp supplies proprietary wet and dry original halide film used in its XFP series of COM systems and proprietary dry original halide film for its X Series, an earlier generation of Anacomp COM systems. All original microfilm for Anacomp's COM systems is manufactured for Anacomp by Kodak in what the Company considers to be a proprietary package.

     The proprietary film used in the XFP 2000 represents the only original COM film segment that is currently growing. The Company also believes it can maintain its market share of XFP 2000 dry film sales going forward because of the complexity of the manufacturing process, Anacomp's patents on its proprietary canister and the industry's interest in other segments of the film business.

     Anacomp is the world's largest supplier of duplicate microfilm, which is used to create one or more additional copies of original microfiche and microfilm masters. The Company's share of this estimated $80 million worldwide market is approximately 69%, which includes sales to its own data centers. The total market for duplicate film has declined as the ratio of duplicates to masters declines and as customers convert to digital technologies.

     The cost of producing all microfilm products has risen because of a worldwide shortage of polyester, which is the principal raw material for microfilm products. See "The Company -- Raw Materials and Suppliers."

Customers and Distribution

     Anacomp sells its consumable supplies directly to more than 90% of its worldwide installed base. In addition, the Company's indirect sales operation sells supplies to dealers and distributors throughout the United States.

     Original microfilm sales include film sold for Anacomp's COM systems and for other manufacturers' COM systems, with film sold for Anacomp's systems representing the vast majority of original microfilm sales. Beginning in October

1994, Anacomp became the exclusive provider of duplicate film to First Image, Anacomp's primary competitor in the data service center business and one of the world's largest consumers of duplicate microfilm.

     International sales in fiscal 1995 accounted for 29% of the Company's total micrographics supplies and equipment revenues. In foreign markets, Anacomp offers supplies through wholly owned operating subsidiaries and, in countries in which Anacomp does not have a subsidiary, through a network of dealers and distributors.

Competitors

     For non-OEM sales of the XFP 2000, Anacomp has in the past been the exclusive supplier for original microfilm because of the proprietary nature of the canister in which the film is placed. Certain of Anacomp's competitors, however, are considering introducing original microfilm canisters for use in the XFP 2000. See "Recent Litigation." Anacomp competes in sales of non-proprietary original COM microfilms with other manufacturers, including Agfa, Fuji Photo Film Co., Ltd. ("Fuji"), Kodak and Minnesota Mining & Manufacturing Company ("3M"). Anacomp's worldwide market share for COM microfilms is approximately 55%.

     Anacomp is the world's largest supplier of duplicate microfilm with an estimated 70% share of the U.S. market and an estimated 65% share of the non-U.S. market. Anacomp's primary competitor in the duplicate microfilm market is Rexham Graphics Ltd. ("Rexham") with an estimated 31% share of the worldwide duplicate film market.

     Anacomp has an estimated 33% of the micrographics supplies and equipment market in Europe and estimated 39% of the supplies and equipment market in the Americas (excluding the United States) and Asia. In Europe, the Company's primary competitors for micrographics supplies and equipment are Kalle Microfilm Division of Hoechst AG ("Kalle"), A. Messerli AG and Rexham. Its primary competitors in Japan are Kodak and Fuji.

Maintenance Services

General

     Anacomp provides 24-hour a day maintenance services through approximately 800 service employees operating in various countries worldwide. In such countries, Anacomp maintains approximately 2,190 of the COM recorders in use. Increased maintenance margins usually result from incremental COM systems sold to the same customer site because the Company is able to provide maintenance without adding maintenance centers or a significant number of personnel. COM maintenance services are facing increased pressure with the improved capacity and efficiency of the XFP 2000 resulting in reduced maintenance revenues as customers are able to process more volume on fewer COM systems. However, Anacomp believes that operating margins will benefit from sales of additional XFP 2000 systems because XFP 2000 systems require less maintenance than older COM systems. The Company also believes additional maintenance services for AFP and XCF enhancement upgrades to the XFP 2000 should partially offset this decline. Additionally, Anacomp plans to continue adding selected non-micrographics products to its service base while restructuring its maintenance organization in 1996 to reduce costs.

Customers and Distribution

     Anacomp's maintenance services division encompasses the Company's maintenance services operations in the United States as well as a field support group for the Company's data service centers. This department consists of 516 field service engineers and managers who provide geographic coverage through ten districts in the United States. Anacomp provides maintenance services primarily to its installed base of COM systems, although the Company has begun to service non-Anacomp COM systems and selected data processing products. As part of a September 1993 agreement between Anacomp and First Image, Anacomp became First Image's exclusive COM system maintenance provider nationally. Anacomp's standard maintenance contract is an exclusive, two-year contract with an automatic two-year renewal period. The prices under a standard maintenance contract are fixed for nine months and thereafter are subject to up to 10% annual increases upon 90 days' notice. Maintenance contracts on the XFP 2000 also provide for incremental charges for every image over a certain number of images processed.

     To reduce costs, Anacomp will reduce maintenance headcount and operating expenses. In addition, Anacomp is reducing field support costs by consolidating its hardware and software analysts. Anacomp also has consolidated its two U.S. customer service centers for micrographics customers to its Poway, California facility. The Company expects the synergies created by this consolidation to improve customer support while also reducing costs.

     International  operations  accounted for 38% of the  Company's  maintenance revenues in fiscal 1995. COM systems sold directly in foreign markets are maintained by Anacomp employees operating through Anacomp's foreign subsidiaries. COM systems sold in foreign markets through distributors are generally maintained by the employees of such distributors.

Competitors

     Historically, competition in maintenance has been limited as most customers tend to use the maintenance services of the vendor that installed their system, though some customers choose to employ in-house maintenance staffs. Thus, revenues are primarily a function of new COM system sales and the size of the installed base.

     Anacomp has the infrastructure to compete for service contracts on other COM products or selected data processing products, and the Company is actively seeking such business. In March 1992, Anacomp acquired the COM maintenance service operations of TRW Inc. ("TRW"), the last major third party provider of such services. The TRW operations were integrated into Anacomp's existing maintenance organization. These operations expanded the Company's maintenance service base and created new opportunities for COM system and supplies sales.

     Anacomp's COM maintenance market share is approximately 65% in the United States, 50% in Europe and 15% in the Americas (excluding the United States) and Asia.

Magnetics

General

     Anacomp manufactures, sells and distributes a broad range of magnetics products such as open reel tape, 3480 data tape cartridges, TK 50/52 "CompacTape" data tape cartridges and 3490E data tape cartridges. Anacomp is the world's largest manufacturer of half-inch tape products, which includes 3480 and 3490E tape cartridges, open reel tape and CompacTape. However, with the exception of 3490E cartridges, Anacomp has faced declining demand for these products along with steady increases in raw material costs, particularly polyester.

     To address these overall trends, the Company plans to cut costs aggressively in fiscal 1996. Anacomp also believes it can partially offset expected cost increases with higher market prices in selected product lines, particularly open reel tape and 3480 cartridges. Additionally, continued synergies from Anacomp's acquisition in 1994 of Graham Magnetics along with the Company becoming a distributor of Memorex branded magnetic media products is projected to partially offset market trends.

     Anacomp also is seeking new applications and markets based on its magnetics coating capacity. In 1995, Anacomp introduced voice logging tape and instrumentation tape. Voice logging tape is used by brokerage companies, "911" emergency service providers and other entities to record telephone conversations. Instrumentation tape is used by various government agencies to measure and record sensitive data. Both of these products cost little to develop since they use a slightly modified version of tape already manufactured for other magnetics products. In 1996, Anacomp began to use magnetic coated media to manufacture transfer tape, which is found on the back of transaction media (similar to credit and phone cards). Each of these new products will cost little to introduce and will absorb a substantial amount of fixed factory costs. Anacomp is actively seeking partnerships that will enable the Company to participate in the next generation of magnetic media products including half-inch metal particle tape.

     Due to decreasing demand and falling prices, Anacomp ceased production of "cookies," which are the magnetic media used in manufacturing flexible (or "floppy") diskettes. As a result, Anacomp closed its Omaha, Nebraska facility in October 1995, absorbing a one-time shut-down charge in fiscal 1995.

     To reduce costs, the Magnetics Group's senior management has been reduced 30% through the creation of a European organization and a U.S. & Asia/Pacific organization. In October 1995, Anacomp closed its Bedford, Texas office, reducing headcount significantly and consolidating the remaining functions into existing Anacomp facilities in Atlanta, Georgia and Grand Prairie, Texas.

Customers and Distribution

     Anacomp primarily sells its magnetics products through its worldwide distributor and dealer network and, to a lesser extent, through parts of its 196-person direct sales force. In addition, the Company also manufactures its open reel, 3480 and 3490E tape products on an OEM basis for internationally recognized brands. Anacomp markets its products under the "Dysan," "StorageMaster," "Memorex" and "Graham" trademarks.

Competitors

     Anacomp has no significant competitors with respect to the manufacture of open reel tape, and its worldwide market share is estimated at 92%. Anacomp competes with 3M and BASF AG in the sale of open reel tape, 3480 and 3490E data cartridges. Anacomp's worldwide market share for 3480 and 3490E data cartridges is estimated to be 38% and 35%, respectively.

Sales Force

     The Company employs 225 salespeople worldwide. The Company maintains three separate domestic sales forces: (i) the U.S. Group, which employs 127 salespeople, is comprised of 10 regions responsible for sales of micrographics and CD-R services, COM systems and related maintenance services, supplies and equipment, sales of digital products and direct sales of magnetics products;
(ii) the Strategic Partners Group responsible for sales to competitive service bureaus and government agencies as well as spearheading the Company's new telemarketing efforts; and (iii) the Magnetics Division responsible for sales of magnetics products primarily to dealers and distributors.

     Anacomp employs 64 salespeople who sell to customers located abroad. In countries in which Anacomp does not have a subsidiary, the Company sells through approximately 100 distributors and agents.

Raw Materials and Suppliers

     Polyester is the principal raw material used in the manufacture of microfilm and magnetic media products. Anacomp believes that the recent worldwide shortage of polyester is likely to continue, and that the cost of polyester-based products will continue its recent increases over the next several years. To date, Anacomp has had little success in its efforts to limit the amount of the cost increases that its microfilm and magnetics polyester vendors have imposed upon the Company. Anacomp is uncertain whether it can pass along to its film customers all of the cost increases that it has experienced and may in the future experience, and Anacomp's inability to do so could adversely affect the Company's profitability.

     In October 1993, SKC purchased Anacomp's Sunnyvale, California duplicate microfilm facility and entered into a ten-year supply agreement (the "Supply Agreement") with Anacomp pursuant to which SKC became the Company's sole duplicate microfilm supplier. In connection therewith, SKC invested several million dollars to consolidate and to enhance the Sunnyvale facilities in order to improve both productivity and film quality. SKC's duplicate film production is dedicated exclusively to Anacomp and, during fiscal 1995, Anacomp purchased approximately 490 million square feet of duplicate microfilm from SKC, costing approximately $40 million. In connection with the Supply Agreement, SKC also provided Anacomp with a $25 million trade credit facility (secured by up to $10 million of inventory sold to Anacomp by SKC) under which the Company is currently in default. In connection with the Supply Agreement, the Company has agreed to certain price increases in 1996 and to pay the following amounts to SKC thereafter: (a) $400,000 in 1997; (b) $600,000 in 1998; (c) $800,000 in
1999; (d) $800,000 in 2000; and (e) $1,000,000 in 2001.

     Pursuant to the Supply Agreement, SKC also provides Anacomp with a substantial portion of its polyester requirements for its magnetic media products. In fiscal 1995, Anacomp used more than 7.6 million pounds of polyester, costing approximately $13.7 million, in its magnetic business. While Anacomp could purchase certain of these magnetics polyester products from vendors other than SKC, SKC is currently the sole available source for polyester used by Anacomp to manufacture many magnetics products, including open reel tape. SKC's inability or refusal to supply this polyester in the future might force Anacomp to cease manufacturing open reel tape or other magnetics products, which would negatively impact Anacomp's profitability and prevent Anacomp from fulfilling its contractual obligations to its customers.

     The Company's XFP 2000 COM recorder utilizes a proprietary, patented original film canister, and the original film used in that canister is supplied exclusively by Kodak. The Company also purchases from Kodak substantially all of Anacomp's requirements for original microfilm for earlier-generation COM recorders manufactured by Anacomp and others, although the Company has from time to time purchased the original microfilm utilized in those older COM systems from other vendors.

Research and Development

     Anacomp plans to reduce engineering costs substantially by shifting away from the research and development of various micrographics products. Anacomp will finish the development of its DragonCOM product and its AFP print stream emulation software, but will focus research and development on new digital products. Additional research and development cost reductions are planned, including the continued downsizing of the engineering staff located at the Company's principal manufacturing facility in Poway, California. These cost cutting initiatives will drastically cut overall engineering and research and development costs in fiscal 1996 compared to previous years.

     Anacomp owns various patents and licenses covering aspects of its products and production processes, as well as proprietary trade secret information with respect to such products and processes. While Anacomp believes that the protection provided by these patents, licenses and proprietary information is important to the Company, it also believes that of equal significance is the knowledge and experience of its management and personnel and their abilities to develop and market the Company's products and to provide value-added services in connection with such products.

Facilities

     Anacomp maintains administrative offices at 11550 North Meridian Street in Carmel, Indiana (a suburb of Indianapolis) and its executive offices at 2115 Monroe Drive in Atlanta, Georgia. In 1992, the Company opened a new manufacturing and operations center in Poway, California, near San Diego. The facility consolidated one-fourth of Anacomp's work force and ten separate manufacturing facilities into one facility. Micrographics manufacturing, engineering, micrographics, customer service and marketing, and product maintenance facilities are all located in Poway. Additionally, Anacomp has targeted certain sites in Europe and the United States for consolidation in order to further reduce overhead and travel expenses.

     Anacomp's magnetics manufacturing facilities are located in Graham, Texas and Brynmawr, Wales. During 1994, Anacomp's Graham and Brynmawr facilities received international recognition for quality standards, earning International Standards Organization (ISO) 9002 certification. Anacomp's Poway facility earned ISO 9002 certification in September 1995. The following table indicates the square footage of Anacomp's facilities:


                                                   Operating           Other           Corporate
                                                   Facilities        Facilities       Facilities           Total
                                                   ----------       ------------      -----------       ----------
United States:
     Leased............................              702,448         343,349           76,115           1,121,912
     Owned.............................              147,420          15,630           ------             163,050
                                                   ----------       ----------        --------         -----------
                                                     849,868         358,979           76,115           1,284,962
                                                   ==========       ==========        ========         ===========
International:
     Leased............................              143,834         -------           ------             143,834
     Owned.............................              145,000         -------           ------             145,000
                                                   ----------       ---------         --------            -------
                                                     288,834         -------           ------             288,834
                                                   ----------       ---------         --------         -----------
              Total....................            1,138,702         353,979           76,115           1,573,796
                                                   ==========       =========         ========         ===========

     Other Facilities consists primarily of leased space from abandoned facilities and property held for sale. Approximately 109,246 square feet of the Other Facilities have been sublet to others and an additional 249,733 square feet has been vacant since September 1995. Anacomp also leases standard office space for its sales and service centers in a variety of locations. Anacomp considers its facilities adequate for its present needs and does not believe that it would experience any difficulty in replacing any of its present facilities if any of its current agreements were terminated.

     Pursuant to Section 365 of the Bankruptcy Code, the Company is considering rejecting certain of its non-residential leases with respect to, primarily, premises that are not currently being occupied by the Company.

Legal Proceedings

     The Company and the Subsidiaries are potential or named defendants in several lawsuits and claims arising in the ordinary course of business. While the outcome of such claims, lawsuits or other proceedings against the Company cannot be predicted with certainty, management expects that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on the financial statements of the Company. A list of all lawsuits and administrative proceedings currently pending against the Company or any of the Subsidiaries is annexed hereto as Schedule I. With respect to environmental lawsuits or administrative proceedings, the location of the relevant site is indicated in parentheses next to the caption of each lawsuit or administrative proceeding. In all actions in which one of the Debtors has been named as a defendant, the applicable Debtor is vigorously defending against such contingent unliquidated claims and the Debtors are unable to include an estimate of their potential liability (except with respect to the environmental claims, for which the Debtors have estimated their contingent liability at $6.5 million). In any event, the Debtors believe that their ultimate liability in all such actions will not be material and that they will have sufficient assets to satisfy all of their obligations to such claimants.

DTSC Matters

     The California Department of Toxic Substances Control (the "DTSC") filed a civil complaint on January 5, 1996, in Alameda County Superior Court against Anacomp, Inc. and Xidex Corporation that seeks civil penalties and injunctive relief pursuant to the Hazardous Waste Control Law, Health and Safety Code
Section 25100, et seq., and California Code of Regulations,  Title 22, Div. 4.5,
Section 66001, et seq., with respect to Anacomp's Sunnyvale, California facility (the "Sunnyvale Facility"). The DTSC contends that: (a) Anacomp has not yet completed regulatory closure of the Sunnyvale Facility, which (the DTSC contends) is required by law; (b) the closure actions that are required include collection and analysis of soil samples, evaluation of the risks associated with the contaminants found, and, depending on those risks, removal, treatment and/or disposal of contaminated soil and/or groundwater; and (c) Anacomp has not fully complied with the requirement to demonstrate financial assurance for completing the required closure activities for the Sunnyvale Facility.

     An order of the California Regional Water Control Board, San Francisco Bay Region (the "RWCB"; the DTSC and the RWCB are sometimes collectively referred to herein as the "DTSC") is also in effect with respect to the Sunnyvale Facility (the "RWCB Order"). The DTSC contends that: (a) Anacomp is obligated to characterize and cleanup environmental contamination at the Sunnyvale Facility pursuant to the RWCB Order; (b) Anacomp's consultants submitted a Remedial Action Plan for addressing environmental contamination at the Sunnyvale Facility that estimates potential environmental costs of as much as $998,000 for soil cleanup and $1,842,000 for groundwater cleanup, for total cleanup costs of $2,840,000; and (c) Anacomp's environmental cleanup liabilities for the Sunnyvale Facility will total $3,453,900, and possibly as much as $5,008,155.

     The DTSC also contends that: (a) all expenditures necessary to comply with environmental laws are administrative expenses that Anacomp is required to incur during the pendency of the Chapter 11 Cases; and (b) to the extent Anacomp is required to hire professionals to comply with these obligations, Anacomp must seek Bankruptcy Court authorization for such expenditures, in addition to the authorization already received to pay Holders of Trade Claims.

     The Debtors do not necessarily agree (and in most cases strongly disagree) with the contentions of the DTSC set forth above and in its civil complaint and the RWCB Order, and specifically reserve the right to dispute such contentions. The Debtors expect that they have sufficient liquidity to pay expenses that are necessary to comply with state and federal environmental regulations and requirements imposed on them by government regulatory agencies to take action in response to existing or threatened environmental contamination, all to the extent required under the Bankruptcy Code.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, which include its form 10-K for fiscal year 1995, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth
Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, Room 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

            CERTAIN EVENTS PRECEDING THE DEBTORS' CHAPTER 11 FILINGS

     In August 1988, the Company acquired Xidex Corporation (the "Xidex Acquisition") for approximately $400 million. Anacomp incurred substantial indebtedness in order to finance the Xidex Acquisition and to refinance certain existing indebtedness, including (i) a $175 million bank term loan due August 31, 1993 at 11.5%; (ii) a $125 million bank revolving credit facility due August 31, 1991 at 11.5% (collectively the "Original Bank Loans"); and (iii) the issuance in a private placement of $250 million senior subordinated increasing rate notes with an initial interest rate of 13% (the "Increasing Rate Notes"). As a result, the Company's capital structure became highly leveraged at a time when its core business, micrographics, was maturing and the high-yield debt market was becoming extremely volatile.

     Subsequent to the Xidex Acquisition, the performance of certain of Xidex's non-micrographics operations proved to be substantially below management's expectations due to a variety of factors. Recognizing that these businesses would not be part of long-term operations, Anacomp classified them as discontinued operations for financial reporting purposes, while exploring various restructuring alternatives. In March 1990, Anacomp sold Xidex's flexible disk operations. The resulting sale and liquidation of the flexible disk business and the restructuring of its other non-micrographics operations resulted in a write-off of $173.5 million, which caused the Company's net worth to fall below the minimum levels required by certain of its debt agreements.

     After obtaining various waivers, at a cost of $7.2 million, from its various creditors, on October 29, 1990, the Company refinanced the Original Bank Loans, the Increasing Rate Notes and certain other existing indebtedness by entering into a revolving loan agreement and a term loan agreement and issuing new notes totaling $529.9 million of new debt. The Company also incurred additional debt on March 23, 1993 by entering into a $30 million multicurrency revolving loan due October 1995.

     Anacomp attempted to refinance certain of its existing indebtedness through a public offering of $225 million of senior secured notes, filed with the Commission on January 24, 1995. The new notes would have deferred an aggregate of $153 million in scheduled principal payments in fiscal years 1995 through 1998, providing liquidity and enabling the Company to pursue an aggressive growth strategy through additional acquisitions and product development. However, Anacomp was unable to consummate the refinancing and announced the withdrawal of the proposed offering on April 6, 1995.

     As a result of the withdrawn offering and weaker than anticipated second quarter results, including disappointing sales performance for the Company's new products, the Company did not have sufficient cash available to make its $20.0 million scheduled principal payment due April 26, 1995 on the Old Credit Facilities and Old Senior Notes and the $16.9 million scheduled interest payment due May 1, 1995 on the Old Senior Subordinated Notes. Historically, the Company has sold assets, drawn upon its various bank credit facilities and sought extensions of debt amortization payments to meet the cash flow shortfalls it has experienced. Accordingly, on April 19, 1995, the Company convened a meeting where it sought permission from the Holders of Claims under the Old Credit Facilities and Holders of Old Senior Notes (collectively, the "Senior Secured Creditors") to reschedule all or a substantial portion of the $20.0 million scheduled amortization payment due April 26, 1995. The Senior Secured Creditors rejected this proposal. As a result, Anacomp defaulted on its obligations under the Old Credit Facilities and Old Senior Notes and was thus contractually prohibited from making interest payments on the Old Senior Subordinated Notes and the Old Subordinated Debentures. Through the Petition Date, Anacomp continued to pay "regular" interest on the Old Credit Facilities and the Old Senior Notes. In addition, Anacomp paid default interest through the Petition Date on certain amounts due under the Old Credit Facilities and the Old Senior Notes.

     On May 5, 1995, the Company retained Smith Barney Inc. ("Smith Barney") to provide financial advice about various restructuring alternatives for the Company. Pursuant to the terms of Smith Barney's agreement with the Company, their retention by the Company ceased on the Petition Date. Also in May, the Holders of claims under the Old Credit Facilities led by their agent Citibank and counsel Weil, Gotshal & Manges and the Holders of the Old Senior Notes represented by Milbank, Tweed, Hadley & McCloy requested that the Company agree to retain Ernst and Young LLP ("Ernst & Young") as their financial advisor to evaluate the Company's financial condition and prospects going forward. The Company agreed and granted Ernst & Young full access to the Company and its management.

     In June 1995, Holders of approximately $170.0 million of the Old Senior Subordinated Notes informed the Company of their selection of Chanin and Company ("Chanin") to act as financial advisors and requested that the Company pay certain fees and expenses of Chanin and Stroock & Stroock & Lavan ("Stroock"), their legal advisor. The Company entered into fee and expense agreements with Chanin and Stroock dated as of June 12, 1995 and August 2, 1995, respectively. After their retention, the financial and legal advisors to the Old Senior
Subordinated Notes conducted business and legal due diligence, including discussions with the Company's management concerning the business and operations of the Company and its financial condition and prospects.

     After months of discussions and negotiations with representatives of Holders of Claims under the Old Credit Facilities, the Old Senior Notes, the Old Senior Subordinated Notes and the Old Subordinated Debentures, the Company reached an agreement in principle with an unofficial committee of Holders of the Old Senior Subordinated Notes (the "Unofficial Senior Subordinated Committee") providing for a proposed restructuring (the "Proposed Restructuring") and the ultimate filing of the Chapter 11 Cases to implement such restructuring. The members of the Unofficial Senior Subordinated Committee, which was represented by Stroock and Chanin, were: Dabney Resnick, Inc., Franklin Resources, Magten Asset Management Corp., Merrill Lynch Asset Management, Romulus Holdings, RH Capital Associates and State Street Research.


                            POST-PETITION OPERATIONS

Commencement of the Reorganization Case

     On the Petition Date, the Debtors Filed, together with their bankruptcy petitions, a plan of reorganization to implement the Proposed Restructuring, and on January 12, 1996, the Debtors Filed a disclosure statement with respect thereto. Since the Petition Date, the Debtors have continued in possession of their properties as debtors-in-possession, and are authorized to operate and manage their businesses and to enter into all transactions that they could have entered into in the ordinary course of their businesses had there been no Chapter 11 filings. Pursuant to Sections 105 and 363 of the Bankruptcy Code, the Debtors have sought and obtained numerous orders from the Bankruptcy Court intended to facilitate the operations of the Company. Those orders authorized the Debtors to, among other things: (i) utilize cash collateral and (ii) pay certain prepetition Claims, including Claims of trade creditors, wages, salaries and employee benefits. Accordingly, since the Petition Date, the Debtors have continued to conduct their businesses substantially as they did prior to the Petition Date.

Appointment of the Creditors' Committee

     On January 17, 1996, the Creditors' Committee was appointed by the Office of the United States Trustee. The members of the Creditors' Committee are: State Street Bank and Trust Company, as indenture trustee under the Old Senior Subordinated Notes Indenture, IBJ Schroder Bank & Trust Company, as successor trustee under the Old 9% Subordinated Debentures Indenture, United States Trust Company of New York, as successor trustee under the Old 13.875% Subordinated Debentures Indenture, Dabney Resnick Asset Management Fund Inc., Merrill Lynch Phoenix Fund, Franklin Custodian Fund Inc. and Eastman Kodak Company. Subsequent to the appointment of the Creditors' Committee, Trendex Capital Management was admitted to the Creditors' Committee on an ex officio basis. Official committees appointed under Section 1102 of the Bankruptcy Code have, among other rights, the right to: (i) consult with the debtor concerning administration of the case,
(ii) investigate the acts, conduct, assets, liabilities and financial condition of the debtor, as well as the operation of the debtor's business and any other matter relevant to the Chapter 11 case or to the formulation of a plan of reorganization and (iii) participate in the formulation and acceptance or rejection of a plan of reorganization.

Plan Negotiations

     Subsequent to the filing of the Chapter 11 Cases, the Company continued to negotiate with its major creditor constituencies, including the Creditors'
Committee and the Senior Secured Creditors, in an attempt to reach a fully consensual restructuring. In January 1996, the Senior Secured Creditors retained The Blackstone Group as financial advisor to assist in the evaluation of the Company's financial condition and a plan of reorganization. Upon the filing of the Chapter 11 Cases, Smith Barney was not eligible to act as the Company's financial advisor, and shortly thereafter, the Company retained Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") as its financial advisor. The appointment of DLJ was approved by the Bankruptcy Court effective as of January 16, 1996. The Creditors' Committee retained Chanin as its financial advisor and such retention was approved by the Bankruptcy Court effective as of January 17, 1996.

     On February 15, 1996, the Company announced that it had reached an agreement in principle with the Creditors' Committee and the Senior Secured Creditors, which agreement forms the basis for the Restructuring and the Plan. The Creditors' Committee and the Senior Secured Creditors have indicated their support for the Plan.

Request For Equity Committee

     A Holder of the Old Preferred Stock has Filed a motion seeking the appointment of an official committee of equity security holders in the Chapter 11 Cases. The Debtors intend to oppose such motion.

Claims Process and Bar Dates

     With certain exceptions, the Bankruptcy Court established February 23, 1996 as the date by which claimants were required to File proofs of Claim or be barred from asserting any Claim against the Debtors and from voting upon or receiving distributions under the Plan ("Limited Bar Date"). Certain creditors whose Claims were included in the following categories were not required to file proofs of Claims: (i) Old Senior Subordinated Note Claims; (ii) Claims for employee wages, salaries, medical insurance, sick pay, sick leave, long-term disability, vacation benefits and other benefits earned in the ordinary course of the Debtors' business; (iii) Old Subordinated Debentures Claims; (iv) Carlisle Note Claim; (v) Intercompany Claims; (vi) Administrative Claims; (vii) Trade Claims and (viii) Interests of Holders of Old Common Stock, Old Preferred Stock, stock options or warrants. In addition, the Debtors have reached an agreement with the Holders of Class 2 Claims extending the date by which such Holders must File proofs of Claim.

Post-Petition Operations and Liquidity

     While the Company has continued to conduct its business as it had prior to the Petition Date, certain aspects of the Company's operations have been adversely affected as a result of the bankruptcy filing. The revenues of the Company's foreign subsidiaries have declined, reflecting a general skepticism towards bankruptcy in the European marketplace, and equipment purchases, both foreign and domestic, have been deferred as potential purchasers await the outcome of the Chapter 11 Cases. The Company, however, has continued to maintain sufficient liquidity to meet its post-petition operations.

Recent Litigation

     Patent Litigation

     For non-OEM sales of the XFP 2000, Anacomp has in the past been the exclusive supplier for original microfilm because of the proprietary nature of the canister in which the film is placed. Certain of Anacomp's competitors, however, are considering introducing original microfilm canisters for use in the XFP 2000. Anacomp has brought actions alleging patent infringement against Agfa, Fuji and COM Products, Inc. seeking to protect the proprietary nature of Anacomp's original microfilm canister. These actions are still in the preliminary stages and there can be no assurance that Anacomp will prevail. An unfavorable outcome, however, would likely have an adverse effect on Anacomp's original microfilm sales and gross profit.

     Customs' Claim

     The United States Customs Service ("Customs") is seeking repayment of certain drawback payments previously paid to Anacomp and Xidex. Customs alleges Anacomp was improperly paid approximately $2.1 million in drawback refunds for which Anacomp could not substantiate its eligibility during a recent Customs audit. As a result, Customs liquidated the drawbacks primarily in May and June 1994, and has requested repayment. In addition, interest began accruing on the disputed drawback account on the date of liquidation. Anacomp is currently protesting Customs' denial of these drawbacks with the United States Customs Office in San Francisco, California and has requested an Application for Further Review by the United States Customs Headquarters in Washington, D.C. If Anacomp's protests are unsuccessful, the Company will consider appealing any adverse Customs decision to the Court of International Trade. The Company has fully reserved the disputed amount on its balance sheet.

     In a related matter, on November 6, 1995, Intercargo Insurance Co. and Old Republic Insurance Co. (collectively, the "Sureties"), as the parties guaranteeing the Company's indebtedness to Customs, commenced an action in the District Court for the Northern District of California (the "Court") seeking equitable and legal relief in connection with certain custom bonds the Sureties allegedly posted for import/export activities of Anacomp and Xidex.

     The complaint requested that the Court order Anacomp to pay Customs the full liquidated amount and to relieve the Sureties from their obligations under the customs bonds. Anacomp disputes the Sureties' claim that the liquidated drawback claims must be paid currently because Anacomp's aforementioned administrative appeal of the action is still pending.

     On  December  13,  1995,  the  Sureties  and Anacomp  reached a  settlement agreement, which was approved by the Court. The terms of the settlement agreement were filed under seal and were confidential. Assuming the Effective Date is in April, 1996, Anacomp would be obligated to pay approximately $1 million into an escrow-type fund on the Effective Date.

                     SELECTED FINANCIAL DATA FOR THE COMPANY

     The historical financial statement data set forth below was derived, except as otherwise noted, from the consolidated financial statements of the Company audited by Arthur Andersen LLP. This table should be read in conjunction with the Company's consolidated financial statements and notes thereto and management's discussion thereof appearing elsewhere herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company.

                                                                                                        Three Months Ended
                                                    Year Ended September 30                                December 31
                                 ---------------------------------------------------------------     ---------------------
                                                                                                          (unaudited)
                                 ---------  -----------  ------------  ------------  -----------     ---------------------
                                   1991        1992          1993           1994          1995          1994          1995
                                 ---------  -----------  ------------  ------------  -----------     ----------  ---------
INCOME STATEMENT DATA                           (Dollars in thousands, except per share amounts and ratios)
Revenues.....................   $635,361      $628,940      $590,208     $592,599       $591,189     $151,812      $130,265
Cost of sales and services...    423,956       428,308       404,752      420,483        440,667      102,459        89,599
Selling, general and
  administrative.............    105,861       100,330        96,822       92,539        109,127       31,460        24,447
Special and restructuring
  charges (a)................         --            --                         --        169,584           --            --
Operating income (loss)......    105,544       100,302        88,634       79,577       (128,189)      17,893        16,219
Interest expense.............     79,655        71,947        68,960       67,174         70,938       17,949        18,286
Income (loss) before
  extraordinary credit and
  cumulative effect of            18,105        18,221        11,691        6,955       (238,326)         281         1,053
  accounting change (b)......
Net income (loss)............     29,205        26,921        18,591       14,955       (238,326)         281         1,053
Income (loss) per share
   (primary) before
   extraordinary item and
   cumulative effect of
   accounting change (net
   of preferred stock
   dividends and discount
   accretion)................       .38           .38           .22            .10      (5.22)         (.01)          .01
Weighted average shares
   outstanding...............    41,689,577    42,712,865   42,749,933     47,335,723    46,061,818   45,843,459    47,682,725


SELECTED FINANCIAL RATIOS
  AND OTHER DATA
Depreciation and amortization     $31,551        $34,569      $33,006       $34,615      $35,998      $8,491         $6,843
EBITDA(c).....................    137,095        134,871      121,640       114,192       77,393      26,384         23,062
Capital expenditures..........     13,916         18,755       20,726        18,868       14,372       3,236          1,161
Ratio of EBITDA to interest
   expense....................       1.72           1.87         1.76          1.70         1.09        1.47           1.26
Ratio of total debt to
   EBITDA.....................       3.75           3.54         3.61          3.61         5.04         --             --
Ratio of earnings to fixed
   charges (d)...............       1.36x          1.41x        1.27x         1.21x         *(d)        1.03x          1.11x


                                                    Year Ended September 30                            As of December 31
                                 ---------------------------------------------------------------     ---------------------
                                                                                                          (unaudited)
                                 ---------  -----------  ------------  ------------  -----------     ---------------------
                                   1991        1992          1993           1994          1995          1994          1995
                                 ---------  -----------  ------------  ------------  -----------     ----------  ---------
BALANCE SHEET DATA                                 (dollars in thousands)
Cash.........................    $19,811       $29,881      $24,922        $19,871      $19,415        $5,337     $27,209
Property, plant, and
  equipment - net............     70,609        67,872       66,399         66,769       44,983        57,750      38,719
Intangible assets (e)........    318,575       310,333      296,426        279,607      160,315       276,969     157,884
Total assets.................    686,062       681,561      643,548        658,639      421,029       636,363     398,119
Total current liabilities (f)    139,824       150,522      152,727        163,091      188,957       158,586     180,228
Total debt (g)...............    514,749       477,303      439,093        411,847      389,900       395,807     376,371
Redeemable preferred stock...     24,191        24,287       24,383         24,478       24,574        24,502      23,897
Shareholders' equity (deficit)   (25,017)        8,290       13,799         49,756     (188,243)       48,907    (187,825)



- ------------------------------------
Notes:

(a) This item includes special charges of $136.9 million which represents a write-off of goodwill of $108.0 million and $28.9 million of charges associated with software costs which are not recoverable, as well as restructuring charges of $32.7 million.

(b) The Company adopted Financial Accounting Standards No. 109, Accounting for Income Taxes, in the first quarter of fiscal year 1994. The adoption resulted in a one-time increase to income of $8.0 million reflecting the cumulative effect on prior years of this accounting change. Prior to 1993, the Company recognized tax benefits resulting from NOLs as an extraordinary item in the Consolidated Statement of Operations.

(c) EBITDA represents earnings before interest income and expense, financial restructuring costs, other income, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income (as determined in accordance with GAAP) as a measure of the Company's operating results or to cash flows (as determined in accordance with GAAP) as a measure of the Company's liquidity. This item does not include special and restructuring charges of approximately $169.6 million incurred in 1995.

(d) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of deferred debt issuance costs, accretion of the original issue discount and the portion of rental expense under operating leases that has been deemed by the Company to be representative of an interest factor, all on a pre-tax basis. For the year ended September 30, 1995, income before income taxes was inadequate to cover fixed charges. The amount of the coverage deficiency was $203.3 million.

(e) Intangible assets represent primarily the excess of purchase price over net assets of businesses acquired (goodwill). Goodwill is amortized on the straight-line method over 15 to 40 years. Effective June 30, 1995, Anacomp elected to modify its method of measuring goodwill impairment to a fair value approach. This revised accounting policy resulted in a write-off of $108.0 million of goodwill related to the micrographics business.

(f)  Total current liabilities exclude current portion of long-term debt.

(g) Total debt does not include accrued but unpaid interest. As of September 30, 1995, the Company was in default on all its debt instruments and as a result all debt is classified as current.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Developments

     After months of discussions and negotiations with representatives of Holders of Claims under the Old Credit Facilities, the Old Senior Notes, Old Senior Subordinated Notes and the Old Subordinated Debentures, the Company reached an agreement in principle with the Unofficial Senior Subordinated Committee providing for a proposed restructuring and the ultimate filing of the Chapter 11 Cases on January 5, 1996, with the U.S. Bankruptcy Court in Delaware.

     Subsequent to the filing of the Chapter 11 Cases, the Company continued to negotiate with its major creditor constituencies, including the Creditors'
Committee and the Senior Secured Creditors, in an attempt to reach a fully consensual restructuring. On February 15, 1996, the Company announced that it had reached an agreement in principle with the Creditors' Committee and the Senior Secured Creditors, which agreement forms the basis for the Restructuring and the Plan.

     While the Creditors' Committee and the Senior Secured Creditors have indicated their support for the Plan, there can be no assurance that the Plan will be confirmed by the Bankruptcy Court or that all of the necessary votes accepting the Plan will be obtained.


Results of Operations - General

     First Three Months Fiscal 1996

     Net income available to common stockholders increased to $513,000 for the three months ended December 31, 1995 compared to a loss of $259,000 for the three months ended December 31, 1994. The first quarter results were bolstered by a $6.2 million gain on the sale of the Image Conversion Services Division ("ICS") which was effective November 1, 1995, and were reduced by $2.8 million of financial restructuring costs. Operating income, i.e., income before interest, other income, financial restructuring costs, and income taxes, amounted to $16.2 million compared to $17.9 million for the same period of the prior year.

     Total revenues for the first quarter of $130.3 million represents a $21.5 million decrease from the first quarter of the prior year. Approximately $9.9 million of the decrease is due to the discontinuance and downsizing of product lines including ICS ($3.2 million), flexible diskette media ($3.3 million), reader and reader/printer products ($2.1 million) and source document film ($1.3 million). An additional $8.0 million of the decrease is due to reduced COM systems revenues which is caused by fewer XFP 2000 sales in the current quarter as well as the absence of revenue from sales of equipment for Anacomp data centers under sale and leaseback arrangements which amounted to $3.5 million in the first quarter of the prior year.

     Costs of services provided as a percent of services revenue were 55% in the three months ended December 31, 1995, compared to 54% in the same period of the prior year. Costs of equipment and supplies sold as a percent of equipment and supplies sales were 78% for the three months ended December 31, 1995 compared to 75% in the same period of the prior year. The increase in cost of equipment and supplies sold is primarily due to the relatively lower level of COM systems sales which earn higher average gross margins.

     Selling, general and administrative expenses were 19% of revenue in the three months ended December 31, 1995 compared to 21% in the same period of the prior year. This percentage decline represents a decrease of $7.0 million which is consistent with the cost reductions included in Anacomp's New Operating Plan.

     Fiscal Years 1995, 1994 and 1993

     Revenues for the Company's core micrographics business have been declining for the last several fiscal years. Anacomp incurred a loss of $238.3 million for the year ended September 30, 1995 as compared to income of $15.0 million and $18.6 million for the year ended September 30, 1994 and 1993, respectively. Included in the fiscal 1995 loss are special charges of $136.9 million, representing a write-off of goodwill of $108.0 million and $28.9 million of costs associated with software investments (see notes 2 and 5 to the accompanying Consolidated Financial Statements). Also included in the loss is a $29.0 million deferred tax provision and $32.7 million of restructuring charges which include severance costs, inventory write-downs, excess facilities and other reserves. Further contributing to the overall loss was a decrease in operating income of $38.2 million compared to the prior year and $6.0 million of expenses associated with the March 1995 proposed refinancing and current restructuring.

     Operating income, i.e., income before special and restructuring charges, interest, other income and income taxes, decreased $38.2 million in fiscal 1995 compared to fiscal 1994 and $9.1 million in fiscal 1994 compared to the previous fiscal year. Both declines were largely attributable to a change in product mix as the relatively less profitable magnetics products represented a greater portion of total sales, as well as reduced supplies and COM services margins due to lower selling prices.

     Total revenues for fiscal 1995 decreased $1.4 million from the prior fiscal year. Revenues from sales of magnetics products increased $29.5 million resulting from the acquisition of Graham Magnetics in May 1994. In addition, the acquisition of the COM services customer base of 14 data service centers from National Business Systems, Inc. ("NBS") on January 3, 1994 contributed incremental revenues of approximately $2.7 million to the fiscal 1995 results. Offsetting these contributions were decreases in micrographics supplies, COM systems, maintenance services and other revenues.

         Anacomp's fiscal 1994 revenues totaled $592.6 million compared to $590.2 million in fiscal 1993. The Graham acquisition contributed $22.4 million to fiscal 1994 revenues and NBS contributed $9.1 million to fiscal 1994 revenues. Excluding the contributions from these two acquisitions, fiscal 1994 revenues decreased $29.1 million from fiscal 1993 principally due to decreased sales of COM systems, duplicate film and retrieval devices.

     Selling, general and administrative expenses were 18.5% of revenues in fiscal 1995 compared to 15.6% in fiscal 1994. The increase is due in part to the acquisitions of Graham Magnetics and the NBS customer base and the impact of amortization of the intangible assets recorded on those transactions. Also contributing to the increase was a fiscal 1994 $4.7 million environmental reserve adjustment resulting from the receipt of insurance proceeds related to Environmental Protection Agency ("EPA") liabilities. In addition, the sale-leaseback of data center equipment increased equipment rental costs by $2.5 million more than the reduction in depreciation costs compared to the prior period, and this increase is reflected in selling, general and administrative expenses.

     Selling, general and administrative expenses were 16.4% of revenues in 1993. Selling, general and administrative costs in fiscal 1994 decreased $4.3 million compared to fiscal 1993 due in part to the receipt of insurance proceeds related to the EPA liabilities described above.

     Operating income before special and restructuring charges, interest, other income, income taxes, extraordinary credit and cumulative effect of accounting change as a percent of revenues were 7% in fiscal 1995, 13.4% in fiscal 1994, and 15% in fiscal 1993. The decrease was largely attributable to a change in product mix as the relatively less profitable magnetics products represented a greater portion of total sales and a reduction in supplies and COM services margins due to the drop in selling prices.

     The Company has reclassified accreted interest on unfavorable lease reserves from discontinued operations to interest expense in fiscal 1994 and fiscal 1993 to conform with the fiscal 1995 presentation.

     1995 Special Charges

     Included in the operating results for fiscal 1995 are special charges totaling $136.9 million including the write-off of a portion of goodwill related to micrographics products. During the year, Anacomp announced several significant events which are summarized as follows:

     On April 6, 1995, the Company announced that it was withdrawing its proposed offering of $225.0 million senior secured notes previously announced on January 23, 1995.

     On April 27, 1995, the Company announced that it had agreed with its Senior Secured Creditors to make its current interest payment of $2.0 million on its Senior Secured Debt while continuing to negotiate the rescheduling of all or a substantial portion of the $20.0 million scheduled amortization payment due April 26, 1995, which the Company failed to make, and the waiver of certain financial covenant violations as of March 31, 1995. The Company also announced that until an agreement was reached with its Senior Secured Creditors (and Holders of Old Senior Subordinated Notes) the Company would not make its upcoming $16.9 million interest payment on the Old Senior Subordinated Notes scheduled for May, 1995 and would defer making dividend payments on the Old Preferred Stock.

     On May 15, 1995, in connection with announcing a second quarter loss of $8.2 million, the Company announced plans for a restructuring of its operations which would include several cost cutting measures and personnel reductions. These initiatives are expected to reduce expenses in excess of $20 million annually. The Company also announced the appointment of a new president.

     Anacomp's financial difficulties significantly constrained Anacomp's ability to finance certain previously projected activities. In addition, in 1995, Anacomp failed to achieve its original projections of operating results and experienced lower than expected sales of major new software products which were first introduced in January 1995.

     Based on the events discussed above and in connection with the change in accounting procedures discussed in Note 1 to the accompanying Consolidated Financial Statements, Anacomp determined that goodwill had been impaired and measured the impairment based on the fair value approach discussed in Note 1. As required by generally accepted accounting principles, this accounting change, which amounted to a charge of $108.0 million, was recorded as a change in estimate and was included in the results of operations for the quarter ended June 30, 1995.

     Over the last three years, Anacomp has invested and capitalized over $20.0 million related to the development of software to provide advanced capabilities for the XFP 2000 related to the processing of Xerox and IBM print streams. These software enhancements are referred to as the Xerox Compatibility Feature ("XCF") and Advanced Function Presentation ("AFP") feature. XCF was introduced at the beginning of the second quarter of fiscal 1995 and AFP at the beginning of the fourth quarter of fiscal 1995. Initial sales of the XCF product have been significantly below expectations. Based upon that experience, Anacomp has updated its sales forecast for both products and has adjusted the carrying amount of the software investment to net realizable value. That adjustment resulted in a software write-off of $20.3 million (included on the balance sheet under the category other assets) and the establishment of a $8.6 million reserve (of which $7.7 million was outstanding at September 30, 1995) for future payments to Pennant Systems for software license (included on the balance sheet under the category accrued liabilities) and maintenance obligations which are not recoverable based upon the revised sales forecasts.

     Also included in the operating results for fiscal year 1995 are restructuring charges of $32.7 million resulting from the Company's New Operating Plan. The restructuring charges include severance costs of $5.9 million, inventory write-downs of $9.1 million, excess facility reserves of $7.7 million and other reserves of $10.0 million.

     New Operating Plan

     The Company's strategy for ongoing financial improvement is to eliminate unprofitable product lines and outsource manufacturing for low-margin products while continuing to offer similar products on an OEM or reseller basis. The New

Operating Plan resulted in a determination to exit certain business or product lines. Specifically, Anacomp: (i) sold its Image Conversion Services Division ("ICS"); (ii) closed its Omaha, Nebraska factory which produces the magnetic media for flexible diskettes; and (iii) discontinued the manufacture of readers and reader/printers. In view of the Company's New Operating Plan, the Company also announced a Company-wide reduction in workforce. Costs relating to the reduction in workforce, the closing of the Omaha factory and the discontinuance of manufacturing of readers and reader/printers appear in the financial results for the year under "Restructuring Charges."

     The ICS division performs source document microfilm services at several facilities around the country, generating approximately $21.5 million of revenues in fiscal 1995. The sale of this division was consummated effective as of October 31, 1995 for approximately $13.5 million with a net gain to the Company of approximately $6.2 million. This gain will be included in fiscal year 1996's first quarter results. The net proceeds of the sale of ICS were applied to payment of principal outstanding under the Old Credit Facilities and Old Senior Notes.

     The market price of the magnetic media manufactured in Anacomp's Omaha factory has been decreasing significantly over the last several months. In addition, Anacomp's primary customer continued to experience liquidity shortfalls which placed this product line at increased business risk. As a result, Anacomp announced the closure of this facility on July 28, 1995 and recorded a loss of approximately $8.4 million in the fourth quarter including equipment and inventory write-downs, severance and closedown expenses. The closure was completed in the first quarter of fiscal 1996.

     During the fourth quarter, Anacomp reached agreement with Eye Communication Systems, Inc. ("Eye Com") to manufacture Anacomp's general requirements for readers and certain reader/printers. In addition, Anacomp announced the discontinuation of those reader/printer models that will not be manufactured by Eye Com. During the first few months of fiscal year 1996, Anacomp will continue to build the discontinued models to utilize remaining inventories; transfer inventory and tooling to Eye Com which will manufacture selected reader and reader/printer models; and generally exit the manufacturing process for these products. Anacomp recorded a loss of $10.0 million in the fourth quarter of fiscal 1995 resulting from the decision to discontinue manufacturing reader and reader/printers reflecting equipment and inventory write-downs, severance and closedown expenses.

Results of Operations - Products and Services

     Micrographics Supplies and Equipment

     Micrographics supplies and equipment revenues for the three months ended December 31, 1995 decreased $5.3 million compared to the same period of the prior year principally as a result of the discontinuance and downsizing of the relevant product lines mentioned above under "Results of Operations -- General." Sales of original film were down 3% as a result of lower volumes. Duplicate film sales were relatively unchanged compared to the prior period. Micrographics supplies and equipment gross margins as a percent of revenue improved three percentage points as a result of changes in product mix due primarily to the sale and downsizing of product lines.

     Micrographics supplies and equipment revenues, which accounted for 32% of the Company's revenues in fiscal 1995, decreased 7% compared to fiscal 1994. Original film sales decreased 6% on lower unit volumes while duplicate film sales increased 3%. The duplicate film increase is due primarily to the reacquisition of First Image Management Company ("First Image") as a duplicate film customer and the addition of Eastman Kodak Company's ("Kodak") European duplicate film business. Retrieval products sales decreased 13% compared to fiscal 1994 and are expected to decrease further as a result of the decision to exit the manufacturing of these products discussed above.

     Micrographics supplies revenues decreased 8% in fiscal 1994, principally due to reduced demand for duplicate film, readers and reader/printers. As the Company's supplies and equipment business partly depends on sales of the Company's COM systems to generate repeat business, revenues from this business unit will be readily affected by the declines in COM systems sales.

     Micrographics supplies and equipment operating margins as a percent of revenue decreased 4% in fiscal 1995 as a result of lower average selling prices and increased costs of production. Micrographics supplies and equipment operating margins in fiscal 1994 were comparable to fiscal 1993. In fiscal 1993, micrographics supplies operating margins were down 2% to 3%, due in part to currency fluctuations affecting both revenues and costs as well as pricing competition in certain product lines.

     Micrographics Services

     Micrographics services revenues decreased $1.3 million for the three months ended December 31, 1995 compared to the same three months of fiscal 1995, excluding the effect of the ICS sale. COM services volumes, which comprise over 90% of this category, decreased 5% and average selling prices decreased approximately 3%. The decrease in average selling prices is the continuation of a trend that the Company has experienced over recent periods. Gross margins as a percent of revenue decreased as the reduction in selling prices exceeded reductions in production costs.

     Micrographics services revenues, which accounted for 22% of Anacomp's revenues in fiscal 1995, were level compared to fiscal 1994 despite a 10% increase in volume, 3% of which is attributable to the acquisition of the COM services customer base of 14 data service centers from NBS. COM services revenues were adversely affected by a decline in average selling prices reflecting a continuation of market price erosion which the Company expects to continue for at least the near future.

     Micrographics services revenues increased 5% in fiscal 1994 and decreased 2% in fiscal 1993, on volume increases of 10% in fiscal 1994 and 13% in fiscal 1993. The increase in fiscal 1994 volume is the result of the NBS acquisition.

Decreasing prices adversely affected Anacomp's micrographics services business in fiscal 1994 and fiscal 1993.


     Micrographics services operating margins as a percent of revenue decreased 5% in fiscal 1995 and 2% in fiscal 1994 as reductions in average selling prices exceeded reductions in production costs. In fiscal 1993, reductions in operating costs kept margins steady despite intense price competition.

     Maintenance Services

     Maintenance service revenues decreased $436,000 for the three months ended December 31, 1995 compared to the same three months of fiscal 1995, primarily due to the effect of replacing older generation COM systems with the XFP 2000 which has a capacity significantly greater than the previous generation COM systems. Gross margins as a percent of revenue decreased slightly.

     Maintenance services revenues, which accounted for 15% of the Company's revenues in fiscal 1995, are derived principally from COM recorders and duplicators. Such revenues decreased 5% in fiscal 1995 when compared to fiscal 1994 primarily due to the effect of replacing older generation COM systems with the XFP 2000. In addition, reduced pricing and credits issued to a major customer contributed to the decrease.

     Maintenance revenues increased $3.1 million in fiscal 1994 and decreased $4.8 million in fiscal 1993. The improvement in fiscal 1994 is largely the result of the addition of a national data service center company to Anacomp's customer base. Approximately one-half of the decline in fiscal 1993 was caused by currency fluctuations. The remaining decline was caused in part by the improved capacity and efficiency of the XFP 2000. The Company's maintenance revenues are adversely affected by the replacement of older COM systems with XFP 2000 systems because fewer XFP 2000 systems are required to process the same volume as older COM systems. Operating margins modestly decreased in fiscal 1995 and fiscal 1994 after remaining level in fiscal 1993.

     COM Systems

     COM systems revenues for the three months ended December 31, 1995 decreased $8.0 million compared to the same period of the prior year. The Company sold or leased 27 XFP 2000 COM systems to third party users in the current period compared to 47 systems in the same period of the prior year. The Company believes the reduced systems sales are, at least in part, due to customer concerns about Anacomp's financial restructuring and also to the fact that the first quarter of the prior year was particularly strong. Gross margins as a percent of revenue were lower for the quarter compared to the prior period, excluding the effect of the sale and leaseback revenues for which all profits are deferred and recognized over the leaseback period, due to reduced manufacturing levels and the resulting reduced manufacturing efficiencies.

     COM systems revenues, which accounted for 9% of the Company's revenues in fiscal 1995, decreased $7.0 million with the sale or leasing of 153 XFP 2000 systems in fiscal 1995 compared to 165 systems in fiscal 1994. Also included in COM systems revenues in fiscal 1995 is $3.5 million of sales of equipment for use in Anacomp data centers under sale and leaseback arrangements compared to $5.6 million in fiscal 1994.

     COM systems revenues decreased 22% in fiscal 1994 because of the decline in sales and operating leases of XFP 2000 COM systems from 274 systems in fiscal 1993 to 165 systems in fiscal 1994. This decline was partly the result of reduced original equipment manufacturer ("OEM") shipments (25 systems in fiscal 1994 compared to 67 in fiscal 1993).

     COM systems revenues increased slightly in fiscal 1993 after consideration of currency effects.

     COM systems operating margins improved in fiscal 1995 and fiscal 1994 despite reduced revenues as a result of higher average selling prices. Operating margins in fiscal 1993 improved significantly both as a result of higher XFP 2000 volumes and the benefits from the facility consolidation that took place in fiscal 1992.

     Magnetics

     Magnetics revenues decreased $4.2 million for the three months ended December 31, 1995 compared to the same three months of fiscal 1995. The decline is attributable to the closure of the Omaha, Nebraska factory which produced flexible diskette media as well as decreased unit sales of open reel tape. Magnetics gross margins as a percent of revenue decreased in the current period principally due to increased costs of raw materials.

     Magnetics revenues, which accounted for 22% of the Company's revenues in fiscal 1995, increased $29.5 million, or 23% compared to fiscal 1994. The increase is due to the contribution from the acquisition of Graham Magnetics in May 1994. The acquisition of Graham in May 1994 was the primary reason for a 36% increase in fiscal 1994 magnetics revenues over fiscal 1993. Graham manufactured certain magnetics products at its facility in Graham, Texas. Anacomp has shifted all its U.S. production of those products from its Omaha, Nebraska plant to the Graham facility. The costs associated with this relocation were not significant. The consolidation resulted in improved manufacturing efficiencies and overall headcount reduction.

     Magnetics revenues decreased $16.5 million in fiscal 1993. Almost half of the decrease was due to the completion of a one-time OEM arrangement, which contributed $9.7 million in revenues in fiscal 1992 and only $1.1 million in fiscal 1993. In addition, Anacomp experienced decreased demand of 3480 and TK 50/52 cartridge tapes as well as open reel tape, as these products continued to mature. Anacomp introduced the high-compression 3490E cartridge tape in mid-1993, which contributed over $8.0 million of revenues in fiscal 1994.

     The revenues added in fiscal 1995 and fiscal 1994 from the Graham acquisition resulted in increased operating profits in those years. The reduced revenues in fiscal 1993 resulted in a significant reduction in operating profits.

     Other revenues decreased $6.0 million in fiscal 1995 compared to fiscal 1994 due to reduced revenues from Anacomp's A-New product.

Results of Operations -- Other

     Interest

     Interest expense and fee amortization in the current quarter includes $2.4 million of default interest and interest on unpaid scheduled interest on the Old Credit Facilities and Old Senior Notes and the Old Senior Subordinated Notes as required by the terms of the various debt agreements.

     Interest expense and fee amortization in the prior period included $1.4 million of accelerated amortization of debt fees as a result of accelerated debt paydowns that occurred during the first quarter of fiscal 1995.

     Interest expense and fee amortization totaling $70.9 million in fiscal 1995 increased compared to 1994 due to $3.3 million of default interest and interest on unpaid scheduled interest on the senior secured debt as well as the Old Senior Subordinated Notes as required by the terms of the various debt agreements.

     The reduction in interest expense in fiscal 1994 resulted from lower debt levels, partly offset by the increase in short-term interest rates. Interest expense in fiscal 1993 declined as a result of debt repayments as well as reduced interest rates.

     Income Taxes

     The Company adopted Financial Accounting Standards No. 109, Accounting for Income Taxes, in the first quarter of fiscal year 1994. The adoption resulted in a one-time increase to income of $8.0 million reflecting the cumulative effect on prior years of this accounting change. In addition, the Company recorded a deferred tax asset of $95.0 million representing the U.S. federal and state tax savings from net operating loss carryforwards ("NOLs") and tax credits. The Company also recorded a valuation allowance of $60.0 million, reducing the deferred tax asset to $35.0 million. In determining the valuation allowance, the Company assumed pre-tax income at present levels and considered the impact of the reversal of temporary differences and the periods in which NOL carryforward benefits expire.

     Included in the provision for income taxes in fiscal 1995 is a deferred tax provision of $29.0 million. The deferred tax provision includes U.S. tax on undistributed foreign earnings of $9.0 million and the write-off of net deferred tax assets of $20.0 million. This write-off results from the uncertainty regarding the financial restructuring currently in progress and, accordingly, the uncertainty regarding the ultimate benefit to be derived from Anacomp's tax loss carryforwards. The remaining components of the provision for income taxes are taxes of $4.8 million on earnings of Anacomp's foreign subsidiaries and a tax reserve adjustment of $1.2 million.

     Income taxes as a percentage of income from operations were 55% in fiscal 1994 and 43% in fiscal 1993. In fiscal 1994 and fiscal 1993, income tax expense was reduced $1.2 million and $3.7 million, respectively, as a result of the favorable settlement and disposition of previously established tax reserves. The effective tax rate is higher than the U.S. statutory rate because of amortization of goodwill which is not deductible for tax purposes and generally higher foreign tax rates. See note 14 to Anacomp's audited consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

     Post Effective Liquidity

     The consummation of the transactions contemplated by the Plan will result in a substantial net reduction in Reorganized Anacomp's total indebtedness. Reorganized Anacomp will nonetheless remain highly leveraged after the Effective Date. See "Risk Factors -- Continuing Leverage; Future Refinancing." The management of Anacomp believes, however, that, assuming the Plan is consummated in accordance with its terms and that the New Operating Plan is successfully implemented, Reorganized Anacomp will have sufficient liquidity for the reasonably foreseeable future to pay its post-reorganization indebtedness and conduct its business as contemplated by the New Operating Plan.

     Anacomp projects its cash balance to be approximately $50.0 million at March 31, 1996. Pursuant to the Plan, on the Effective Date, the Company will reduce the principal amount of the New Senior Secured Notes by the Cash Sweep Amount.

     Prior to the Chapter 11 filing, the Company was experiencing a liquidity shortfall caused by continued declining revenues and a highly leveraged balance sheet. Upon consummation of the Plan, the Company's pre-petition liquidity problems will be solved by (i) deferring principal and interest payments that were due under the Old Credit Facilities and the Old Senior Notes; (ii) eliminating a significant portion of the payment obligations under the Old Senior Subordinated Notes, all payment obligations under the Old Subordinated Debentures and all payment obligations under the Old Preferred Stock and (iii) generating cash flow sufficient to service all of the Company's new debt.

     First Three Months Fiscal 1996

     Anacomp's working capital at December 31, 1995, excluding the current portion of long-term debt and accrued interest, amounted to $36.8 million compared to $27.0 million at September 30, 1995. As discussed above, substantially all of the accrued interest would be exchanged for new securities under the amended Plan. As disclosed in the Condensed Consolidated Statements of Cash Flows, net cash provided by operating activities increased to $9.2 million for the first three months compared to net cash used in operating activities of $8.7 million in the comparable prior period primarily due to significant reductions in receivables and inventories. Net cash provided by investing activities increased to $12.4 million in the current period, compared to $10.7 million in the comparable prior period, primarily as a result of reduced capital expenditures. Net cash used in financing activities in the current period include the $13 million repayment of debt with proceeds from the sale of the ICS Division.

     The Company's cash balance as of December 31, 1995 was $27.2 million. Anacomp has operated and anticipates that the Company will continue to operate its business in the ordinary course during the pendency of the bankruptcy proceeding. Through the utilization of cash available at the date the bankruptcy proceeding was filed, and pursuant to an order of the Bankruptcy Court permitting Anacomp to use cash collateral to pay expenses, Anacomp expects to have sufficient liquidity to conduct its business without disruption and to pay trade creditors in the ordinary course.

     Fiscal 1995

     Anacomp's working capital at September 30, 1995, excluding the current portion of long-term debt, amounted to a $13.8 million deficit compared to $51.0 million at September 30, 1994. As disclosed in the Consolidated Statements of Cash Flows, net cash provided by operating activities decreased to $19.9 million for fiscal year ended September 30, 1995 compared to $52.7 million in the comparable prior period, due primarily to the significant loss for the period. Net cash provided by investing activities increased to $3.1 million in the current period, compared to net cash used in investing activities of $23.6 million in the comparable prior period, primarily as a result of the sale-leaseback of data service center equipment and reduced payments to acquire companies. The Company's cash balance as of September 30, 1995 was 19.4 million.

     Prior to the formulation of the New Operating Plan, the Company initiated several cost cutting measures and personnel reductions which are expected to reduce expenses in excess of $20 million annually. As part of the New Operating Plan, the Company also announced additional Company-wide personnel reductions in the fourth quarter of fiscal 1995. In addition, the Company sold its ICS division for approximately $13.5 million; closed its Omaha, Nebraska magnetics factory; and will discontinue the manufacture of readers and reader/printers. As a result of these measures, the Company revised its forecasts on numerous product lines and wrote off several investments on its year-end balance sheet.

     The Company's cash balance as of September 30, 1995 was $19.4 million.

     As part of the New Operating Plan, Anacomp has and will continue to reduce capital expenditures by limiting research and development expenditures and costs associated with manufacturing new products. This resulted in reduced capital expenditures for fiscal 1995 of $12.3 million compared to $18.9 million in fiscal 1994. The Company expects annual capital expenditures for plant, property and equipment and acquisitions of lines of business to be approximately $15 million per year in the near future. The Company will expend in excess of $15 million per year to the extent acquisition opportunities arise in the Company's current or related lines of business, subject to restrictions in the New Senior Secured Notes Indenture and the New Senior Subordinated Notes Indenture.

                      PROJECTIONS OF CERTAIN FINANCIAL DATA

     As a condition to confirmation of a plan of reorganization, Section 1129 of the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Plan and for the purposes of determining whether the Plan satisfies this feasibility standard, the Company has analyzed the ability of Reorganized Anacomp to meet its future obligations under the Plan and to have sufficient liquidity and capital resources to conduct its business.

     In this regard, the Company has prepared projections of Reorganized Anacomp's statements of operations, cash flow and certain other items for a four year period commencing with fiscal year 1996. Although the Plan is likely to become effective in May, 1996, the following projections assume an Effective Date of March 31, 1996. The Company believes that this discrepancy will not materially alter the projections.

     The following projections were not prepared with a view toward compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections or generally accepted accounting principles. The projections necessarily rely on numerous assumptions, all of which were made by the Company, with respect to industry performance, general business and economic conditions, taxes and other matters, many of which are beyond the Company's control. Such projections and assumptions are not necessarily indicative of current values or future performance, which may be significantly less favorable or more favorable than as set forth below. Although the projections represent the best estimates of the Company, for which the Company believes it has a reasonable basis as of the date hereof, of the results of operations and financial position of the Company giving effect to the Restructuring, they are only estimates, and actual results may vary considerably from projections. Consequently, the inclusion of the projected information herein should not be regarded as a representation by the Company, the Company's advisors or any other person that the projected results will be achieved. The Company's independent auditors have not examined or compiled the financial projections presented herein and, accordingly, assume no responsibility for them. The projections were prepared by the Company and have not been independently verified or audited by any other party. The Company cannot and does not make any representation or warranty with respect to the adequacy or accuracy of the assumptions or the projections.

     The Company does not generally publish its business plans and strategies or make external projections of its anticipated financial positions or results of operations. Accordingly, the Company does not intend to update or otherwise revise the financial projections to reflect circumstances existing after the date hereof or to reflect the occurrence of unanticipated events, even in the event that the assumptions underlying the projections are shown to be in error, except as required by applicable law, after the hearing on the confirmation of the Plan even if the projections become false or misleading by reason of subsequent events. The projections should not be relied on for any purpose following the Confirmation Date. The projections should be read together with the information contained in "The Company" and the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Disclosure Statement.


                 PROJECTED CONSOLIDATED STATEMENTS OF OPERATIONS

Anacomp, Inc. and Subsidiaries
(Unaudited)
(Dollars in Thousands)


                                                  For the                               For the
                                             Six Months Ending                 Years Ending September 30,
                                        ----------------------------    ----------------------------------------
                                          March 31,    September 30,
                                            1996           1996           1997           1998           1999
- --------------------------------------- ------------  --------------    ---------      ---------      ---------

Revenues............................      $261,002       $244,438       $494,984       $496,693       $464,768
Costs of Sales and Services.........       178,629        168,767        343,035        346,740        334,101
                                           -------        -------        -------        -------        -------
Gross Profit........................        82,373         75,671        151,949        149,953        130,667

Sales, General and
   Administrative...................        49,634         36,106         77,884         70,914         63,090
Amortization of Excess Reorg. Value.         ---          (36,580)       (73,160)       (73,160)       (73,160)
                                            ------        -------        -------        -------        -------
Operating Income (Loss).............        32,739          2,985            905          5,879         (5,583)

Interest Expense....................        23,288         20,843         39,463         36,399         32,406
Interest Income and Other
(Expense), Net......................         2,820              0              0              0              0
                                            ------         ------        -------        -------        -------
Income (Loss) Before Taxes
  on Income.........................        12,271        (17,858)       (38,558)       (30,520)       (37,989)
Reorganization Items................        17,500              0              0              0              0
Income Tax Expense..................         3,059          3,739         17,840         21,324         17,718
                                            ------         ------        ------        -------        -------
Net Income (Loss) Before
  Extraordinary Item................        (8,288)       (21,597)       (56,398)       (51,844)       (55,707)

Extraordinary Item..................        79,930              0              0              0              0
                                            ------         ------        ------        --------       -------
Net Income..........................        71,642        (21,597)       (56,398)       (51,844)       (55,707)

Preferred Stock Dividends...........           540              0              0              0              0
                                            ------         ------        ------        --------       -------
Net Income (Loss) to Common.........       $71,102       ($21,597)      ($56,398)      ($51,844)      ($55,707)
                                           =======       ========       ========       ========       ========
Earnings Per
  Common Share......................         ---           ($2.16)       ($5.64)        ($5.18)        ($5.57)
                                           =======       ========       ========       ========       ========
Other Data:
  Operating Income                         $32,739         $2,985           $905         $5,879        ($5,583)
  Depreciation and Amortization.....        13,395         44,505         90,385         90,325         90,777
                                            ------         ------         ------         ------         ------
  EBITDA............................       $46,134        $47,490        $91,290        $96,204        $85,194
                                           =======        =======        =======        =======        =======

         (See accompanying notes to the Projected Financial Statements.)


                      PROJECTED CONSOLIDATED BALANCE SHEETS
Anacomp, Inc. and Subsidiaries
(Unaudited)
(Dollars in Thousands)


                                       Pro forma as of                       As of September 30,
                                          March 31,       -------------------------------------------------------
                                            1996           1996            1997           1998           1999
                                       ---------------    -------         -------        -------        -------
Assets
Current Assets:
  Cash and Cash Equivalents.........       $25,000        $31,876         $30,730        $20,374        $18,188
  Accounts and Notes Receivable.....        76,677         76,671          75,859         76,124         70,924
  Inventories.......................        44,507         44,493          41,522         40,690         36,046
  Other Current Assets..............         5,659          5,660           5,596          5,618          5,194
                                           -------        -------         -------        -------        -------
Total Current Assets................       151,843        158,700         153,707        142,806        130,352
Property, Plant and Equipment,
  less Depreciation Amortization....        37,219         37,757          37,457         37,217         36,525
Long-term Receivables...............         9,801          9,799           9,703          9,735          9,111
Intangibles, net....................       256,059        219,479         146,319         73,160              0
Other Assets........................        13,172         12,210          10,285          8,360          6,435
                                          --------       --------        --------       --------       --------
Total Assets                              $468,094       $437,945        $357,471       $271,278       $182,423
                                          ========       ========        ========       ========       ========

Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts Payable..................       $49,429        $48,870         $43,664        $43,717        $42,517
  Accrued Compensation..............        14,143         16,332          16,172         16,225         15,185
  Accrued Taxes and Interest........        13,305         14,805          22,203         23,703         25,203
  Other Accrued Liabilities.........        43,749         36,510          28,110         23,142         22,671
                                           -------        -------         -------        -------        -------
Total Current Liabilities...........       120,626        116,517         110,149        106,787        105,576

Long-Term Liabilities:
  Long-Term Debt (incl. cur.
  portion)..........................       263,927        260,443         242,568        210,803        178,289
  Other Noncurrent Liabilities......         4,968          4,008           2,496          1,592            488
                                           -------        -------         -------        -------         ------
Total Long-Term Liabilities.........       268,895        264,451         245,064        212,395        178,777

Preferred Stock.....................         ---             ---             ---            ---            ---

Shareholders' Equity (Deficit)......        78,573         56,977           2,258        (47,904)      (101,930)
                                           -------         ------         -------        -------       --------
Total Liabilities & Shareholders'
Equity (Deficit)                          $468,094       $437,945        $357,471       $271,278       $182,423
                                          ========       ========        ========       ========       ========
                          (See accompanying notes to the Projected Financial Statements.)

                                        PROJECTED STATEMENTS OF CASH FLOWS

Anacomp, Inc. and Subsidiaries
(Unaudited)
(Dollars in Thousands)

                                             For Six Months Ending                Year Ending September 30,
                                        ------------------------------     ---------------------------------------

                                         March 31,      September 30,
                                            1996            1996             1997           1998            1999
                                        ------------    -------------       --------      ---------       --------
Cash Flows From Operating
   Activities
   Net Income (Loss).................      $71,102      ($21,597)          ($56,398)      ($51,844)      ($55,706)
   Depreciation & Amortization.....         13,395        44,505             90,385         90,325         90,777
   Deferred Taxes and Other........         17,565             0              1,680          1,680          1,680
   Gain on Debt Exchange............       (79,930)            0                  0              0              0
   Gain on Disposition of Assets....        (6,620)            0                  0              0              0
   (Increase) Decrease in Working
     Capital.......................        (39,396)       (5,048)            (3,537)        (3,153)         9,377
                                          ----------     ---------          ---------       --------       --------
   Net Cash Provided by (Used in)
     Operating Activities..........        (23,884)       17,860             32,130         37,008         46,128
Cash Flows From Investing
   Activities
   Proceeds from the Sale
     of Assets......................        13,554             0                  0              0              0
   Capital Expenditures.............        (3,661)       (7,500)           (15,000)       (15,000)       (15,000)
                                          ----------     ---------          ---------       --------       --------
Net Cash Provided by (Used in)
     Investing Activities...........         9,893        (7,500)           (15,000)       (15,000)       (15,000)
Cash Flows From Financing
   Activities
   Principal Payments on Long
     Term Debt......................       (12,972)      (15,029)           (31,642)       (34,655)       (35,604)
   Non-Cash Interest and Other......        32,548        11,544             13,366          2,290          2,290
                                          ----------     ---------          ---------       --------       --------
   Net Cash Provided by (Used in)
     Financing Activities...........        19,576        (3,486)           (18,276)       (32,365)       (33,314)

Net Increase (Decrease) in Cash.....        $5,585        $6,876            ($1,146)      ($10,356)       ($2,186)
                                          ==========      =======           =========     ===========     =========

   Cash at the Beginning............       $19,415       $25,000            $31,876        $30,730        $20,374
   Cash at the Ending...............        25,000        31,876             30,730         20,374         18,188

Supplemental Cash Flow
   Disclosure
   Cash Interest....................         ---          $9,298            $26,096        $34,108        $30,115
   Cash Income Taxes................         ---           3,739             16,160         19,644         16,038

                          (See accompanying notes to the Projected Financial Statements.)

Notes to the Projected Financial Statements

Anacomp, Inc. and Subsidiaries
(Unaudited)

The following are the principal assumptions used in the preparation of the Projected Financial Statements:

(A)       General Assumptions

          The projections included herein assume that Anacomp implements the Restructuring on the terms set forth herein with an Effective Date of March 31, 1996. The Company recognizes that the Plan is likely to become effective in April 1996, but believes this discrepancy will not materially alter the projections. The projections also assume that the Debtors' balance sheet cash on the last Business Day of the month immediately preceding the Effective Date, determined in accordance with generally accepted accounting principles, will be $50 million, and that the Debtors will make payments on the Effective Date as follows: (a) approximately $7 million to SKC in respect of amounts necessary to pay post-petition interest and cure monetary defaults under the Supply Agreement; (b) $2.75 million to the Holders of Allowed Class 2 Claims in respect of the Premium Amount; (c) $7.5 million to the Holders of Allowed Class 2 Claims in respect of the Cash Sweep Amount; (d) approximately $375,000 to the Holders of Allowed Class 2 Claims in respect of the Cash Collateral Amount; (e) approximately $1 million to Citibank, N.A. in respect of the Citibank Agency Amount; (f) approximately $1.6 million to the Holders of General Unsecured Claims (other than SKC) in respect of amounts due and owing on the Effective Date; and (g) approximately $5 million to the professionals for the Debtors, the Creditors' Committee, the Holders of the Class 2 Claims and the Old Indenture Trustees.

(B)      Revenues

         The Company has projected a 14% overall decline in revenues between September 30, 1995 and September 30, 1996 and an additional 8% overall decline in revenues between September 30, 1996 and September 30, 1999, consisting of an estimated 30% decline in revenues in the Company's existing products and services offset by estimated revenues in excess of $51 million per year by 1999 from the introduction of new products and services, including among others, print/mail and CD-R services, digital output systems, non-COM maintenance and new magnetics products.

         The Company has projected a one time increase in revenues of $10.3 million in 1998 due to contractual minimum requirements of an OEM Supply Agreement of the Company. Also included is a $4 million non-performance payment due to the Company under the contract.

(C)      Gross Profit

         Gross Profit decreases as a percent of revenues due to many factors which include, among others, lower prices, lower volume, increased competitive pressure and lower demand for existing products and services. The Company plans to partially offset the negative effects of the above factors through increased efficiency, higher margin
         products,   and  discontinuing  product  lines  which  are  no  longer profitable.

         The Company has projected a one time increase in gross profit of $7.2 million in 1998 due to contractual minimum requirements of an OEM Supply Agreement of the Company. Also included is a $4 million non-performance payment under the contract.

(D)      Sales, General and Administrative Expenses

          Sales, General and Administrative expenses decrease through 1999 due to: (i) the elimination of certain executive positions; (ii) the planned consolidation of corporate offices; (iii) reduced expenditures for engineering and product support; and (iv) the reduction of management, sales, and support staff as consolidations occur and the maturation of the product lines continue.

(E)      Interest Expense

         Assumed interest expense includes: (i) interest expense on the New Senior Secured Notes (assumed at 11 5/8%); (ii) interest expense on the New Senior Subordinated Notes (assumed at 13%); and (iii) amortization of discount from issuance of the New Senior Subordinated Notes at a discount.

(F)      Interest Income and Other Expenses, Net

         On October 31, 1995 the Company sold its Image Conversion Service Division for approximately $13.6 million which resulted in a net gain to the Company of approximately $6.2 million. A substantial portion of the proceeds from the sale ($12.7 million) were used to reduce the principal balance on the Old Credit Facilities and the Old Senior Notes.

(G)      Income Taxes

         The projections assume that Reorganized Anacomp will be a taxpaying entity after the Effective Date with limited use of its NOL carryforward existing after the Effective Date. The combined federal, state, and foreign statutory tax rate is assumed at 41% throughout the projected period. The difference between the statutory and the effective rate is primarily due to the inability to deduct the amortization of intangibles and double taxation of foreign income.

(H)      Reorganization Items

         Reorganization expenses directly attributed to the Restructuring are assumed to be $17.5 million and have been classified as Reorganized Items in the accompanying Projected Statement of Operations for the six months ended March 31, 1996.

(I)      Accounting for Restructuring

         The  projections  give effect to the  restructuring  as if it occurs on
         March 31, 1996. Pursuant to SOP 90-7, "fresh start" accounting principles require assets and liabilities be stated at fair values. The Reorganization Value in excess of amounts allocated to the fair value of identifiable assets (i.e., the goodwill value of the Company) is $256.1 million. This is reflected on the unaudited Projected Consolidated Balance Sheets as an intangible asset. On the unaudited Projected Consolidated Statements of Operations, the intangible asset is being amortized over a three and a half year period. As detailed in footnote (M) of the Pro Forma Consolidated Balance Sheet as of December 31, 1995, beginning on page 122 of this Disclosure Statement, the estimated Reorganization Value, including identifiable assets, is $350 million.

(J)      Earnings per Share

         Earnings per share for the six months ended September 30, 1996 and for the three years ended 1999 has been computed based on 10,000,000 Shares of New Common Stock issued in connection with the Restructuring. For purposes of the projections, management incentive options and warrants issued in connection with the Restructuring are assumed not to have a dilutive impact.

(K)      Working Capital

         The working capital is assumed to vary according to sales of the Company.

(L)      Capital Expenditures and Business Acquisitions

         Capital expenditures are projected to be $10.0 million per year and business acquisitions are projected to be $5.0 million through 1999, although actual capital expenditures and business acquisitions may exceed such amounts. For projection purposes, 100% of the business acquisition purchase price is capitalized as part of property, plant and equipment and amortized over 5 years.

                                   MANAGEMENT

Post-Restructuring Executive Officers and Directors

     On the Effective Date, the initial board of directors of Reorganized Anacomp shall consist of the following individuals: P. Lang Lowrey III, Talton
R. Embry, Jay P. Gilbertson,  Darius W. Gaskins Jr., Richard D. Jackson,  George
A. Poole Jr. and Lewis Solomon. Also on the Effective Date, the executive officers of Reorganized Anacomp shall be the individuals identified below. Subject to any requirement of Bankruptcy Court approval under Section 1129(a)(5) of the Bankruptcy Code, such persons designated as directors and officers of Reorganized Anacomp shall assume their offices on the Effective Date and shall continue to serve in such capacity thereafter, pending further action of the board of directors or shareholders of Reorganized Anacomp in accordance with the Amended Anacomp Articles, the Amended Anacomp Bylaws and applicable state law.

Current Executive Officers and Directors

     The current executive officers and directors of the Company and their ages (as of March 1, 1996) and positions are listed below:

Name                       Age   Position

P. Lang Lowrey III......   43    President, Chief Executive Officer and Director

Donald L. Viles.........   49    Executive Vice President and Chief Financial Officer

William C. Ater.........   56    Vice President and Chief Administrative Officer

K. Gordon Fife..........   51    Vice President-- Tax

Hasso Jenss.............   53    President-- European Group

Thomas W. Murrel........   56    President-- Anacomp Worldwide Operations Group

Michael H. Riley........   49    President-- Strategic Partners Group

Gary M. Roth............   53    President-- International Group

Thomas R. Simmons.......   49    President-- U.S. Group

Peter Williams..........   43    President-- Magnetics Group

Paul G. Roland..........   61    Chairman of the Board

Clark A. Johnson........   64    Director

Richard E. Neal.........   70    Director

Roger S. Palamara.......   49    Director

Frederick W. Zuckerman..   61    Director

     The Company has experienced several recent changes in senior management. On May 15, 1995, P. Lang Lowrey III replaced Mark Woods as President and Chief Operating Officer and memb Parcel 033 D00800101 er of the Board of Directors.

     In addition, Louis P. Ferrero's contract as Chief Executive Officer expired effective September 30, 1995. Mr. Ferrero left his position as Chairman of the Board on November 9, 1995. Mr. Lowrey was appointed Chief Executive Officer, effective October 1, 1995. Mr. Roland was elected Chairman of the Board effective November 9, 1995. Prior to his appointment as President, Mr. Lowrey served as Vice President -- Magnetics Group from November 1992 to May 1995. He served from October 1990 to October 1992 as Vice President -- Worldwide Marketing Division. He was Vice President -- MultiproduX Division from December 1987 through September 1990. In connection with the development of the New Operating Plan, Anacomp reorganized its corporate structure, forming six new divisions with the president of each division reporting to Mr. Lowrey.

     The directors of Anacomp are indicated above. Currently, there are no vacancies on the Board. The directors of Kalvar Microfilm, Inc. are P. Lang Lowrey III, Jack R. O'Donnell and Donald L. Viles. The directors of Florida A A C Corporation are William C. Ater, P. Lang Lowrey III and Donald L. Viles. The directors of Xidex Development Company are George C. Gaskin, P. Lang Lowrey III and Donald L. Viles. The managing directors of Anacomp International, N.V. are
K. Gordon Fife and the Curacao Corporation, N.V.

Initial Directors of Reorganized Anacomp

     Talton R. Embry has been Chairman and Chief Investment Officer of Magten Asset Management Corporation, which is an investment advisory, firm since 1978. Mr. Embry is also a director of Capsure Holdings Corp., Varco International Inc., TSX Corporation, Combined Broadcasting, Inc., BDK Holdings, Inc., Thermadyne Holdings Corp. and Revco Drug Stores. Mr. Embry and Sam Zell were elected on July 27, 1992, as Co-Chairmen of the Board of Directors of Revco Drug Stores.

     On September 9, 1993, Magten Asset Management Corp. and Talton R. Embry, without admitting or denying the allegations in a complaint by the Securities and Exchange Commission consented to the entry of judgments enjoining them from violating (and, in the case of Mr. Embry, aiding and abetting violations of) anti-fraud and other provisions of the Securities and Exchange Act of 1934, the Investment Advisor's Act of 1940 and the Investment Company Act of 1940. The action, Securities and Exchange Commission v. Talton R. Embry and Magten Asset Management Corp., 93 Civ. 6294 (LMM) (filed September 9, 1993 S.D.N.Y.), was filed in the United States District Court for the Southern District of New York on September 9, 1993, and the final judgment were entered on September 14, 1993.

     The Commission's complaint alleged principally that Mr. Embry failed to advise his clients of certain personal and proprietary trades relevant to the clients' holdings and to comply with certain reporting requirements. As part of the settlement, Mr. Embry made a $1 million payment for the benefit of certain of Magten's clients.

     At the same time, Mr. Embry, without admitting or denying the allegations in an order filed by the Commission, settled a parallel SEC administrative action against Mr. Embry. The administrative proceeding, the Matter of Talton R. Embry, Administrative Proceeding File No. 3-8153, was commenced by the Commission on September 16, 1993. In the settlement, Mr. Embry agreed to the appointment, for a period of five years, of an independent consultant approved by the SEC to oversee Mr. Embry's personal securities transactions and to conduct biannual compliance audits of Magten. Gerald Rath, Esq. of the firm of Bingham Dana & Gould, Boston, Massachusetts, has been appointed and approved as the independent consultant.

     On February 26, 1996, Magten and the Maryland Securities Commissioner entered into a consent order whereby Magten paid a fine of $1,500. The Maryland Securities Commissioner alleged that Magten effected investment advisory transactions in Maryland prior to its registration as a Maryland investment adviser. Magten is currently registered as an investment adviser in Maryland, and its activities are not restricted.

     Darius W. Gaskins, Jr. has been a partner of High Street Associates, Inc. since 1991. In addition, he served as President and Chief Executive Officer of the Burlington Northern Railroad from 1985 to 1989. Mr. Gaskins also serves as a director of UNR Industries, Inc. and Northwestern Steel and Wire Company.

     Jay P. Gilbertson has been the chief financial officer of HBO & Company since April 1993. From December 1991 until April 1993, he served as corporate controller of HBO & Company. HBO & Company delivers financial, clinical and strategic management software solutions, as well as a wide range of outsourcing, education and installation services to heathcare organizations in the United States, United Kingdom, Canada, Australia and New Zealand.

     Richard D. Jackson has been the Vice Chairman of First Financial Management Corporation since February 1995. From 1993 to 1995, he served as Chief Operating Officer and Senior Executive Vice President of First Financial Management Corporation. From 1990 to 1993, Mr. Jackson served as Vice Chairman and Chief Executive Officer of the Georgia Federal Bank.

     P. Lang Lowrey III was elected Director, President and Chief Operating Officer of Anacomp, Inc. in May 1995 and subsequently assumed the duties of Chief Executive Officer, effective October 1, 1995. Prior to that, he served as Vice President -- Magnetics Group from November 1992 to May 1995. He served from October 1990 to October 1992 as Vice President -- Worldwide Marketing Division.

     George A. Poole, Jr. currently serves as a director of Rock Island Foods, Inc.; FCC Receivables Corp.; Bucyrus-Erie Company; Spieckels Industries, Inc.; and U.S. Home Corporation.

     Lewis Solomon has been the Chairman of the Board and Chief Executive Officer of Silent Radio, Inc. since March 1986. Silent Radio, Inc. provides and designs information services and manufacturers and markets visual communications systems. Mr. Solomon is also a director of ICTV, Inc., Microelectronic
Packaging, Inc., Candicopia, Inc., Anadigics, Inc., Terayon Corp., and TSX Corporation.

Director Compensation

     Directors who are not employees of Reorganized Anacomp will receive $1,000 for each directors' meeting attended, $500 for each committee meeting attended and an annual retainer of $12,000. Employee directors receive no fees. Directors of Reorganized Anacomp will receive 5,000 stock options for their first year of service.

                             EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth, as to the Company's Chief Executive Officer and the other four most highly compensated executive officers, all compensation awarded to, earned by, or paid to said individuals (the "Named Executive Offices") for all services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended September 30, 1995, 1994 and 1993, except as may otherwise be specifically noted.

                                            Summary Compensation Table
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                               Long-Term
                                                                                               ---------
                                                                                              Compensation
                                                                                              ------------
                                                       Annual Compensation                       Awards
                                                  ------------------------------                 ------
                                                                            Other Annual        Stock
                                        Fiscal     Salary        Bonus      Compensation       Options          All Other
Name and Principal Position              Year        ($)          ($)          ($)(1)          (#)(2)          Compensation
- ------------------------------------------------------------------------------------------- -------------- ---------------------
Louis P. Ferrero,                        1995       500,000     $      0         ---                  0       $1,844,253 (3)(4)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Chairman and Chief                    1994       500,000      260,061         ---                  0           53,122 (5)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Executive Officer                     1993       500,000      347,735         ---            300,000           68,012 (5)
   (Separated as of 9/30/95)
- ------------------------------------------------------------------------------------------- -------------- ---------------------
 P. Lang Lowrey, III                     1995       289,692       87,750         ---            375,000                0
                                      --------- ------------ ------------ ---------------- -------------- ---------------------
   Vice President,                       1994       147,500      180,836         ---                  0                0
   Magnetics Group
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   President and Chief Operating         1993       147,500      130,243         ---             80,000                0
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Officer (as of 5/15/95); Chief
   Executive Officer (as of 10/1/95)
- ------------------------------------------------------------------------------------------- -------------- ---------------------
 J. Mark Woods,                          1995       246,808       30,000         ---                  0          949,000  (6)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   President and Chief                   1994       250,000      229,500         ---                  0            1,000  (5)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Operating Officer                     1993       250,000      219,250         ---            200,000            1,000  (5)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   (Separated as of 5/15/95)
- ------------------------------------------------------------------------------------------- -------------- ---------------------
Thomas R. Simmons                        1995       206,500       66,374         ---                  0            1,680  (7)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Vice President, Direct                1994       147,500      137,011         ---                  0            2,082(5)(7)
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Sales Division-- East                 1993       147,500      153,892         ---            100,000            1,000  (5)
- ------------------------------------------------------------------------------------------- -------------- ---------------------
 Jack R. O'Donnell,                      1995       224,000       31,954         ---                  0                0
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Executive Vice President,             1994       160,000      170,331         ---                  0                0
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Treasurer and Chief                   1993       160,000      161,080         ---             50,000                0
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
   Financial Officer
- ------------------------------------------------------------------------------------------- -------------- ---------------------
Hasso Jenss,                             1995       172,771       72,006         ---                  0                0
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
  Vice President,                        1994       109,224       87,553         ---                  0                0
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
  European                               1993        ---          ---            ---             ---               ---
                                       --------- ------------ ------------ ---------------- -------------- ---------------------
  Micrographics
- ------------------------------------------------------------------------------------------- -------------- ---------------------

(1) The aggregate amount of perquisites and other personal benefits, securities or property, given to each Named Executive Officer valued on the basis of aggregate incremental cost to the Company did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus for each such officer during fiscal 1995, 1994 and 1993.

(2)    All such options will be canceled by the Plan.

(3) $1,829,717 of this amount represents a severance payout to Mr. Ferrero pursuant to the terms of his employment agreement, the terms of which are set forth below in the Employment Contracts section of this Disclosure Statement, as well as a $30,000 consulting fee for consulting services rendered for the period October through December 1995. Mr. Ferrero's outstanding loan of $1,087,000 was repaid to the Company out of this payout and substantially all of the balance of the severance payment was withheld for federal tax purposes.

(4) $54,536 of this amount represents the imputed interest in 1995 ($52,122 in 1994 and $67,012 in 1993) on Mr. Ferrero's loan from the Company. The interest is calculated on the basis of the applicable federal rate computed by the Internal Revenue Service.

(5) These figures include the following contributions made by the Company to the Anacomp Savings Plus Plan for fiscal 1994 and fiscal 1993: for Mr. Ferrero, Mr. Woods and Mr. Simmons, $1,000 each per year.

(6) This amount represents a severance payout to Mr. Woods pursuant to the terms of his employment agreement, the terms of which are set forth below in the Employment Contracts section of this Disclosure Statement.

(7) $1,680 represents the imputed interest in 1995 ($1,082 in 1994) on Mr. Simmons' loan from the Company. The interest is calculated on the basis of the applicable federal rate computed by the Internal Revenue Service.

Employment Contracts

     With the exception of Mr. Jenss, all of the Named Executive Officers are party to employment agreements with the Company. Set forth below is a brief description of each such agreement.

     Louis P. Ferrero. As of October 1, 1992, Mr. Ferrero entered into a three-year Employment Agreement with the Company which expired on September 30, 1995. For fiscal year 1995, Mr. Ferrero's compensation plan included a base salary of $500,000 and a minimum annual bonus equal to 1.7% of the Company's net before-tax income. The Board of Directors decided not to renew Mr. Ferrero's Employment Agreement effective September 30, 1995. Pursuant to such Agreement, Mr. Ferrero was entitled to a severance allowance equal to his prior twenty-four months' compensation, including bonuses and benefits, if the Agreement was not renewed. The value of Mr. Ferrero's outstanding loan from the Company ($1,087,000) was subtracted from his severance allowance. Beginning October 1, 1995, the Company retained Mr. Ferrero as a consultant at a rate of $10,000 per month for a period of three months. Mr. Ferrero's Employment Agreement further provided that he will not compete with the Company for a period of thirty-six months following any termination of service.

     P. Lang Lowrey III. Mr. Lowrey entered into a three-year Employment Agreement with the Company which expired on September 30, 1992. Such Agreement was renewed for a third one-year term which expired on September 30, 1995. However, the Agreement was amended effective May 14, 1995, in light of Mr. Lowrey's promotion to President, Chief Operating Officer and Director, and his base salary was increased to $350,000 as of that date.

     Due to his promotion to Chief Executive Officer, effective September 24, 1995, Mr. Lowrey entered into an Amended and Restated Employment Agreement with the Company which expires on September 30, 1996. Such Agreement was further amended on November 30, 1995. Mr. Lowrey's compensation plan for fiscal year 1996 is comprised of a base salary of $450,000 and (i) an annual incentive bonus equal to one-half of one percent of the Company's pre-tax income for the year, and (ii) an annual stock-based bonus in the amount of $50,000 for each $1.00 increase in the closing sales price of the Company's Common Stock for the year, calculated by averaging the closing sales price of the Common Stock for the ten trading days ending on the last trading day of the fiscal year. Both bonuses may be paid to Mr. Lowrey in shares of the Company's Common Stock in lieu of cash. Mr. Lowrey also will be paid a monthly bonus in cash equal to .0005 multiplied by the Company's monthly EBITDA as defined in the Agreement.

     Mr. Lowrey's Employment Agreement further provides that, in the event of a merger or consolidation where the Company is not the surviving company, or a transfer of all or substantially all of the Company's assets if the surviving or controlling company does not agree to be bound by the terms of the Employment Agreement, or a change in control of the Company or a discontinuation of the business by the Company, Mr. Lowrey will receive a severance allowance equal to his prior twenty-four months' compensation, including bonuses and benefits (collectively, the "Severance Allowance"; approximately $985,000 as of April 1,
1996). It is likely that a change of control under Mr. Lowrey's Employment Agreement will occur as a result of the Restructuring, entitling Mr. Lowrey to receive the Severance Allowance if he deems his employment with the Company to be terminated as a result of such change in control and resigns. If Reorganized Anacomp agrees to be bound by Mr. Lowrey's Employment Agreement, Mr. Lowrey may nonetheless elect to treat the Employment Agreement as terminated and receive the Severance Allowance. In addition, Mr. Lowrey is entitled to the Severance Allowance if he is terminated by mutual agreement or without cause by the Company, if he deems a termination to have occurred due to a demotion, transfer, reduction in compensation or intentional interference by the Company with the performance of his duties, if his Employment Agreement is not renewed at the end of its current term or any extension thereof, or if Mr. Ferrero is replaced as the Chairman of the Board of Directors by someone other than Mr. Lowrey. At the time of Mr. Ferrero's resignation, Mr. Lowrey reserved (and the Board acknowledged) Mr. Lowrey's right under the Employment Agreement to resign and receive his Severance Allowance at any time thereafter.

     Pursuant to his Employment Agreement, Mr. Lowrey received a retention bonus equal to $200,000 in November, 1995, in order to induce him to serve as Chief Executive Officer of the Company, to continue his employment for one year from October 1, 1995, and to accept a temporary transfer to Poway, California. If Mr. Lowrey receives at any time an incentive bonus in cash (as opposed to shares of the Company's Common Stock pursuant to (i) or (ii) above), then the amount of the retention bonus due will first be offset against the incentive bonus. If Mr. Lowrey's employment is terminated so that the Severance Allowance vests, then the amount of the retention bonus will first be offset against the Severance Allowance.

     Mr. Lowrey also entered into a covenant not to compete with the Company for a period of one year following any termination of service. In consideration for entering into a covenant not to compete with the Company, Mr. Lowrey was granted options to acquire up to 375,000 shares of the Company's Common Stock.

     J. Mark Woods. On May 15, 1995, Mr. Woods' employment was terminated without cause by the Company. Pursuant to his Employment Agreement, Mr. Woods was entitled to a severance allowance equal to his prior twenty-four months' compensation, including bonuses and benefits. Such Agreement further provides that Mr. Woods will not compete with the Company for a period of two years following any termination of employment.

     Thomas R. Simmons. Mr. Simmons entered into a three-year Employment Agreement with the Company which expired on September 30, 1995, and which was subsequently renewed for a one-year term expiring on September 30, 1996. He has also entered into a covenant not to compete with the Company for a period of two years following any termination of employment. Mr. Simmons' compensation plan for fiscal year 1996 includes a base salary of $206,500 and up to $88,500 in bonus payments. One-half of the bonus is based on the U.S. Group's attaining certain revenue and profit goals. If achieved, this bonus would be paid monthly and adjusted at fiscal year end. The other half of the bonus is paid at year-end only if the Company meets 100% of its profit objectives for the year.

     Mr. Simmons' Employment Agreement provides that, in the event of a merger or consolidation or a transfer of substantially all of the Company's assets or a change in control of the Company, Mr. Simmons will receive a severance allowance equal to his prior twelve months' compensation if he is subsequently terminated without cause or if he deems a termination to have occurred due to a demotion, transfer or reduction in compensation. Mr. Simmons is also entitled to such severance allowance if he is terminated without cause by the Company or if he deems a termination to have occurred due to a demotion, transfer or reduction in compensation.

     Jack R. O'Donnell. Mr. O'Donnell entered into a three-year Employment Agreement with the Company which expired on February 28, 1995, and which was subsequently renewed for a one-year term expiring on February 28, 1996. He has also entered into a covenant not to compete with the Company for a period of two years following any termination of employment.

     Mr. O'Donnell's Employment Agreement provides that, in the event of a merger or consolidation or a transfer of substantially all of the Company's assets or a change in control of the Company, Mr. O'Donnell will receive a severance allowance equal to his prior twenty-four months' compensation if he is subsequently terminated without cause or if he deems a termination to have occurred due to a demotion, transfer or reduction in compensation. Mr. O'Donnell is also entitled to such severance allowance if he is terminated without cause by the Company or if he deems a termination to have occurred due to a demotion, transfer or reduction in compensation. Effective December 31, 1995, Mr. O'Donnell's employment with the Company was terminated without cause. Pursuant to his Employment Agreement, Mr. O'Donnell received a severance allowance equal to his prior twenty-four months' compensation, including bonuses and benefits. Mr. O'Donnell and the Company also entered into a two-month consulting agreement commencing January 1, 1996 pursuant to which Mr. O'Donnell was paid $16,000 and continued as the Company's chief financial officer for that period.

Termination of Employment and Change of Control Arrangements

     As discussed above, the Employment Agreements of Mr. Lowrey and Mr. Simmons provide for certain payments in the event of a termination of employment or a change of control of the Company. Mr. Jenss is entitled to termination pay and other benefits as provided by applicable German labor laws.

                                    THE PLAN

     The Plan provides for the reorganization of the Debtors on the Effective Date following confirmation of the Plan. The Plan is attached to this Disclosure Statement as Appendix I. The following summaries of the material provisions of the Plan do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Plan, including the definitions therein of certain terms used below. Each capitalized term used herein and not otherwise defined herein shall have the meaning ascribed to such term in the Plan.

Brief Explanation of Chapter 11

     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and shareholders. Upon filing a petition for relief under Chapter 11, the Bankruptcy Code generally provides for an automatic stay of all attempts to collect claims or enforce liens that arose prior to the filing.

     Consummation of a plan of reorganization is the principal objective of a Chapter 11 case. In general, a plan of reorganization divides the Claims against and Interests in a debtor into separate classes and allocates plan of reorganization distributions among those classes. If the legal, equitable and contractual rights of a class are unaffected by the plan of reorganization, it is considered "unimpaired." All unimpaired classes are deemed to have accepted the plan of reorganization and therefore are not entitled to vote thereon. All classes of Claims and Interests that do not receive or retain any property under the plan of reorganization on account of such Claims and Interests are deemed to have rejected the plan of reorganization under Section 1126(g) of the Bankruptcy Code. All other classes of Claims and Interests are considered "impaired" and are entitled to vote on the plan of reorganization.

     Under the Bankruptcy Code, acceptance of the plan of reorganization is determined by class, and therefore it is not required that each holder of an impaired claim or interest vote in favor of the plan of reorganization in order for the Bankruptcy Court to confirm the plan of reorganization. If each impaired class does not vote to accept the plan of reorganization, the Bankruptcy Court may confirm the plan of reorganization in certain circumstances, but only if at least one impaired class of claims votes to accept the plan of reorganization and certain other statutory tests are satisfied. See " -- Acceptance of the Plan" and " -Confirmation of the Plan." Many of these tests are designed to protect the interests of creditors and equity holders who do not vote or who vote not to accept the plan of reorganization but who will nonetheless be bound by the plan's provisions if it is confirmed by the Bankruptcy Court. Under
Section 1109(b) of the Bankruptcy Code, all parties in interest, including creditors and equity security holders of the Company and the Subsidiaries will have the right to appear and be heard on any issue in the Chapter 11 Cases.

Acceptance of the Plan

     Except as discussed below under " -- Confirmation Without Acceptance of All Impaired Classes," as a condition to confirmation, Section 1129(a) of the Bankruptcy Code requires that (i) each impaired class of claims or interests that receives or retains property under a plan of reorganization votes to accept the plan of reorganization and (ii) the plan of reorganization meets the other requirements of Section 1129(a). As explained above, classes of claims and interests that do not receive or retain any property under a plan of reorganization on account of such claims and interests are deemed to have rejected the plan of reorganization and are not entitled to vote, and classes of claims or interests that are not impaired under a plan of reorganization are deemed to have accepted the plan of reorganization and are not entitled to vote. Therefore, acceptances of the Plan are being solicited only from those Holders who hold Claims or Interests in an impaired Class that is receiving a distribution under the Plan, except for the Holders of Old Common Stock, who will not be solicited and whose Class will be deemed to have rejected the Plan. An impaired Class of Claims will be deemed to have accepted the Plan if Holders of at least two-thirds in dollar amount and a majority in number of the Holders of Claims of such Class who cast timely Ballots vote to accept the Plan. An impaired Class of Interests will be deemed to have accepted the Plan if Holders of at least two-thirds in amount of the Interests in such Class who cast timely Ballots vote to accept the Plan. Holders of Claims or Interests who fail to vote or who abstain on the Plan are not counted for purposes of determining either acceptance or rejection of the Plan by any impaired Class of Claims or Interests.

     If at least one impaired class of claims votes to accept a plan of reorganization (not counting the votes of insiders), the plan of reorganization may be confirmed despite rejection by the other impaired classes if the "cramdown" provisions of Section 1129(b) of the Bankruptcy Code are satisfied. The "cramdown" provisions of Section 1129(b) essentially provide that a plan of reorganization may be confirmed over the rejection of an impaired class of claims or interests if the plan of reorganization "does not discriminate unfairly" and is "fair and equitable" with respect to such rejecting impaired class. A discussion of the provisions of Section 1129(b) is set forth below. See " -- Confirmation Without Acceptance of All Impaired Classes."

Classification of Claims and Interests

     Section 1123 of the Bankruptcy Code provides that a plan of reorganization shall designate classes of a debtor's claims and interests. The Plan divides the Claims and Interests into Classes and sets forth the treatment offered each Class. Section 101(4) of the Bankruptcy Code defines "claim" as a right to payment, whether or not such right is "reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured" or a "right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, disputed, undisputed, secured or unsecured."

     Section 1122 of the Bankruptcy Code requires that each class of claims and interests contain only claims or interests which are substantially similar to each other. The Debtors believe that they have classified all Claims and Interests in compliance with the provisions of Sections 1122 and 1123. It is possible, however, that a Holder of a Claim or Interest may challenge the Debtors' classification of Claims and Interests and that the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed. In such event, it is the present intent of the Debtors, to the extent permitted by the Bankruptcy Court, to modify the classifications in the Plan as required by the Bankruptcy Court and to use the acceptances received in the Solicitations for the purpose of obtaining the approval of the Class or Classes of which the accepting Holder is ultimately deemed to be a member.

Classification and Treatment of Claims and Interests Under the Plan

     The following describes the Plan's classification of those Claims against and Interests in the Debtors that are required to be classified under the Bankruptcy Code, and the treatment that the Holders of such Allowed Claims or Allowed Interests (each as defined in the Plan) shall receive under the Plan. All distributions referred to below that are scheduled for the Effective Date will be made on the Effective Date or as soon as practicable thereafter.

Treatment of Unclassified Claims

     The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include Administrative Claims and Priority Tax Claims.

     Administrative Claims. An "Administrative Claim" is a Claim or expense allowed under Section 503(b) of the Bankruptcy Code that is entitled to priority under Section 507(a)(1) of the Bankruptcy Code, including amounts required to be paid in connection with any assumption of executory contracts and unexpired leases. Under the Plan, Holders of Administrative Claims based on liabilities incurred in the ordinary course of the Debtors' businesses shall not be required to File any request for payment of such Claims, and such Administrative Claims shall be assumed and paid by Reorganized Anacomp pursuant to the terms and conditions of the particular transaction giving rise to such Administrative Claim without any further action by the Holders of such Claims or the need for Bankruptcy Court approval.

     All Professionals retained by any Debtor and any other Entities requesting compensation or reimbursement of expenses pursuant to Sections 327, 328, 330, 331, or 503(b) of the Bankruptcy Code for services rendered before the Effective Date (including, without limitation, any compensation requested by any Professional or any other Entity for making a substantial contribution in these Chapter 11 Cases) shall File and serve on Reorganized Anacomp an application for final allowance of compensation and reimbursement of expenses no later than thirty (30) days after the Effective Date. Objections to applications of Professionals for compensation or reimbursement of expenses must be Filed and served on Reorganized Anacomp and the Professionals to whose application the objections are addressed no later than fifteen (15) days after service of the related application. Any professional fees and reimbursements or expenses incurred by Reorganized Anacomp subsequent to the Effective Date may be paid by Reorganized Anacomp without application to the Bankruptcy Court.

     Priority Tax Claims. A "Priority Tax Claim" is a tax claim of governmental units to the extent such claims are entitled to priority under Section 507(a)(8) of the Bankruptcy Code. Unless otherwise agreed to by a Holder of a Priority Tax Claim and any Debtor or Reorganized Anacomp, each Holder of an Allowed Priority Tax Claim shall receive, at such Debtor's or Reorganized Anacomp's option, (a) Cash, in the full amount of such Allowed Priority Tax Claim, on the Effective Date or (b) deferred payments of Cash in the full amount of such Allowed Priority Tax Claim, payable in equal annual principal installments beginning the first anniversary of the Effective Date and ending on the earlier of the sixth anniversary of the Effective Date or the sixth anniversary of the date of the assessment of such Claim, together with interest on the unpaid balance of such Allowed Priority Tax Claim at an annual rate equal to the Treasury Rate or such other rate as may be set by the Bankruptcy Court at the Confirmation Hearing. The foregoing treatment of Allowed Priority Tax Claims is consistent with the provisions of Section 1129(a)(9)(C) of the Bankruptcy Code, and the Holders of Allowed Priority Tax Claims are not entitled to vote on the Plan. Pursuant to
Section 1123(a)(1) of the Bankruptcy Code, Priority Tax Claims are not designated as a Class of Claims for purposes of the Plan. The Indiana Department of Revenue has Filed a Claim labeled as a "priority claim" in the amount of $791,230.16. The Debtors intend to object to such Claim in the event that they are unable to reach a satisfactory resolution of the same with such claimant.

     Class 1 -- Priority Claims. Class 1 consists of all Priority Claims. A Priority Claim is any Allowed Claim entitled to priority under Section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim, against any Debtor. At the Company's option, each Holder of an Allowed Priority Claim in Class 1 shall be entitled to receive the Allowed amount of such Claim in full in Cash on the later of (i) the Effective Date, (ii) the date such Claim becomes an Allowed Priority Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between the Company and the Holder of such Claim. To the extent payment is not made on the Effective Date, the Allowed Class 1 Claims shall include interest at the interest rate provided in the agreement, if any, between the Creditor and the Debtor, or if no interest rate is provided, at the Treasury Rate from the later of: (i) the Effective Date; or
(ii) the date payment was first due, to the date of payment. Allowed Claims in Class 1 are not impaired under the Plan and therefore Holders of Claims in Class

1 will be deemed to have accepted the Plan. The Company estimates that there are no Class 1 Claims.

     Class 2 -- Old Credit Facilities Secured Claims and Old Senior Notes Secured Claims. Class 2 consists of all Claims (a) related to, based upon or arising under or in connection with the Old Credit Facilities, that is a Secured Claim against property of the Debtors, the Domestic Subsidiaries and/or the Foreign Subsidiaries or any guarantee by any Debtor of such Claim, and (b) related to, based upon or arising under or in connection with the Old Senior Notes, that is a Secured Claim against property of the Debtors, the Domestic Subsidiaries and/or the Foreign Subsidiaries or any guarantee by any Debtor of such Claim. Each Holder of an Allowed Class 2 Claim will receive its Pro Rata share of (i) the Premium Amount ($2.75 million), (ii) the Cash Sweep Amount ($7.5 million) and (iii) the New Senior Secured Notes, and shall retain the Liens securing its Claims. The principal economic terms of the New Senior Secured Notes are set forth on page 8 of the Disclosure Statement. In addition, on the Effective Date, (a) the theretofore unpaid fees and expenses of certain professionals of the Senior Secured Creditors will be paid (subject to certain conditions specified in the Plan), (b) the Citibank Agency Amount (approximately $1 million) will be paid to Citibank, N.A., (c) undrawn letters of credit under the Old Credit Facilities will be Cash collateralized by the Letter of Credit Cash Amount or replaced by the New LC Facility, and (d) each of the Senior Secured Creditors will receive a payment of accrued and unpaid interest in the manner provided in the Cash Collateral Order. The aggregate amount of the Claims in Class 2 will be deemed to be an Allowed Claim on the Effective Date of approximately $122.8 million, which amount does not include amounts in respect of post-petition non-default contract rate interest, professional fees, costs and other expenses or draws on letters of credit and which amount includes, without limitation, amounts in respect of principal, default interest and "make-whole" provisions. The Company estimates that there are approximately 15 Holders in Class 2.

     Class 3 -- Miscellaneous Secured Claims. Class 3 consists of Allowed Claims against the Debtors that are wholly or partially secured by a valid Lien, which has been properly perfected as required by applicable law, on property of the Debtors, to the extent of the value of the interest of the Holder of such Claim in such property of the Debtors, or that is subject to setoff under Section 553 of the Bankruptcy Code, other than an Old Credit Facilities Secured Claim and an Old Senior Notes Claim. The Plan provides that at Reorganized Anacomp's option, each Holder of an Allowed Miscellaneous Secured Claim shall either (a) retain unaltered the legal, equitable and contractual rights to which such Allowed Miscellaneous Secured Claim entitles the Holder thereof or (b) be treated in accordance with Section 1124(2) of the Bankruptcy Code. Allowed Claims in Class 3 are not impaired under the Plan and therefore Holders of Claims in Class 3 will be deemed to have accepted the Plan. The Company believes that there will be only one Holder of an Allowed Class 3 Claim, SKC, and that such Claim will aggregate $10 million.

     Class 4 -- The Carlisle Note. Class 4 consists of all Claims against the Debtors arising under, based upon or otherwise related to, the Carlisle Note, including all Allowed Claims for principal, interest, fees, expenses, or other amounts payable under or with respect to the Carlisle Note. The Plan provides that each Holder of an Allowed Class 4 Claim shall receive a New Carlisle Note in an amount equal to such Allowed Class 4 Claim. Allowed Claims in Class 4 are impaired under the Plan and therefore Holders of such Claims are entitled to vote on the Plan. The Company estimates that the amount of Class 4 Claims will aggregate approximately $2.6 million.

     Class 5 -- Old Senior Subordinated Notes. Class 5 consists of all Claims against the Debtors arising under, based upon or otherwise related to the Old Senior Subordinated Notes. Each Holder of an Allowed Class 5 Claim will receive its Pro Rata share of (i) the New Senior Subordinated Notes ($160 million), (ii) nine million two hundred fifty thousand (9,250,000) shares of the New Common Stock (which is the equivalent of approximately 41.12 shares of New Common Stock per $1,000 principal amount of Old Senior Subordinated Notes) and any consideration payable to the Holders of Allowed Class 5 Claims, pursuant to Sections 5.6(b), 5.8(b) and/or 5.9(b) of the Plan, as a result of the rejection of the Plan by Class 6 and/or Class 8. The principal economic terms of the New Senior Subordinated Notes are set forth on page ___ of the Disclosure Statement. The aggregate amount of the Claims in Class 5 will be deemed to be an Allowed Claim on the Effective Date of approximately $267.7 million. Anacomp has been paying all amounts due the Old Senior Subordinated Notes Indenture Trustee on a current basis and intends to pay all amounts then owing to such trustee on the Effective Date. Accordingly, the distributions to the Holders of Allowed Class 5 Claims will not be reduced by such trustee's Indenture Trustee Charging Lien. Allowed Claims in Class 5 are impaired under the Plan and therefore Holders of Claims in Class 5 are entitled to vote on the Plan. The Company estimates that there are approximately 478 Holders in Class 5.

     Class 6 -- Old Subordinated Debentures. Class 6 consists of all Claims against the Debtors arising under, based upon or otherwise related to (i) the Old 9% Subordinated Debentures and all Claims arising under, based upon or otherwise related to the Anacomp Debenture Guarantee and (ii) the Old 13.875% Subordinated Debentures. The Plan provides that if Class 6 accepts the Plan, each Holder of an Allowed Class 6 Claim will receive its Pro Rata share of (i) seven hundred fifty thousand (750,000) shares of the New Common Stock (which is the equivalent of approximately 19.86 shares of New Common Stock per $1,000 of Old Subordinated Debentures Claims), (ii) two hundred fifty-nine thousand sixty-eight (259,068) New Warrants (which is the equivalent of approximately
6.86 New Warrants per $1,000 of Old Subordinated Debentures Claims) and (iii) any consideration payable to the Holders of Allowed Class 6 Claims pursuant to Sections 5.8(b) and/or 5.9(b) of the Plan, as a result of the rejection of the Plan by Class 8. Specifically, each Holder of an Allowed Old 9% Subordinated Debentures Claim will receive approximately 21.60 shares of New Common Stock and
7.46 New Warrants for each $1,000 principal amount of Old 9% Subordinated Debentures, and each Holder of an Allowed Old 13.875% Subordinated Debentures Claim will receive approximately 22.54 shares of New Common Stock and 7.78 New Warrants for each $1,000 principal amount of Old 13.875% Subordinated Debentures. If Class 6 does not accept the Plan, each Holder of a Class 6 Claim will receive no consideration thereunder. The principal economic terms of the New Warrants are set forth on page 11 of the Disclosure Statement. The aggregate amount of the Claims in Class 6 will be deemed to be an Allowed Claim on the Effective Date of approximately $37.7 million. Anacomp has been paying all amounts due the Old 9% Subordinated Debentures Indenture Trustee and the Old 13.875% Subordinated Debentures Indenture Trustee on a current basis and intends to pay all amounts then owing to such Old Indenture Trustees on the Effective Date. Accordingly, the distributions to the Holders of Allowed Class 6 Claims will not be reduced by such Old Indenture Trustees' Indenture Trustee Charging Liens. Allowed Claims in Class 6 are impaired under the Plan and therefore Holders of Claims in Class 6 are entitled to vote on the Plan. The Company estimates that there are approximately 1,177 Holders of Old 13.875% Subordinated Debentures Claims. (The Debtors are unable to estimate the amount of Holders of Old 9% Subordinated Debentures Claims because the Old 9% Subordinated Debentures are bearer bonds.)

     Class 7 -- General Unsecured Claims. Class 7 consists of any Claim (including, without limitation, any Trade Claim, Rejection Claim and Claims by present or former employees of the Debtors) that is not a Carlisle Note Claim, an Old 13.875% Subordinated Debentures Claim, an Old 9% Subordinated Debentures Claim, an Old Senior Subordinated Notes Claim, an Intercompany Claim, an Administrative Claim, a Priority Claim, an Old Credit Facilities Secured Claim, an Old Senior Notes Secured Claim or a Miscellaneous Secured Claim. The Plan provides that to the extent any Allowed General Unsecured Claim has not been paid  or  satisfied  by  performance  in  full  prior  to  the  Effective  Date,
Reorganized Anacomp (i) shall pay, on the Effective Date, if such Allowed General Unsecured Claim is then matured, such Allowed General Unsecured Claim in full in Cash or satisfy such Allowed General Unsecured Claim by performance, or
(ii) shall pay or satisfy such Allowed General Unsecured Claim by performance, in accordance with its respective terms, if such Allowed General Unsecured Claim is not matured prior to the Effective Date, (iii) shall pay or satisfy such Allowed General Unsecured Claim as otherwise agreed by the Holder of the Allowed General Unsecured Claim and Reorganized Anacomp, or (iv) provide such other treatment as will render such Allowed General Unsecured Claim unimpaired in accordance with Section 1124(2) of the Bankruptcy Code, provided that Reorganized Anacomp shall pay any Allowed General Unsecured Claim which is subject to approval by the Bankruptcy Court as reasonable pursuant to Section 1129(a)(4) of the Bankruptcy Code upon entry of a Final Order of the Bankruptcy Court allowing such General Unsecured Claim and approving such General Unsecured Claim as reasonable. Claims in Class 7 are not impaired under the Plan and therefore Holders of Claims in Class 7 will be deemed to have accepted the Plan. The Company estimates that there are approximately 145 Holders of Class 7 Claims and the amount of Class 7 Claims will aggregate approximately $32.0 million, after reconciliation for post-petition payment of pre-petition Claims under the Trade Order.

     Class 8 -- Old Preferred Stock. Class 8 consists of all shares of 8.25% Cumulative Convertible Redeemable Exchangeable Preferred Stock of Anacomp issued and outstanding, or held in treasury immediately prior to the Effective Date, including any and all accrued but unpaid dividends. The Plan provides that if Class 6 and Class 8 accept the Plan, each Holder of an Allowed Class 8 Interest will receive its Pro Rata share of sixty-two thousand one hundred seventy-six (62,176) New Warrants (which is the equivalent of 2.56 New Warrants per $1,000 liquidation value of the Old Preferred Stock). The principal economic terms of the New Warrants are set forth on page 11 of the Disclosure Statement. Pursuant to the provisions of the Plan regarding fractional shares, Holders of less than 4 shares of Old Preferred Stock will receive no consideration. If either Class 6 or Class 8 rejects the Plan, the Holders of Class 8 Interests shall not receive or retain any property on account of their Class 8 Interests. Allowed Interests in Class 8 are impaired under the Plan and therefore Holders of Claims in Class 8 are entitled to vote on the Plan. The Company estimates Class 8 Interests consist of an aggregate of 485,750 shares of Old Preferred Stock with an aggregate liquidation value of $24.3 million plus accrued dividends of approximately $1.5 million and that there are approximately 103 Holders of Class 8 Interests.

     Class 9 -- Old Common Stock. Class 9 consists of all shares of Old Common Stock of Anacomp issued and outstanding immediately prior to the Effective Date. Class 9 is not being solicited and is deemed to have rejected the Plan. The Plan provides that if Class 6 and Class 8 accept the Plan, each Holder of an Allowed Class 9 Interest as of the Distribution Record Date shall receive on the Effective Date, in full satisfaction of its Allowed Interest, its Pro Rata share of forty-one thousand four hundred fifty (41,450) New Warrants, which is the equivalent of .0008 New Warrants per share of Old Common Stock. Pursuant to the provisions of the Plan regarding fractional shares, Holders of less than 625 shares of Old Common Stock will receive no consideration. If either of Class 6 or Class 8 rejects the Plan, Holders of Class 9 Interests shall not receive or retain any property on account of their Class 9 Interests. The Company estimates that Class 9 Interests consist of an aggregate of 46.2 million shares of Old Common Stock and that there are approximately 21,881 Holders of Class 9 Interests.

     Class 10 -- Claims for Issuance of Old Common Stock. Class 10 consists of all Employee Options and all other options or rights to acquire Old Common Stock, including, without limitation, all claims arising out of the rejection of Employee Options and other options to acquire Old Common Stock, to the extent they constitute executory contracts, and any Claim that has the same priority as the Old Common Stock pursuant to Section 510(b) of the Bankruptcy Code, including, without limitation, any Claim for the issuance of Old Common Stock in connection with an acquisition or otherwise. The Plan provides that Holders of Employee Options shall not receive or retain any property under the Plan and, pursuant to Section 1126(g) of the Bankruptcy Code, will be deemed to have rejected the Plan. All Employee Options and all other options to acquire Old Common Stock shall be canceled, annulled and extinguished on the Effective Date. The Company estimates that the Class 10 consists of Employee Options and other options exercisable for an aggregate of approximately 18.1 million shares of Old Common Stock and that there are approximately 418 Holders of Class 10 Interests.

         Class 11 -- Intercompany Claims. Class 11 consists of Claims held by any non-Debtor Domestic Subsidiary or Foreign Subsidiary against any Debtor that arose on or before the Petition Date. The Plan provides that, at Reorganized Anacomp's option, each Holder of an Allowed Class 11 Claim shall either (a) retain unaltered the legal, equitable and contractual rights to which such Allowed Class 11 Claim entitles the Holder thereof or (b) be treated in accordance with Section 1124(2) of the Bankruptcy Code. Claims between Debtors shall be eliminated in accordance with the substantive consolidation provisions of the Plan. Allowed Claims in Class 11 are not impaired under the Plan and therefore Holders of Claims in Class 11 will be deemed to have accepted the Plan. The Company estimates that the amount of Class 11 Claims will aggregate approximately $4.4 million and that there are approximately 5 Holders of Intercompany Claims.

Treatment of Trade Creditors and Employees Under the Plan

     Provisions for Trade Creditors. The Debtors intend that all Claims of their trade creditors will be treated and paid as if the Chapter 11 Cases had not been filed. Trade Claims will be unimpaired and paid in full by Reorganized Anacomp in the ordinary course of business. The Plan's treatment of Trade Claims (Class 7 under the Plan) is intended to maximize the preservation of working capital by encouraging the maintenance of existing trade credit terms. Notwithstanding provisions of the Bankruptcy Code that may defer payment of pre-petition Claims until the effectiveness of the Plan, the Company sought and obtained immediate approval of the Bankruptcy Court, pursuant to the Trade Order, to make payments of Trade Claims to creditors holding such Claims who, following commencement of the Chapter 11 Cases, continued to provide the Company with customary trade terms or who reinstated such terms.

     If the Plan is confirmed, Holders of Trade Claims will not be required to file proofs of claim with the Bankruptcy Court and no bar date will apply as to such Trade Claims. On and after the Effective Date, all Trade Claims not already paid will be paid in full in the ordinary course of business of the Company. If the Company disputes any Trade Claim, such dispute will be determined, resolved or adjudicated, as the case may be, in the manner in which such dispute would have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced, and will survive the Effective Date and the consummation of the Plan as if the Chapter 11 Cases had not been commenced.

     Provisions  for  Employees.  The Company also  intends that accrued  wages, vacation time, health related benefits, deferred compensation, expense reimbursements, field management and executive/administrative management incentive plans and similar employee benefits will not be affected. These Claims will be treated and paid as if the Chapter 11 Cases had not been filed. The employee agreements currently in place will not be rejected or changed by the Company. The Plan provides for the assumption of all of such employee agreements in their entirety. To ensure the continuity of the Company's work force and to further accommodate the unimpaired treatment of accrued obligations to employees, the Company obtained immediate approval of the Bankruptcy Court to honor payroll checks outstanding as of the date of filing (or to issue replacement checks), to permit employees to utilize paid vacation time accrued prior to the date of the bankruptcy filing (so long as they remain employees of the Company) and to continue paying medical and other benefits under all applicable insurance plans. Employee Claims and benefits not paid or honored prior to the Effective Date of the Plan will be paid or honored upon the Effective Date of the Plan or as soon thereafter as such payment or other obligation becomes due or performable. All Employee Options will be canceled under the Plan.

                            CONFIRMATION OF THE PLAN

     In order for the Plan to be confirmed, the Bankruptcy Code requires that the Bankruptcy Court determine that the Plan complies with certain requirements set forth in Section 1129(a) of the Bankruptcy Code. Section 1129(a) requires that: (i) the Plan comply with all applicable provisions of the Bankruptcy Code, including requirements as to the classification of Claims and Interests, specification of the treatment of impaired and unimpaired classes, provision of equal treatment within each class, provision for adequate means of implementation, inclusion of required charter provisions and provision for the selection of the officers and directors; (ii) the Company and the Subsidiaries comply with all applicable provisions of the Bankruptcy Code, including requirements for disclosure and solicitation of acceptances; (iii) the Plan be proposed in good faith; (iv) all payments made by the Company and the Subsidiaries for services and expenses in or in connection with the Chapter 11 Cases or in connection with the Plan and incident to the Chapter 11 Cases be subject to the approval of the Bankruptcy Court as reasonable; (v) all necessary information regarding directors, officers and insiders be disclosed; (vi) any rate change subject to the jurisdiction of any governmental regulatory commission be approved or subject to approval by such commission; (vii) the Plan satisfy the Best Interests Test of Section 1129(a)(7) of the Bankruptcy Code, which requires that with respect to each impaired class, each Holder of a Claim or Interest either (a) accepts the Plan or (b) receives at least as much pursuant to the Plan as such Holder would receive in a liquidation of the Company and the Subsidiaries under Chapter 7 of the Bankruptcy; (viii) the Plan be accepted by each impaired class and, in any case, that at least one impaired class of Claims accept the Plan (without considering votes by insiders); (ix) the Plan provide for payment in full of all allowed administrative and priority claims in the manner set forth in the Bankruptcy Code; (x) the Plan satisfy the Feasibility Test of Section 1129(a)(11) of the Bankruptcy Code; that is, that there is a reasonable probability that the Debtors will be able to perform their obligations under the Plan and continue to operate their businesses without liquidation or further financial reorganization (see " -- Feasibility Test");
(xi) all statutory fees be paid by the Company and the Subsidiaries; and (xii) the Plan provide for continued payment of all retiree benefits, if any.

     The Debtors believe that the Plan will meet all such tests except the test set forth in Section 1129(a)(8), which requires that all impaired classes accept the plan of reorganization. The Debtors believe that it is possible that one or more Classes junior to Class 5 (Old Senior Subordinated Notes Claims) may reject the Plan. In addition, Class 9 and Class 10 are deemed to have rejected the Plan. Accordingly, the Debtors intend to seek confirmation of the Plan under the "cramdown" procedures of Section 1129(b) of the Bankruptcy Code, which permit the confirmation of a plan of reorganization over the objection of one or more classes if certain additional tests are met. Although the Debtors believe that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion. See "Confirmation Without Acceptance Of All Impaired Classes."

     Right to Vote. Classes 2, 4, 5, 6 and 8 will receive or retain property under, and are impaired by, the Plan. These Classes are entitled to vote to accept or reject the Plan. Class 9 is not being solicited and is therefore deemed to have rejected the Plan. Class 10 will not retain or receive any property under the Plan and, therefore, will be deemed to have rejected the Plan. Section 1129(b) is discussed below in " -- Confirmation Without Acceptance of All Impaired Classes."

     Feasibility Test. Under the Feasibility Test as set forth in Section 1129(a)(11) of the Bankruptcy Code, in order to confirm the Plan, the Bankruptcy Court must find that confirmation of the Plan is not likely to be followed by liquidation or the need for further financial reorganization of Reorganized Anacomp. For the Plan to meet the Feasibility Test, the Bankruptcy Court must determine that Reorganized Anacomp has a reasonable probability ("more likely than not") of performing its obligations under the Plan, including performing its obligations under the debt instruments issued under the Plan.

     Management has analyzed the ability of Reorganized Anacomp to meet its obligations under the Plan. As part of this analysis, Management has prepared projections of the Company's financial performance for the four-year period ending September 30, 1999. See "Projections of Certain Financial Data." Based on this analysis, Management believes that the Plan provides a feasible means of reorganization and operation from which there is a reasonable expectation that, subject to the risks disclosed in this Disclosure Statement, Reorganized Anacomp will be able to make all payments required to be made pursuant to the Plan. There can be no assurance that the Bankruptcy Court will agree with such determination. Holders of Claims and Interests in impaired Classes are cautioned that financial projections are inherently imprecise and there can be no assurance that Reorganized Anacomp's actual performance will match the financial projections. Confirmation of the Plan does not constitute a guaranty that Reorganized Anacomp will perform all of its obligations under the Plan.

     Best Interests Test. In order to confirm the Plan, the Bankruptcy Court must independently determine that the Best Interests Test under Section 1129(a)(7) of the Bankruptcy Code is satisfied with respect to each member of an impaired Class. The Best Interests Test requires that each member of an impaired Class of Claims or Interests either (i) accept the Plan or (ii) receive under the Plan property of a value not less than the value of the distribution that such non-accepting member would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. Management believes that recoveries under the Plan are equal to or better than those in a liquidation under Chapter 7, and that the Plan therefore satisfies the Best Interests Test. However, there can be no assurance that the Bankruptcy Court will agree with the Company's determination. See " -- Chapter 7 Liquidation Analysis."

     If confirmed, the Plan will be binding on all Holders of Old Securities and all Holders of other Claims and Interests, regardless of whether such Holders voted to accept the Plan.

Chapter 7 Liquidation Analysis

     The Plan cannot be confirmed unless the Bankruptcy Court determines that the Best Interests Test under Section 1129(a)(7) of the Bankruptcy Code is satisfied with respect to each impaired Class of Claims or Interests. If all holders of Claims or Interests in an impaired Class of Claims or Interests vote to accept the Plan, the Best Interests Test does not apply to that Class. As to each holder of a Claim or Interest in an impaired Class who does not vote to accept the Plan, the Best Interests Test will have been satisfied if the Plan provides to each such dissenting or non-voting Holder a recovery that has a value that is at least as great as the recovery which such Holder would receive if the assets of the Company were liquidated in a hypothetical case under Chapter 7 of the Bankruptcy Code.

     The first step in determining the value of the distributions that creditors and Interest holders would receive in a Chapter 7 liquidation is to determine the "liquidation value" of the Company. The Company believes the liquidation value would consist of the aggregate proceeds realized from a sale of the Company's lines of business, the Company's current cash balance, and the cash flow generated by the Company and the Subsidiaries during the liquidation period, and would be reduced by the costs and expenses of liquidation, the losses incurred by the Company and the Subsidiaries during the liquidation period and other administrative costs and expenses of a Chapter 7 case. The aggregate net amount of the claims of secured creditors (to the extent of the value of their collateral) and the amount of any priority claims would then be distributed from this aggregate net amount. Any remaining proceeds would be available for distribution to Holders of unsecured Claims and Interests. The costs of liquidation under Chapter 7 would include the fees of the Chapter 7 trustee and the professionals retained by the trustee and asset disposition expenses. The liquidation itself could trigger certain priority claims, such as claims for severance pay, and could accelerate other priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full before the balance would be made available to pay unsecured claims or to make distributions in respect of Interests.

     In applying the Best Interests Test, the Bankruptcy Court would ascertain the hypothetical recoveries in a Chapter 7 liquidation by Holders of impaired Claims and Interests in impaired Classes. These hypothetical Chapter 7 liquidation recoveries would then be compared with the distributions offered to each impaired Class of Claims or Interests under the Plan in order to determine if the Plan satisfies the Best Interests Test.

     In applying the Best Interests Test, it is possible that Claims and Interests in the Chapter 7 case may not be classified according to the seniority of such Claims and Interests as provided in the Plan. In the absence of a contrary determination by the Bankruptcy Court, all pre-petition unsecured claims which have the same rights upon liquidation and would be treated as one Class for the purposes of determining the potential distribution of the liquidation proceeds resulting from the Company's Chapter 7 case. The distributions from the liquidation proceeds would be calculated ratably according to the amount of the Claim held by each creditor. Therefore, creditors who claim to be third-party beneficiaries of any contractual subordination provisions might be required to seek to enforce such contractual subordination provisions in bankruptcy court or otherwise. Section 510 of the Bankruptcy Code specifies that such contractual subordination provisions are enforceable in a Chapter 7 liquidation case to the same extent they are enforceable under applicable nonbankruptcy law. The Company believes that the proceeds resulting from a Chapter 7 liquidation that would be distributed to unsecured creditors would be distributed in a way that recognizes the contractual subordination provisions which benefit Holders of Claims under the Old Credit Facilities, the Old Senior Notes, the Old Senior Subordinated Notes and the Carlisle Note.

     The Company believes that the most likely outcome of Chapter 7 liquidation proceedings would be the application of the rule of absolute priority of distributions. Under that rule, no junior creditor may receive any distribution until the allowed claims of all senior creditors are paid in full, and no Interest holder may receive any distribution until all allowed claims are paid in full.

     The liquidation analysis presented herein assumes that all assets of the Company would be liquidated in the context of a Chapter 7 case and sets forth the value as of December 31, 1995 of the proceeds of such liquidation. The assumptions utilized in the analysis considered the estimated liquidation value of the respective business lines of the Company and the estimated amount of the Claims that would be allowed, together with an estimate of certain administrative costs and expenses that would likely result during the liquidation process.

         While the Company believes that the assumptions utilized in the liquidation analysis are reasonable, the validity of such assumptions may be affected by the occurrence of events and the existence of conditions not now contemplated or by other factors, many of which would be beyond the control of the bankruptcy court, the Company and the trustee. The actual liquidation values of the Company would likely vary from that presented herein.

     The liquidation analysis does not attempt to account for the timing of the receipt of proceeds from liquidated assets. Accordingly, the analysis also does not provide discounted values of the anticipated recoveries by creditors caused by possible delays in the liquidation process.

Liquidation of Anacomp

     Assuming the Company liquidates its assets through sales of its business lines on a going concern basis, the Company estimates that its liquidation value would be approximately $270.2 million. The table below details the computation of the Company's liquidation value for purposes of demonstrating that the Plan satisfies the requirements of Section 1129(a)(7) of the Bankruptcy Code.

     The Company's assets include tangible assets such as inventory, receivables, and fixed assets and intangible assets such as goodwill. Goodwill represented 39.6% of the Company's total assets at March 31, 1996. Due to the large percentage of intangible assets, the Company has elected to present the liquidation analysis assuming sales of its business lines on a going concern basis rather than a liquidation of its tangible assets. The Company believes that sales of business lines would yield far greater proceeds than sales of assets as the values of the business lines would include credit for intangible value such as customer lists, Company relationships, the installed customer base, and the various trade names that the Company operates under.

                        LIQUIDATION PROCEEDS CALCULATION


                             (Dollars in thousands)




                                                          Liquidation Value
                                                          -----------------

Estimated Value of Business Lines (a)                              $260,285
Less: 20% Discount for Distressed Sale (b)                           52,057
                                                                    -------
    Estimated Sale Proceeds of Operating Subsidiaries               208,228

Plus: Cash and Cash Equivalents of the Company (c)                   50,000
Plus: Estimated Cash Flow During Liquidation Period (d)              25,000
                                                                    -------
    Gross Liquidation Value                                         283,228

Less: Trustee Fees (e)                                                7,000
Less: Chapter 7 Professional Fees (f)                                 6,000
    Net Liquidation Proceeds (g)                                   $270,228
                                                                   ========

(a) The Company's Estimated Value of Business Lines is based on comparable acquisition multiples of revenue and operating income, discounted cash flow analyses, historical financial information, current market valuations of similar companies in the Company's opinion, and certain economic, industry and Company specific information which was deemed relevant, and is less than the "going concern" or "fair market value" of the Company as a whole.

(b) A Chapter 7 liquidation requires that businesses be sold on an expeditious basis. Based on the foregoing, the value of the business lines is reduced by 20% in recognition of the distress manner of the liquidation as mentioned above.

(c)      At March 31, 1996.

(d) Based on current Company cash flow projections which were then discounted by 55% to approximate the results of operations during a Chapter 7 liquidation.

(e) Trustee's Fees: Bankruptcy Code Section 326 limits the allowed fees of a court appointed trustee to 3% of the net cash value after $3 million (and a greater percentage of the first $3 million) which is yielded through the liquidation and distributed to creditors. For the purpose of this analysis, the Company assumes that the Bankruptcy Courts would approve trustee's fees of approximately $7 million.

(f)      Chapter  7  Professional  Fees  and  Other   Administrative   Expenses:
         Attorneys, accountants and appraisers retained by the trustee would generate significant fees and expenses during the liquidation. Other administrative expenses include other costs of preserving and realizing upon assets, including such costs as rent, insurance, personnel and security. The Company estimates that such fees and expenses would equal approximately $500,000 per month for 12 months.

(g) Does not contemplate any avoidance actions due to the likelihood that such actions would impair the value of the operating businesses, the availability of "ordinary course of business" defenses and the payment in full to unsecured creditors.



                 APPLICATION OF PROCEEDS TO CLAIMS AND INTERESTS

                           Estimated at March 31, 1996
                             (Dollars in thousands)

Total Estimated Liquidation Proceeds Available for Distribution: $270,228

                                                           Estimated Amount            Proceeds
                                                               of Claim              Available to              Liquidation
                                                                                     Satisfy Claim              Percentage
                                                          -------------------    ----------------------     -------------------
Claims under Old Credit  Facilities and Old Senior Notes
    (Class 2)..........................................       $120,000                $120,000                    100.0%
Miscellaneous Secured Claims (Class 3) ................         10,000                  10,000                    100.0
Priority Claims (Class 1) (a)..........................              0                       0                      0

Unsecured Claims:  (b)
    Carlisle Note (Class 4)............................          2,600                   1,207                     46.4
    Old Senior Subordinated Notes (Class 5)............        267,600                 124,201                     46.4
    Old Subordinated Debentures (Class 6)..............         37,800                       0                      0.0
    General Unsecured Claims (Class 7).................         32,000                  13,029                     40.7
    Intercompany Claims (Class 11).....................          4,400                   1,791                     40.7
                                                          -------------------    ----------------------     -------------------
         Total Unsecured Claims                                344,400                 140,228                     40.7

    Interests (Classes 8, 9 and 10)                              N.A.                        0                      0

Notes to Liquidation Analysis

(a) Priority Claims: Priority Claims consist of Priority Tax Claims and priority severance Claims by the Company's employees. In a Chapter 7 liquidation these claims would be paid, in full, out of the net liquidation proceeds, after payments of all secured Claims, before the balance of such proceeds would be made available to pay unsecured Claims or to make any distribution to equity holders in respect of their Interests. This liquidation analysis assumes that a Claim Filed by the Indiana Department of Revenue in the amount of $791,230.10, to which the Debtors intend to object in the event a satisfactory resolution of such claim cannot be reached with such claimant, would be disallowed in full.

(b) The recoveries set forth in this table with respect to unsecured creditors give effect to the subordination provisions contained in the Old Subordinated Debentures Indentures.

Confirmation Without Acceptance of All Impaired Classes

     In the event Holders of impaired Claims or Interests do not vote to accept the Plan, the Company will seek to use the cramdown provisions of Section 1129(b) of the Bankruptcy Code to obtain confirmation of the Plan. To confirm the Plan over the objection of any Class, all the tests of Section 1129(a) must be satisfied (except the requirement in Section 1129(a)(8) that all impaired Classes accept the plan of reorganization), and the Bankruptcy Court must determine that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each Class to be crammed down.

     No Unfair Discrimination

     A plan or reorganization "does not discriminate unfairly" if with respect to a nonaccepting Class (i) the legal rights of such Class are treated in a manner that is consistent with the treatment of other Classes whose legal rights are similarly situated to those of such Class, and (ii) no Class senior to the Class receives payments in excess of that which it is legally entitled to receive. The Company believes the Plan does not discriminate unfairly as to any Holders in any Class. In particular, notwithstanding that the Plan provides that Classes 6 and 8 will receive no distribution under the Plan if, in the case of Class 6, Class 6 rejects the Plan and, in the case of Class 8, if Class 6 or Class 8 rejects the Plan, the Company believes that the Plan does not discriminate unfairly with respect to such Classes. With respect to Class 6, the Company believes that such Class has no entitlement to any distribution under the Plan in light of the subordination provisions in the Old Subordinated Debentures in favor of the Holders of the Senior Subordinated Note Claims and the fact that the Holders of the Senior Subordinated Note Claims are not being paid in full under the Plan, and because the Company believes that the enterprise value of the Company does not exceed the aggregate amount of the Claims of the Holders of Claims in Classes senior to Class 6. Similarly, with respect to Class 8, the enterprise value of the Company does not exceed the aggregate amount of the Claims of the Holders of Claims in Classes senior to Class 8. The distribution to Classes 6 and 8 are accordingly derived from consideration to which Class 5 is entitled. Such consideration would not be payable to Classes 6 and 8 if a "cram down" were required.

     Fair and Equitable Test

     The Bankruptcy Code establishes different "fair and equitable" tests for secured creditors, unsecured creditors and equity Holders, as follows:

     (a)......Secured  Creditors:  either  (i) each  impaired  secured  creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds, and the liens against such proceeds are treated in accordance with clause (i) or (ii) of this subparagraph (a).

     (b)......Unsecured  Creditors:  either (i) each impaired unsecured creditor receives or retains under the plan of reorganization property of a value equal to the amount of its allowed claim, or (ii) the Holders of claims and interests that are junior to the claims of the nonaccepting class do not receive any property under the plan of reorganization on account of such claims and interests.

     (c)......Equity  Holders:  either (i) each equity  Holder  will  receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock or (b) the value of the stock, or (ii) the Holders of Interests that are junior to the nonaccepting class will not receive any property under the plan of reorganization.

     The Plan satisfies the "fair and equitable test" with respect to Class treatment. Each Holder of an Old Credit Facilities Claim and an Old Senior Notes Claim retains its Liens securing its secured Claim and will receive on account of its secured claims deferred cash payments having a present value equal to the amount of its Allowed Secured Claims. The Plan satisfies the "fair and equitable test" with respect to Classes 6 and 8, because, in the event that either Class rejects the Plan, the Holders of Interests that are junior to such Classes will not receive any property under the Plan on account of such Interests. With respect to Classes 9 and 10, the Plan satisfies the "fair and equitable" test because no Holders of Interests junior to such Classes will receive any property under the Plan.

     Accordingly, because all other requirements for confirmation will be satisfied, the Company believes that the Plan can be confirmed over the rejections of Classes 2, 4, 6 and 8.

Conditions to Execution of the Plan

     Conditions to Confirmation. The Plan provides that the following condition must occur or be duly waived by the Debtors, the Creditors' Committee (if Class 5 shall have accepted the Plan) and the Collateral Agent (if Class 2 shall have accepted the Plan): The provisions of the Plan and all exhibits thereto shall be reasonably satisfactory to the Creditors' Committee (if Class 5 shall have accepted the Plan) and the Collateral Agent (if Class 2 shall have accepted the
Plan).

     Conditions to Effectiveness. The Plan provides that the Plan shall not be consummated and the Effective Date shall not occur unless and until each of the following conditions has been satisfied or waived jointly by the Debtors, the Collateral Agent (if Class 2 shall have accepted the Plan) and the Creditors' Committee (if Class 5 shall have accepted the Plan): (i) the statutory fees owing to the United States Trustee shall have been paid in full; (ii) if the requirement that the provisions of the Plan and all exhibits thereto shall be reasonably satisfactory to the Creditors' Committee and the Collateral Agent as a condition to the occurrence of the Confirmation Date has been duly waived, the Plan and all exhibits thereto shall be reasonably satisfactory to the Creditors' Committee (if Class 5 shall have accepted the Plan) and the Collateral Agent (if Class 2 shall have accepted the Plan); (iii) the Confirmation Order shall have become a Final Order and (iv) all actions and documents necessary to implement the provisions of the Plan shall have been effected, executed or duly provided for in a manner reasonably satisfactory to the Collateral Agent (if Class 2 shall have accepted the Plan) and the Creditors' Committee (if Class 5 shall have accepted the Plan).

Means for Execution

     Substantive Consolidation. The Plan contemplates the substantive consolidation of the Chapter 11 Cases into a single proceeding with respect to confirmation, consummation and implementation of the Plan. Pursuant to the Confirmation Order, on the Confirmation Date: (i) all assets, and all proceeds thereof, and all liabilities of the Consolidated Debtors will be merged or treated as though they were merged with and into the assets and liabilities of Reorganized Anacomp; (ii) all Consolidated Claims, and Claims among the Consolidated Debtors and the Merged Subsidiaries, will be eliminated; (iii) any obligation of any Consolidated Debtor, and all guarantees thereof executed by one or more of the Consolidated Debtors, and any Claims filed or to be filed in connection with any such obligation and guarantee will be deemed one Claim against Reorganized Anacomp; (iv) each and every Claim filed in the individual Chapter 11 Case of any of the Consolidated Debtors will be deemed filed against Reorganized Anacomp; and (v) for purposes of determining the availability of the right of set-off under Section 553 of the Bankruptcy Code, the Consolidated Debtors shall be treated for purposes of the Plan as one entity so that, subject to the other provisions of Section 553 of the Bankruptcy Code, debts due to any of the Consolidated Debtors may be set off against the debts of any of the Consolidated Debtors.

     The Company believes that the substantive consolidation of the Debtors is appropriate under the circumstances of the Chapter 11 Cases because none of the Debtors other than Anacomp have any significant assets or liabilities, no creditors will be prejudiced by substantive consolidation and consolidation will facilitate the administration of the cases.

     Extinguishment of Guarantees. Except as otherwise provided in the Plan, on the Effective Date, (i) all Claims based upon guarantees of collection, payment or performance made by any of the Debtors as to the obligations of each other, including, without limitation, the Anacomp Debentures Guarantee, and (ii) all Claims arising under the Anacomp Guarantee, shall be discharged, released and of no further force and effect.

     Cancellation of Old Securities, Instruments and Agreements Relating to Impaired Claims and Interests. Except as expressly provided in the Plan or in the Confirmation Order, on the Effective Date, all securities, instruments and agreements governing any Claims and Interests impaired under the Plan shall be deemed canceled and terminated, and the obligations of the Debtors relating to, arising under, in respect of or in connection with such securities, instruments and agreements shall be discharged.

     Effectiveness of Securities, Instruments and Agreements. On the Effective Date, all securities, instruments and agreements entered into or issued pursuant to the Plan, including, without limitation, (i) the Plan Securities, (ii) the New Senior Secured Notes Indenture, (iii) the New Senior Subordinated Notes Indenture, (iv) the New Senior Secured Notes Security and Pledge Agreement, (v) the New LC Facility, (vi) the New Management Incentive Plan, (vii) the New Warrant Agreement, (viii) the Registration Rights Agreement and (ix) any security, instrument or agreement entered into in connection with any of the foregoing, shall become effective and binding in accordance with their respective terms and conditions upon the parties thereto and shall be deemed to become effective simultaneously.

     The Debtors intend to qualify the New Senior Secured Notes Indenture and the New Senior Subordinated Notes Indenture under the Trust Indenture Act of 1939.

     Corporate Action. As of the Effective Date, Reorganized Anacomp shall be deemed to have adopted the Amended Anacomp Articles and Amended Anacomp Bylaws which shall thereupon be effective and it shall file the Amended Anacomp
Articles. The Amended Anacomp Articles shall, among other things, contain appropriate provisions consistent with the Plan and other Plan Documents (a) governing the authorization of the New Common Stock and the New Warrants, (b) prohibiting the issuance of nonvoting equity securities as required by Section 1123(a)(6) of the Bankruptcy Code, and (c) implementing such other matters as Reorganized Anacomp believes are necessary and appropriate to effectuate the terms and conditions of the Plan, including the merger of the Merged Subsidiaries. Except as specifically provided in the Plan, the adoption of the Amended Anacomp Articles and the Amended Anacomp Bylaws, the selection of directors and officers for Reorganized Anacomp, the distribution of Cash, the issuance and distribution of the New Common Stock and the New Warrants and the adoption, execution and delivery of all contracts, instruments, indentures, modifications and other agreements related to any of the foregoing, and other matters provided for under the Plan involving corporate action to be taken by or required of Reorganized Anacomp shall be deemed to have occurred and be effective on the Effective Date as provided in the Plan, and shall be authorized and approved in all respects without any requirement of further action by shareholders, officers or directors of Reorganized Anacomp. To the extent required by law, the board of directors of Reorganized Anacomp shall take such action as may be necessary from time to time to approve the issuance of the Plan Securities and such other action, if any, as may be required to meet the requirements of the Plan or any of the Plan Securities issued thereto.

     No Payment of Disputed Claims. No payments or distributions shall be made with respect to any portion of a Disputed Claim unless and until such Claim or Interest has become an Allowed Claim or Allowed Interest, as the case may be. Payments and distributions to each Holder of a Disputed Claim to the extent it ultimately becomes an Allowed Claim shall be made in accordance with the provisions of the Plan with respect to the class of Claims to which such Allowed Claim belongs.

     Retiree Benefits. On and after the Effective Date, to the extent required by Section 1129(a)(13) of the Bankruptcy Code, Reorganized Anacomp will continue to pay all retiree benefits (if any), as the term "retiree benefits" is defined in Section 1114(a) of the Bankruptcy Code, maintained or established by the Debtors prior to the Confirmation Date.

Effects of Plan Confirmation

     Discharge. Except as otherwise provided in the Plan or in the Confirmation Order (including, without limitation, the Debtors' continuing obligations to indemnify current and former officers and directors of the Debtors), on the Effective Date: (i) the rights afforded in the Plan and the payments and distributions to be made thereunder shall discharge all existing debts and Claims of any kind, nature, or description whatsoever against the Debtors, any of their assets or properties or any property dealt with under the Plan to the extent permitted by Section 1141 of the Bankruptcy Code; (ii) all existing Claims against the Debtors shall be and shall be deemed to be discharged; (iii) all obligations of the Debtors, directly or as guarantors, under the Old Indentures, the Old Credit Facilities, the Old Securities and the Old Collateral Documents, shall be deemed released, discharged and satisfied; and (iv) all Holders of Claims and Interests shall be precluded from asserting against the Debtors, any of their assets or properties, or any property dealt with under the Plan any other or further Claim based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date, whether or not such Holder filed a proof of Claim.

     Except as otherwise provided in the Plan, any consideration distributed to Creditors under the Plan shall be in exchange for and in complete satisfaction, discharge and release of all Claims of any nature whatsoever against the Debtors or any of their assets or properties; and, except as otherwise provided herein, upon the Effective Date, the Debtors shall be deemed discharged and released to the extent permitted by Section 1141 of the Bankruptcy Code from any and all Claims, including but not limited to demands and liabilities that arose before the Confirmation Date, and all debts of the kinds specified in Section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a proof of Claim based upon such debt is filed or deemed filed under Section 501 of the Bankruptcy Code; or (b) the Holder of a Claim based upon such debt has accepted the Plan. Except as provided in the Plan and in the Bankruptcy Code, the Confirmation Order shall be a judicial determination of discharge of all liabilities of all of the Debtors. As provided in Section 524 of the Bankruptcy Code, such discharge shall void any judgment against any of the Debtors at any time obtained to the extent it relates to a Claim discharged, and operates as an injunction against the commencement or continued prosecution of any action against the Debtors, Reorganized Anacomp, Reorganized Florida A A C or any of their respective properties, to the extent it relates to a Claim discharged.

     Revesting. Except as otherwise provided in the Plan (including any Plan Document) or any other indentures, instruments or agreements to be executed and delivered pursuant to the Plan or the Confirmation Order, upon the Effective Date, all property of the Consolidated Estates, wherever situated, shall vest in Reorganized Anacomp and shall be retained by Reorganized Anacomp or distributed to Creditors or Interest Holders as provided in the Plan. On the Effective Date, all property of the Consolidated Estates, whether retained by Reorganized Anacomp or distributed to Creditors or Interest Holders, shall be free and clear of all Claims, Liens, Encumbrances and interests, except the Claims, Liens, Encumbrances and interests of Creditors and Interest Holders expressly provided for in the Plan (included in any Plan Document).

     Retention of Jurisdiction. Notwithstanding occurrence of the Effective Date or substantial consummation of the Plan, the Bankruptcy Court will retain and have jurisdiction from and after the Confirmation Date of all matters arising in, arising under, and related to the Chapter 11 Cases and the Plan for, among other things, the following purposes: (a) to hear and determine any and all adversary proceedings, applications or contested matters pending on the
Effective Date or brought after the Effective Date; (b) to hear and determine any and all applications for substantial contribution and for compensation and reimbursement of expenses Filed in accordance with the Plan.; (c) to hear and determine Rejection Claims, disputes arising from the assumption and assignment of executory contracts and unexpired leases, and Disputed Claims which are Impaired Claims or which are held by Holders of Unimpaired Claims; (d) to hear and determine, pursuant to the provisions of Section 505 of the Bankruptcy Code, all issues related to the liability of a Debtor for any tax incurred prior to the Effective Date; (e) to enforce the provisions of the Plan and to determine any and all disputes arising under the Plan; (f) to enter and implement such orders as may be appropriate in the event Confirmation is for any reason stayed, reversed, revoked, modified or vacated; (g) to modify any provision of the Plan to the extent permitted by the Bankruptcy Code and to correct any defect, cure any omission or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to carry out the purposes and intent of the Plan; (g) to enter such orders as may be necessary or appropriate in furtherance of consummation and implementation of the Plan; (h) to determine the allowance of Claims and Interests as provided in the Plan; and (i) to enter an order closing the Chapter 11 Cases.

     Failure of Court to Exercise Jurisdiction. If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising in, arising under, or related to the Chapter 11 Cases, no provision of the Plan shall prohibit or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.

     Releases. On the Effective Date, Reorganized Anacomp shall be deemed to release unconditionally, and hereby is deemed to release unconditionally on such date (i) each present or former officer, director, shareholder, employee, consultant, attorney, accountant and other representatives of the Debtors, the Domestic Subsidiaries and the Foreign Subsidiaries, (ii) the Creditors' Committee or the Unofficial Senior Subordinated Committee and, solely in their capacity as members or representatives of the Creditors' Committee or the Unofficial Senior Subordinated Committee, as applicable, each consultant, attorney, accountant, other representative or member (and each of such member's respective officers, directors, shareholders, employees, consultants, attorneys, accountants and other representatives) of the Creditors' Committee or the Unofficial Senior Subordinated Committee, as applicable, and (iii) the Holders of Old Senior Notes Secured Claims and Old Credit Facilities Secured Claims and, solely in their capacity as representatives of such Holders, each of such Holder's respective officers, directors, shareholders, employees, consultants, attorneys, accountants and other representatives (the Entities specified in clauses (i), (ii) and (iii) are referred to collectively as the "Releasees"), from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Chapter 11 Cases or the Plan, except that no Releasees shall be released from acts or omissions which are the result of willful misconduct.

     On the Effective Date, each Holder of a Claim shall be deemed to have released unconditionally, and hereby is deemed to release unconditionally on such date, the Releasees, from any and all rights, claims, causes of action, obligations, suits, judgments, damages and liabilities whatsoever which any such Holder may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or before the Effective Date in any way relating to Anacomp, the Debtors, the Chapter 11 Cases or the Plan, except that no Releasees shall be released from acts or omissions which are the result of willful misconduct.

     If and to the extent that the Bankruptcy Court concludes that the Plan cannot be confirmed with any portion of the foregoing releases, then the Debtors reserve the right to amend the Plan so as to give effect as much as possible to the foregoing releases, or to delete them.

     No Liability for Solicitation or Participation. As specified in Section 1125(e) of the Bankruptcy Code, Entities who solicit acceptances or rejections of the Plan and/or who participate in the offer, issuance, sale or purchase of securities offered or sold under the Plan, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, are not liable, on account of such solicitation or participation, for violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale or purchase of securities in connection therewith.

     Limitation of Liability. Neither the Debtors, Reorganized Anacomp, Reorganized Florida A A C, nor any of their employees, officers, directors, agents, or representatives, nor any professional persons employed by any of them, nor any Creditors' Committee or the Unofficial Senior Subordinated Committee, or any of their members, agents, representatives, or professional advisors, shall have or incur any liability to any Entity for any act taken or omission made in good faith in connection with or related to formulating, implementing, confirming or consummating the Plan, or any contract, instrument, release or other agreement or document created in connection with the Plan.

     To the extent that the foregoing provision exceeds the exculpation from liability provided in Section 1125(e) of the Bankruptcy Code, the Debtors are not aware of the existence of any possible claims against the Entities benefited thereby. Moreover, the Debtors do not intend such provision to provide broader exculpation with respect to potential violations of the federal securities laws than as provided in Section 1125(e) of the Bankruptcy Code.

     General Injunction. Except as provided in the Plan or in the Confirmation Order, from and after the Effective Date, all Entities who received or are Holders of Plan Securities and all Holders of Claims against the Estates are permanently restrained and enjoined after the Confirmation Date (i) from commencing, continuing, or taking any act, to enforce against any of the Debtors or any Foreign Subsidiary or Domestic Subsidiary or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note, (ii) from enforcing, attaching, collecting or recovering by any manner or means, any judgment, award, decree or order against any Debtor or any Foreign Subsidiary or Domestic Subsidiary or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note, (iii) from creating, perfecting or enforcing any encumbrance of any kind against any Debtor or any Foreign Subsidiary or Domestic Subsidiary or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note, (iv) from asserting any setoff, right of subrogation, indemnification, contribution or recoupment of any kind against any obligation due any Debtor or any Foreign Subsidiary or Domestic Subsidiary any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note and (v) from performing any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan and orders of the Bankruptcy Court; provided, however, that each Holder of a Claim may, to the extent permitted by and in accordance with the provisions of the Plan, commence or continue any action or proceeding to determine the amount of its Claim in the Bankruptcy Court or any other court of competent jurisdiction, and all Holders of Claims shall be entitled to enforce their rights under the Plan and the Plan Documents.

     Section 346 Injunction. In accordance with Section 346 of the Bankruptcy Code, for purposes of any state or local law imposing a tax, income will not be realized by the Estates, the Debtors, Reorganized Anacomp or Reorganized Florida A A C by reason of the forgiveness or discharge of indebtedness resulting from the Chapter 11 Cases. As a result, each state or local taxing authority is permanently enjoined and restrained, after the Confirmation Date, from commencing, continuing or taking any act to impose, collect or recover in any manner any tax against any Debtor, Reorganized Anacomp or Reorganized Florida A A C arising by reason of the forgiveness or discharge of indebtedness of any such Entity under the Plan.

     Termination of Claims of Contractual Subordination Against Holders of Old Senior Subordinated Notes Claims. Provided that (i) the Plan has been accepted by Class 5 under Section 1126(c) of the Bankruptcy Code, (ii) the Bankruptcy Court shall have entered the Confirmation Order and (iii) the Effective Date shall have occurred, all rights, actions or causes of action between or among Holders of "senior indebtedness" (as defined in the Old Senior Subordinated Notes Indenture) and Holders of Old Senior Subordinated Notes Claims based upon any claimed right to contractual subordination shall be satisfied, terminated, void and of no further force or effect as of the Effective Date so that, notwithstanding any such rights, actions or causes of action, each Holder of Old Senior Subordinated Notes Claims shall have the rights and benefits of the distributions provided in the Plan.

     Termination of Claims of Contractual Subordination Against Holders of Old Subordinated Debentures Claims. Provided that (i) the Plan has been accepted by Class 6 under Section 1126(c) of the Bankruptcy Code, (ii) the Bankruptcy Court shall have entered the Confirmation Order and (iii) the Effective Date shall have occurred, all rights, actions or causes of action between or among Holders of "senior indebtedness" (as defined in the Old 9% Subordinated Debentures

Indenture and the Old 13.875% Subordinated Debentures Indenture) and Holders of Old Subordinated Debentures Claims based upon or in any way relating to any claimed right to contractual subordination shall be satisfied, terminated, void and of no further force or effect as of the Effective Date so that, notwithstanding any such rights, actions or causes of action, each Holder of Old Subordinated Debentures Claims shall have the rights and benefits of the distributions provided in the Plan.

Distributions

     Generally. Except as otherwise provided in the Plan, any distribution required by the Plan to be made on the Effective Date in respect of a Claim or Interest that is Allowed as of the Effective Date will be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than the later to occur of: (i) 45 days after the Effective Date or (ii) the date on which such Claim or Interest becomes Allowed and any other conditions to distribution with respect to such Claim or Interest shall have been satisfied.

     Distributions to Holders of Allowed Old Credit Facilities Secured Claims. All distributions provided for in the Plan on account of Allowed Old Credit Facilities Secured Claims will be made by the Disbursing Agent to the Collateral Agent for further distribution to individual Holders of such Claims. Within five days after the Distribution Record Date, The First National Bank of Chicago, as agent under the Multicurrency Revolver Loan Agreement, shall provide the information necessary to calculate such distribution with respect to the Multicurrency Revolver Loan Agreement in writing to the Disbursing Agent, and within eight days after the Distribution Record Date, the Collateral Agent shall provide such information received from The First National Bank of Chicago, together with the information necessary to calculate such distribution with respect to the other Old Credit Facilities, in writing to the Disbursing Agent. Notwithstanding any provision in the Plan to the contrary, the Old Credit Facilities and the Old Collateral Documents will continue in effect to the extent necessary to allow the Collateral Agent to receive and make distributions pursuant to the Plan, and the Collateral Agent will remain entitled to any limitation of liability, exculpation or indemnification provisions between or among the Holders of Allowed Old Credit Facilities Secured Claims under the Old Credit Facilities and the Old Collateral Documents.

     Distributions to Holders of Allowed Debt Security Claims. All distributions provided for in the Plan on account of Allowed Debt Security Claims will be made, at the option of Reorganized Anacomp, to the respective Old Indenture Trustees or the Disbursing Agent, for further distribution to individual Holders of Allowed Debt Security Claims. Any such distribution made by an Old Indenture Trustee will be made pursuant to the applicable Old Indenture or other disbursing agent agreement entered into by Reorganized Anacomp and the applicable Old Indenture Trustee. Notwithstanding any provision in the Plan to the contrary, the Old Indentures will continue in effect after the Effective Date to the extent necessary to allow the Old Indenture Trustees to receive and make distributions pursuant to the Plan on account of Allowed Debt Security Claims. Any actions taken by any Old Indenture Trustee after the Effective Date that are not for this purpose will be null and void as against the Debtors and Reorganized Anacomp, and Reorganized Anacomp will have no obligations to any Old Indenture Trustee for any fees, costs or expenses incurred in connection with any such actions.

     Distributions to Holders of Other Claims and Interests. The Disbursing Agent will make all distributions required under the Plan, except for distributions made by the Collateral Agent or the Old Indenture Trustees. The Disbursing Agent will serve without bond, and may employ or contract with other Entities to assist in or make the distributions required by the Plan.

     Compensation for Services Related to Distribution. In consideration for providing services related to distributions pursuant to the Plan, the Collateral Agent, the Old Indenture Trustees, the Disbursing Agent, Cedel and Euroclear, as the case may be, will receive from Reorganized Anacomp, without further Bankruptcy Court approval, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments will be made on terms agreed to with Reorganized Anacomp, and will not be deducted from distributions to be made pursuant to the Plan to Holders of Allowed Claims and Allowed Interests.

     Delivery of Distributions and Undeliverable or Unclaimed Distributions.

     Distributions to Holders of Allowed Claims and Holders of Allowed Interests will be made as follows: (a) with respect to Allowed Old Credit Facilities Secured Claims, by the Collateral Agent, (b) with respect to Allowed Debt Security Claims other than Allowed Old 9% Subordinated Debentures Claims, if made by an Old Indenture Trustee, in accordance with the applicable Old Indenture and, if made by the Disbursing Agent, at the addresses supplied in the letter of transmittal provided by or on behalf of the Holders of such Claims;
(c) with respect to Old 9% Subordinated Debentures Claims, Anacomp will publish notice of the availability of the distribution under the Plan in the manner provided in Section 1105 of the Old 9% Subordinated Debentures Indenture and distributions will be made by the Disbursing Agent upon presentation of a letter of transmittal and original certificate to Cedel, Euroclear or the Disbursing Agent, (d) with respect to all other Allowed Claims, by the Disbursing Agent (i) at the addresses set forth on the respective proofs of Claim Filed by Holders of such Claims; (ii) at the addresses set forth in any written notices of address change delivered to the Disbursing Agent after the Limited Bar Date; or (iii) at the addresses reflected in the applicable Debtor's records if no proof of Claim has been Filed and the Disbursing Agent has not received a written notice of a change of address, (e) with respect to Allowed Class 8 Interests and Allowed Class 9 Interests, by the Disbursing Agent (i) at the addresses supplied by the Old Transfer Agent, (ii) at the addresses set forth on the respective proofs of Interests Filed by Holders of such Interests; (iii) at the addresses set forth in any written notices of address change delivered to the Disbursing Agent, or
(iv) at the addresses reflected in the applicable Debtor's records if no proof of Interest has been Filed and the Disbursing Agent has not received a written notice of a change of address.

     If any Allowed Claim Holder's or Allowed Interest Holder's distribution is returned to the Disbursing Agent as undeliverable, no further distributions will be made to such Holders unless and until the Disbursing Agent is notified in writing of such Holder's then-current address. Undeliverable distributions will remain in the possession of the Disbursing Agent until such time as a distribution becomes deliverable. Undeliverable Cash (including dividends or other distributions on account of undeliverable New Common Stock) will be held in segregated bank accounts in the name of the Disbursing Agent for the benefit of the potential claimants of such funds. Undeliverable Cash will be invested by the Disbursing Agent in a manner consistent with Reorganized Anacomp's investment and deposit guidelines. Undeliverable Plan Securities will be held by the Disbursing Agent for the benefit of the potential claimants of such securities.

     Pending the distribution of the New Common Stock, the Disbursing Agent will cause all of the New Common Stock held by it in its capacity as Disbursing Agent to be: (1) represented in person or by proxy at each meeting of the stockholders of Reorganized Anacomp; and (2) voted proportionately with the votes cast by the other stockholders of Reorganized Anacomp, taken as a whole.

     Any Holder of an Allowed Claim or an Allowed Interest that does not assert a claim pursuant to the Plan for an undeliverable distribution to be made by the Disbursing Agent, the Collateral Agent or the Old Indenture Trustees, as the case may be, within two years after the Effective Date will have its claim for such undeliverable distribution discharged and will be forever barred from asserting any such claim against the Debtors, Reorganized Anacomp or their property. In such cases: (i) any Cash held for distribution on account of such claims for undeliverable distributions (including Cash interest, maturities, dividends and other distributions on undelivered Plan Securities, as the case may be) shall be property of Reorganized Anacomp, free of any restrictions thereon (except as otherwise provided in any Plan Document); (ii) any New Senior Secured Notes and New Senior Subordinated Notes held for distribution on account of such claims for distributions shall be canceled and of no further force or effect; (iii) any New Common Stock held for distribution on account of such claims for distributions shall either be canceled or held as treasury shares as Reorganized Anacomp may determine is appropriate; and (iv) any New Warrants held for distribution on account of such claims for distributions shall be canceled.

     If an  Old  Indenture  Trustee  or the  Disbursing  Agent,  as  applicable, determines that an individual Holder of an Allowed Debt Security Claim is no longer entitled to a distribution pursuant to the applicable Old Indenture, the Plan, the Confirmation Order or applicable foreign law with respect to the Old 9% Subordinated Debentures Claims, such individual Holder's claim for such distribution will be discharged, and such individual Holder will be forever barred from asserting any such claim for a distribution against the Debtors, Reorganized Anacomp or their respective property. In such cases: (i) any Cash held for distribution on account of such claims for undeliverable distributions (including Cash interest, maturities, dividends and other distributions on undelivered Plan Securities, as the case may be) shall be property of
Reorganized Anacomp, free of any restrictions thereon (except as otherwise provided in any Plan Document); (ii) any New Senior Subordinated Notes held for distribution on account of such claims for distributions shall be canceled and of no further force or effect; (iii) any New Common Stock held for distribution on account of such claims for distributions shall either be canceled or held as treasury shares as Reorganized Anacomp may determine is appropriate; and (iv) any New Warrants held for distribution on account of such claims for distributions shall be canceled.

     Distribution Record Date.

     The Collateral Agent will have no obligation to recognize the transfer of, or the sale of, any participation in any Allowed Old Credit Facilities Secured Claim occurring after the close of business on the Distribution Record Date, and will be entitled for all purposes herein to recognize and distribute only to those Holders of Allowed Old Credit Facilities Secured Claims who are Holders of such Claims, or participants therein, as certified by such Holders in writing to the Collateral Agent by the close of business on the Distribution Record Date.

     As of the close of business on the Distribution Record Date, the respective transfer registers for the Old Securities (as applicable) will be closed, and the Disbursing Agent, the Old Indenture Trustees and their respective agents will have no obligation to recognize the transfer of any Old Debt Securities, any Old Common Stock or any Old Preferred Stock occurring after the close of business on the Distribution Record Date and will be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

     Means of Cash Payments. Except as otherwise specified herein, Cash payments made pursuant to the Plan will be in U.S. dollars by checks drawn on a domestic bank selected by Reorganized Anacomp, or by wire transfer from a domestic bank, at the option of Reorganized Anacomp.

     Fractional Plan Securities.

     Notwithstanding any other provisions of the Plan, principal amounts of the New Senior Secured Notes and the New Senior Subordinated Notes will be initially issued only in denominations of $1,000 and integral multiples thereof. When any distribution on account of an Allowed Claim would otherwise result in the issuance of New Senior Secured Notes or New Senior Subordinated Notes with an aggregate principal amount that is not an integral multiple of $1,000, the actual distribution of such notes will be rounded to the next higher or lower integral multiple of $1,000, as follows: (a) aggregate principal amounts that exceed an integral multiple of $1,000 by $500 or more will be rounded to the next higher integral multiple of $1,000 and (b) aggregate principal amounts that exceed an integral multiple of $1,000 by less than $500 will be rounded to the next lower integral multiple of $1,000. If, as a result of such rounding, the sum of such principal amounts differs from the aggregate principal amount of such New Senior Secured Notes or New Senior Subordinated Notes to be distributed pursuant to the Plan, as applicable, the aggregate principal amount of the New Senior Secured Notes or the New Senior Subordinated Notes will be adjusted upward or downward to provide for the distribution of the applicable New Senior Secured Notes or New Senior Subordinated Notes in an aggregate principal amount equal to such sum. No consideration will be provided in lieu of principal amounts that are rounded down.

     Notwithstanding any other provision of the Plan, only whole numbers of shares of New Common Stock and whole numbers of New Warrants will be issued. When any distribution on account of an Allowed Claim or an Allowed Interest would otherwise result in the issuance of a number of shares of New Common Stock or a number of New Warrants that is not a whole number, the actual distribution of shares of such stock or warrants will be rounded to the next higher or lower whole number as follows: (i) fractions equal to or greater than 1/2 will be rounded to the next higher whole number and (ii) fractions less than 1/2 will be rounded to the next lower number. The total number of shares of New Common Stock and New Warrants to be distributed to a Class of Claims or Interests will be adjusted as necessary to account for the rounding provided for herein. If, as a result of such rounding, the amount of shares of New Common Stock or the amount of New Warrants to be distributed to a particular Class differs from the aggregate number of shares of New Common Stock or New Warrants to be distributed pursuant to the Plan to that Class, the aggregate number of shares of New Common Stock or the amount of New Warrants specified with respect to such Class will be adjusted upward or downward to provide for the distribution of New Common Stock or New Warrants, as the case may be, in an aggregate number of shares or New Warrants equal to such sum. No consideration will be provided in lieu of fractional shares or warrants that are rounded down.

     Surrender of Canceled Instruments or Securities.

     As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim or an Allowed Interest evidenced by the notes, instruments, securities or other documentation canceled pursuant to the Plan, the Holder of such Claim or Interest will tender the applicable notes, instruments, securities or other documentation evidencing such Claim or Interest to the Collateral Agent, the Disbursing Agent, Cedel, Euroclear or one of the Old Indenture Trustees, as applicable. Any Cash or Plan Securities to be distributed pursuant to the Plan on account of any such Claim or Interest will, pending such surrender, be treated as an undeliverable distribution under the Plan.

     Except as otherwise provided in the Plan, each Holder of an Allowed Claim or an Allowed Interest will tender such Old Security to the Disbursing Agent, Cedel, Euroclear or one of the Old Indenture Trustees, as applicable, together with a letter of transmittal to be provided to such Holders by the Disbursing Agent, Cedel, Euroclear or the Old Indenture Trustees as promptly as practicable following the Effective Date. The letter of transmittal will include, among other provisions, customary provisions with respect to the authority of the Holder of the applicable Old Security to act and the authenticity of any signatures required thereon. All surrendered Old Securities will be marked as canceled by the Disbursing Agent, Cedel, Euroclear or one of the Old Indenture Trustees, as applicable, and delivered to Reorganized Anacomp.

     In addition to any requirements under the applicable Old Indenture, any Holder of a Claim or Interest evidenced by an Old Security that has been lost, stolen, mutilated or destroyed will, in lieu of surrendering such Old Security, deliver to the Disbursing Agent or one of the Old Indenture Trustee, as applicable: (i) evidence satisfactory to such Entity of such loss, theft, mutilation or destruction and (ii) such security or indemnity as may be required by such Entity to hold such Entity harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Old Security.

     Any Holder of an Old Security that fails to surrender or be deemed to have surrendered such Old Security within two years after the Effective Date will have its claim for a distribution pursuant to the Plan on account of such Old Security discharged and will be forever barred from asserting any such claim against the Debtors, Reorganized Anacomp or their respective property. In such cases: (i) any Cash held for distribution on account of such claims for undeliverable distributions (including Cash interest, maturities, dividends and other distributions on undelivered Plan Securities, as the case may be) shall be property of Reorganized Anacomp, free of any restrictions thereon (except as otherwise provided in any Plan Document); (ii) any New Senior Secured Notes and New Senior Subordinated Notes held for distribution on account of such claims for distributions shall be canceled and of no further force or effect; (iii) any New Common Stock held for distribution on account of such claims for distributions shall either be canceled or held as treasury shares as Reorganized Anacomp may determine is appropriate; and (iv) any New Warrants held for distribution on account of such claims for distributions shall be canceled.

     Fees and Expenses of Senior Lenders. On the Effective Date, Reorganized Anacomp will reimburse in Cash, without prior Bankruptcy Court Approval, the Holders of the Old Senior Notes Secured Claims and the Holders of the Old Credit Facilities Secured Claims, as part of their Secured Claims, for certain reasonable legal and other professional fees, costs and other expenses incurred by such Holders, to the extent not theretofore paid to or on behalf of such Holders and upon submission of billing statements to the Debtors and the Creditors' Committee as provided in the Plan.

     Setoff. Reorganized Anacomp may, but shall not be required to, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, claims of any nature that the Debtors or Reorganized Anacomp may have against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim against the Debtors or Reorganized Anacomp shall constitute a waiver or release by the Debtors or Reorganized Anacomp of any claim that the Debtors or Reorganized Anacomp may possess against such Holder.

     Indenture Trustee Charging Liens. In full satisfaction of Allowed Claims secured by Indenture Trustee Charging Liens, the Old Indenture Trustees will receive from Reorganized Anacomp Cash equal to the amount of such Claims, and any Indenture Trustee Charging Liens will be released. Distributions received by Holders of Allowed Claims pursuant to the Plan will not be reduced on account of payment of Allowed Claims secured by Indenture Trustee Charging Liens. Notwithstanding any other provisions of the Plan, upon: (a) submission of appropriate documentation to Reorganized Anacomp and the Creditors' Committee regarding fees and expenses incurred by an Old Indenture Trustee in connection with the Chapter 11 Cases through the Effective Date that are secured by an Old Indenture Trustee Charging Lien and (b) the failure of Reorganized Anacomp or the Creditors' Committee to object on the grounds of reasonableness, as determined under the terms of the applicable Old Indenture, to the payment of such fees and expenses within 10 Business Days after receipt of such documentation, such Old Indenture Trustee will be deemed to hold an Allowed Claim for such fees and expenses, which Reorganized Anacomp will pay in Cash within 30 days after the receipt of the documentation regarding the fees and expenses of such Old Indenture Trustee, without further Bankruptcy Court approval.

     De Minimis Distributions. Notwithstanding any provision to the contrary contained in the Plan, no distribution of less than twenty-five dollars ($25) in Cash or less than five (5) shares of New Common Stock or five (5) New Warrants shall be made to any Holder of an Allowed Claim or Allowed Interest, unless such Holder shall have requested such distribution in writing from Reorganized Anacomp before the second anniversary of the Effective Date. Such undistributed amount will be retained by Reorganized Anacomp, and in the case of undistributed New Common Stock, held as treasury shares.

Miscellaneous Provisions

     Executory Contracts and Unexpired Leases. The term "executory contract" is not defined in the Bankruptcy Code. Generally, an "executory contract" is a contract for which substantial performance remains due from both parties; one commonly used definition is that an executory contract is one where the obligations of each party are so far unperformed that the failure of either party to complete performance would constitute a material breach excusing the performance of the other party.

     All executory contracts and unexpired leases of the Debtors shall be assumed by Reorganized Anacomp as of the Effective Date, unless (a) rejected pursuant to an order entered on or prior to the Effective Date, or (b) a motion to reject any such executory contract or unexpired lease is pending before the Bankruptcy Court on the Effective Date, or (c) assumed pursuant to an order entered on or prior to the Effective Date.

     If the rejection of an executory contract or unexpired lease by the Debtors results in damages to the other party or parties to such contract or lease, a Claim for such damages, if not previously evidenced by a filed proof of Claim or barred by a Final Order, shall be forever barred and shall not be enforceable against any of the Debtors or Reorganized Anacomp, or their properties or agents, successors or assigns, unless a proof of Claim relating thereto is filed with the Bankruptcy Court within thirty (30) days after the later of (a) the entry of a Final Order authorizing such rejection and (b) the Confirmation Date, or within such shorter period as may be ordered by the Bankruptcy Court.

     Each executory contract and unexpired lease to be assumed pursuant to the Plan shall be reinstated and rendered unimpaired in accordance with Sections

1124(2) and 365(b)(1) of the Bankruptcy Code. In connection therewith, the Debtors shall cure or provide adequate assurance that they will cure any monetary default (other than of the kind specified in Section 365(b)(2) of the Bankruptcy Code), by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contract or unexpired lease may otherwise agree, compensate, or provide adequate assurance that the Debtors will promptly compensate, parties other than the Debtors to such contract or lease for any actual pecuniary loss to such parties resulting from such default and provide adequate assurance of future performance under such contract or lease. In the event of a dispute regarding: (a) the amount of any cure payments, (b) the ability of Reorganized Anacomp or any of the assignees to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, the cure payments or performance required by Section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

     Indemnification Obligations. Notwithstanding any provision of the Plan to the contrary, all obligations of the Debtors or any Foreign Subsidiary or Domestic Subsidiary to indemnify or hold harmless current or former officers or directors or the Old Indenture Trustees, and all Claims of such officers, directors of any of the Debtors, or the Old Indenture Trustees, under the Bylaws of the Debtors, the Old Indentures or other applicable law, corporate documents or agreements, shall expressly survive confirmation of the Plan and be binding on and enforceable against Reorganized Anacomp irrespective of whether indemnification is owed in connection with an event occurring before, on or after the Petition Date.

     Federal Income Tax Considerations. For a discussion of certain federal income tax consequences of the Plan that should be considered by Holders, see "Certain Federal Income Tax Considerations."

     Risk Factors. For a discussion of certain risk factors concerning the Plan that should be considered by Holders, see "Certain Risk Factors."

     Modification of the Plan. The Company reserves the right to amend or modify the terms of the Plan in accordance with the provisions of Section 1127 of the Bankruptcy Code or to waive certain conditions to the Plan, if and to the extent the Company determines, with the consent of the Creditors' Committee (unless Class 5 shall have rejected the Plan) and the Collateral Agent (unless Class 2 shall have rejected the Plan), that such amendments or modifications are necessary or desirable in order to complete the Restructuring. Under the Bankruptcy Code, such amendments or modifications may be approved by the
Bankruptcy  Court  at  confirmation  without  resolicitation  of  votes  if  the
Bankruptcy Court determines that, after notice as required by the Bankruptcy Code and the Bankruptcy Rules, that the proposed modification does not adversely change the treatment of any Claim or Interest of a Holder who has not accepted the modification in writing. Except for modifications to Section 12.1 ("Releases"), the Company will give Holders of Claims and Interests such notice of such amendments or waivers as may be required by applicable law and will provide notice of all amendments and waivers to counsel to the Creditors' Committee. The Company reserves the right to use acceptances of the Plan to confirm any amendment to Section 12.1 of the Plan. The Company also reserves the right to use acceptance of the Plan to confirm any other amendment of the Plan to the extent permitted by law.

     After the Confirmation Date, the Company may, with the consent of the Creditors' Committee (in the event that Class 5 shall have accepted the Plan), ask the Bankruptcy Court to remedy any defects or omissions or reconcile any inconsistencies in the Plan or the Confirmation Order as may be necessary to carry out the purposes and intent of the Plan, so long as the Holders of Claims and Interests are not adversely affected and prior notice is served in accordance with the Bankruptcy Code and the Bankruptcy Rules.

     Withdrawal of the Plan. The Company reserves the right to revoke and withdraw the Plan at any time prior to confirmation, in which case the Plan will be deemed to be null and void. In such event, nothing contained in the Plan will be deemed to constitute a waiver or release of any claims by or against the Company or any other person or to prejudice in any manner the rights of the Company or any other person or entity in any further proceedings involving the Company or to be deemed to be an admission by the Company of any facts.

                              CERTAIN RISK FACTORS

     In considering whether or not to accept the Plan, Holders of Claims and Interests should carefully consider the following factors, together with all of the other information contained in this Disclosure Statement.

Adverse Affect of Growth of Digital Technologies

     Revenues for Anacomp's micrographics services and products have been adversely affected for each of the past five fiscal years and could in the future be substantially adversely affected by, among other things, the increasing use of digital technology. Micrographics represented 78% of the Company's fiscal 1995 revenues and is expected to remain the Company's primary source of revenues for the foreseeable future. The effect of digital and other technologies on the demand for micrographics depends, in part, on the extent of technological advances and cost decreases in such technologies. The recent trend of technological advances and attendant price declines in digital systems and products is expected to continue. As a result, in certain instances, potential micrographics customers have deferred, and may continue to defer, investments in micrographics systems (including the Company's XFP 2000 system) and the utilization of micrographics data service centers while evaluating the abilities of digital and other technologies.

     The continuing development of local area computer networks and similar systems based on digital technologies has resulted and will continue to result in at least some Anacomp customers changing their use of micrographics from data storage and retrieval to primarily data storage. The Company believes this is at least part of the reason for the declines in the past two fiscal years in sales of the Company's duplicate film, readers and reader/printers. Anacomp's service centers also are producing fewer duplicate microfiche per original for customers, reflecting this use of micrographics primarily for storage. The rapidly changing data storage and management industry also has resulted in intense price competition in certain of the Company's markets, particularly micrographics services. Anacomp's operating income as a percent of revenue (excluding restructuring and special charges) has decreased to 7% in fiscal 1995 from 13.4% in fiscal 1994, 15% in 1993 and 15.9% in 1992.

New Operating Plan

     The Company has developed a New Operating Plan in light of the changes in the Company's business. The Company's ability to meet its obligations in the future is dependent on Reorganized Anacomp achieving a substantial portion of its new Operating Plan. In order for Reorganized Anacomp to meet its obligations under the New Senior Secured Notes, it must achieve a significant portion of its projected gross revenues. The Company believes that it will achieve at least a significant portion of its projected gross revenues even if its business contracts more substantially than projected, but there can be no assurance that Reorganized Anacomp will in fact achieve such results.

Continuing Leverage; Future Refinancings

     While the Restructuring will significantly reduce the Company's debt obligations, the Company will remain leveraged after the Effective Date. The Company had approximately $465 million in indebtedness (including accrued interest, Old Preferred Stock and undeclared Old Preferred Stock dividends but excluding General Unsecured Claims) outstanding as of January 5, 1996. After giving effect to the Plan, the Company's estimated aggregate indebtedness would total approximately $287 million. The Company's management believes that, following the confirmation of the Plan, the Company will have sufficient cash flow from operations to pay interest on all of its outstanding debt as those payments become due. However, the Company's ability to meet its debt service obligations will depend on a number of factors, including its ability to implement the New Operating Plan. See "The New Operating Plan."

Securities Law Considerations

     The Company has not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to any of the Plan Securities that they may be deemed to be offering by virtue of the Company's solicitation of acceptances of the Plan pursuant to this Disclosure Statement. The Company is relying on Section 1145(a) of the Bankruptcy Code ("Section 1145(a)") to exempt from registration under the Securities Act and any applicable state securities laws the offer of any Plan Securities that may be deemed to be made pursuant to the Plan. Generally, Section 1145(a)(1) exempts the offer and sale of securities pursuant to a plan of reorganization from such registration requirements if the following conditions are satisfied: (i) the securities are issued by a debtor (or its affiliate or successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly for cash or property." The Company believes that the Plan Securities issued pursuant to the Plan will satisfy the requirements of Section 1145(a)(1).

     The Plan Securities may be resold by the holders thereof without restriction, except for any such holder that is deemed to be an "underwriter" with respect to the Plan Securities as defined in Section 1145(b)(1) of the Bankruptcy Code. Generally, Section 1145(b)(1) defines an "underwriter" as any person who (i) purchases a claim against, or an interest in, a debtor with a view towards distribution of any security to be received in exchange for such claim or interest, (ii) offers to sell securities issued pursuant to a bankruptcy  plan  for  the  holders  of such  securities,  (iii)  offers  to buy securities issued pursuant to a bankruptcy plan from persons receiving such securities, if the offer to buy is made with a view towards distribution of such securities, or (iv) is an issuer within the meaning of Section 2(11) of the Securities Act. Section 2(11) of the Securities Act provides that the term "issuer" includes all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. Under Rule 405 of Regulation C under the Securities Act, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract or otherwise. Accordingly, an officer or director of a reorganized debtor (or its affiliate or successor) under a plan of reorganization may be deemed to "control" such debtor (and therefore be an underwriter for purposes of Section 1145), particularly if such management position is coupled with the ownership of a significant percentage of a debtor's (or its affiliate's or successor's) voting securities. Any entity that is an "underwriter" but not an "issuer" with respect to an issue of securities is, however, entitled to engage in exempt "ordinary trading transactions" within the meaning of Section 1145(b).

     Holders of such securities who are deemed to be "underwriters" within the meaning of Section 1145(b)(1) of the Bankruptcy Code or who may otherwise be deemed to be "underwriters" of, or to exercise "control" over, the Company within the meaning of Rule 405 of Regulation C under the Securities Act should, assuming all other conditions of Rule 144A are met, be entitled to avail themselves of the safe harbor resale provisions thereof. Rule 144A, promulgated under the Securities Act, provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for resales to certain "qualified institutional buyers" of securities which are "restricted securities" within the meaning of the Securities Act, irrespective of whether the seller of such securities purchased its securities with a view towards reselling such securities under the provisions of Rule 144A. Under Rule 144A, a "qualified institutional buyer" is defined to include, among other Persons (e.g., "dealers" registered as such pursuant to Section 15 of the Exchange Act and "banks" as defined in Section 3(a)(2) of the Securities Act), any entity which purchases securities for its own account or for the account of another qualified institutional buyer and which (in the aggregate) owns and invests on a discretionary basis at least $100 million in the securities of unaffiliated issuers. Subject to certain qualifications, Rule 144A does not exempt the offer or sale of securities which, at the time of their issuance, were securities of the same class of securities then listed on a national securities exchange (registered as such under Section 6 of the Exchange Act) or quoted in a U.S. automated interdealer quotation system (e.g., NASDAQ).

     To the extent that Rule 144A is unavailable, holders may, under certain circumstances, be able to sell their securities pursuant to the more limited safe harbor resale provisions of Rule 144 under the Securities Act. Generally, Rule 144 provides that if certain conditions are met (e.g., two-year holding period with respect to "restricted securities," volume limitations, manner of sale, availability of current information about the issuer, etc.), (a) any person who resells "restricted securities" and (b) any "affiliate" of the issuer of the securities sought to be resold will not be deemed to be an "underwriter" as defined in Section 2(11) of the Securities Act. Under paragraph (k) of Rule 144, the aforementioned conditions to resale will no longer apply to restricted securities sold for the account of a holder who is not an affiliate of the Company at the time of such resale and who has not been such during the three-month period next preceding such resale, so long as a period of at least three years has elapsed since the later of (i) the Effective Date and (ii) the date on which such holder acquired his or its securities from an affiliate of the Company.

     Within 45 days after the Effective Date, or such later date as may be required to prepare the necessary financial statements, the Company, at its expense, will file the Shelf Registration Statement with respect to the New Senior Secured Notes (in the event that Class 2 shall have accepted the Plan), the New Senior Subordinated Notes (in the event that Class 5 shall have accepted the Plan) and the New Common Stock. The Company will use its best efforts to file the Shelf Registration Statement as expeditiously as possible after the Effective Date and to have such Shelf Registration Statement declared effective as soon as practicable after such filing and to keep such Shelf Registration Statement continuously effective until the third anniversary of the effective date thereof, except as otherwise provided in the Registration Rights Agreement. No securities other than the New Senior Secured Notes, the New Senior Subordinated Notes and the New Common Stock shall be included in the Shelf Registration Statement unless the holders of a majority of the outstanding New Common Stock consent to such inclusion. The Company will also, if necessary, supplement or make amendments to the Shelf Registration Statement.

Market for Plan Securities

     There is no existing market for the Plan Securities and there can be no assurance that an active trading market for the Plan Securities will develop. The Plan Securities will not be listed on any exchange. Accordingly, no assurance can be given that a Holder of Plan Securities will be able to sell such Plan Securities in the future or as to the price at which such Plan Securities might trade. The liquidity of the market for such Plan Securities and the prices at which such Plan Securities trade will depend upon the number of Holders thereof, the interest of securities dealers in maintaining a market in such Plan Securities and other factors beyond the Company's control.

Disruption of Operations

     The Chapter 11 Cases could adversely affect the Company's relationships with its employees, customers and suppliers. If such relationships are adversely affected for a material time, the Company's operations could be materially affected. Weakened operating results could adversely affect the Company's ability to consummate the Restructuring.

                      THE SOLICITATIONS; VOTING PROCEDURES

Solicitations of Acceptances of the Plan

     The Company hereby solicits acceptances of the Plan under Chapter 11 of the Bankruptcy Code from Holders of Claims and Interests in Classes 2, 4, 5, 6 and 8.

     Under the Plan, Claims and Interests have been separated into 11 Classes, and each Class has been determined to be either impaired or unimpaired by the Plan's terms. See "Summary of Distributions Under the Plan." A class of Claims or Interests that is unimpaired is deemed to have accepted the Plan under
Section 1126(f) of the Bankruptcy Code and a class of Claims or Interests that does not receive or retain any property under the plan of reorganization is deemed to have rejected the plan of reorganization under Section 1126(g) of the

Bankruptcy Code. Under Section 1126(c)-(d) of the Bankruptcy Code, an impaired class of Claims will be deemed to accept if Holders of at least two-thirds in dollar amount and a majority in number of the Claims who cast timely Ballots vote to accept the Plan, and an impaired class of Interests will be deemed to accept if Holders of at least two-thirds in amount of the Interests who cast timely Ballots vote to accept the Plan. Acceptances of the Plan are being solicited only from Holders who hold Claims or Interests in an impaired class and who are receiving distributions under the Plan. Holders of Class 9 Interests are not being solicited and are therefore deemed to have rejected the Plan. Only those Holders who vote to accept or reject the Plan will be counted for purposes of determining acceptance or rejection of the Plan. Therefore, the Plan could be accepted by any impaired class of Claims with the affirmative vote of significantly less than two-thirds in dollar amount and a majority in number of the total class of Claims, or by any impaired class of Interests with the affirmative vote of significantly less than two-thirds in amount of the total class of Interests.

     IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND BECOMES EFFECTIVE, EACH HOLDER OF A CLAIM OR INTEREST WILL RECEIVE THE CONSIDERATION OFFERED IN THE PLAN WHETHER OR NOT SUCH HOLDER ACCEPTED THE PLAN. MOREOVER, UPON CONFIRMATION, THE PLAN WILL BE BINDING ON ALL HOLDERS OF CLAIMS AGAINST OR INTERESTS IN THE COMPANY REGARDLESS OF WHETHER SUCH HOLDERS VOTED TO ACCEPT THE PLAN.

Voting on the Plan

     This Disclosure Statement and the appropriate Ballot are being distributed to all Holders of Claims and Interests who are entitled to vote on the Plan. There is a separate Ballot designated for each impaired voting class in order to facilitate vote tabulation; however, all Ballots are substantially similar in form and substance and the term "Ballot" is used without intended reference to the Ballot of any specific class of Claims or Interests.

Who May Vote

     Holders of Claims or Interests in the following classes are receiving or retaining property under, and are impaired by, the Plan, are being solicited for their vote, and therefore may vote on the Plan:

      Class 2 Claims under the Old Credit Facilities and Claims of Holders of Old Senior Notes

      Class 4           Claims of Holder of Carlisle Note

      Class 5           Claims of Holders of Old Senior Subordinated Notes

      Class 6           Claims of Holders of Old Subordinated Debentures

      Class 8           Interests of Holders of Old Preferred Stock

     Only Holders of Claims or Interests on the record date for voting are eligible to vote on the Plan. See " -- Beneficial Owners" below. The record date for voting is March 28, 1996 (the "Voting Record Date").

Voting Procedures for Holders of Impaired Claims and Interests on the Record Date for Voting

     If you are a Holder of impaired Claims or Interests on the Voting Record Date, you will receive the Ballot relating to Claims or Interests you hold of record. Registered Holders may include brokerage firms, commercial banks, trust companies or other nominees. If such entities hold Old Securities, but do not hold Old Securities for their own account, they should provide copies of this Disclosure Statement and the appropriate Ballot to their customers and to beneficial owners. For further instructions, see " -- Beneficial Owners of Old Securities" below. Any beneficial owner who has not received a Disclosure Statement or Ballot should contact its brokerage firm or nominee or the Ballot Agent.

     Holders of Impaired Claims and Interests on the Voting Record Date who vote on the Plan should complete and sign the Ballot in accordance with the instructions thereon, being sure to check the appropriate box entitled "Accept the Plan" or "Reject the Plan." Each Holder must vote all Old Securities beneficially owned in a particular class in the same way (i.e., all "accept" or all "reject") even if such Old Securities are owned through more than one broker or bank.

     Ballots must be delivered to the Ballot Agent, at its address set forth on the back cover of this Disclosure Statement. The method of such delivery is at the election and risk of the Holder, except that Ballots sent by facsimile will not be counted for purposes of the voting tabulation. If such delivery is by mail, it is recommended that Holders use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery.

     You may receive multiple copies of this Disclosure Statement, especially if you own Old Securities through more than one broker or bank. If you submit more than one Ballot for a class or issue of Old Securities because you beneficially own such Old Securities through more than one broker or bank, be sure to indicate in Item 3 of the Ballot(s) the names of ALL broker-dealers or other intermediaries who hold Old Securities for you.

Beneficial Owners of Old Securities

     Any Holder holding Old Securities on the Voting Record Date for voting in its own name can vote by completing and signing the enclosed Ballot and returning it directly to the Ballot Agent on or before the Voting Deadline using the enclosed pre-addressed envelope.

     Any Holder holding Old Securities on the Voting Record Date for voting through a Nominee can vote by either (i) completing the beneficial owner Ballot and returning it to the brokerage firm, commercial bank, trust company or other nominee that is the registered Holder of such Holder's Old Securities early enough to permit such registered Holder to transcribe the information from the beneficial owner Ballot onto a Master Ballot and return the Master Ballot to the

Ballot Agent before the Voting Deadline, or (ii) if the Ballot has been executed by the registered Holder, by completing the Ballot and returning it directly to the Ballot Agent by the Voting Deadline.

     By submitting a vote for or against the Plan, you are certifying that you are on the Voting Record Date the Holder of the Old Securities being voted or an authorized signatory for such Holder. Your submission of a Ballot will also constitute a request that you (or in the case of an authorized signatory, the beneficial owner) be treated as the record Holder of such securities for purposes of voting on the Plan.

Brokerage Firms, Banks and Other Nominees

     A nominee which is the registered Holder of an Old Security for a beneficial owner, or is a participant in a securities clearing agency and is authorized to vote in the name of such securities clearing agency pursuant to an omnibus proxy (as described below) and is acting for a beneficial owner, can vote on behalf of such beneficial owner by (i) distributing a copy of this Disclosure Statement and all appropriate Ballots to such beneficial owner, (ii) collecting all such Ballots, (iii) completing a Master Ballot compiling the votes and other information from the Ballots collected, and (iv) transmitting such completed Master Ballot to the Ballot Agent by the Voting Deadline. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlined in the preceding sentence to vote on behalf of such beneficial owner. A nominee which is the registered Holder of an Old Security for one or more beneficial owners also may arrange for such beneficial owners to vote by executing the appropriate Ballot and by distributing a copy of the Disclosure Statement and such executed Ballot to such beneficial owners for voting and returning such Ballot to the Ballot Agent.

Securities Clearing Agency

     The Depository Trust Company, as nominee Holder of certain Old Securities, will execute an omnibus proxy in favor of its respective participants. As a result of the omnibus proxy, each such participant will be authorized to vote the Old Securities owned by it and held in the name of such securities clearing agency.

Voting Deadline and Extensions

     In order to be counted for purposes of voting on the Plan, all of the information requested on the applicable Ballot must be provided. Ballots must be received by the Ballot Agent at its address set forth on the back cover of this Disclosure Statement no later than 4:30 p.m., New York City time, on May 8, 1996, the Voting Deadline, unless extended pursuant to an order of the Bankruptcy Court.

     If the Bankruptcy Court orders the extension of the Voting Deadline, the Company will notify the Ballot Agent of any extension by oral or written notice and will make a public announcement thereof, each not later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Voting Deadline.

Withdrawal or Change of Votes on the Plan

     A Ballot may be withdrawn or a vote changed only with the approval of the Bankruptcy Court.

Ballot Agent

     Logan & Company, Inc. has been appointed as Ballot Agent for the Plan. Questions and requests for assistance in completing and transmitting ballots may be directed to the Ballot Agent. Requests for additional copies of this Disclosure Statement, the Ballots or the Master Ballots should be directed to the Ballot Agent.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain federal income tax consequences of the Restructuring to the Company and its subsidiaries, and to the Holders of the Old Senior Notes, the Old Senior Subordinated Notes, the Old 13.875%
Subordinated Debentures, the Old 9% Subordinated Debentures, the Old Preferred Stock, the Old Common Stock and the Warrants. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations and practice, all as in effect on the date hereof and all of which are subject to change, with possible retroactive effect. Due to the lack of definitive judicial or administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained, and the Company does not intend to seek a ruling from the Internal Revenue Service (the "Service") as to any of such tax consequences and there can be no assurance that the Service will not challenge one or more of the tax consequences of the Restructuring described below.

     The following discussion is limited to Holders that hold Old Securities and Plan Securities (collectively, "Securities") as capital assets and does not address all matters that may be relevant to particular classes of Holders that are subject to special rules under the Code, including, without limitation, financial institutions, securities dealers, broker-dealers, tax-exempt entities, insurance companies, foreign persons, Holders that hold their Securities as part of a "straddle" or a "conversion transaction" (as defined in the Code) and Holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation. Consequently, such Holders may be subject to special rules not discussed below. In addition, the tax treatment of the Holders of the Old Credit Facilities, the Carlisle Note and Employee Options, and employees of the Company who receive as compensation New Common Stock or options to acquire New Common Stock in connection with the Restructuring or post-Restructuring operations of the Company, is not described below.

     THE FEDERAL INCOME TAX CONSEQUENCES OF THE RESTRUCTURING ARE COMPLEX. ALL HOLDERS OF THE OLD SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RESTRUCTURING AND THE OWNERSHIP AND DISPOSITION OF THE PLAN SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE HOLDERS

Federal Income Tax Classification Matters

     Classification of New Senior Secured Notes and New Senior Subordinated Notes as Debt or Equity for Federal Income Tax Purposes

     Whether an instrument constitutes debt or equity for federal income tax purposes is an inherently factual question, and no single characteristic is determinative. The New Senior Secured Notes and the New Senior Subordinated Notes likely will be treated as debt for federal income tax purposes, and the following discussion assumes such treatment. However, there can be no assurance that the Service would not challenge the treatment of the New Senior Secured Notes or the New Senior Subordinated Notes or a portion of them as debt, or that a court would not sustain such a challenge. If it were determined that all or a portion of the New Senior Secured Notes or the New Senior Subordinated Notes constitute equity for federal income tax purposes, then some or all of the (a) original issue discount ("OID") or interest on such debt would not be deductible by the Company and could be taxed as dividend income to the Holder; and (b) payments of principal on such debt could be treated as redemption distributions under Code Section 302, which could result in either capital gain, reduction of basis, or dividend income to the Holders.

Federal Income Tax Consequences of Exchanges Required by the Restructuring

     In General

     The exchanges contemplated by the Restructuring will qualify as a reorganization under Section 368(a)(1)(E) of the Code, except with respect to the exchange of Old 9% Subordinated Debentures for New Common Stock and New Warrants of the Company. Accordingly, if a Holder tenders Old Securities (other than the Old 9% Subordinated Debentures) that qualify as "tax securities" (as defined below) and pursuant to the Plan receives Plan Securities that qualify as "tax securities" and/or New Common Stock, then the Holder generally will not recognize gain or loss on the exchange, except (as described below) to the extent a portion of the Plan Securities received is allocable to accrued interest that the Holder has not previously included in taxable income ("accrued but untaxed interest"). However, the New Warrants will not qualify as tax securities. Accordingly, Holders of Old 13.875% Subordinated Debentures may recognize gain and Holders of Old Common Stock and Old Preferred Stock may recognize gain or loss with respect to the New Warrants received therefor. In addition, the exchange of Old 9% Subordinated Debentures for New Common Stock and New Warrants will not qualify as a reorganization under Section 368(a)(1)(E) of the Code because the Old 9% Subordinated Debentures were issued by Anacomp International, N.V., a wholly-owned subsidiary of the Company. Accordingly,

Holders tendering Old 9% Subordinated Debentures for New Common Stock and New Warrants will generally recognize gain or loss on the exchange.

Classification as a "Security" for Federal Income Tax Purposes

     Whether a debt instrument constitutes a "security" within the meaning of federal income tax law is relevant to determining whether and the extent to which a Holder of such a debt instrument will recognize gain or loss in the Restructuring. For ease of discussion, a debt instrument which so qualifies will be referred to herein as a "tax security." Whether a debt instrument is classified as a tax security depends on an overall evaluation of the nature of the debt instrument at the time it is issued (or subsequently amended), with the term of the debt instrument usually regarded as the most important factor. Under current law, debt instruments with a five-year term or less generally have not qualified as tax securities, whereas debt instruments with a ten-year term or more generally have qualified as tax securities.

     The New Senior Secured Notes will have a term of three and one-half years, subject to a pro rata redemption schedule. The Company believes that it is unlikely that the New Senior Secured Notes will qualify as tax securities. All of the other debt instruments involved in the Restructuring have a stated term of at least six years. The Company believes that it is likely, although not free from doubt, that all the debt instruments (except for the New Senior Secured Notes) involved in the Restructuring will qualify as tax securities.

     The following discussion assumes that the New Senior Secured Notes will not be treated as tax securities, but that all of the other debt instruments involved in the Restructuring will be treated as tax securities. Holders are urged to consult their tax advisors regarding the classification of the debt instruments involved in the Restructuring as tax securities and the resulting tax consequences if the New Senior Secured Notes are treated as tax securities, or if the other debt instruments involved in the Restructuring are not treated as debt securities.

Exchange of Old Senior Notes for New Senior Secured Notes and Cash

     Assuming that either the Old Senior Notes or the New Senior Secured Notes are not treated as tax securities, the exchange of an Old Senior Note for a New Senior Secured Note and cash will constitute a taxable event for federal income tax purposes. The Holder of an Old Senior Note will recognize loss or gain, as applicable, generally equal to the difference between the Holder's tax basis in such Old Senior Note and the sum of the issue price of the New Senior Secured Note and cash received therefor, to the extent such issue price or cash is not allocable to accrued but untaxed interest. See "Accrued But Unpaid Interest," below. The issue price of the New Senior Secured Notes should be equal to their principal amount unless the New Senior Secured Notes are treated as traded on an established market within the 60-day period ending 30 days after the Effective Date, in which case their issue price should be equal to their fair market value. See "Issue Price," below.

     Any such gain or loss recognized by a Holder will be capital gain or loss except to the extent of any accrued market discount which, to the extent of any gain, will generally be treated as ordinary income, as described below under the heading, "Market Discount." Such capital gain or loss will be long-term capital gain or loss if the holding period with respect to the Old Senior Note exceeds one year. To the extent that a portion of a New Senior Secured Note or cash received in exchange for an Old Senior Note is allocable to accrued but untaxed interest, the Holder will recognize ordinary interest income. See "Accrued But Unpaid Interest," below. The Holder's tax basis in the New Senior Secured Note received will be equal to its issue price. The holding period of the New Senior Secured Note received will begin on the day after the Effective Date.

     If either the Old Senior Notes or the New Senior Secured Notes are treated as "traded on an established market" at any time during the 60-day period ending 30 days after the Effective Date, and the principal amount of the New Senior Secured Notes exceeds their issue price by more than a de minimis amount, they will be treated as issued with OID. See "Original Issue Discount," below.

Exchange of Old Senior Subordinated Notes for New Senior Subordinated Notes and New Common Stock

     Assuming that the Old Senior Subordinated Notes and the New Senior Subordinated Notes are treated as tax securities, then a Holder of an Old Senior Subordinated Note that receives a New Senior Subordinated Note and New Common Stock will not recognize any gain or loss, except to the extent that a portion of the New Senior Subordinated Note and New Common Stock received is allocable to accrued but untaxed interest. See "Accrued But Unpaid Interest," below. In general, a Holder's aggregate tax basis in such New Senior Subordinated Note and New Common Stock received (and not allocable to accrued but untaxed interest) will equal the Holder's adjusted tax basis in the Old Senior Subordinated Note surrendered. Such aggregate tax basis will be allocated between the New Senior Subordinated Note and New Common Stock in accordance with their relative fair market values.

     The Company believes that the fair market value of the New Senior Subordinated Notes should be deemed to be equal to their issue price (as described below under "Issue Price"), and that the fair market value of the New Common Stock should be equal to its trading price on the Effective Date. However, if the Old Senior Subordinated Notes are treated as traded on an established market within the 60-day period ending 30 days after the Effective Date and the New Senior Subordinated Notes are not so treated during such period, then the fair market value of the New Senior Subordinated Notes will be equal to the difference between the trading price of the Old Senior Subordinated Notes and the trading price of the New Common Stock. If the Old Senior Subordinated Notes are treated as traded on an established market within the 60-day period ending 30 days after the Effective Date, the Company's determination of the appropriate allocation will be binding on each Holder unless a Holder explicitly discloses any contrary treatment on a statement attached to its timely filed federal income tax return for the taxable year that includes the Effective Date.

     A Holder's holding period in the New Common Stock and the New Senior Subordinated Note received (and not allocable to accrued but untaxed interest) will include its holding period for the Old Senior Subordinated Note surrendered. The Holder's tax basis in that portion of the New Senior

Subordinated Note and New Common Stock received which is allocable to accrued but untaxed interest will be equal to the amount of interest deemed received in the exchange, and the Holder's holding period in such portion of such property will begin on the day after the Effective Date.

     Because the Company may issue additional notes ("Additional Notes") in lieu of paying cash interest on the New Senior Subordinated Notes, a New Senior Subordinated Note received in the exchange will be treated as issued with OID. Accordingly, each Holder thereof will include such OID into income on a constant yield basis over the entire term of such Note, regardless of the timing of cash payments, and such Holder will not recognize income upon the receipt of an Additional Note. See "Original Issue Discount," below. The holding period of an Additional Note received by a Holder will include its holding period for the Old Senior Subordinated Note surrendered in exchange for the New Senior Subordinated Note, except with respect to the portion of each such Additional Note that is allocable to accrued but untaxed interest on the Old Senior Subordinated Notes, for which portion the Holder's holding period will begin on the day after the Effective Date. The portion of each Additional Note that is allocable to accrued but untaxed interest on the Old Senior Subordinated Notes will be proportionate to the portion of each New Senior Subordinated Note that is allocable to accrued but untaxed interest.

Exchange of Old 13.875% Subordinated Debentures for New Common Stock and New Warrants

     Assuming that the Old 13.875% Subordinated Debentures exchanged in the Restructuring are tax securities, a Holder of an Old 13.875% Subordinated Debenture that exchanges such an Old 13.875% Subordinated Debenture for New Common Stock and New Warrants will recognize gain to the extent that a portion of the New Common Stock and New Warrants received is allocable to accrued but untaxed interest. Such gain or loss will be ordinary interest income. See "Accrued But Unpaid Interest," below.

     In addition, a Holder will recognize gain (but not loss) equal to the fair market value of the portion of the New Common Stock and the New Warrants that is not allocable to accrued but untaxed interest less the Holder's tax basis in the Old 13.875% Subordinated Debentures, but not in excess of an amount equal to the fair market value of the portion of the New Warrants received in the Restructuring that is not allocable to accrued but untaxed interest. Such gain will be capital gain and will be long-term capital gain if the holding period with respect to the Old 13.875% Subordinated Debenture exceeds one year, except to the extent of any accrued (but not recognized) market discount, which will be treated as ordinary income, as described below under the heading, "Market Discount."

     In general, a Holder's tax basis in the New Common Stock received (and not allocable to accrued but untaxed interest) will equal the Holder's adjusted tax basis in the Old 13.875% Subordinated Debentures surrendered less the fair market value of the New Warrants received (and not allocable to accrued but untaxed interest), plus any capital gain recognized by the Holder on the exchange. The Holder's holding period in the New Common Stock received (that is not allocable to accrued but untaxed interest) will include its holding period for the Old 13.875% Subordinated Debentures surrendered. The Holder's tax basis in that portion of the New Common Stock which is allocable to accrued but untaxed interest will be equal to the amount of interest deemed received in the exchange, and the Holder's holding period in such portion will begin on the day after the Effective Date.

     The Holder's tax basis in the New Warrants received will be equal to the fair market value of the New Warrants. The Holder's holding period in the New Warrants received will begin on the day following the Effective Date.

Exchange of Old 9% Subordinated Debentures for New Common Stock and New Warrants

     The exchange of an Old 9% Subordinated Debenture for New Common Stock and New Warrants will constitute a taxable event for federal income tax purposes. The Holder of an Old 9% Subordinated Debenture will recognize gain or loss as applicable, equal to the difference between the fair market value of the New Common Stock and New Warrants received therefor that is not allocable to accrued but untaxed interest and the Holder's tax basis in such Old 9% Subordinated Debenture. Any such gain or loss will be capital gain or loss except to the extent of any accrued (but not recognized) market discount which, to the extent of such gain, will be treated as ordinary income, as described below under the heading, "Market Discount." Such capital gain or loss will be long-term capital gain or loss if the holding period with respect to the Old 9% Subordinated Debenture exceeds one year. To the extent that a portion of the New Common Stock and New Warrants received in exchange for an Old 9% Subordinated Debenture is allocable to accrued but untaxed interest, the Holder will recognize ordinary interest income. See "Accrued But Unpaid Interest," below. The Holder's tax basis in the New Common Stock and the New Warrants received will be equal to their fair market value as of the Effective Date. The holding period of the New Common Stock and New Warrants received will begin on the day following the Effective Date.

Exchange of Old Preferred Stock for New Warrants; Exchange of Old Common Stock for New Warrants

     The exchange of Old Preferred Stock or Old Common Stock for New Warrants should be treated as a taxable exchange. Accordingly, Holders of Old Preferred Stock or Old Common Stock should recognize gain or loss equal to the difference between the fair market value as of the Effective Date of the New Warrants received less the Holder's basis in the Old Common Stock or Old Preferred Stock exchanged therefor. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares of Old Common Stock or Old Preferred Stock were held for more than one year. A Holder's basis in the New Warrants received should be equal to their fair market value as of the Effective Date and the Holder's holding period in the New Warrants should begin on the date following the Effective Date.

Cancellation of Old Warrants

     Upon cancellation of the Old Warrants, a Holder will generally recognize a loss equal to the Holder's tax basis in its Old Warrant. Any such loss will generally be a capital loss and will be a long-term capital loss if the Old Warrant was held for more than one year.

Accrued but Unpaid Interest

     The Plan provides that the consideration received by Holders of the Old Senior Notes, the Old Senior Subordinated Notes and the Old Subordinated Debentures is allocated first to the principal amount of such Old Security and will be allocated second, to the extent of consideration received in excess of principal, to any accrued but unpaid interest. It is unclear whether this allocation will be respected for federal income tax purposes. The legislative history to the Bankruptcy Tax Act of 1980 states that both the creditor and the debtor would be bound by such an allocation, and therefore provides some support that the allocation should be respected. However, regulations issued by the Service require, in general, that payments made on a debt instrument be allocated first to accrued but unpaid OID or interest.

Issue Price

     The "issue price" of a debt instrument issued in the Restructuring may be relevant in determining a holder's gain or loss on an exchange, and whether the debt instrument is issued with OID. The issue price of such a debt instrument will depend on whether a substantial amount of the debt instruments, or the property for which the debt instrument is exchanged, is treated as "traded on an established market" at any time during the 60-day period ending 30 days after the Effective Date.

     In general, a debt instrument (or the property exchanged therefor) will be treated as traded on an established market if (a) it is listed on (i) the New York Stock Exchange or certain other qualifying national securities exchanges,
(ii) certain qualifying interdealer quotation systems, (iii) certain qualifying foreign securities exchanges, or (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value, or
(c) price quotations are readily available from dealers, brokers or traders.

     The Old 13.875%  Subordinated  Debentures  are currently  listed on the New
York Stock Exchange. No other debt instrument involved in the Restructuring is listed on a qualifying national or foreign securities exchange. To the best knowledge of the Company, no Old Securities that are debt instruments (other than the Old 13.875% Subordinated Debentures) are or will be listed on a system of general circulation and no price quotations for such Old Securities will otherwise be readily available during the 60-day period ending 30 days after the Effective Date. Thus, the Company believes that none of such Old Securities (other than the Old 13.875% Subordinated Debentures) exchanged for debt instruments issued in the Restructuring should be treated as traded on an established market. However, the New Senior Secured Notes and the New Senior Subordinated Notes will be freely tradable upon issuance. It is unclear whether the New Senior Secured Notes and the New Senior Subordinated Notes will be traded on an established securities market during the 60-day period ending 30 days after the Effective Date.

     If a substantial amount of any debt instrument issued in the Restructuring is traded on an established market (or exchanged for property so traded) within the 60-day period ending 30 days after the Effective Date, then the issue price of the debt instrument issued in the Restructuring will equal its fair market value (or the fair market value of the property so traded). If a substantial amount of any such debt instrument issued in the Restructuring is not so traded (or exchanged for property so traded) within such period, then the issue price of such debt instrument should equal its principal amount.

Original Issue Discount

     In general, a debt instrument is considered for federal income tax purposes to be issued with OID if the "stated redemption price at maturity" of the instrument exceeds the instrument's "issue price" by more than a de minimis amount (0.25 percent of the stated redemption price at maturity multiplied by the number of complete years from the issue date to the maturity date).

     The stated redemption price at maturity of a debt instrument is the aggregate of all payments due to the Holder under such debt instrument at or before its maturity date, other than stated interest that is actually and unconditionally payable in cash or property (other than debt instruments of the issuer) at fixed intervals of one year or less during the entire term of the instrument at certain specified rates ("qualified stated interest"). Under this definition, the New Senior Subordinated Notes will be issued with OID because the Company will pay interest in Additional Notes for the first two interest periods, and therefore no interest payable with respect to them will be treated as qualified stated interest and all such interest will be included in their stated redemption price at maturity. As a result, the stated redemption price of the New Senior Subordinated Notes will exceed their issue price by more than the de minimis amount. All of the interest payable with respect to the New Senior Secured Notes should be treated as qualified stated interest and therefore such debt instruments will be issued with OID only if their principal amount exceeds their issue price by more than the de minimis amount. See "Issue Price," above.

     In general, OID with respect to a debt instrument is includible in income on the constant yield method, based on the original yield to maturity of the debt instrument calculated by reference to its issue price, regardless of the taxpayer's method of accounting and regardless of when interest on the debt instrument is actually paid in cash. Accordingly, the holder of a debt instrument issued with OID may be required to take OID into income prior to the receipt of cash payments with respect to that debt instrument.

     The Company will be required to furnish annually to the Service and to each U.S. Holder information regarding the amount of OID attributable to that year with respect to the New Senior Subordinated Notes (and any other debt instrument that is issued in the Restructuring with OID).

     If a Holder's tax basis as of the Effective Date in the New Senior Subordinated Notes (or in the New Senior Secured Notes, if they are treated as issued with OID as described under "Exchange of Old Senior Notes for New Senior Secured Notes") exceeds their issue price, the debt instrument will be treated as having been acquired with "acquisition premium" and the Holder may reduce its OID accruals with respect to such debt instrument by the proportion of the aggregate amount of OID remaining to be accrued that is represented by the amount of such excess.

     A Holder's adjusted tax basis in a New Security issued with OID will at any time be equal to the sum of its issue price and the amount of previously accrued OID with respect to that New Security, reduced by the sum of all prior payments made under the New Security, except qualified stated interest.

Amortizable Bond Premium

     If the tax basis of an exchanging Holder's New Senior Secured Note or New Senior Subordinated Note exceeds the stated redemption price at maturity of such debt instrument, then such debt instrument will not be treated as issued with OID and such excess may be deductible by the Holder as "amortizable bond premium" under Section 171 of the Code on a constant yield method over the term of such Note, subject to certain limitations. Such deductions are available only if the Holder makes (or has made) a timely election under Section 171 of the Code.

     If the Holder of such a debt instrument makes an election to amortize bond premium, the tax basis of the debt instrument must be reduced by the amount of the aggregate amortization deductions allowable for the bond premium. Any such election to amortize bond premium would apply to all debt instruments held or subsequently acquired by the electing Holder and cannot be revoked without permission from the Service.

Market Discount

     In general, a debt instrument is considered to have been acquired with "market discount" if its holder's adjusted tax basis is less than (i) the sum of all remaining payments to be made on the debt instruments, excluding qualified stated interest or, (ii) in the case of a debt instrument issued with OID, its adjusted issue price by more than a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

     Any gain recognized by a holder on the sale, exchange, redemption or other taxable disposition of a debt instrument acquired with market discount is treated as ordinary income to the extent of the market discount that accrued thereon while it was considered to be held by such holder (unless the holder of the debt instrument elects to include market discount in income as it accrues). In addition, the holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or continued to purchase or carry a debt instrument acquired with market discount. Market discount generally accrues ratably over the term of a debt instrument unless the holder elects to accrue such discount under a constant yield method. To the extent that a debt instrument acquired with market discount is exchanged in a tax-free transaction for other property, any market discount that accrued but was not recognized with respect to the debt instrument is carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption or other disposition of such property is treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged debt instrument.

Disposition of Plan Securities

     Generally, any sale or redemption of a New Senior Secured Note or a New Senior Subordinated Note will result in capital gain or loss equal to the difference between (i) the amount of any cash and the fair market value of any property received in exchange therefor (except to the extent allocable to accrued but untaxed interest) and (ii) such Holder's tax basis in such Plan Securities. However, if such Plan Securities were received by a Holder in exchange for Old Securities that are treated as tax securities with respect to which the Holder had accrued but had not recognized market discount, a portion of the gain on the disposition of such Plan Securities may be treated as ordinary income as described above. With respect to a New Senior Subordinated Note, if a Holder has received Additional Notes in lieu of cash payments of interest on such New Senior Subordinated Note and separately disposes of such New Senior Subordinated Note or Additional Note, the tax basis, and amounts allocable to accrued but untaxed interest, generally will be allocated among the New Senior Subordinated Note and such Additional Notes in proportion to their respective principal amounts.

     In general, any gain or loss recognized on a subsequent sale or exchange of the New Common Stock received in the Restructuring will be capital gain or loss. However, if the Old 13.875% Subordinated Debentures or Old Senior Subordinated Notes are treated as tax securities with respect to which the Holder accrued but had not recognized market discount, a portion of the gain on the disposition of the New Common Stock received in exchange therefor may be treated as ordinary income as described above.

     In general, any gain or loss recognized on a subsequent sale or exchange of the New Warrants received in the Restructuring will be capital gain or loss and such gain or loss will be long-term capital gain or loss if the New Warrant was held for more than one year. If the New Warrants are not exercised and lapse, a Holder generally will recognize a capital loss equal to the Holder's tax basis in the New Warrant, and such loss will be a long-term capital loss if the New Warrant was held for more than one year. However, if the Old 13.875% Debentures are treated as tax securities with respect to which the Holder accrued but had not recognized market discount, a portion of the gain on the sale or exchange of such New Warrants received in exchange therefor (or the Common Stock received upon their exercise) may be treated as ordinary income, as described above under "Market Discount."

     The exercise of the New Warrants will not be a taxable event to the Holder. The Holder's tax basis in the New Common Stock received upon such exercise will be equal to the Holder's tax basis in the New Warrants plus the amount paid by the Holder to exercise the New Warrant.

Backup Withholding

     A noncorporate Holder of Old Securities or Plan Securities may be subject to backup withholding at the rate of 31 percent with respect to "reportable payments," which include payments in respect of dividends, interest or accrued OID, and the proceeds of a sale, exchange or redemption of Old Securities or Plan Securities. The payor will be required to deduct and withhold the prescribed amounts if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor in the manner required, (b) the Service notifies the payor that the TIN furnished by the payee is incorrect, (c) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under Section 3406(a)(1)(C) of the Code, or (d) the payee is notified by the Service that he or she failed to report properly payments of interest and dividends and the Service has notified the Company that he or she is subject to backup withholding.

     Amounts paid as backup withholding do not constitute an additional tax and will be credited against the Holder's federal income tax liabilities, so long as the required information is provided to the Service. The Company will report to the Holders of Old Securities and Plan Securities and to the Service the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on such securities to any noncorporate Holder other than an "exempt recipient."

Adjustments

     The conversion ratio and exercise price of the New Warrants are subject to adjustments under certain circumstances. If such adjustments to the conversion ratio and/or exercise price of the New Warrants are made, Holders of the New Warrants could be treated as having received a constructive distribution under
Section 301 and Section 305(c) of the Code that may be treated as a dividend distributed by the Company and taxable as ordinary income (regardless of whether the Holder ever exercises the New Warrant). In general, a Holder's basis in a New Warrant will include the amount of any such deemed taxable dividend.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY

Cancellation of Indebtedness

     In connection with the Restructuring, the amount of the Company's aggregate outstanding indebtedness will be substantially reduced. A taxpayer generally realizes cancellation of debt ("COD") income for federal income tax purposes equal to the amount of any indebtedness that is discharged or canceled during the taxable year. In the case of an exchange such as that contemplated by the Restructuring, where outstanding indebtedness is canceled in exchange for newly issued indebtedness (such as the New Senior Subordinated Notes) and other property (such as the New Common Stock), the amount of such COD income is, in general, equal to the excess of the adjusted issue price (including accrued but unpaid interest) of the indebtedness satisfied over the sum of the issue price of the new debt instruments and the fair market value of the other property issued therefor. If the discharge is granted by a court in a Chapter 11 proceeding or is pursuant to a plan approved by such court, however, such income is excluded from the taxpayer's taxable income under Code Section 108(a). Consequently, any COD income attributable to the Restructuring will be excluded from the Company's taxable income.

     However, Code Section 108(b) provides, in general, that certain tax attributes of a debtor, including any net operating loss carryforwards, must be reduced by the amount of the debtor's COD income that is excluded under Code
Section 108(a). To the extent that the amount excluded exceeds these tax attributes, the debtor's tax basis in its property is reduced by the amount of such excluded COD income, except that such reduction is limited to the excess of the aggregate tax basis of the property held by the debtor over the aggregate liabilities of the debtor immediately after the transaction.

     As a result of the Restructuring, and assuming an aggregate issue price for each of the debt instruments issued in the Restructuring equal to its aggregate principal amount, the Company estimates that it will realize approximately $80 million of COD income in connection with the Restructuring, which will reduce the net operating loss carryforwards of the Company and its domestic consolidated subsidiaries (the "NOLs") from approximately $218 million to approximately $138 million. However, to the extent Plan Securities are treated as traded on an established market (or exchanged for property that is traded on an established market), their aggregate issue price may be significantly less than their estimated issue price, in which case the Company's realized COD income may be significantly more than $80 million.

Subpart F of Income  Inclusion and Foreign Tax Credits

     Under the controlled foreign corporation provisions of the Code, United States shareholders are required to include currently in income their pro rata share of the dividends, interest, the excess of gains over losses from the sale or exchange of stocks, securities, and commodities interests, and certain other passive and other income received by a controlled foreign corporation ("CFC"), as well as their pro rata share of any increase in the CFC's earnings invested in U.S. property and the CFC's excess passive assets. If the assets of a CFC serve at any time, directly or indirectly, as security for the performance of an obligation of a United States person (as defined in Code section 957(c)), the CFC will be considered a pledgor or guarantor of that obligation and such obligation shall be considered an investment in U.S. property. The pledge of stock of a CFC will be considered as an indirect pledge of the assets of a CFC if (i) at least 66 2/3 percent of the total combined voting power of all classes of stock entitled to vote is pledged, and (ii) such pledge is accompanied by one or more negative covenants or similar restrictions on the shareholder(s) effectively limiting the corporation's discretion with respect to the disposition of assets and the incurrence of liabilities other than in the ordinary course of business.

     At the request of the Holders of the New Senior Secured Notes, the Company is pledging as collateral, for the Company's issuance of the New Senior Secured Notes, 100% of the stock of the Foreign Subsidiaries. This pledge will be accompanied by the appropriate negative covenants and, thus, should be considered as an investment in U.S. property. Consequently, the Company should be required to include in its gross income approximately $20 million, which would be attributable to the Foreign Subsidiaries' investments in U.S. property. As a result of such inclusion, the Company's NOLs would be reduced from $138 million to approximately $118 million.

     Generally, such income would be foreign source income to the Company for purposes of computing its foreign tax credit under Code section 901. However, the Company has an overall foreign loss as defined in Code section 904(f)(2). In general, an overall foreign loss occurs when a taxpayer's foreign source deductions exceed its foreign source income for a taxable year and such excess is used to offset U.S. source taxable income earned by the taxpayer. Because the Company had an overall foreign loss in a prior year, the income (or a portion thereof) recognized by the Company on account of the Foreign Subsidiaries' investment in U.S. property, which generally would be characterized as foreign source income, could be recharacterized as U.S. source income and, thus, may reduce the Company's ability to utilize foreign tax credits.

Limitation of Net Operating Loss Carryforwards Following an Ownership Change

     Section 382 of the Code generally limits a corporation's use of its NOLs (and may limit a corporation's use of certain built-in losses recognized within a five-year period) if the corporation undergoes an "ownership change." Section 383 of the Code applies similar limitations to capital loss carryforwards and tax credits. In general, an ownership change occurs when the percentage of the corporation's stock owned by certain "5 percent shareholders" increases by more than 50 percentage points over the lowest percentage owned at any time during the applicable "testing period" (generally the shorter of (i) the three-year period preceding the testing date or (ii) the period of time since the most recent ownership change of the corporation). A 5 percent shareholder for these purposes includes, very generally, an individual or entity that directly or indirectly (and taking into account certain attribution rules) owns 5 percent or more of the value of the corporation's stock during the relevant period, and may include one or more groups of shareholders that in the aggregate own less than 5 percent of the value of the corporation's stock.

     The Company estimates that it will have NOL carryforwards as of December 31, 1995 of approximately $218 million, although there can be no assurance that the Service will concur in the reporting positions on which the Company's NOL calculations are based. These NOLs are expected to be reduced to approximately $118 million as a result of the COD income and the inclusion of income from the Foreign Subsidiaries realized in the Restructuring.

     As a result of the Restructuring, the Company will undergo an "ownership change" within the meaning of Code Section 382. Consequently, the ability of the Company to use its NOL carryforwards, as well as any losses arising in the taxable period ending on the Effective Date of the Restructuring, will become subject to an annual limitation under Code Section 382 (the "Section 382 limitation").

     In general,  for a  corporation  that  undergoes an ownership  change,  the
Section 382 limitation is equal to the fair market value of the corporation's equity immediately before the ownership change, multiplied by the federal long-term tax exempt rate (5.31 percent for ownership changes occurring in March, 1996). However, the Company intends to determine its Section 382 limitation under the provisions of Section 382(l)(6) of the Code, which applies to any ownership change that occurs pursuant to a plan of reorganization in a bankruptcy proceeding under title 11 of the United States Code to which Code
Section 382(l)(5) is inapplicable. The Company believes that Section 382(l)(5) of the Code is inapplicable to the Restructuring, and in any case will elect to have such Section not apply. Under Section 382(l)(6) of the Code, the fair market value of the Company's equity for purposes of Code Section 382 will include the increase in its value resulting from the cancellation of creditors' claims in the Restructuring (but generally only to the extent of the COD realized by the Company in the Restructuring).

     Taking into account Code Section 382(l)(6), the Company believes that its value for purposes of Section 382 will be approximately $80 million on the Effective Date and therefore, based on a federal tax-exempt rate of 5.31% (which is the rate that is effective for ownership changes occurring in March, 1996), its Section 382 limitation should not be less than approximately $4.2 million annually. No assurances are given, however, as to the Company's actual annual limitation. Unused portions of each year's Section 382 limitation amount may be carried forward to increase the next year's Section 382 limitation amount until a corporation's NOLs expire unused. Based on current earnings projections, the Company believes that a substantial amount of its NOLs may expire unused. However, the Company may authorize the use of other tax planning techniques to utilize a portion of the remaining NOLs before they expire.

         Applicable High Yield Discount Obligations

     In general, OID is not deductible until paid with respect to any debt instrument issued by a corporate debtor which is an "applicable high yield discount obligation" (an "AHYDO"). Under the "AHYDO" rules contained in Sections

163(e) and (i) of the Code, if a corporate debt obligation with a term of more than five years has "significant" OID (as defined in the Code), and has a yield to maturity of 5% or more in excess of the "applicable federal rate" (generally the U.S. Treasury note rate for instruments of similar maturities), interest deductions in respect of OID accruing on such instrument will be deferred until amounts in respect of such OID are paid in cash. Moreover, to the extent the yield to maturity of an AHYDO exceeds the applicable federal rate in effect for the month that includes the Effective Date plus 6 percent, the deduction for a ratable portion of the OID is disallowed (the "Disqualified OID").

     The New Senior Secured Notes will not be AHYDOs and it is not expected that the New Senior Subordinated Notes will be AHYDOs. However, if the New Senior Subordinated Notes are treated as traded on an established securities market within the 60-day period ending 30 days after the Effective Date, it is possible that the New Senior Subordinated Notes could be AHYDOs. Accordingly, in that event, the Company would not be permitted to deduct any OID in respect of the New Senior Subordinated Notes until such OID is paid. In addition, the Company will be denied OID deductions in respect of a ratable portion of the Company's OID equal to any Disqualified OID.

     THE FEDERAL INCOME TAX CONSEQUENCES OF THE RESTRUCTURING ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF THE OLD SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE RESTRUCTURING AND THE OWNERSHIP AND DISPOSITION OF THE PLAN SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

                                     EXPERTS

     The consolidated balance sheets of the Company and its subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995, included herein and in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto appearing herein or therein, and are included herein and therein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports which include an explanatory paragraph with respect to the uncertainties discussed in Note 2 to the financial statements.

                    PRO FORMA UNAUDITED FINANCIAL INFORMATION

     The unaudited Pro Forma Consolidated Statement of Operations for the year ended September 30, 1995, the unaudited Pro Forma Consolidated Statement of Operations for the three months ended December 31, 1995 and the unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1995 have been prepared giving effect to the sale of the Image Conversion Services (ICS) Division and the Consummation of the Plan, including the costs related thereto (collectively, the "Pro Forma Adjustments"), in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). The Company proposes to account for the Restructuring using the principles of fresh start reporting as required by SOP 90-7. Pursuant to such principles, in general, the Company's assets and liabilities will be revalued. The Reorganization Value of the Company plus liabilities excluding debt is the value assigned to total assets. In accordance with 90-7, specific identifiable assets and liabilities will be adjusted to fair market value. Any portion of the Reorganization Value plus liabilities, excluding debt not attributable to specific identifiable assets, will be reported as Reorganization Value in excess of identifiable assets and will be amortized over a three and a half year period. For purposes of the Pro Forma Unaudited Financial Information, the fair value of specific identifiable assets and liabilities other than debt is assumed to be the historical book value of those assets and liabilities. The fair value of long-term debt is based on the negotiated fair values adjusted to present values using discount rates ranging from 11 5/8% to 15%. The difference between the revalued assets and the revalued liabilities will be recorded as stockholders' equity with retained earnings restated to zero. The unaudited pro forma consolidated financial information should be read in conjunction with "SELECTED CONSOLIDATED FINANCIAL DATA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" and the Company's Consolidated Financial Statements and related notes thereto contained elsewhere in this Disclosure Statement. See "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS."

     THE  PRO  FORMA  UNAUDITED  FINANCIAL   INFORMATION   CONTAINED  HEREIN  IS
PRELIMINARY AND SUBJECT TO RECONCILIATION.

     The unaudited Pro Forma Consolidated Statement of Operations for the three months ended December 31, 1995 was prepared as if the Pro Forma Adjustments had occurred on October 1, 1995. The unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1995 was prepared as if the Pro Forma Adjustments had occurred on December 31, 1995.

     The unaudited Pro Forma Consolidated Statement of Operations for the year ended September 30, 1995 was prepared as if the Pro Forma Adjustments had occurred on October 1, 1994.

     Other than the Pro Forma Adjustment to exclude the operating results of the ICS division, no changes in revenues and expenses have been made to reflect the results of any modification to operations that might have been made had the Plan been confirmed on the assumed effective dates of the Confirmation of the Plan for presenting pro forma results. The unaudited pro forma consolidated financial information assumes that (i) Claims under the Old Credit Facilities and Old Senior Notes, principal amount of $119.8 million, are exchanged for New Senior Secured Notes and $2.75 million in cash; (ii) the Old Senior Subordinated Notes, principal amount of $224.9 million plus accrued interest, are exchanged for New Senior Subordinated Notes with a principal amount of $160 million and shares of New Common Stock; (iii) the Old Subordinated Debentures, aggregate principal amount of $33.7 million plus accrued interest, are exchanged for New Common Stock and New Warrants; (iv) the Old Preferred Stock and accrued but unpaid dividends are canceled and Holders thereof receive New Warrants; and (v) the Old Common Stock is canceled and Holders thereof receive New Warrants. The unaudited pro forma consolidated financial information does not purport to be indicative of the results which usually would have been obtained had such transactions in fact been completed as of the date hereof and for the periods presented or that may be obtained in the future.


PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 1995
Anacomp, Inc. and Subsidiaries
                                                               Pro Forma
(Unaudited) (Dollars in thousands)            Historical       Adjustments           Pro Forma
- ----------------------------------            ----------       -----------           ---------
ASSETS
Current assets:
 Cash................................        $27,209                                  $18,459
                                                              (2,750)(i)
                                                              (6,000)(h)
  Receivables, net of reserves........         83,631                                   83,631
  Inventories.........................         46,765                                   46,765
  Prepaid expenses and other..........          6,825                  0                 6,825
                                            ---------          ---------            -----------
Total current assets                          164,430             (8,750)              155,680

Property and equipment (net)..........         38,719                                   38,719

Long term receivables.................         10,039                  0                10,039
Excess of purchase price over
   net assets of businesses acquired                                                         0
   and other intangibles                      157,884           (157,884) (l)
Other assets..........................         27,047            (11,919) (c)           15,128
Reorganization value in excess
  of identifiable assets                            0            265,127  (m)          265,127
                                            ---------         -----------           -----------


                                             $398,119            $86,574              $484,693
                                            =========         ===========           ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
   Current portion of long-term debt..       $376,391          ($342,171) (d)       $   34,200
   Accounts payable...................         49,242                                   49,242
   Accrued compensation, benefits and          14,507                  0                14,507
   withholdings.......................
   Accrued income taxes...............         10,618                  0                10,618
   Accrued interest...................         52,569            (49,436) (d)            3,133
   Other accrued liabilities..........         53,292             (1,547) (f)           51,745
                                            ---------         -----------           -----------
Total current liabilities                     556,599           (393,154)              163,445
                                            ---------         -----------           -----------
Long-term debt, net of current........              0            236,865  (d)          236,865

Other noncurrent liabilities..........          5,448                  0                 5,448
                                            ---------         -----------           -----------
Total noncurrent liabilities                    5,448            236,865               242,313
                                           ----------         -----------           -----------
Redeemable preferred stock............         23,897            (23,897) (f)                0
                                            ---------         -----------           -----------
Stockholders' equity (deficit):
Common stock..........................            463               (463) (g)              100
                                                                     100  (e)

Capital in excess of par value........        183,425             78,835  (e)           78,835
                                                                  25,444  (f)
                                                                     463  (g)
                                                                (317,108) (j)
                                                                     533  (k)
                                                                (157,884) (l)
                                                                 265,127  (m)
Cumulative translation adjustment.....            533               (533) (k)                0

Retained earnings (deficit)...........       (372,246)            (6,000) (h)                0
                                                                 317,108  (j)
                                                                  61,138  (i)
                                          ------------        ------------           ----------
Total Stockholders' equity (deficit)         (187,825)           266,760                78,935
                                          ------------        ------------           ----------
                                             $398,119            $86,574              $484,693
                                          ============        ============           ==========
                       (See accompanying notes to the Pro Forma Consolidated Balance Sheet.)

                         ANACOMP, INC. AND SUBSIDIARIES

                  Notes to Pro Forma Consolidated Balance Sheet
                             as of December 31, 1995
           (unaudited, Dollars in thousands, except per share amounts)

The following notes set forth the explanations and assumptions used in preparing the unaudited Pro Forma Consolidated Balance Sheet. The pro forma adjustments are based on estimates by the Company's management using information currently available.

(a)      Intentionally left blank.

(b)      Intentionally left blank.

(c) For financial reporting purposes, old deferred financing costs of $11,919 applicable to the old debt securities is being written off to the extraordinary gain as discussed in (i).

(d) Represents changes in the current portion of long-term debt and related accrued interest as a result of the confirmation of the Plan. In accordance with SOP 90-7, the Company's liabilities will be recorded at their estimated fair values as of the Effective Date. The fair value of long-term debt is based on the negotiated face values adjusted to present values using discount rates ranging from 11 5/8% to 15%.
         The change in debt consists of the following:

                                                                Current Portion
                                                   Accrued        of Long-Term      Long-Term
                                                  Interest            Debt             Debt             Total
                                               -------------    ----------------   ------------      ----------
Historical                                        $52,569          $376,371          $  --            $428,940
                                                   -------         --------          --------         --------
Old Revolving Loan                                                  (27,913)                           (27,913)
Old Multicurrency Revolving Loan                                    (26,107)                           (26,107)
Old Term Loan                                                       (11,798)                           (11,798)
Old Series B Senior Notes                                           (53,298)                           (53,298)
Old Senior Subordinated Notes                                      (220,506)                          (220,506)
Old 9% Subordinated Debentures                                      (10,479)                           (10,479)
Old 13.875% Subordinated Debentures                                 (21,218)                           (21,218)
Installment Note and other                                           (5,052)            5,052               --
Accrued Interest                                   (48,797)                                            (48,797)
New Senior Secured Notes due 1999                                    34,200            84,916          119,116
New 13% Senior Subordinated Notes due 2002                                            146,258          146,258
  (Face Value $160,000)
Reclassification - See Note (n)                       (639)                               639               --
                                                      -----                               ---               --
     Pro Forma adjustments                         (49,436)        (342,171)          236,865         (154,742)
                                                   --------        ---------          -------         ---------
     Pro Forma balance                              $3,133          $34,200          $236,865         $274,198
                                                   ========        =========        ==========       ==========


     Market values of securities have been estimated solely for the purpose of the foregoing computations. The present values of the Company's installment note and other debt are assumed to be equal to their respective face values. The estimated present value of the Company's other long-term debt obligations (which do not constitute or purport to reflect actual market values) were established by the Company. Based on the foregoing, an adjustment of $13,742 was made to reduce the face value of the new Senior Subordinated Notes to their estimated present value. The adjustment will be amortized into interest expense over the terms of the New Senior Subordinated Notes.

(e) Reflects issuance of 10,000,000 shares of New Common Stock (par value $.01) at an estimated market price of $78,935 under the terms of the Restructuring.

                                                   Capital in Excess
                                     Common Stock    of Par Value        Total
                                     ------------  -----------------     -----

          To Holders of Old Senior
          Subordinated Notes and Old
          Subordinated Debentures        $100            $78,835         $78,935

(f) Reflects the cancellation of Old Preferred Stock at historical carrying value.

          Historical carrying value......................      $23,897
                                                               -------
          Accrued dividends..............................        1,547

          Capital in excess of par value adjustment......
                                                               $25,444
                                                               =======

(g) Reflects the transfer from common stock to capital in excess of par value of $463, resulting from the cancellation of 46,287,660 shares of Old Common Stock.

(h) Reflects certain non-recurring fees and expenses incurred in connection with the Disclosure Statement.

(i) The extraordinary gain, net of taxes, resulting from the Restructuring Fresh Start reporting has been estimated as follows:

         Historical carrying value of old debt securities.........   $376,371
         Historical carrying value of related accrued interests...     49,436
         Write off of old deferred financing costs................    (11,919)
         Market value of securities exchanged for the Old Debt:
           Plan Securities (Face Value $279,755)..................   (266,013)
           New Common Stock (New shares issued 10,000,000)........    (78,935)
           Installment note and other.............................     (5,052)
           Senior Restructuring Premium...........................     (2,750)
                                                                       ------
                                                                       61,138
         Tax provision............................................   ---------
         Extraordinary gain.......................................    $61,138
                                                                     =========

The Company believes that it will not recognize any gain for tax purposes due to any cancellation of indebtedness resulting from the Restructuring. The gain related to cancellation of debt will result in a reduction of the Company's net operating loss carryforwards.

(j) In accordance with SOP 90-7, this adjustment reflects the elimination of the accumulated deficit against capital in excess of par value.

(k) In accordance with SOP 90-7 this adjustment reflects the elimination of deferred translation against capital in excess of par value.

(l) Reflects the write-off of "Excess of Purchase Price Over Net Assets of Businesses Acquired and other intangibles" of $157,884. For fresh start reporting purposes, any portion of the Reorganization Value not attributable to specific identifiable assets will be reported as "Reorganization Value in excess of identifiable assets. " See note (m).

(m) An estimated Reorganization Value of $350,000, which represents the value of the total assets of the Company less liabilities, excluding debt, is being used to implement Fresh Start Reporting. The Reorganization Value in excess of identifiable assets is calculated below.

         Reorganization Value......................................   $350,000
         Plus: Current liabilities excluding debt (Pro Forma)......    129,245
               Noncurrent liabilities excluding debt (Pro Forma)...      5,448
                                                                      ---------
                                                                       484,693
         Less: Current assets (Pro Forma)..........................   (155,680)
               Noncurrent tangible assets (Pro Forma)..............    (63,886)
                                                                      ---------
         Reorganization value in excess of identifiable assets.....   $265,127
                                                                      =========

         Total Stockholders' equity, in accordance with SOP 90-7, does not purport to present the fair market value of the New Common Stock. The reorganization value was estimated by the Company based on the range provided by the Financial Advisor. Based on the valuation analysis described below, the Financial Advisor estimated a range of Reorganization Value of between approximately $300,000 and $400,000. The Company used a Reorganization Value of $350,000.

         The valuation methodologies considered by the Financial Advisor are described below:

         Discounted Cash Flow - The Financial Advisor calculated the present value of the after tax unlevered cash flows of the Company using projections prepared by the Company for fiscal years 1996 through 1999. The Financial Advisor estimated the weighted average cost of capital based on the estimated cost of capital of a group of selected publicly traded companies. The Financial Advisor also estimated a terminal value based on the normalized fiscal 1999 after tax unlevered cash flow, the weighted average cost of capital and estimated rates of decline which was included in the present value calculation of the Company's net operating loss carryforward which was included in the estimated range of the reorganization value. The weighted average cost of capital used in the analysis ranged from 12% to 14.5%.

         Selected Publicly Traded Company Market Multiples - The Financial Advisor reviewed the market multiples of a group of selected publicly traded companies. The Financial Advisor reviewed valuation multiples of revenues, EBITDA, EBIT, net income and book value.

         Selected Acquisition Transaction Multiples - The Financial Advisor reviewed the acquisition multiples of a group of selected acquisition transactions. The Financial Advisor reviewed acquisition multiples of revenues, EBITDA, EBIT and net income.

         The Financial Advisor believes that the discounted cash flow analysis is the most appropriate methodology for valuing the Company. The Financial Advisor reviewed the selected publicly traded company market multiples and selected acquisition transaction multiples and believes they are less appropriate methodologies for valuing the Company due to the lack of directly comparable publicly traded companies or directly comparable acquisition transactions.

         The Company's estimate of its Reorganization Value is based upon a number of assumptions, including the assumptions upon which the projections are based. Many of these assumptions are beyond the Company's control, and there may be material variations between such assumptions and the actual facts. Moreover, such estimates should not be relied upon for, nor is it intended as an estimate of, the market price of the Company's securities at any time in the future. The market price of the Company's securities will fluctuate with changes in interest rates, market conditions, the condition and prospects, financial and otherwise, of the Company and other factors which generally influence the price of securities.

         A Holder of the Old Preferred Stock has asserted that the Company has underestimated its Reorganization Value. In particular, the financial advisor to such Holder has Filed an affidavit in which such advisor asserts, among other things, that: (a) "It is my opinion that the holders of the Senior Subordinated Notes, with the active assistance of Anacomp's management, are attempting to steal the reorganization value that rightfully should be distributed to its Preferred and Common Stockholders. The Senior Subordinated Noteholders and management have done this by placing an egregiously low value of approximately $355 million...on the Debtors" and (b) "there is between $67 million and $256.3 million of value for the Equityholders of Anacomp."

         The Company strongly disputes such contentions.

(n) Represents reclassification of a $639,000 payment from principal to interest, relating to the application of proceeds of the sale of Anacomp's airplane, in accordance with the terms of a consensual agreement between the Company and the Senior Creditors.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 1995
Anacomp, Inc. and Subsidiaries


(Unaudited)(Dollars in thousands, except per                                   Pro Forma
share amounts)                                        Historical              Adjustments              Pro Forma
- --------------                                     -----------------       -----------------       -----------------
Revenues:

  Services provided.........................                 $50,928                 ($1,402) (a)            $49,526
  Equipment and supplies....................                  79,337                    (101) (a)             79,236
                                                   -----------------       ------------------      ------------------
     Total revenues.........................                 130,265                  (1,503)                128,762
                                                   -----------------       ------------------      ------------------
Operating costs and expenses:
     Costs of services provided.............                  27,838                  (1,078) (a)             26,760
     Costs of equipment sold................                  61,761                     (80) (a)             61,681
   Selling, general and administrative......                  24,447                    (332) (a)             40,622

                                                                                       16,507 (h)
                                                   ----------------        ------------------      ------------------
                                                             114,046                   15,017                129,063
                                                   -----------------       ------------------      ------------------
Income (loss) before interest, other income,
   income taxes, and reorganization items                     16,219                  (16,520)                  (301)
                                                   -----------------       ------------------      ------------------
Interest income.............................                     501                     ---                     501
Interest expense and fee amortization.......                 (18,286)                  7,749  (b)            (10,537)
Financial Restructuring Costs...............                  (2,801)                  2,801  (c)                ---
Other Income...............................                    6,620                  (6,200) (a)                420
                                                   -----------------       ------------------      ------------------
                                                             (13,966)                  4,350                  (9,616)
                                                   -----------------       ------------------      ------------------
Income (loss) before reorganization items
   and income taxes.........................                   2,253                 (12,170)                 (9,917)
Reorganization items........................                       0                       0  (d)
Provision (benefit) for income taxes........                   1,200                   -----                   1,200
                                                   -----------------       ------------------      ------------------
Net income (loss)...........................                   1,053                 (12,170) (e)            (11,117))

Preferred stock dividends and discount
   accretion................................                     540                    (540) (g)                  0
                                                   -----------------       ------------------      ------------------
Net income (loss) available to common
Stockholders per share......................                    $513                $(11,630)               $(11,117)
                                                   =================       ==================      ==================

Net income (loss) available to
   common Stockholders per share............                                                                  $(1.11)
                                                                                                   =================


Weighted average common shares outstanding..                                                               10,000,000  (f)
                                                                                                   ==================


 (See accompanying notes to the Pro Forma Consolidated Statement of Operations.)

                         ANACOMP, INC. AND SUBSIDIARIES
             Notes to Pro Forma Consolidated Statement of Operations
                  For the three months ended December 31, 1995
                        (unaudited, dollars in thousands)

The following notes set forth the explanations and assumptions used in preparing the unaudited Pro Forma Consolidated Statement of Operations. The pro forma adjustments are based on estimates by the Company's management using information currently available.

(a) The Company sold its ICS division during the three-month period ended December 31, 1995 at a net gain to the Company of $6,200. The pro forma adjustments represent the exclusion of the division's operating activities, revenues and expenses, and the one-time gain during the period.

(b) Net reduction of interest expense as a result of the Restructuring has been estimated as follows:

     Interest expense on new debt:
       New Senior Secured Notes (Face Value $119,755)...........   $3,480*
       New 13% Senior Subordinated Notes (Face Value $160,000)..    5,200
       Interest on other debt and trade credit arrangements.....    1,284
       Interest accretion of new debt discount..................      573
                                                                 --------
          Subtotal..............................................   10,537

       Reversal of actual interest expense during the
          three month period ended December 31, 1995............  (18,286)
                                                                 ---------
       Pro forma adjustment.....................................   $7,749
                                                                 =========
     * Computed based on an interest rate of 11 5/8%.

     In accordance with SOP 90-7, all debt obligations have been adjusted to estimated fair value. The debt premium/discount is being amortized over the term of the applicable debt obligation.

(c) Represents $2,801 of costs incurred during the three month period ended December 31, 1995 related to the Restructuring which is being excluded from the pro forma results for the period.

(d) Reorganization fees directly attributable to the Restructuring totaling $6,000 have been excluded from pro forma operating results for the period ended December 31, 1995.

(e) The Restructuring adjustments shown on the unaudited Pro Forma Consolidated Statement of Operations excluded the extraordinary gain to be recognized in connection with the Plan and fresh start reporting required by SOP 90-07. The extraordinary gain, net of taxes, resulting from the Restructuring has been estimated as follows:

     Historical carrying value of Old Securities..............     $376,371
     Historical carrying value of related accrued interests...       49,436
     Write off of old deferred financing costs................      (11,919)
     Market value of securities exchanged for the old debt:
       Plan Securities (Face Value $279,755)..................     (266,013)
       New Common Stock (10,000,000 shares)...................      (78,935)
    Installment note and other................................       (5,052)
    Senior Restructuring Premium..............................       (2,750)
                                                                --------------
                                                                     61,138
    Tax provision.............................................         --
    Extraordinary gain........................................      $61,138
                                                                ==============

     The Company believes that it will not recognize a tax provision due to any cancellation of indebtedness resulting from the Restructuring. The gain related to cancellation of debt will result in a reduction of the Company's net operating loss carryforwards.

     Market values of securities have been estimated solely for the purpose of estimating the extraordinary gain detailed above. These estimates should not be relied upon for, nor are they intended as estimates of the market prices of the Company's securities at any time in the future. The market prices of the Company's securities will fluctuate with changes in interest rates, market conditions, the condition and prospects, financial and otherwise, of the Company and other factors which generally influence the price of securities. For purposes of the Pro Forma Unaudited Financial Information, the New Warrants are assumed to have no value.

(f) Pro forma loss per common share is computed based upon 10,000,000 average shares of New Common Stock assumed to be outstanding during the three months ended December 31, 1995 as if the Confirmation of the Plan had occurred on October 1, 1995.

(g)  Reflects  elimination  of  preferred  dividend  requirement  based  on  the
     cancellation   of  the  Old   Preferred   Stock  under  the  terms  of  the
     Restructuring.

(h) In accordance with SOP 90-7, the excess Reorganization Value plus liabilities, excluding debt, over amounts allocated to the fair value of identifiable assets (which is assumed to be the historical book value of those assets) has been reflected on the unaudited Pro Forma Consolidated Balance Sheet as an intangible asset. The adjustment shown on the unaudited Pro Forma Consolidated Statement of Operations reflects the amortization of the intangible asset over a three and half year period.

                                              Amortization         Quarterly
                                Amount           Period           Amortization
                              ----------      ------------        ------------
New Intangible Assets.......   $265,127         3.5 Years           $18,938

Historical Intangible
  Assets Amortization.......                                         2,431
                                                                ---------------
                                                                    $16,507
                                                                ===============



PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 1995
Anacomp, Inc. and Subsidiaries


(Unaudited)(Dollars in thousands, except per                                   Pro Forma
share amounts)                                        Historical              Adjustments              Pro Forma
Revenues:
  Services provided.........................                $219,881                ($20,357) (a)           $199,524
  Equipment and supplies....................                 371,308                  (1,164) (a)            370,144
                                                   -----------------       ------------------      -----------------
     Total revenues.........................                 591,189                  (21,521)               569,668
                                                   -----------------       ------------------      -----------------
Operating costs and expenses:
     Costs of services provided.............                 161,211                 (17,585) (a)            143,626
     Costs of equipment sold................                 279,456                    (737) (a)            278,719
   Selling, general and administrative......                 109,127                  (1,691) (a)            173,305
                                                                                      65,869  (h)
   Special and restructuring charges........                 169,584                                         169,584
                                                   -----------------       ------------------      -----------------
                                                             719,378                  45,856                 765,234
                                                   -----------------       ------------------      -----------------

Income (loss) before interest, other income,
   income taxes, and reorganization items                   (128,189)                (67,377)               (195,566)
                                                   -----------------       ------------------      -----------------

Interest income.............................                   2,000                                           2,000
Interest expense and fee amortization.......                 (70,938)                 29,906  (b)            (41,032)
Other expenses..............................                  (6,199)                  5,987  (c)               (212)
                                                   -----------------       ------------------      -----------------
                                                             (75,137)                 35,893                 (39,244)
                                                   -----------------       ------------------      ------------------

Income (loss) before reorganization items
   and income taxes.........................                (203,326)                (31,484)               (234,810)
Reorganization items........................                       0                       0  (d)
Provision (benefit) for income taxes........                  35,000                                          35,000
                                                   -----------------       ------------------      -----------------

Net income (loss)...........................                (238,326)                (31,484) (e)           (269,810)

Preferred stock dividends and discount
   accretion................................                   2,158                  (2,158) (g)                  0
                                                   -----------------       ------------------      -----------------

Net income (loss) available to common
Stockholders per share......................               ($240,484)               ($29,326)              ($269,810)
                                                   =================       ==================      ==================
Net income (loss) available to
   common Stockholders per share............                                                                 ($26.98)
                                                                                                   ==================

Weighted average common shares outstanding..                                                               10,000,000  (f)
                                                                                                   ==================
                  (See accompanying notes to the Pro Forma Consolidated Statement of Operations.)

                         ANACOMP, INC. AND SUBSIDIARIES
             Notes to Pro Forma Consolidated Statement of Operations
                      For the year ended September 30, 1995
                        (unaudited, Dollars in thousands)

The following notes set forth the explanations and assumptions used in preparing the unaudited Pro Forma Consolidated Statement of Operations. The pro forma adjustments are based on estimates by the Company's management using information currently available.

(a) The Company sold its ICS division subsequent to September 30, 1995 at a net gain to the Company of $6,200. The pro forma adjustments represent the exclusion of the division's operating activities, revenues and expenses during the year ended September 30, 1995.

(b) Net reduction of interest expense as a result of the Restructuring has been estimated as follows:

     Interest expense on new debt:
       New Senior Secured Notes (Face Value $120,027)............   $13,953*
       New 13% Senior Subordinated Notes (Face Value $160,000)...    20,800
       Interest on other debt and trade credit arrangements......     3,989
       Interest accretion of new debt discount...................     2,290
                                                                   ---------
         Subtotal................................................    41,032

       Reversal of actual interest expense during the
         period ended September 30, 1995.........................   (70,938)
                                                                   ---------
       Pro forma adjustment......................................   $29,906
                                                                   =========
     * Computed based on an interest rate of 11 5/8%.

     In accordance with SOP 90-7, all debt obligations have been adjusted to estimated fair value. The debt premium/discount is being amortized over the term of the applicable debt obligation.

(c) Represents $5,987 of costs incurred during fiscal 1995 related to the Restructuring which is being excluded from the pro forma results for the period ended September 30, 1995.

(d) Reorganization fees directly attributable to the Restructuring totaling $6,000 have been excluded from pro forma operating results for the period ended September 30, 1995.

(e) The Restructuring adjustments shown on the unaudited Pro Forma Consolidated Statement of Operations excluded the extraordinary gain to be recognized in connection with the Plan and fresh start reporting required by SOP 90-07. The extraordinary gain, net of taxes, resulting from the Restructuring has been estimated as follows:

     Historical carrying value of Old Securities..............   $389,900
     Historical carrying value of related accrued interests...     37,550
     Write off of old deferred financing costs................    (12,721)
     Market value of securities exchanged for the old debt:
       Plan Securities (Face Value $280,027)..................   (266,285)
       New Common Stock (10,000,000 shares)...................    (77,818)
     Installment note and other...............................     (5,897)
     Cash used to reduce debt:
       Proceeds from the sale of ICS division.................    (12,700)
     Senior Restructuring Premium.............................    ( 2,750)
                                                               --------------
                                                                   49,279
     Tax provision............................................       --
                                                               --------------
     Extraordinary gain.......................................    $49,279
                                                               ==============


     The Company believes that it will not recognize any gain for tax purposes due to any cancellation of indebtedness resulting from the Restructuring. The gain related to cancellation of debt will result in a reduction of the Company's net operating loss carryforwards.

     Market values of securities have been estimated solely for the purpose of estimating the extraordinary gain detailed above. These estimates should not be relied upon for, nor are they intended as estimates of, the market prices of the Company's securities at any time in the future. The market prices of the Company's securities will fluctuate with changes in interest rates, market conditions, the condition and prospects, financial and otherwise, of the Company and other factors which generally influence the price of securities. For purposes of the Pro Forma Unaudited Financial Information, the New Warrants are assumed to have no value.

(f) Pro forma loss per common share is computed based upon 10,000,000 average shares of New Common Stock assumed to be outstanding during the year ended September 30, 1995 as if the Confirmation of the Plan had occurred on October 1, 1994.

(g)  Reflects  elimination  of  preferred  dividend  requirement  based  on  the
     cancellation   of  the  Old   Preferred   Stock  under  the  terms  of  the
     Restructuring.

(h) In accordance with SOP 90-7, the excess Reorganization Value plus liabilities, excluding debt, over amounts allocated to the fair value of identifiable assets (which is assumed to be the historical book value of those assets) has been reflected on the unaudited Pro Forma Consolidated Balance Sheet as an intangible asset. The adjustment shown on the unaudited Pro Forma Consolidated Statement of Operations reflects the amortization of the intangible asset over a three and a half year period.

                                             Amortization           Annual
                                Amount          Period           Amortization

New Intangible Assets.......   $273,474       3.5 Years            $78,135

Historical Intangible
  Assets Amortization......                                         12,266
                                                                -------------
                                                                   $65,869
                                                                =============

                          RECOMMENDATION AND CONCLUSION

         For all of the reasons set forth in this Disclosure Statement, the Debtors believe that the Confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, the Debtors urge all Holders of Claims and Interests solicited hereby to vote to ACCEPT the Plan, and to duly complete their Ballots and/or Master Ballots such that they will be ACTUALLY RECEIVED on or before 4:30 p.m., New York City Time, on May 8, 1996.

         Dated:  March 28, 1996

                                   Respectfully submitted,


                                   ANACOMP, INC.
                                   (for itself and on behalf of
                                    each of its Subsidiary Debtors)



                                   By:   /s/ P. Lang Lowrey
                                         Name:  P. LANG LOWREY
                                         Title: PRESIDENT AND CHIEF EXECUTIVE
                                                OFFICER

                                   COUNSEL:

                                   BARRY J. DICHTER
                                   CADWALADER, WICKERSHAM & TAFT
                                   100 MAIDEN LANE
                                   NEW YORK, NEW YORK 10038
                                   (212) 504-6000

                                   LAURA DAVIS JONES
                                   YOUNG, CONAWAY, STARGATT & TAYLOR
                                   11TH FLOOR
                                   RODNEY SQUARE NORTH
                                   P.O. BOX 391
                                   WILMINGTON, DELAWARE 19899
                                   (302) 571-6642

                                   ATTORNEYS FOR DEBTORS AND
                                   DEBTORS-IN-POSSESSION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page

Unaudited Financial Statements

   Condensed Consolidated Balance Sheets (Unaudited) -- December 31, 1995
       and September 30, 1995.............................................. F-2

   Condensed Consolidated Statements of Operations -- December 31, 1995
       and September 30, 1995.............................................. F-3

   Condensed Consolidated Statements of Cash Flows -- December 31, 1995
       and September 30, 1995.............................................. F-4

   Condensed Consolidated Statements of Stockholders' Equity -- Three Months
       Ended December 31, 1995 and 1994..................................... F-5

   Notes to Condensed Consolidated Financial Statements (Unaudited)......... F-6

Audited Financial Statements

   Report of Independent Public Accountants................................ F-11

   Consolidated Balance Sheets-- September 30, 1995 and 1994............... F-12

   Consolidated Statements of Operations -- Years Ended September 30, 1995, 1994
       and 1993............................................................ F-13

   Consolidated Statements of Cash Flows -- Years Ended September 30, 1995, 1994
       and 1993............................................................ F-14

   Consolidated Statements of Stockholders' Equity (Deficit) -- Years Ended
       September 30, 1995, 1994, 1993 and 1992............................. F-16

   Notes to Consolidated Financial Statements.............................. F-17

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
Anacomp, Inc. and Subsidiaries (Debtor-in-Possession,
Effective January 5, 1996. See Note 3.)

- ------------------------------------------------------ ----------------- -----------------
(Dollars in thousands,
except per share amounts)                               Dec. 31, 1995     Sept. 30, 1995
- ------------------------------------------------------ ----------------- -----------------

ASSETS
Current assets:
     Cash and cash equivalents                            $ 27,209          $ 19,415
     Accounts and notes receivable, less allowances
     for doubtful accounts of
     $7,331 and $7,367, respectively                        78,102            90,091
     Current portion of long-term receivables                5,529             6,386
     Inventories                                            46,765            53,995
     Prepaid expenses and other                              6,825             5,306
                                                           -------           -------
 Total current assets                                      164,430           175,193
                                                           -------           -------
Property and equipment, at cost less accumulated
     depreciation and amortization
                                                            38,719            44,983
Long-term receivables, net of current portion               10,039            12,322
Excess of purchase price over net assets of businesses
     acquired and other intangibles, net                   157,884           160,315
Other assets                                                27,047            28,216
                                                          --------           -------
                                                          $398,119          $421,029
                                                          ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Current portion of long-term debt                    $376,371          $389,900
     Accounts payable                                       49,242            57,368
     Accrued compensation, benefits and withholdings        14,507            20,891
     Accrued income taxes                                   10,618             9,365
     Accrued interest                                       52,569            40,746
     Other accrued liabilities                              53,292            60,587
                                                           -------           -------
Total current liabilities                                  556,599           578,857
                                                           -------           -------
Noncurrent liabilities                                       5,448             5,841
                                                           -------           -------
Redeemable preferred stock, $.01 par value, 500,000
     issued,  485,750 and 500,000 outstanding,
     respectively (aggregate preference value of
     $24,288 and $25,000, respectively)                     23,897            24,574
                                                           -------           -------

Stockholders' equity (deficit):
     Common stock, $.01 par value, authorized
     100,000,000 shares, 46,287,660
     and 46,187,625 issued, respectively                       463               462
     Capital in excess of par value                        183,425           182,725
     Cumulative translation adjustment                         533             1,329
     Accumulated deficit                                  (372,246)         (372,759)
                                                          ---------         ---------
Total stockholders' equity (deficit)                      (187,825)         (188,243)
                                                          ---------         ---------
                                                           $398,119          $421,029
                                                          ==========        =========


                  See notes to condensed consolidated financial statements.
================================================================================

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
Anacomp, Inc. and Subsidiaries (Debtor-in-Possession,
Effective January 5, 1996. See Note 3.)

- --------------------------------------------------- -----------------------------------
(Dollars in thousands,
except per share amounts)                                   Three months ended
                                                    -----------------------------------
                                                     Dec. 31, 1995     Dec. 31, 1994
- --------------------------------------------------- ----------------- -----------------
Revenues:
    Services provided                                    $50,928           $54,880
    Equipment and supply sales                            79,337            96,932
                                                         -------           -------
                                                         130,265           151,812
Operating costs and expenses:
Costs of services provided                                27,838            29,437
Costs of equipment and supplies sold                      61,761            73,022
Selling, general and administrative expenses              24,447            31,460
                                                         -------           -------
                                                         114,046           133,919
                                                         -------           -------
Income from operations before interest, other income,
     financial restructuring costs, and income taxes      16,219            17,893
                                                         -------           -------
Interest income                                              501               475
Interest expense and fee amortization                    (18,286)          (17,949)
Financial restructuring costs (see Note 4)                (2,801)               --
Other income (see Note 5)                                  6,620               162
                                                          -------           -------
                                                         (13,966)          (17,312)
                                                          -------           -------

Income before income taxes                                 2,253               581
Provision for income taxes                                 1,200               300
                                                          -------           -------
Net income                                                 1,053               281

Preferred stock dividends and discount accretion             540               540
                                                          -------           -------
Net income (loss) available to common stockholders          $513             $(259)
                                                          =======           =======

Earnings (loss) per common and common equivalent share:

Net income (loss) available to common stockholders           $.01            $(.01)
                                                          =======           =======

            See notes to condensed consolidated financial statements.
================================================================================

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
Anacomp, Inc. and Subsidiaries (Debtor-in-Possession,
Effective January 5, 1996. See Note 3.)

- ----------------------------------------------------- -----------------------------------
                                                             Three months ended
                                                     -----------------------------------
(Dollars in thousands)                                  Dec. 31, 1995     Dec. 31, 1994
- ----------------------------------------------------- ----------------- -----------------

Cash flows from operating activities:
     Net income                                            $1,053              $281
     Adjustments to reconcile net income to net
     cash provided by (used in)
         operating activities:
         Depreciation and amortization                      8,017            11,515
         Loss on disposition of other assets                   56                72
         Gain on sale of ICS division                      (6,202)               --
         Change in assets and liabilities, net of
            acquisitions:
              Decrease (increase) in accounts and
                long-term receivables                      10,868              (912)
              Decrease (increase) in inventories and
                prepaid expenses                            5,057            (5,294)
              Increase in other assets                       (810)           (3,588)
              Decrease in accounts payable and accrued
                expenses                                   (8,727)           (9,828)
              Decrease in other noncurrent liabilities        (70)             (906)
                                                           -------          --------
                Net cash provided by (used in) operating
                  activities                                9,242            (8,660)
                                                           -------          --------

Cash flows from investing activities:
     Proceeds from sale of ICS division                    13,554                --
     Proceeds from sale of other assets                        --            14,519
     Purchases of property, plant and equipment            (1,161)           (3,236)
     Payments to acquire companies and customer rights         --              (542)
                                                           -------          --------

         Net cash provided by investing activities         12,393            10,741
                                                           -------          --------

Cash flows from financing activities:
     Proceeds from issuance of common stock                                                 --               238
     Proceeds from revolving line of credit
       and long-term borrowings                                --            20,000
     Principal payments on long-term debt                 (13,705)          (36,209)
     Preferred dividends paid                                  --              (516)
                                                           -------          --------
         Net cash used in financing activities            (13,705)          (16,487)
                                                           -------          --------

Effect of exchange rate changes on cash                      (136)             (128)
                                                           -------          --------
Increase (decrease) in cash and cash equivalents            7,794           (14,534)

Cash and cash equivalents at beginning of period           19,415            19,871
                                                           -------          --------

Cash and cash equivalents at end of period             $   27,209        $    5,337
                                                       ==========        ==========

Supplemental disclosures of cash flow
  information
     Cash paid during the period for:
     Interest                                          $    3,486        $   22,294
     Income taxes                                      $      606        $    2,508

            See notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Unaudited)
Anacomp, Inc. and Subsidiaries (Debtor-in-Possession,
Effective January 5, 1996.  See Note 3.)



THREE MONTHS ENDED DECEMBER 31, 1995

- ------------------------------------------- -------------- -------------- ------------- -------------- --------------
                                                            Capital in     Cumulative     Retained
                                            Common Stock     excess of    Translation     earnings
(Dollars in thousands)                                       par value     Adjustment     (deficit)        Total
- ------------------------------------------- -------------- -------------- ------------- -------------- --------------

BALANCE AT SEPTEMBER 30, 1995                    $ 462      $ 182,725        $ 1,329      $(372,759)    $(188,243)
Preferred stock conversion                           1            700             --              --          701
Preferred stock dividends                           --             --             --           (516)         (516)
Accretion of redeemable preferred stock
   discount                                         --             --             --            (24)          (24)
Translation adjustments for period                  --             --           (796)             --         (796)
Net income for the period                           --             --             --           1,053        1,053
BALANCE AT DECEMBER 31, 1995                     $ 463      $ 183,425        $   533      $(372,246)    $(187,825)
- ------------------------------------------- -------------- -------------- ------------- -------------- --------------



THREE MONTHS ENDED DECEMBER 31, 1994


- ------------------------------------------- -------------- -------------- ------------- -------------- --------------
                                                            Capital in     Cumulative     Retained
                                            Common Stock     excess of    Translation     earnings
(Dollars in thousands)                                       par value     Adjustment     (deficit)        Total
- ------------------------------------------- -------------- -------------- ------------- -------------- --------------

BALANCE AT SEPTEMBER 30, 1994                    $ 457       $181,843       $   (269)    $(132,275)      $ 49,756
Exercise of stock options                           --             14             --            --             14
Shares issued for purchases under the
   Employee Stock Purchase Plan                      1            223             --            --            224
Preferred stock dividends                           --             --             --          (516)          (516)
Accretion of redeemable preferred stock
   discount                                         --             --             --           (24)           (24)
Translation adjustments for period                  --             --           (972)           --           (972)
Graham Stock Issuances                               1            143             --            --            144
Net income for the period                           --             --             --           281            281
BALANCE AT DECEMBER 31, 1994                     $ 459       $182,223       $ (1,241)    $(132,534)      $ 48,907
- ------------------------------------------- -------------- -------------- ------------- -------------- --------------

            See notes to condensed consolidated financial statements

     NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) Anacomp, Inc. and Subsidiaries (Debtor-in-Possession, Effective January 5, 1996. See Note 3)

NOTE 1.  ADJUSTMENTS:

     The condensed consolidated financial statements included herein have been prepared by Anacomp, Inc. ("Anacomp" or the "Company") and its wholly-owned subsidiaries without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations; however, the Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements included herein should be read in conjunction with the financial statements and the notes thereto included in the Company's Report on Form 10-K as of September 30, 1995.

     In the opinion of management, the accompanying interim financial statements contain all material adjustments necessary to present fairly the consolidated financial condition, results of operations, and changes in financial position and stockholders' equity of Anacomp and its subsidiaries for interim periods. Certain amounts in the prior interim consolidated financial statements have been reclassified to conform to the current period presentation.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation

     The condensed  consolidated  financial  statements  include the accounts of
Anacomp,   Inc.  and  its  wholly-owned   subsidiaries.   Material  intercompany
transactions have been eliminated.

Foreign Currency Translation

     Substantially all assets and liabilities of Anacomp's international operations are translated at the period-end exchange rates; income and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are included in net income.

Segment Reporting

     Anacomp operates in a single business segment -- providing equipment, supplies and services for information management, including storage, processing and retrieval.

Significant Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Other Intangibles

     Other intangibles, net of accumulated amortization, of $20.4 million represent the purchase of the rights to provide microfilm or maintenance services to certain customers and are being amortized on a straight-line basis over 10 years. These unamortized costs are evaluated for impairment each period by determining their net realizable value.

Research and Development

     The costs associated with research and development programs are expensed as incurred.

     Deferred software costs are the capitalized costs of software products to be sold with COM systems in future periods. The unamortized costs are evaluated for impairment each period by determining their net realizable value. Such costs are amortized over the greater of the estimated units of sale or under the straight-line method not to exceed five years. Unamortized deferred software costs remaining as of December 31, 1995 total $5.7 million and are included in "Other Assets" on the accompanying Condensed Consolidated Balance Sheets.

Income Taxes

     Beginning in 1995, Anacomp's practice is to repatriate the income of its foreign subsidiaries as it is earned. Accordingly, deferred tax is recorded on foreign income as it is earned.

Consolidated Statements of Cash Flows

     Anacomp considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. These temporary investments, primarily repurchase agreements and other overnight investments, are recorded at cost, which approximates market.

Revenue Recognition

     Revenues from sales of products and services or from lease of equipment under sales-type leases are recorded based on shipment of products or performance of services. Under sales-type leases, the present value of all payments due under the lease contracts is recorded as revenue, cost of sales is charged with the book value of the equipment plus installation costs, and future interest income is deferred and recognized over the lease term. Revenue from maintenance contracts is recognized in earnings on a pro rata basis over the period of the agreements.

Inventories

     Inventories are stated at the lower of cost or market, cost being determined by methods approximating the first-in, first-out basis.

The cost of the inventories is distributed as follows:

- ----------------------------------- --------------------- ----------------------
(Dollars in thousands)                  Dec. 31, 1995         Sept. 30, 1995
- --------------------------------------------------------- ----------------------
Finished goods                             $ 36,025              $ 38,702
Work in process                               4,262                 4,955
Raw materials and supplies                    6,478                10,338
                                           $ 46,765              $ 53,995
- --------------------------------------------------------- ----------------------

Debt Issuance Costs
================================================================================

     The Company capitalizes all costs related to its issuance of debt and amortizes those costs using the effective interest method over the life of the related debt instruments. Remaining debt issuance costs of $11.9 million at December 31, 1995 are included in "Other Assets" in the accompanying Condensed Consolidated Balance Sheets. During the three months ended December 31, 1995, the Company amortized $800,000 of debt issuance costs which are included in "Interest Expense and Fee Amortization" in the accompanying Condensed Consolidated Statement of Operations.

Property and Equipment

     Property and equipment are carried at cost. Depreciation and amortization of property and equipment are generally provided under the straight-line method for financial reporting purposes over the shorter of the estimated useful lives or the lease terms. Tooling costs are amortized over the total estimated units of production, not to exceed three years.

Goodwill

     Excess of purchase price over net assets of businesses acquired ("goodwill") is amortized on the straight-line method over the estimated periods of future demand for the product acquired. Goodwill related to magnetics products, net of accumulated amortization, of $5.3 million is being amortized over 15 years. Goodwill, net of accumulated amortization, of $132.2 million is related to the micrographics business which includes supplies, COM systems, micrographics services and maintenance services and is primarily being amortized over 40 years. When factors indicate that goodwill should be evaluated for impairment, Anacomp historically has evaluated goodwill based on comparing the unamortized balance of goodwill to undiscounted operating income over the remaining goodwill amortization period. Effective June 30, 1995, Anacomp elected to modify its method of measuring goodwill impairment to a fair value approach. If it is determined that impairment has occurred, the excess of the unamortized goodwill over the fair value of the goodwill applicable to the business unit will be charged to operations. For purposes of determining fair value, the Company values the goodwill using a multiple of cash flow from operations based on consultation with its investment advisors. Anacomp has concluded that fair value is a better measurement of the value of goodwill considering the Company's highly leveraged financial position.

NOTE 3.  RECENT DEVELOPMENTS:

     After months of discussions and negotiations with representatives of Holders of Claims under the Old Credit Facilities, the Old Senior Notes, the Old Senior Subordinated Notes and the Old Subordinated Debentures, the Company reached an agreement in principle with an unofficial committee of Holders of the Old Senior Subordinated Notes (the "Unofficial Senior Subordinated Committee") providing for a proposed restructuring and the ultimate filing of the Chapter 11 Cases (which occurred on January 5, 1996 in the United States Bankruptcy Court in Delaware) to implement such restructuring.

     Subsequent to the filing of the Chapter 11 Cases, the Company continued to negotiate with its major creditor constituencies, including the Creditors'
Committee and the Senior Secured Creditors, in an attempt to reach a fully consensual restructuring. In January 1996, the Senior Secured Creditors retained The Blackstone Group as financial advisor to assist in the evaluation of the Company's financial condition and a plan of reorganization. Upon the filing of the Chapter 11 Cases, Smith Barney has not been eligible to act as the Company's financial advisor, and shortly thereafter, the Company retained Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") as its financial advisor. The appointment of DLJ was approved by the Bankruptcy Court effective as of January 16, 1996. The Creditors' Committee retained Chanin as its financial advisor and such retention was approved by the Bankruptcy Court effective as of January 17, 1996.

     On February 15, 1996, the Company announced that it had reached an agreement in principle with the Creditors' Committee and the Senior Secured Creditors, which agreement forms the basis for the Restructuring and the Plan. The Creditors' Committee and the Senior Secured Creditors have indicated their support for the Plan.

     Under Chapter 11 of the Bankruptcy Code, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the U.S. bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-Possession. Under AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company is required to adjust liabilities subject to compromise to the amount of the claim allowed by the court. This will result in a write-off of certain deferred debt issuance costs and debt discounts of approximately $17.6 million on the date of the bankruptcy filing. These adjustments will be reflected in the Company's results for the quarter ended March 31, 1996. In addition, SOP 90-7 requires the Company to report interest expense during the bankruptcy proceedings only to the extent that it will be paid during the proceeding or that it is probable to be an allowed priority, secured or unsecured claim.

     The Company will adjust its interest expense on a prospective basis according to these guidelines. The difference between the reported interest expense and the stated amount of interest will be disclosed in future filings.

NOTE 4.  FINANCIAL RESTRUCTURING COSTS:

     The Company has been engaged in continuous efforts since May 1995 to formulate a restructuring plan to satisfy its various investor constituencies. Costs directly related to these activities of $2.8 million for the three months ended December 31, 1995 are included as "Financial restructuring costs" in the accompanying Condensed Consolidated Statements of Operations.

NOTE 5.  SALE OF ICS DIVISION:

     Effective November 1, 1995, Anacomp sold its Image Conversion Services Division ("ICS") for approximately $13.5 million, which resulted in a net gain to the Company of $6.2 million. The proceeds from this sale were used to reduce the principal balance on certain senior debt. The ICS Division performed source document microfilm services at several facilities around the country generating approximately $20.0 million of revenues per year.

NOTE 6.  INCOME TAXES:

     Income tax expense is reported for the three months ended December 31, 1995, based on the actual effective tax for the interim period as the Company believes this rate is the best estimate of the effective tax rate for the year ended September 30, 1996. Also for the three months ended December 31, 1995, the U.S. Federal tax rate is zero since the U.S. tax provision of $1.3 million was offset by a corresponding reduction to the valuation allowance. At December 31, 1995, the Company had U.S. Federal net operating loss carryforwards ("NOLs") of approximately $218.0 million available to offset future taxable income.

NOTE 7.  EARNINGS (LOSS) PER SHARE:

     The computation of earnings (loss) per common and common equivalent share is based upon the weighted average number of common shares outstanding during the periods plus (in the periods in which they have a dilutive effect) the effect of common shares contingently issuable, primarily from stock options and exercise of warrants.

     The fully diluted per share computation reflects the effect of common shares contingently issuable upon the exercise of warrants in periods in which such exercise would cause dilution. Fully diluted earnings (loss) per share also reflect (in the periods in which they have a dilutive effect) additional dilution related to stock options due to the use of the market price at the end of the period, when higher than the average price for the period.

     Fully diluted earnings (loss) per share are the same as primary earnings per share for the periods presented.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Anacomp, Inc.:

We have audited the accompanying consolidated balance sheets of Anacomp, Inc. (an Indiana corporation) and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity
(deficit)  and cash  flows  for each of the  three  years  in the  period  ended
September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anacomp, Inc. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company experienced a net loss in 1995, is currently in default under substantially all of its debt agreements, and in addition, on January 5, 1996, the Company filed a prenegotiated voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. In the event a plan of reorganization is accepted, continuation of the business thereafter is dependent on the Company's ability to achieve sufficient cash flow to meet its restructured debt obligations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

As explained in Note 1 to the financial statements, effective June 30, 1995, the Company changed its method of accounting for the measurement of goodwill impairment.

Indianapolis, Indiana                                       Arthur Andersen LLP
November 10, 1995, except with respect to Note 2 and the second paragraph of Note 22 as to which the date is January 5, 1996.

CONSOLIDATED BALANCE SHEETS
Anacomp, Inc. and Subsidiaries

(Dollars in thousands, except per share amounts)  Year Ended September 30,         1995            1994
- ---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents...................................................$  19,415       $  19,871
    Accounts and notes receivable, less allowances for doubtful
        accounts of $7,367 and $3,550, respectively.............................   90,091         117,441
    Current portion of long-term receivables....................................    6,386           8,021
    Inventories.................................................................   53,995          63,375
    Prepaid expenses and other..................................................    5,306           5,421
                                                                                 --------        --------
Total current assets............................................................  175,193         214,129
Property and equipment, at cost less accumulated depreciation and
    amortization of $96,898 and $100,574, respectively..........................   44,983          66,769
Long-term receivables, net of current portion...................................   12,322          16,383
Excess of purchase price over net assets of businesses acquired
    and other intangibles, net..................................................  160,315         279,607
Deferred tax asset, net of valuation allowance of $108,400 and
    $57,000, respectively.......................................................     ----          29,000
Other assets....................................................................   28,216          52,751
                                                                                 --------        --------
                                                                                  421,029      $  658,639
                                                                                 ========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Current portion of long-term debt...........................................  389,900       $  45,222
    Accounts payable............................................................   57,368          82,790
    Accrued compensation, benefits and withholdings.............................   20,891          16,573
    Accrued income taxes........................................................    9,365           9,000
    Accrued interest............................................................   40,746          19,701
    Other accrued liabilities...................................................   60,587          35,027
                                                                                 --------        --------
Total current liabilities.......................................................  578,857         208,313
                                                                                 --------        --------
Long-term debt, net of current portion..........................................     ----         366,625
Other noncurrent liabilities....................................................    5,841           9,467
                                                                                 --------        --------
Total noncurrent liabilities....................................................    5,841         376,092
                                                                                 --------        --------
Commitments and contingencies (see Note 15)
Redeemable preferred stock, $.01 par value, issued and outstanding                 24,574          24,478
    500,000 shares (aggregate preference value of $25,000)...................... --------        ---------
Stockholders' equity (deficit):
    Common stock, $.01 par value; authorized 100,000,000 shares;
        46,187,625 and 45,728,505 issued, respectively..........................      462             457
    Capital in excess of par value..............................................  182,725         181,843
    Cumulative translation adjustment...........................................    1,329            (269)
    Accumulated deficit......................................................... (372,759)       (132,275)
                                                                                 --------        --------
Total Stockholders' equity (deficit)............................................ (188,243)         49,756
                                                                                 $421,029       $ 658,639

                                                                                 =========      ==========

                 See notes to consolidated financial statements.
================================================================================

CONSOLIDATED STATEMENTS OF OPERATIONS
Anacomp, Inc. and Subsidiaries

(Dollars in thousands, except per share amounts) Year ended September 30,   1995      1994       1993
- ------------------------------------------------------------------------------------------------------
Revenues:
    Services provided....................................................$219,881  $223,511   $213,302
    Equipment and supply sales........................................... 371,308   369,088    376,906
                                                                          -------  --------   --------
                                                                          591,189   592,599    590,208
                                                                          -------  --------   --------

Operating costs and expenses:
    Costs of services provided........................................... 161,211   156,214    141,998
    Costs of equipment and supplies sold................................. 279,456   264,269    262,754
    Selling, general and administrative expenses......................... 109,127    92,539     96,822
    Special charges (see Note 1)......................................... 136,889      ----       ----
    Restructuring charges (see Note 3)...................................  32,695      ----       ----
                                                                          -------  --------   --------
                                                                          719,378   513,022    501,574
                                                                          -------  --------   --------

Income (loss) from  operations  before  interest,
    other  income,  income taxes,
    extraordinary credit, and cumulative
    effect of accounting change..........................................(128,189)   79,577     88,634
                                                                          -------  --------   --------
Interest income..........................................................   2,000     3,144      3,042
Interest expense and fee amortization.................................... (70,938)  (67,174)   (68,960)
Financial restructuring costs (see Note 5)...............................  (5,987)     ----       ----
Other expense............................................................    (212)     (192)    (2,225)
                                                                          -------  --------   --------
                                                                          (75,137)  (64,222)   (68,143)
                                                                          -------  --------   --------

Income (loss) before income taxes, extraordinary credit,
    and cumulative effect of accounting change........................... 203,326)    15,355     20,491
Provision for income taxes...............................................  35,000      8,400      8,800
                                                                          -------  ---------   ---------
Income (loss) before extraordinary credit and
    cumulative effect of accounting change............................... (238,326)     6,955     11,691
Extraordinary credit-- reduction of income taxes arising from
    utilization of tax loss carryforwards................................    ----       ----      6,900
Cumulative effect on prior years of a change in accounting
    for income taxes.....................................................    ----      8,000       ----
Net income (loss)........................................................ (238,326)    14,955     18,591
                                                                          ---------  --------   --------
Preferred stock dividends and discount accretion.........................    2,158      2,158      2,158
                                                                          ---------  --------   --------
Net income (loss) available to common stockholders.......................$(240,484)   $12,797    $16,433
                                                                         ==========   =======    =======
Earnings (loss) per common and common equivalent share:
    Income (loss), net of preferred stock dividends
        and discount accretion...........................................$   (5.22)    $  .10    $ .22
    Extraordinary credit.................................................     ----       ----      .17
    Cumulative effect on prior years of a change in
        accounting for income taxes......................................     ----        .17      ----
                                                                          ---------  --------   --------
    Net income (loss) available to common stockholders...................$   (5.22)    $  .27    $ .39
                                                                         ==========    ======    ======

                 See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Anacomp, Inc. and Subsidiaries

(Dollars in thousands)         Year ended September 30,                   1995            1994            1993
- -----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss).................................................$ (238,326)      $  14,955      $   18,591
    Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
      Depreciation and amortization...................................    43,375          40,649          38,208
      Cumulative effect of a change in accounting for
         income taxes.................................................      ----          (8,000)           ----
      Provision (benefit) for losses on accounts receivable...........     2,742            (695)           (892)
      Provision for inventory valuation...............................    10,956            ----            ----
      Deferred taxes..................................................    29,000           6,000            ----
      Special charges (See Note 1)....................................   136,889            ----            ----
      Loss (gain) on disposition of assets............................     6,308             776            (721)
  Change in assets and liabilities net of effects from acquisitions:
      Decrease in accounts and long-term receivables..................    30,948           3,040           1,215
      Decrease (increase) in inventories and prepaid expenses.........    (1,612)         15,254           1,308
      Increase in other assets........................................    (8,207)        (11,349)         (5,329)
      Increase (decrease) in accounts payable
         and accrued expenses.........................................    11,465          (3,623)          1,125
      Decrease in other noncurrent liabilities........................    (3,626)         (4,323)         (7,613)
                                                                       ----------      ----------     -----------
         Net cash provided by operating activities....................    19,912          52,684          45,892
                                                                       ----------      ----------     -----------
Cash flows from investing activities:
    Proceeds from sale of assets......................................    18,777           7,805          15,956
    Purchases of property, plant and equipment........................   (14,372)        (18,868)        (20,726)
    Proceeds from notes receivable....................................      ----            ----           1,343
    Payments to acquire companies and customer rights.................    (1,262)        (14,565)         (1,114)
                                                                       ----------      ----------     -----------
         Net cash provided by (used in) investing activities..........     3,143         (25,628)         (4,541)
                                                                       ----------      ----------     -----------
Cash flows from financing activities:
    Proceeds from issuance of common stock and warrants...............       743           1,484           2,262
    Proceeds from revolving line of credit and                            22,529          39,000          39,799
        long-term borrowing...........................................
    Principal payments on long-term debt..............................   (45,859)        (71,095)        (77,958)
    Preferred dividends paid..........................................    (1,031)         (2,062)         (2,062)
    Payments related to the issuance of debt and equity...............      ----            ----          (7,707)
                                                                       ----------      ----------     -----------
         Net cash used in financing activities........................   (23,618)        (32,673)        (45,666)
                                                                       ----------      ----------     -----------
Effect of exchange rate changes on cash...............................       107             566            (644)
                                                                       ----------      ----------     -----------


(Dollars in thousands)                  Year ended September 30,         1995            1994            1993
- --------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents.................................   (456)         (5,051)         (4,959)
Cash and cash equivalents at beginning of year........................  19,871          24,922          29,881
                                                                       -------      ----------      ----------

Cash and cash equivalents at end of year.............................. $19,415      $   19,871      $   24,922
                                                                       =======      ==========      ==========

Supplemental disclosures of cash flow information:

(Dollars in thousands)                 Year ended September 30,         1995            1994            1993
- ---------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
    Interest.......................................................  $  39,426       $  57,781      $   59,552
    Income taxes...................................................      4,128           2,007           3,468

Supplemental schedule of non-cash investing and financing activities:

During 1995, 1994, and 1993 the Company acquired companies and rights to provide future services. In conjunction with these acquisitions, the purchase price consisted of the following:


(Dollars in thousands)                 Year ended September 30,         1995            1994              1993
- -----------------------------------------------------------------------------------------------------------------

Cash paid...................................................        $    1,262     $    14,565     $     1,114


   Credit memos issued.....................................              ----           3,085             150
    Notes payable issued....................................              ----           4,290           3,170
    Stock issued............................................              ----          17,201            ----
                                                                    ----------     -----------     -----------
    Total fair value of acquisitions........................        $    1,262     $    39,141     $     4,434
                                                                    ==========     ===========     ===========
- -----------------------------------------------------------------

                 See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
Anacomp, Inc. and Subsidiaries

                                                            Capital in    Cumulative
                         Year ended September 30,   Common  excess of    transaction
(Dollars in thousands)        1995, 1994 and 1993   stock   par value     adjustment      Deficit         Total
- ---------------------------------------------------------------------------------------------------------------


BALANCE AT SEPTEMBER 30, 1992.....................   397    $ 161,198    $   8,200      $(161,505)   $   8,290
Common stock issued for purchases under the
  Employee Stock Purchase Plan....................     4        1,253         ----           ----        1,257
Exercise of stock options.........................     5          997         ----           ----        1,002
Preferred stock dividends.........................  ----         ----         ----         (2,062)      (2,062)
Accretion of redeemable preferred stock discount..  ----         ----         ----            (96)         (96)
Translation adjustments for year..................  ----         ----      (12,944)          ----      (12,944)
Other.............................................  ----         (239)        ----           ----         (239)
Net income for the year...........................  ----         ----         ----         18,591       18,591
                                                   -----      -------      --------      ---------     --------
BALANCE AT SEPTEMBER 30, 1993.....................   406      163,209       (4,744)      (145,072)      13,799

Common stock issued for purchases under the
  Employee Stock Purchase Plan....................     3          872         ----           ----          875
Exercise of stock options.........................     3          606         ----           ----          609
Preferred stock dividends.........................  ----         ----         ----         (2,062)      (2,062)
Accretion of redeemable preferred stock discount..  ----         ----         ----            (96)         (96)
Translation adjustments for year..................  ----         ----        4,475           ----        4,475
NBS stock issuance................................    20        7,380         ----           ----        7,400
Graham stock issuance.............................    25        9,776         ----           ----        9,801
Net income for the year...........................  ----         ----         ----         14,955       14,955
                                                   -----      -------      --------      ---------     --------
BALANCE AT SEPTEMBER 30, 1994.....................   457      181,843         (269)      (132,275)      49,756

Common stock issued for purchases under the
  Employee Stock Purchase Plan....................     3          689         ----           ----          692
Exercise of stock options.........................     1           50         ----           ----           51
Preferred stock dividends.........................  ----         ----         ----         (2,062)      (2,062)
Accretion of redeemable preferred stock discount..  ----         ----         ----            (96)         (96)
Translation adjustments for year..................  ----         ----        1,598           ----        1,598
Graham stock issuance.............................     1          143         ----           ----          144
Net loss for the year.............................  ----         ----         ----       (238,326)    (238,326)
                                                   -----      -------      -------      ---------     --------
BALANCE AT SEPTEMBER 30, 1995.....................  $462     $182,725       $1,329      $(372,759)   $(188,243)
                                                   =====     ========       ======

                 See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Anacomp, Inc. and Subsidiaries


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation

     The consolidated financial statements include the accounts of Anacomp, Inc. ("Anacomp" or the "Company") and its wholly-owned subsidiaries. Material intercompany transactions have been eliminated. Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current presentation.

Foreign Currency Translation

     Substantially all assets and liabilities of Anacomp's international operations are translated at the year-end exchange rates; income and expenses are translated at the average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are included in net income.

Segment Reporting

     Anacomp operates in a single business segment: providing equipment, supplies and services for information management, including storage, processing and retrieval.

Significant Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

     Revenues from sales of products and services or from lease of equipment under sales-type leases are recorded based on shipment of products or performance of services. Under sales-type leases, the present value of all payments due under the lease contracts is recorded as revenue, cost of sales is charged with the book value of the equipment plus installation costs, and future interest income is deferred and recognized over the lease term. Revenues from maintenance contracts are deferred and recognized in earnings on a pro rata basis over the period of the agreements.

Inventories

     Inventories are stated at the lower of cost or market, cost being determined by methods approximating the first-in, first-out basis.

The cost of the inventories is distributed as follows:

(Dollars in thousands)September 30,     1995                       1994
- ---------------------------------- ---------------------- ---------------------
Finished goods.................... $     38,702                $     41,661
Work in process...................        4,955                       5,903
Raw materials and supplies........       10,338                      15,811
                                   ------------                ------------
                                   $     53,995                $     63,375
                                   ============                ============


Property and Equipment

     Property and equipment are carried at cost. Depreciation and amortization of property and equipment are generally provided under the straight-line method for financial reporting purposes over the shorter of the estimated useful lives or the lease terms. Tooling costs are amortized over the total estimated units of production, not to exceed three years.

Debt Issuance Costs

     The Company capitalizes all costs related to its issuance of debt and amortizes those costs using the effective interest method over the life of the related debt instruments. Remaining debt issuance costs of $12.7 million and $18.4 million at September 30, 1995 and 1994, respectively, are included in "Other Assets" in the accompanying Consolidated Balance Sheets. During the fiscal years 1995, 1994 and 1993, the Company amortized $5.7 million, $5.3 million and $5.0 million of debt issuance costs which are included in "Interest Expense and Fee Amortization" in the accompanying Consolidated Statement of Operations.

Goodwill

     Excess of purchase price over net assets of businesses acquired ("goodwill") is amortized on the straight-line method over the estimated periods of future demand for the product acquired. Goodwill related to magnetics products of $5.4 million and $5.2 million, net of accumulated amortization of $575,334 and $132,375, at September 30, 1995 and 1994, respectively, is being amortized over 15 years. Goodwill related to the micrographics business, which includes supplies, COM systems, micrographics services and maintenance services, is primarily being amortized over 40 years. When factors indicate that goodwill should be evaluated for impairment, Anacomp historically has evaluated goodwill based on comparing the unamortized balance of goodwill to undiscounted operating income over the remaining goodwill amortization period. Effective June 30, 1995, Anacomp elected to modify its method of measuring goodwill impairment to a fair value approach. If it is determined that impairment has occurred, the excess of the unamortized goodwill over the fair value of the goodwill applicable to the business unit will be charged to operations. For purposes of determining fair value, the Company values the goodwill using a multiple of cash flow from operations based on consultation with its investment advisors. Anacomp has concluded that fair value is a better measurement of the value of goodwill considering the Company's highly leveraged financial position and the circumstances discussed in Note 4.

     As discussed in Note 4, Anacomp has recently revised its projected operating results through 1999. This revision along with applying Anacomp's revised goodwill accounting policy resulted in a write-off of $108.0 million of goodwill related to the micrographics business for the year ended September 30, 1995. This write-off is reflected in "Special Charges" in the accompanying Consolidated Statement of Operations.

Other Intangibles

     Other intangibles of $21.3 million and $25.2 million, net of accumulated amortization of $16.1 and $12.0 million, at September 30, 1995 and 1994, respectively, represent the purchase of the rights to provide microfilm or maintenance services to certain customers and are being amortized on a straight-line basis over 10 years. These unamortized costs are evaluated for impairment each period by determining their net realizable value.

Research and Development

     The costs associated with research and development programs are expensed as incurred, and amounted to $2.2 million in 1995, $3.0 million in 1994 and $2.5 million in 1993.

     Deferred software costs are the capitalized costs of software products to be sold with COM systems in future periods. The unamortized costs are evaluated for impairment each period by determining their net realizable value. Such costs are amortized over the greater of the estimated units of sale or under the straight-line method not to exceed five years. Due to lower than expected sales of new software products introduced in 1995 and certain other matters as discussed in Note 2, Anacomp recently revised its projected future sales and operating results of software products through 1999. As a result, during 1995 Anacomp wrote off $20.3 million of deferred software costs and established a reserve of $8.6 million (of which $7.7 million was outstanding at September 30,
1995) for future payments to Pennant Systems for software royalty and system support obligations which are not recoverable based on these revised projections. These charges are reflected in "Special Charges" in the accompanying Consolidated Statement of Operations. Unamortized deferred software costs remaining as of September 30, 1995 total $7.7 million and are included in "Other Assets" on the accompanying Consolidated Balance Sheets.

Sale-Leaseback Transactions

     Anacomp entered into sale-leaseback transactions of $19.3 million in 1995, $11.9 million in 1994 and $9.9 million in 1993 relating to COM systems installed in the Company's data service centers. Part of the proceeds were treated as fixed asset sales and the remainder as sales of equipment. Revenues of $3.5 million, $5.6 million and $4.7 million were recorded for the years ended September 30, 1995, 1994 and 1993, respectively. All profits were deferred and are being recognized over the applicable leaseback periods.

Accrued Lease Reserves

     Other noncurrent liabilities include reserves established for unfavorable facility lease commitments, vacant facilities and related future lease costs. Total obligations recorded for these unfavorable lease commitments and future lease and related costs at their estimated amounts were $7.5 million and $12.5 million at September 30, 1995 and 1994, respectively. The current portion of these obligations was $2.0 million and $3.4 million as of September 30, 1995 and 1994, respectively, and is included in "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

Income Taxes

     In general, Anacomp's practice has been to reinvest the earnings of its foreign subsidiaries in those operations and to repatriate those earnings only when it was advantageous to do so. During 1995, Anacomp changed its practice whereby the Company now intends to repatriate these earnings in the foreseeable future. As a result, Anacomp recorded deferred taxes of $8.8 million on all undistributed foreign earnings.

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 mandates the liability method for computing deferred income taxes and requires that the benefit of certain loss carryforwards be estimated and recorded as an asset unless it is "more likely than not" that the benefit will not be realized. Another principal difference is that changes in tax rates and laws will be reflected in income from continuing operations in the period such changes are enacted.

     Anacomp adopted FAS 109 in the first quarter of fiscal 1994. Under FAS 109, the Company recorded a significant deferred tax asset in 1994 to reflect the benefit of loss carryforwards that could not be recognized under prior accounting rules. The recording of this asset reduced goodwill and increased income as discussed in more detail in Note 14. During 1995, the deferred tax asset was reduced to zero as a result of the events described in Note 2.

Consolidated Statements of Cash Flows

     Anacomp considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. These temporary investments, primarily repurchase agreements and other overnight investments, are recorded at cost, which approximates market.

NOTE 2.  FINANCIAL RESTRUCTURING DEVELOPMENTS:

     For the year ended September 30, 1995, the Company reported a $238.3 million net loss. The Company is highly leveraged, and certain recent developments have had a material adverse effect on the Company's short-term liquidity and the Company's ability to service its debts.

     Although revenues for the Company's core micrographic business had been declining over the last several fiscal years, the Company believed that these declines would stabilize. However, based on weaker than anticipated results, including disappointing sales performance for the Company's new products, the Company did not have sufficient cash available to make both its $20.0 million scheduled principal payment due April 26, 1995 on its senior secured debt and the $17.0 million scheduled interest payment due May 1, 1995 on its 15% Senior Subordinated Notes. The Company sought an agreement with its senior secured Creditors to reschedule its April 26, 1995 principal payment but was unable to obtain such an agreement. As a result of the foregoing, the Company has ceased making principal payments on its senior and subordinated debt and interest payments on its subordinated debt. Prior to the bankruptcy filing discussed below, Anacomp continued to make monthly interest payments to its senior secured Creditors.

     The Company has been engaged in continuous efforts since May 1995 to formulate a restructuring plan to satisfy its various investor constituencies. Such efforts have included the retention of various financial advisers to assist in the restructuring process and the development by the Company of a new business plan and strategy to address the Company's current financial situation and disappointing recent financial performance.

     On August 14, 1995, the Company presented a restructuring proposal to certain of the Company's senior secured Creditors and Holders of its 15% Senior Subordinated Notes. After months of discussions and negotiations with representatives of Holders of Claims under the Revolving Loan, Multi-currency Revolving Loan, and Term Loan ("Old Credit Facilities") and with unofficial committees representing Holders of the Series B Senior Notes ("Old Senior Notes"), the 15% Senior Subordinated Notes ("Old Senior Subordinated Notes") and the 13.875% and 9% Convertible Subordinated Debentures ("Old Subordinated Debentures"), the Company reached an agreement in principle with an unofficial committee representing Holders of the Old Senior Subordinated Notes. Under the terms of the proposal, trade creditors will continue to be paid under normal trade terms. On January 5, 1996, the Company filed a prenegotiated Debtor's Joint Plan of Reorganization ("Plan") with the U.S. Bankruptcy Court under Chapter 11 of the Bankruptcy Code. Certain representatives of Holders of the Old Credit Facilities and Old Senior Notes have indicated they oppose the Plan. The Company continues to negotiate with all their Creditors in an attempt to reach a consensual agreement. There can be no assurance that this prenegotiated Plan will be accepted by the Bankruptcy Court or all the necessary votes accepting the Plan will be obtained from the Creditors. If an agreement is not reached, a non-negotiated Chapter 11 proceeding is likely to occur.

NOTE 3.  RESTRUCTURING CHARGES:

     Included in the operating results for 1995 are restructuring charges of $32.7 million. These charges are the result of the Company's reassessment of its strategy for ongoing financial improvement and a decision to downsize or exit certain areas of its business. Specifically, the Company is closing its Omaha, Nebraska magnetic media manufacturing facility, exiting the manufacture of readers and reader/printers at its San Diego, California manufacturing facility, and reducing headcount worldwide. These activities are expected to be completed by March 31, 1996. The restructuring charges include severance costs of $5.9 million, which includes personnel related to Omaha, Nebraska, reader and reader/printer manufacturing and other various personnel associated with the worldwide headcount reduction. Approximately 400 people will be terminated pursuant to these plans. Also included in restructuring charges are inventory write downs of $9.1 million, excess facility reserves of $7.7 million and other reserves of $10.0 million.

NOTE 4.  GOODWILL:

     Goodwill related to the micrographics business is summarized as follows (Dollars in thousands):

                                                    September 30,
                                        ---------------------------------------
                                               1995                  1994
                                               ----                  ----
     Goodwill                                 $315,561             $314,865
     Less goodwill write-off                  (108,000)                ----
     Less accumulated amortization             (73,988)             (65,698)
                                               -------              -------
                                              $133,573             $249,167
                                              ========             ========



     The  developments  discussed  in  Notes  1,  2  and  3  have  significantly constrained Anacomp's ability to finance certain previously projected activities. In addition, Anacomp has failed to achieve its original projections of fiscal 1995 operating results and has experienced lower than expected sales of new software products first introduced in January 1995. In light of Anacomp's withdrawn note offering, disappointing recent financial performance and default on its indebtedness, the Company prepared a revised business plan and operating forecast through 1999.

     Based on these developments and in connection with the change in accounting discussed in Note 1, Anacomp determined that goodwill had been impaired and measured the impairment based on a fair value approach. As required by generally accepted accounting principles, this accounting change, which amounted to a charge of $108.0 million, was recorded as a change in estimate and was included in the results of operations for the quarter ended June 30, 1995.

NOTE 5.  FINANCIAL RESTRUCTURING COSTS:

     On April 6, 1995, Anacomp announced that it had withdrawn its proposed offering of $225.0 million Senior Secured Notes and a related offer to purchase up to $50.0 million of the Company's outstanding 15% Senior Subordinated Notes. The offering would have deferred an aggregate of $153.0 million in scheduled principal payments in fiscal years 1995 through 1998, thereby providing Anacomp with increased liquidity and additional cash for product development. Also, as mentioned in Note 2, the Company has been engaged in continuous efforts since May 1995 to formulate a restructuring plan to satisfy its various investor constituencies. Costs directly related to these activities of $6.0 million are included as "Financial restructuring costs" in the accompanying Consolidated Statements of Operations.

NOTE 6.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information for certain financial instruments. The carrying amounts for trade receivables and payables are considered to be their fair values. The carrying amounts and fair values of the Company's other financial instruments at September 30, 1995 and 1994 are as follows:

                                   September 30, 1995         September 30, 1994
                                   ------------------         ------------------
                                   Carrying                   Carrying
(Dollars in thousands)             Amount       Fair Value    Amount      Fair Value
                                   ------       ----------    ------      ----------
Long-Term Debt:

Revolving  Loan                  $  31,328      $31,328        $23,000      $  23,000
Multi-currency Revolving Loan       28,813       28,813         20,665         20,665
Term  Loans                         13,039       13,039         40,261         40,261
Series A Senior Notes                 ----         ----          3,548          3,548
Series B Senior Notes               58,908       58,908         67,500         74,410
15% Senior Subordinated Notes      220,281      181,224        219,384        249,357
13.875% Convertible Subordinated
   Debentures                       21,155        4,376         20,922         23,232
9% Convertible Subordinated
   Debentures                       10,479        1,880         10,479         10,479
Redeemable  Preferred  Stock        24,574         ----         24,478         19,371

     The September 30, 1995 estimated fair values of Long-Term Debt and Redeemable Preferred Stock are based on a restructuring proposal prepared as a result of discussion and negotiations with representatives of the Creditors in connection with a "plan of reorganization."

     The September 30, 1994 estimated fair values of Long-Term Debt and Redeemable Preferred Stock are based on quoted market values or discounted future cash flows using current interest rates.

NOTE 7.  ACQUISITIONS:

     During  the  three  years  ended  September  30,  1995,  Anacomp  made  the acquisitions set forth below, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant.

Fiscal 1995

     During fiscal 1995 Anacomp made no significant acquisitions.

Fiscal 1994

     During fiscal 1994, Anacomp acquired 16 data service centers or the related customer base (all were incorporated with existing Anacomp service centers), a computer tape products company and the customer base of a micrographics supplies business. Total consideration for these acquisitions was $39.1 million of which approximately $24.2 million has been assigned to excess of purchase price over net assets of businesses acquired and other intangible assets. In connection with these acquisitions, Anacomp issued $17.2 million of its common stock and increased debt and accrued liabilities by $4.3 million.

National Business Systems

     One of the acquisitions included above was the purchase of the COM services customer base of 14 data service centers operated by National Business Systems ("NBS"). The acquisition was effective on January 3, 1994, and the acquisition cost consisted of the following (Dollars in thousands):

      Cash paid to NBS Stockholders.........................$..7,400
      Common stock issued to NBS Stockholders.....................
                                                               7,400
      Acquisition costs incurred.................................416
                                                                    $15,216

     Anacomp issued 1,973,000 common shares to the NBS Stockholders at a price of $3.75 per share. As part of the acquisition agreement, Anacomp agreed to provide stock price protection at the end of two years on those shares so designated by the NBS Stockholders (1,128,000 of the shares issued are subject to this protection).

     On January 3, 1996, Anacomp recalculated the share price based on the average closing price of Anacomp stock for the 30 consecutive trading days ending on December 29, 1995. The revised price was used to adjust the number of issued shares which were subject to price protection. However, the revised price used for the revaluation was higher than 150% or lower than 50% of the original $3.75 per share price.

     If the per share price reached the 150% maximum, NBS Stockholders would return 376,000 shares to Anacomp. If the per share price reached the 50% minimum, Anacomp would issue 1,128,000 additional shares to the NBS Stockholders. The adjustment in the number of shares issued in connection with the NBS acquisition will not affect the recorded purchase price. Contingently issuable shares under the above arrangement are measured at each reporting period based on the market price of the Company's stock at the close of the period being reported on, and are considered in the computation of earnings per share when dilutive.

Graham Magnetics

     Another of the acquisitions included above was the purchase of Graham Acquisition Corporation ("Graham"), a computer tape products company. The acquisition was effective on May 4, 1994, and the acquisition cost consisted of the following (dollars in thousands):

      Common stock issued to Graham Stockholders..................
                                                                  $  8,515
      Common stock issued for a note payable......................   1,286
      Issuance of note payable to a creditor......................   4,240
      Cash paid to retire bank debt...............................   5,540
      Acquisition costs incurred..................................     689
                                                                  --------
                                                                   $20,270

     Anacomp issued 2,129,000 common shares to the Graham Stockholders based on an agreed upon per share price. However, to determine the acquisition cost, the shares were valued at the market price on the date of closing.

     Contingent consideration of $7.6 million is payable in Anacomp common stock and will be based upon defined future earnings through September 1997. The contingent consideration will be computed based upon an agreed upon formula using a minimum stock price of $2.00 per share and was issuable beginning in January 1995. The contingent consideration is not included in the acquisition cost total above but is recorded when the future earnings requirements have been met. The contingent consideration amount for fiscal 1994 was $144,000 and the estimate for fiscal 1995 is zero.

     Anacomp also issued 360,000 common shares to a Graham creditor at $3.57 per share to reduce the note payable to $4.2 million. The note is unsecured and bears interest at 10%. Principal payments of $345,000 plus accrued interest are payable quarterly beginning July 15, 1994. The note holder may at any time require Anacomp to prepay any amount of the note by issuing common stock. The shares of common stock to be issued will equal the prepayment amount divided by $3.57. The current outstanding note balance subject to prepayment was $2.5 million at September 30, 1995.

     Anacomp has reserved 3,800,000 shares of authorized common stock for the contingent acquisition consideration and 1,091,000 shares of authorized common stock for the contingent prepayment of the note.

Fiscal 1993

     During fiscal 1993, Anacomp acquired four micrographics service centers (all four were merged with existing Anacomp service centers) and certain assets of a microfilm reader maintenance services business for a total consideration of $4.4 million, of which approximately $1.9 million has been assigned to excess of purchase price over net assets of businesses acquired and other intangible assets.

NOTE 8.  SKC AGREEMENT:

     In March 1992, Anacomp entered into a ten-year supply agreement (the "Supply Agreement") with SKC America, Inc., a New Jersey corporation ("SKCA"), and SKC Limited ("SKCL"), an affiliated corporation of SKCA organized pursuant to the laws of the Republic of Korea. SKCA and SKCL are collectively referred to as SKC. Pursuant to the Supply Agreement, Anacomp purchases substantially all of its requirements for magnetic base polyester and coated duplicate microfilm from SKC.

     In October 1993, the Supply Agreement was extended to December 2003 and amended to include finished microfilm products manufactured by SKC exclusively for Anacomp. Concurrent with the modification of the Supply Agreement, SKC purchased Anacomp's Sunnyvale, California duplicate microfilm manufacturing operation for $900,000 payable over five years. At September 30, 1995, $720,000 was due from SKC. Costs of $3.4 million associated with this Supply Agreement were deferred and are being amortized over the life of the Supply Agreement. The unamortized balance at September 30, 1995 was $2.8 million.

     SKC is providing Anacomp with a $25.0 million trade credit arrangement which expires December 31, 2001. However, since Anacomp is in default under its various debt agreements as discussed in Note 11, SKC has the option to terminate the Supply Agreement at any time. If SKC were to terminate the Supply Agreement, all amounts owed pursuant to the trade credit arrangement or the Supply Agreement become immediately due and payable. The trade credit arrangement bears interest at 2.5% over the prime rate of The First National Bank of Boston (8.75% as of September 30, 1995). Anacomp has provided SKC a purchase money security interest in up to $10.0 million of products purchased by Anacomp under the Supply Agreement.

NOTE 9.  PROPERTY AND EQUIPMENT:

         Property and equipment consist of the following:

                                                                     September 30,
                                                                     -------------
                                          Estimated Useful
(Dollars in thousands)                     Life in Years        1995            1994
- ---------------------------------------------------------------------------------------
Land and buildings...................         10 - 40        $    5,283      $    7,590
Office furniture.....................          3 - 12            12,141          12,553
Manufacturing equipment and tooling..          2 - 10            31,351          28,901
Field support spare parts............          4 - 7             21,764          25,555
Leasehold improvements...............      Term of Lease         10,782          12,826
Equipment leased to others...........          2 - 4              1,838           1,824
Processing equipment.................          3 - 12            58,722          78,094
                                                                141,881         167,343
Less accumulated depreciation and
  amortization.......................                           (96,898)       (100,574)
                                                                -------        --------
                                                             $   44,983      $   66,769
                                                             ==========      ==========


NOTE 10.  LONG-TERM RECEIVABLES:

         Long-term receivables consist of the following:

(Dollars in thousands)                           September 30,        1995         1994
- -----------------------------------------------------------------------------------------
Lease contracts receivable....................................      $15,678     $21,160
Notes receivable from asset sales.............................        2,619       1,635
Other.........................................................          411       1,609
                                                                        ---       -----
                                                                     18,708      24,404
Less current portion..........................................       (6,386)     (8,021)
                                                                     ------      ------
                                                                    $12,322     $16,383
                                                                    =======     =======



     Other long-term receivables include $1.1 million at September 30, 1994, due
from   an    officer.    This    receivable    was    settled    during    1995.

     Lease contracts receivable result from customer leases of products under agreements which qualify as sales-type leases. Annual future lease payments to be received under sales-type leases are as follows:

     (Dollars in thousands)                   Year ended September 30,
     ---------------------------------------------------------------------------
     1996....................................................       $    7,024
     1997....................................................            5,337
     1998....................................................            3,328
     1999....................................................            1,971
     2000....................................................              736
     -----                                                                 ---
                                                                        18,396
     Less deferred interest..................................           (2,718)
                                                                        ------
                                                                    $   15,678
                                                                    ==========


NOTE 11.  LONG-TERM DEBT:

         Long-term debt is comprised of the following:

(Dollars in thousands)                 September 30,     1995           1994
- --------------------------------------------------------------------------------
Revolving Loan at 8.63% and 7.81%, respectively..... $   31,328     $   23,000
Multi-currency Revolving Loan at 8.44% and
    7.67%, respectively.............................     28,813         20,665
Term Loans at 8.56% and 7.56%, respectively.........     13,039         40,261
Series A Senior Notes at 7.56%......................       ----          3,548
Series B Senior Notes at 12.25%.....................     58,908         67,500
15% Senior Subordinated Notes (net of unamortized
    discount of $4,619 and $5,516, respectively)....    220,281        219,384
13.875% Convertible Subordinated Debentures due
    January 15, 2002 (net of unamortized discount of
    $2,077 and $2,309, respectively)................     21,155         20,922
9% Convertible Subordinated Debentures due               10,479         10,479
    January 15, 1996................................
Installment note payable at 10% due July 15, 1997...      2,513          3,895
Other...............................................      3,384          2,193
                                                          -----          -----
                                                        389,900        411,847
Less current portion................................   (389,900)       (45,222)
                                                       --------        -------
                                                    $      ----   $    366,625
                                                    =======       ============


     On April 26, 1995 the Company failed to make scheduled principal payments of $12.5 million on its Term Loan and $7.5 million on its Series B Senior Notes. The Company failed on May 1, 1995 to make a scheduled interest payment of $17.0 million on its 15% Senior Subordinated Notes (the "15% Notes") and on July 17, 1995 to make a scheduled interest payment of $1.6 million on its 13.875% Convertible Subordinated Debentures. As a result of these failures and the violation of various debt covenants, the Company is in default of all of its debt and all such amounts are classified as current.

     The Term Loan, Revolving Loans and Series B Senior Notes call for the payment of default interest in the amount of 2% annually of the outstanding principal. The 15% Notes call for the payment of default interest in the amount of 1% annually of the principal amount of the Notes and for the payment of interest on unpaid scheduled interest in the amount of 16% annually.

     The Company has accrued default interest and interest on unpaid scheduled interest as of September 30, 1995 in the amount of $3.3 million.

     The Company has agreed with its Senior Creditors (collectively the Holders of the Term Loan, Revolving Loans and Series B Senior Notes) to continue to pay interest monthly on its Senior Debt at the regular non-default rate. At September 30, 1995, the Company was current in its payment of such interest obligations.

     The Company also failed on October 15, 1995 to make a $345,000 payment on the installment note payable, and on October 26, 1995 to make a scheduled Term Loan principal payment of $539,000 and a scheduled Series B Senior Note principal payment of $7.5 million. On October 26, 1995, the Company's Revolving Loans became due, but were not repaid. On November 1, 1995, the Company failed to make a scheduled interest payment on its 15% Notes in the amount of $17.2 million.

     The Company is currently in negotiations with its Senior and Subordinated Creditors to arrive at a resolution to the above described defaults and intends to continue to defer the above payments until an agreement is reached.

     The Multi-currency Revolving Loan has been borrowed by certain of the Company's foreign subsidiaries and by the Company in U.S. Dollars and German Marks in an equivalent amount of $28.8 million, and carries an interest rate of 275 basis points (excluding default interest) over the one-, two-, three- or six-month reserve adjusted London Interbank Offered Rate ("LIBOR") of the borrowed currency, selected at the Company's option.

     The Revolving Loan carries an interest rate of 275 basis points (excluding default interest) over the one-, two-, three- or six-month reserve adjusted LIBOR, selected at the Company's option.

     The Term Loans and Series A Senior Notes carry an interest rate of 275 basis points (excluding default interest) over the three-month LIBOR rate.

     The Series B Senior Notes carry an interest rate of 12.25% (excluding default interest).

     Subject to certain exceptions, 100% of proceeds from the sale of assets must be applied to repayment of the Senior Debt.

     The 15% Notes were issued in 224,900 units of $1,000 and 30.351 detachable warrants to purchase Anacomp Common Stock at $1.873 per share. Accordingly, capital surplus was increased by $8,996,000 in fiscal 1991 with the issuance of these warrants and the notes were recorded at their discounted value of $215.9 million and are being accreted to their face value through the original due date of 2000.

     The Master Agreement, which covers the Term Loans, the Revolving Credit Commitment, and the Series A and Series B Senior Notes, gives the Senior Creditors a security interest in all of the assets of Anacomp; contains various limitations on advances and investments made by the Company; prohibits or restricts without prior approval of the Senior Creditors mergers, acquisitions, change of control, certain types of lease transactions, payment of dividends on Anacomp Common Stock, and voluntary payment in cash of any principal amount of Anacomp's subordinated debt; and contains certain other restrictive covenants related to net worth, cash flow, fixed charges, debt incurrence, capital expenditures and the current ratio.

     The Master Agreement also provided for the availability of letters of credit under the Revolving Loan. As of September 30, 1995, letters of credit for approximately $4.5 million have been issued. The revolving loan expired on October 26, 1995 without the Company repaying or funding the outstanding amount of $4.5 million in letter of credit commitments resulting in such commitments remaining outstanding.

     The 15% Notes are subordinated to the payment in full of the principal and interest on all Senior Indebtedness. The 15% Notes rank pari passu to the remaining 12.25% Notes and 8.25% Senior Subordinated Notes (if and when issued) discussed in Note 12. Additionally, they are senior to the outstanding 9% Convertible Subordinated Debentures due 1996 and the 13.875% Convertible Subordinated Debentures due 2002.

     The 15% Note Indenture contains covenants relating to net worth, and limitations on restricted payments, liens, transactions with affiliates, incurrence of additional debt, asset sales, acquisitions, and change of control.

     The 13.875% Convertible Subordinated Debentures are convertible into 1,327,542 shares of Anacomp Common Stock at a conversion price of $17.50 per common share, and allow optional redemption at a price of 100% at any time. Anacomp International, N.V., a wholly-owned Netherlands Antilles subsidiary, has issued the 9% Convertible Subordinated Debentures with an original due date of January 15, 1996 guaranteed by Anacomp. The 9% Debentures are convertible into 663,227 shares of Anacomp Common Stock at a conversion price of $15.80 per common share. In the event of certain changes affecting United States or Netherlands Antilles taxation, the interest rate will be increased for any taxes required to be withheld or, at Anacomp's option, all debentures outstanding may be redeemed at 100% of the principal amount plus accrued interest.

NOTE 12.  REDEEMABLE PREFERRED STOCK:

     Anacomp issued in a private placement in 1987, 500,000 shares of 8.25% Cumulative Convertible Redeemable Exchangeable Preferred Stock (the "Preferred Shares"). Each Preferred Share has a preference value of $50 and is convertible into Anacomp common stock at a conversion price of $7.50. The redeemable preferred stock was recorded at fair value on the date of issuance less issue costs. The excess of the preference value over the carrying value is being accreted by periodic charges to retained earnings over the original life of the issue.

     The Preferred Shares may be redeemed by Anacomp at prices declining from 105.78% to 100% of preference value, or earlier if the price of Anacomp common stock remains at 160% of the conversion price for 20 of 30 consecutive trading days. On March 15, 2000 and 2001, Anacomp must redeem at the preference value 125,000 shares each year unless a sufficient number of shares has already been redeemed or converted. All remaining outstanding shares must be redeemed by March 1, 2002.

     Dividends on the preferred shares have accrued but not paid since the March 15, 1995 quarterly dividend payment. Interest on the unpaid dividends compounds quarterly at an annual rate of 8.25%. If the Company is in arrears for the equivalent of four quarterly dividend payments, then two directors are to be added to the Board of Directors. The Holders of the preferred shares have the exclusive right to elect the two additional directors.

     At any dividend payment date after March 15, 1990, Anacomp may exchange the Preferred Shares for an equal face amount of 8.25% Senior Subordinated Notes due March 1, 2002 (the "Exchange Debentures"). Except for certain Stockholder rights, the Exchange Debentures will carry terms similar to the Preferred Shares. There were no such exchanges as of September 30, 1995.

NOTE 13.  CAPITAL STOCK:

Stockholder Rights Plan

     The Company has a Stockholder Rights Plan which was adopted by the Board of Directors on February 4, 1990. The Rights Plan provides that each share of the Company's common stock has associated with it a Common Stock Purchase Right. Each right entitles the registered Holder to purchase from the Company one-tenth of a share of Anacomp common stock, par value $.01 per share, at a cash exercise price of $3.20 subject to adjustment.

     The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the outstanding shares of common stock of Anacomp, or announces a tender or exchange offer upon consummation of which such person or group would beneficially own 30% or more of the Company's common stock. If any person acquires 15% of Anacomp's common stock, the rights would entitle stockholders (other than the 15% acquirer) to purchase at $32 (as such price may be adjusted) a number of shares of Anacomp's common stock which would have a market value of $64 (as such amount may be adjusted). In the event that Anacomp is acquired in a merger or other business combination, the rights would entitle the stockholders (other than the acquirer) to purchase securities of the surviving company at a similar discount.

     Anacomp can redeem the rights at $.001 per right at any time until the tenth day following the announcement that a 15% ownership position has been acquired. Under certain circumstances as set forth in the Rights Plan, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as such term is defined in the Rights Plan). The rights expire February 26, 2000.

Preferred Stock

     Anacomp has authorized 1,000,000 shares of preferred stock, of which 500,000 shares of redeemable preferred stock were issued and outstanding at September 30, 1995 and 1994 (see Note 12).

Stock Option Plans

     Anacomp's stock option plans provide that the exercise price of the options be determined by the Board of Directors (the "Board"), and in no case be less than 100% of fair market value at the time of grant for qualified options, or less than the par value of the stock for non-qualified options. An option may be exercised subject to such restrictions as the Board may impose at the time the option is granted. In any event, each option shall terminate not later than 10 years after the date on which it is granted, except for certain non-qualified options which shall terminate not later than 20 years after the date on which granted.

     Shares available for grant under the plans were 1,401,328, 725,827 and 895,145 at September 30, 1995, 1994 and 1993, respectively. Options outstanding, of which 2,512,992 are exercisable as of September 30, 1995 are as follows:

                                                             Option Price
                                           Shares              Per Share
- --------------------------------------------------------------------------------
Outstanding at September 30, 1992.......  3,680,709       $1.000   -  $7.875
Granted.................................  1,308,834        2.750   -   9.000
Canceled................................  (72,839)         2.000   -   7.875
Expired.................................  (38,701)         2.000   -   7.875
Exercised...............................  (463,475)        2.000   -   3.500
                                          --------         -----       -----
Outstanding at September 30, 1993....... 4,414,528         1.000   -   9.000
Granted.................................   205,381         2.750   -   4.000
Canceled................................  (81,908)         1.000   -   7.875
Expired.................................  (23,096)         2.000   -   7.875
Exercised...............................  (306,646)        1.000   -   3.375
                                          --------         -----       -----
Outstanding at September 30, 1994....... 4,208,259         1.000   -   9.000
Granted................................. 1,355,736          .563   -   2.500
Canceled................................(2,010,753)         .563   -   4.750
Expired.................................   (20,484)        2.000   -   4.500
Exercised...............................   (24,863)         .563   -   2.000
                                           -------          ----       -----
Outstanding at September 30, 1995....... 3,507,895        $ .563   - $ 9.000
                                         =========        ======     =======

Warrants

     In October 1990, Anacomp issued 6,825,940 warrants to Holders of the 15% Senior Subordinated Notes. Each warrant entitles the Holder to purchase one common share at a price of $1.873 and is exercisable through November 11, 2000, the date of expiration. Anacomp filed a shelf registration statement with respect to the warrants which became effective on February 25, 1991.

Other Items

     Under an Employee Stock Purchase Plan, Anacomp may offer to sell common stock to its employees. Purchases of these shares are made by employee participants periodically at 85% of the market price on the date of offer or exercise, whichever is lower.

     At September 30, 1995, approximately 23.4 million shares of Anacomp common stock were reserved for exercise of stock options, conversion of convertible subordinated debentures, purchases by stock purchase plan participants, conversion of preferred stock, exercise of warrants, Graham acquisition agreement requirements and other corporate purposes.

NOTE 14.  INCOME TAXES:

     The components of income (loss) before income taxes and extraordinary credit were:

(Dollars in thousands)     Year ended September 30, 1995      1994      1993
- -----------------------------------------------------------------------------
United States.............................. .....$(209,151)  $7,143   $10,761
Foreign...........................................   5,825    8,212     9,730
                                                 $(203,326) $15,355   $20,491
                                                 =========  =======    =======

         The components of income tax expense after utilization of net operating loss carryforwards and the adjustment of tax reserves are summarized below:


(Dollars in thousands)    Year ended September 30,  1995      1994       1993
- --------------------------------------------------------------------------------
    Federal...................................$    ----    $    ----    $5,800
    Foreign...................................    4,800        3,300     4,800
    State.....................................     ----          300     1,900
                                                  4,800        3,600    12,500
Tax reserve adjustment........................    1,200       (1,200)   (3,700)
Deferred......................................   29,000        6,000      ----
                                                 ------        -----     ------
                                                 35,000         8,400     8,800
Extraordinary credit, reduction of income
    taxes arising from carryforward of
    prior year's operating losses............     ----         ----     (6,900)
                                                  -------      ------    ------
                                                 $35,000       $8,400   $1,900
                                                 =======       ======   ======

         The following is a reconciliation of income taxes calculated at the United States federal statutory rate to the provision for income taxes:


(Dollars in thousands)              Year ended September 30,        1995          1994         1993
- ----------------------------------------------------------------------------- ------------ ------------- ------------
Provision for income taxes at U.S. statutory rate............... $(71,200)   $   5,374        $7,131
Increase in deferred tax asset valuation allowance..............   51,400         ----          ----
Nondeductible amortization and write-off of intangible assets...   40,500        3,175         2,973
U.S. tax on distributed and undistributed foreign earnings......   12,300         ----          ----
Tax reserve adjustment..........................................    1,200       (1,200)       (3,700)
State and foreign income taxes..................................    2,800          821         2,140
Other...........................................................   (2,000)         230           256
                                                                 $ 35,000    $   8,400        $8,800

     The Company adopted FAS 109 in the first quarter of fiscal 1994 and recorded a deferred tax asset of $95.0 million representing the federal and state tax savings from net operating loss carryforwards ("NOLs") and tax credits. The Company also recorded a valuation allowance of $60.0 million reducing the deferred tax asset to a net of $35.0 million. Recognition of the deferred tax asset reduced goodwill by $27.0 million and provided a cumulative effect increase to income of $8.0 million. During 1994, the net deferred tax asset was reduced to $29.0 million, reflecting usage of the asset to reduce income taxes payable by $6.0 million. During 1995, tax effects of future differences and carryforwards increased from $86.0 million to $108.4 million, an increase of $22.4 million resulting from the tax effect of the 1995 taxable loss ($5.6 million) and the tax effect of an increase in cumulative temporary differences ($16.8 million) between income reported for financial reporting purposes and for tax purposes. The valuation allowance was increased from $57.0 million to $108.4 million to reduce the net deferred tax asset to zero as a result of the uncertainty associated with the utilization of these assets in future periods due to the events described in Note 2.


     The components of deferred tax assets and liabilities at September 30, 1995 and September 30, 1994 are as follows:


Net Deferred Tax Asset                   September 30,        September 30,
 (Dollars in thousands)                       1995                 1994
- -------------------------------------------------------------------------------
Tax effects of future tax deductible
differences related to:
    Inventory reserves....................$     5,700          $     2,600
    Depreciation..........................      1,700                1,600
    Building reserves.....................      1,800                5,000
    EPA reserve...........................      2,500                2,300
    Sale/leaseback of assets..............      2,800                  900
    Restructuring reserves................      8,000                 ----
    Asset sale............................      3,200                 ----
    Capitalized software..................      1,600                 ----
    Bad debt reserve......................      2,100                 ----
    Other net deductible differences......      5,500                4,100
Tax effects of future differences related to:
    Undistributed foreign earnings........     (8,800)                ----
    Leases................................     (3,300)              (4,500)
    Capitalized software..................       ----               (6,000)
Net tax effects of future differences          22,800                6,000
Tax effects of carryforward benefits:
    Federal net operating loss carryforwards...78,600               73,000
    Federal general business tax credits....... 3,000                3,000
    Foreign tax credits........................ 4,000                4,000
Tax effects of carryforwards                   85,600               80,000
                                               ------               ------
Tax effects of future taxable differences     108,400               86,000
    and carryforwards........................
Less deferred tax asset valuation allowance..(108,400)             (57,000)
                                             --------              -------
Net deferred tax asset...........           $  ----             $   29,000
                                            =========            ==========

     At September 30, 1995, the Company has NOLs of approximately $218.0 million available to offset future taxable income. This amount will increase to $281.0 million as certain timing differences reverse in future periods. The Company also has tax credit carryforwards of $3.0 million available to reduce future tax liabilities, including $1.0 million of preacquisition tax credits. The NOLs expire commencing in 1996 ($2.0 million) with remaining amounts in various periods through 2010. The tax credit carryforwards expire substantially in 1997.

     During 1995, 1994 and 1993, the Company settled various income tax matters, including issues associated with the 1988 Xidex acquisition. Settlement of these issues and other considerations resulted in an unfavorable adjustment to federal and foreign income tax reserves in 1995 of $1.2 million and favorable adjustments in 1994 and 1993 to federal and foreign income tax reserves of $1.2 million and $3.7 million, respectively. The adjustments are reflected as a charge or credit to income tax expense.

     The 1993 provision for income taxes includes an amount which is offset by the utilization of federal and foreign NOLs. The tax benefit from utilization of these NOLs prior to the adoption of FAS 109 is reported as an extraordinary credit in the Consolidated Statements of Operations. The net tax provision results from foreign and state income taxes which cannot be reduced by NOLs from prior years.

NOTE 15.  COMMITMENTS AND CONTINGENCIES:

         Anacomp has commitments under long-term operating leases, principally for building space and data service center equipment. Lease terms generally cover periods from five to twelve years. The following summarizes the future minimum lease payments under all noncancelable operating lease obligations, including the unfavorable lease commitments and vacant facilities discussed in
Note 1, which extend beyond one year:

(Dollars in thousands)         Year ended September 30,
- --------------------------------------------------------------------
1996.....................................................$23,508
1997..................................................... 18,822
1998..................................................... 15,540
1999.....................................................  7,789
2000.....................................................  4,558
2001 and thereafter...................................... 28,985
- ----                                                      ------
                                                          99,202
Lessliabilities  recorded  as of  September  30,  1995
related to unfavorable lease commitments and future
lease costs for vacant facilities........................ (6,664)
                                                      $   92,538

     The total of future minimum rentals to be received under noncancelable subleases related to the above leases is $1.9 million. No material losses in excess of the liabilities recorded are expected in the future.

     Anacomp leases certain equipment installed in its data service centers. As a result of the Company's default under its debt obligations, as more fully discussed in Notes 2 and 11, Anacomp is in default under these lease agreements whereby the lessors have the right to require that Anacomp prepay the remaining future lease payments. Because the equipment lease payments have been made and are expected to be made in a timely manner, the Company does not expect that the lessors will assert this right under these lease agreements.

     In November 1993, Anacomp and Pennant Systems, a division of IBM, announced a joint effort to develop software which will allow Anacomp's XFP 2000 to process and image IBM Advanced Function Presentation ("AFP") formatted data. This program resulted in the XFP 2000 being able to interpret AFP data streams, including those containing fonts, logos, signatures and other images on microfiche.

     As consideration for the development of the AFP, Anacomp paid Pennant Systems a development fee of $6.5 million. Anacomp must also pay Pennant Systems minimum annual royalty payments for the licensed system installations for six years. The minimum royalty payments for years one through three are $1.5 million per year and $1.0 million per year for years four through six. In addition, Anacomp must pay Pennant Systems for ongoing system support which began in December 1995 and will continue for 10 years. The minimum system support payments over the 10 year period are $5.7 million. As of September 30, 1995, Anacomp established a reserve of $7.7 million for future payments to Pennant Systems for software royalty and systems support obligations which are not recoverable as more fully discussed in Note 1.

     The Company sold $10.5 million and $5.9 million of lease receivables in the years ended September 30, 1995 and 1994, respectively. Under the terms of the sale, the purchasers have recourse to the Company should the receivables prove to be uncollectible. The amount of recourse at September 30, 1995 is $5.5 million.

     Anacomp also is involved in various claims and lawsuits incidental to its business and believes that the outcome of any of those matters will not have a material adverse effect on its consolidated financial position or results of operations.

NOTE 16.  SUPPLEMENTARY INCOME STATEMENT INFORMATION:

          Year ended September 30,        1995          1994         1993
(Dollars in Thousands)
- -------------------------------------- ------------ ------------- ------------
Maintenance and repairs................ $16,609      $12,759       $11,765
Depreciation and amortization:
   Property and equipment..............  19,406       17,524        17,149
   Deferred software costs.............   3,449        3,673         2,873
   Intangible assets...................  13,143       13,418        12,984
Rent and lease expense.................  23,755       19,371        19,312

NOTE 17.  OTHER ACCRUED LIABILITIES:

         Other accrued liabilities consist of the following:

(Dollars in thousands)      Year ended September 30,        1995         1994
- -------------------------------------------------------- ------------ ----------
Deferred profit on sale/leaseback
     transactions.........................................$14,559       $9,165
EPA reserve...............................................  7,350        6,420
Software license reserve..................................  7,672        ----
Other..................................................... 31,006       19,442
                                                           ------       ------
                                                          $60,587      $35,027
                                                          =======      =======

     Xidex was designated by the United States Environmental Protection Agency ("EPA") as a potentially responsible party for investigatory and cleanup costs incurred by state and federal authorities involving locations included on a list of EPA's priority sites for investigation and remedial action under the federal Comprehensive Environmental Response, Compensation, and Liability Act. The EPA reserve noted above relates to the Company's estimated liability for cleanup costs for the aforementioned locations and other sites, both foreign and domestic. The Company's estimate of the Debtors' contingent liability for such cleanup costs is $6.5 million, and such amount is included in the Company's estimate of Class 7 Claims. In particular, the Company's estimates of its contingent liabilities for the sites described on Schedule II to this Disclosure Statement are as follows: Resolve ($471,000); Union Chemical ($50,000); Lorentz Drum ($65,000); Solvent Recovery Services ($200,000); Santa Clara ($100,000); Holyoke ($2,075,000); Sunnyvale, Soquel ($3,796,483); Sunnyvale, Pastoria ($185,162); and Omaha ($25,000). No material losses are expected in excess of
the                 liabilities                  recorded                 above.


NOTE 18.  EARNINGS (LOSS) PER SHARE:

     The computation of earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable, primarily from stock options, exercise of warrants and acquisitions. Fully diluted earnings (loss) per share also reflect additional dilution related to stock options due to the use of the market price at the end of the period, when higher than the average price for the period.

     The weighted average number of common and common equivalent shares used to compute earnings per share is:

       Year ended September 30,                           1995         1994        1993
- ------------------------------ ----------------- ---------------- ------------ -----------
For earnings (loss) per common and common
    equivalent share..............................  46,061,818     47,335,723   42,749,933
For earnings (loss) per share assuming              46,061,818     47,534,985   42,964,380
    full dilution.................................

NOTE 19.  INTERNATIONAL OPERATIONS:

     Anacomp's international operations are conducted principally through subsidiaries, a substantial portion of whose operations are located in Western Europe. Information as to U.S. and international operations for the years ended September 30, 1995, 1994 and 1993 is as follows:

1995

(Dollars in thousands)                    U.S.         International    Elimination     Consolidated
- -------------------------------------- ----------     ---------------- ---------------  --------------

Customer sales......................   $ 404,239     $  186,950        $ ----           $ 591,189
Inter-geographic....................      24,973           ----          (24,973)            ----
                                          ------       --------           -------       ---------

Total sales.........................   $ 429,212     $  186,950        $ (24,973)       $ 591,189
                                       =========      ==========        ==========      ==========
Operating income (loss).............   $(135,811)    $    7,622        $    ----        $(128,189)
                                       ==========     ===========       ==========      ==========
Identifiable assets.................   $ 350,310     $    70,719      $      ----         $ 421,029
                                       ==========     ============      ==========      ===========
1994

Customer sales......................   $ 421,339     $  171,260        $ ----           $ 592,599
Inter-geographic....................      23,726         ------           (23,726)           ----
                                          ------       --------           -------       ---------

Total sales.........................   $ 445,065     $  171,260        $ (23,726)       $ 592,599
                                       =========      ==========        ==========      ==========
Operating income (loss).............   $  60,794     $   18,783        $    ----        $  79,577
                                       ==========     ===========       ==========      ==========
Identifiable assets.................   $ 590,743     $    67,896      $      ----       $ 658,639
                                       ==========     ============      ==========      ===========
1993

Customer sales......................   $ 414,726     $  175,482        $ ----           $ 590,208
Inter-geographic....................      26,101         ------          (26,011)           ----
                                          ------       --------           -------       ---------
Total sales.........................   $ 440,827     $  175,482        $ (26,101)       $ 590,208
                                       =========     ===========       ==========      ==========
Operating income (loss).............   $  66,883     $   21,751        $    ----        $  88,634
                                       ==========    ===========       ==========      ==========
Identifiable assets.................   $ 570,863     $    72,685      $      ----       $ 643,548
                                       ==========    ===========       ==========      ===========

NOTE 20.  QUARTERLY FINANCIAL DATA (UNAUDITED):


(Dollars in thousands, except per share        First Quarter      Second Quarter     Third Quarter      Fourth Quarter
amounts)
- --------------------------------------------- ----------------- ------------------- ----------------- -------------------
Fiscal 1995
Revenues................................          $ 151,812         $ 151,489           $ 148,933         $ 138,955
Gross profit............................             42,089            39,667              39,147            29,619
Net income (loss).......................                281            (7,664)           (138,829)          (92,114)
Preferred stock dividends and discount
    accretion...........................                540               539                 540               539
                                                        ---               ---                 ---               ---
Net loss to common Stockholders.........         $     (259)        $  (8,203)         $ (139,369)       $  (92,653)
                                                 ==========         =========          ==========        ==========
Earnings (loss) per common share
    (primarily and fully diluted):
Net loss to common Stockholders.........         $      (.01)   $        (.18)      $         (3.02)  $         (2.01)
Fiscal 1994
Revenues................................          $ 136,949         $ 146,569           $ 145,581         $ 163,500
Gross profit............................             41,337            42,049              40,944            47,786
Income before cumulative effect of
    accounting change...................              1,401               942               2,185             2,427
Cumulative effect on prior years of a
    change in accounting for
    income taxes........................              8,000            -----               ------            ------
                                                      -----            -----               ------            ------
Net income..............................              9,401               942               2,185        $    2,427
Preferred stock dividends and discount
    accretion...........................                540               539                 540               539
                                                        ---               ---                 ---               ---
Net income available to common
    Stockholders........................         $    8,861        $      403          $    1,645        $    1,888
                                                 ==========        ==========          ==========        ==========
Earnings per common share
    (primarily and fully diluted):
    Income before cumulative effect of
       accounting change (net of
       preferred stock dividends).......       $           .02   $           .01     $           .03   $           .04
Net income available to common
    Stockholders........................                   .20               .01                 .03               .04

NOTE 21.  VALUATION AND QUALIFYING ACCOUNTS AND RESERVES:

         The following is a summary of activity in the Company's valuation and qualifying accounts and reserves for the years ended September 30, 1995, 1994 and 1993:

                                                     Balance at      Charged to                    Balance at
                                                    beginning of     costs and                    end of period
                   Description                         period         expenses      Deductions
- --------------------------------------------------- -------------- --------------- -------------- --------------
(Dollars in thousands) Year ended September 30, 1995:


    Allowance for doubtful accounts............     $    3,550     $    4,670      $     853[1]   $    7,367
                                                    ==========     ==========      ========= =    ==========

Year ended September 30, 1994:
- -----------------------------


    Allowance for doubtful accounts............     $    4,245     $     (268)     $     427[1]   $    3,550
                                                    ==========     ==========      ========= =    ==========

Year ended September 30, 1993:
- -----------------------------


    Allowance for doubtful accounts............     $    7,365     $      669      $   3,789[1]   $    4,245
                                                    ==========     ==========      ========= =    ==========

[1]      Uncollectible accounts written off, net of recoveries.



NOTE 22.  SUBSEQUENT EVENTS:

     Subsequent to September 30, 1995 Anacomp sold its Image Conversion Services Division ("ICS") for approximately $13.5 million which resulted in a net gain to the Company of approximately $6.2 million. The proceeds from this sale were used to reduce the principal balance on certain senior debt. The ICS division performed source document microfilm services at several facilities around the country generating approximately $20.0 million of revenues per year.


     On January 5, 1996, the Company filed a prenegotiated Debtors Joint Plan of
Reorganization   with  the  U.S.  Bankruptcy  Court.  See  Note  2  for  further discussion.

                                  ANACOMP, INC.


                                    IMPORTANT

     Any Holder of Claims or Interests solicited pursuant to this Disclosure Statement who wishes to vote with respect to the Plan should complete and sign the applicable Ballot or Master Ballot in accordance with the instructions set forth in this Disclosure Statement and return such Ballot or Master Ballot in accordance with the instructions set forth thereon.

                                The Ballot Agent:

                              LOGAN & COMPANY, INC.
                              615 Washington Street
                                Hoboken, NJ 07030
                                 (201) 798-1031




                        By Mail/Hand/Overnight Delivery:

                              615 Washington Street
                                Hoboken, NJ 07030



                             The Information Agent:

                               MORROW & CO., INC.
                                909 Third Avenue
                               New York, NY 10022


                                ADDITIONAL COPIES

     Requests for additional copies of this Disclosure Statement should be directed to the Ballot Agent. You may also contact your local broker, dealer, commercial bank or trust company for assistance concerning the solicitation made pursuant to this Disclosure Statement.

                                   SCHEDULE I

                               LITIGATION MATTERS




AS DEFENDANT:

       CASE NAME

1.  Lopez v. Anacomp, Inc.
   (filed in Supreme Court,
   Bronx County, NY)

2.  In re: Xidex Corp. (report
   filed 11/9/92, Regulatory
   Audit Division, U.S. Customs
   Service, Department of the
   Treasury)

3.  Wishart v. Anacomp. Inc.
   (filed 8/27/93 in Superior
   Court, Hartford, CT)

4.  Colleen Morton v. Anacomp
   (filed 1/17/94 in State
   Court, San Jose, CA)

5.  Phillip Ramirez v. Anacomp
   (filed 1/20/94 before
   Workers Comp Appeals Board,
   CA)

6.  Fred Lucas v. Dysan Corp.
   (filed 5/2/94 before
   Workers Comp Appeals Board,
   CA)

7.  Estate of Faucett v.
   Anacomp, AmSouth Bank
   (filed 3/23/94 in
   Circuit Court, Jefferson
   County, Birmingham, AL)

8.  Victorio S. Solomon v.
   Anacomp (filed 5/11/95 in
   Superior Court, King County,
   Washington)

9.  Transamerica Occidental Life
   Ins. Co. v. Anacomp, Inc.
   (filed 4/24/95 in Superior
   Court, Los Angeles)

10  Raymond Hansen d/b/a New
   England Dataform v. Anacomp
   Inc. (filed 7/14/95 in
   Superior Court, Bridgeport
   CT)

11  Richard Dungey v. Anacomp,
   Inc. (filed 10/25/95 in
   U. S. District Court, Western
   District of Oklahoma)

12  Robert Stewart v. Anacomp
   Magnetics, a division of
   Anacomp, Inc. (filed
   12/4/95 in Court of Common
   Pleas, Hamilton County, OH)

13  Gloria Judkins v. Anacomp,
   Inc. (filed 11/95 in Superior
   Court, New Britain, CT)

14  Jodi Simonson v. Anacomp,
   Inc. (served on Anacomp in
   11/95, not yet filed in court
   in Minnesota)

15  People of the State of
   California v. Anacomp, Inc.
   (filed 1/5/96 in Superior
   Ct., Alameda County, CA)

16  Carol Force v. Daniel Young
   et al. (filed 12/28/95 in
   Superior Court, New Britain,
   CT)

17  Intercargo Insurance and
   Old Republic Insurance v.
   Anacomp, Inc. (filed
   11/8/95 in U.S. District
   Court, Northern District
   of California)

AS PLAINTIFF:

        CASE NAME

1. Anacomp v. Contract
  Microfilm, Inc. (filed
  10/22/93 in 73rd Judicial
  District, Bexar County, TX)

2. Anacomp v. Complete Date
  Services, Inc. (filed 6/28/91
  in U.S. District Court,
  Northern District of Texas)

3. Anacomp, et al. v.
  Churchill Truck Lines, Inc.
  (filed with Interstate
  Commerce Commission)

4. Anacomp, Inc. v. SRH. and
  Girard Davis (District
  Court, Colorado Springs)

5. Anacomp v. Bayer Corp.
  d/b/a Agfa division of Miles
  (filed 1/26/96 in U.S.
  District Court, Atlanta)

6. Anacomp v. COM Products, Inc.
  and Fuji Photo Film (filed
  1/26/96 in U.S. District
  Court, Atlanta)

7. Anacomp v. Fuji Photo Film
  (filed 1/31/96 in U.S.
  District Court, Atlanta)

OUTSTANDING DISCRIMINATION CHARGES BEFORE EEOC OR STATE AGENCY:

1.  Shannon Clark, EEOC, St. Louis.
   Sex discrimination alleged.

2. Katherine Bagley, Connecticut Commission on Human Rights, Hartford. Disability discrimination alleged.

3.  Beverly Elder, Nevada Equal Rights Commission, Las Vegas.
   Sex discrimination and retaliation alleged.

4.  David Hoopes, EEOC, Atlanta.
   Age and disability discrimination alleged.

5.  Sheree Roper, EEOC, Atlanta.
   Sex discrimination and retaliation alleged.

6.  Margarita Donahue, DFEH, San Jose.
   Sex discrimination alleged.

LIST OF ENVIRONMENTAL LAWSUITS AND ADMINISTRATIVE PROCEEDINGS PENDING AGAINST ANACOMP

LAWSUITS

1. People of the State of California vs. Anacomp, Inc. Filed January 5, 1996, Alameda County Superior Court, Case No. 761576-0. Alleged violations of state hazardous waste laws. (Soquel, Sunnyvale, California)

2. People of California vs. Xidex Corporation, Judgement Pursuant to Stipulation Case No. 619023. Filed December 31, 1986, Superior Court of Santa Clara. (Pastoria, Sunnyvale, California)

SUPERFUND CASES

1. Resolve Site, Massachusetts: Resolve Consent Decree; Civil Action Nos. CA89-0306-S and CA89-0307-S.

2. Cannons Site, Massachusetts: Administrative Order by Consent, Docket No. 1-87-1094.

3. Ace Autobody (Eastern Chemical): Consent Decree: Superior Court Civil Action Number 87-5777.

4. Solvent Recovery Services, Connecticut: Notice of Potential Liability dated June 11, 1992.

5. Lorentz Barrel and Drum, California: Administrative order on Consent, Order No. 92-29 dated October 23, 1992.

6. Union  Chemical,  South Hope,  Maine:  Section 3007 letter dated November 30,
1990.

GROUNDWATER CASES

1. 305 Soquel Way, Sunnyvale, California: Regional Water Quality Control Board Order 87-033.

2. 195 Appleton Street, Holyoke, Massachusetts: Notice of Responsibility letter from the Massachusetts Department of Environmental Quality Engineering dated February 12, 1990. Tier II Permit dated January 6, 1996.

                                   SCHEDULE II

                              ENVIRONMENTAL RESERVE


Superfund Sites

Resolve Site

Xidex Corporation, acquired by Anacomp in 1988, operated a microfilm coating plant in Holyoke Massachusetts from the mid 1970's to the early 1980's. During that time hazardous waste was shipped off-site to disposal facilities and those disposal facilities became Environmental Protection Agency Superfund sites. Xidex was held jointly liable for cleanup of the Resolve Chemical Superfund Site. Anacomp signed a consent agreement with the Environmental Protection Agency for the site cleanup and restoration of the Resolve Superfund site. The reserve amount is considered accurate and is based upon the latest estimates from the Resolve Site Group Executive Committee.

Union Chemical

The Holyoke facility also shipped hazardous waste to Union Chemical for disposal. This facility is also an Environmental Protection Agency Superfund site. Anacomp is held jointly liable for the site and has signed a consent agreement with the Environmental Protection Agency for the site cleanup. The reserve amount is based upon Environmental Protection Agency and Working Group estimates.

Lorentz Barrel and Drum

Xidex facilities located in Santa Clara and Sunnyvale, California shipped empty drums to Lorentz Barrel and Drum Company from 1980 to 1989. This site is now a Superfund site and Xidex was named a Potentially Responsible Party (PRP) by the Environmental Protection Agency. Anacomp is currently pursuing a de minimis settlement with the Environmental Protection Agency. The reserve amount is based upon a proposed settlement offer from the Environmental Protection Agency and DTSC.

Solvent Recovery Services

The Xidex facility in Holyoke shipped solvents for recycling and disposal to Solvent Recovery Services (SRS) in Southington, Connecticut. The SRS is now a Superfund site. Xidex was named in PRP in 1992. The reserve amount is based upon Xidex's percent of total materials shipped to the site and projected cleanup costs.

Holyoke

Soil and Groundwater Investigation and Remediation

Releases from product storage and waste underground storage tanks impacted shallow groundwaters at the Holyoke facility. The underground storage tanks were removed in 1988 (some tanks were abandoned in place with the consent of the local fire department). Groundwater investigation conducted between 1989 and 1994 determined that the groundwater contains elevated levels of volatile organic compounds and metals. Remediation of soils and groundwater will be required.

Anacomp is currently conducting a risk assessment of the facility, which will be followed by the design of a remediation system. The reserve amounts are based upon estimates prepared by the consulting firm of ICF Kaiser Engineers and Groundwater Technology, Inc.

Soquel Facility, Sunnyvale, California

Replacement of Groundwater Treatment System

Groundwater at the facility was impacted by seven volatile organic compounds. The facility operated a groundwater treatment system from 1987 to 1992. The treatment system must be replaced. The reserve amount is based upon an estimate prepared by the consulting firm of Wahler Associates (now known as RUST) for the construction of a biological treatment system.

Groundwater Treatment and Operation.

The new treatment system will require operation and maintenance. The reserve amount is an estimate of operation and maintenance costs for an estimated period of 5 to 8 years. The reserve cost was estimated based upon communications with Wahler Associates and EOA.

Groundwater Monitoring and Reporting

The California Regional Water Quality Control Board requires quarterly groundwater monitoring and reporting. The reserve includes the cost of this monitoring for an anticipated 8 years. The reserve also includes money for monitoring in accordance with National Pollutant Discharge Elimination System (NPDES) permit requirements. Reserve costs were estimated based upon communications with Wahler Associates, EOA and ICF Raiser Engineers.

Closure of Monitoring Wells

At the end of the groundwater project, Anacomp will be required to properly close the existing monitoring and extraction wells. This requires pulling the well casing, overdrilling the existing hole and backfilling the hole with bentonite grout. This reserve covers the cost of closing all extraction and monitoring wells at the site. This reserve cost was estimated based upon closure of wells at another site in California.

RCRA Closure

The facility is classified by the Environmental Protection Agency and the California Department of Toxic Substances Control (DTSC) as a hazardous waster treatment, storage and disposal facility (TSDF) pursuant to Resource Conservation and Recovery Act (RCRA) regulations. This status is related to Xidex's operation of the facility, during which time hazardous wastes were stored longer than 90 days.

RCRA regulations require the facility to have a Closure Plan and Closure Cost Estimates for remediating the facility at closure. The reserve for the RCRA closure is based upon regulatory requirements relating to the Closure Plan and Closure Cost Estimates. Even though the facility is closed, the requirement continues until the agencies approve the Closure Plan.

The facility is now in the process of Closure. Closure costs were developed by RUST and approved by DTSC.

Coating Room Release

Aancomp discovered a release had occurred in the coating room at the facility in 1994. An investigation of the release defined the depth and radius of the release. The reserve is based upon engineering consulting estimates for remediation of the release.

Pastoria Facility, Sunnyvale, California

Mix Room Release and Remediation

In 1990 Anacomp discovered a release of solvents to soils beneath the room referred to as the Magnetics Mix Room. Xidex used this room to mix coatings for flexible magnetic media. Investigation of the soils revealed that several organic chemicals were present in the soils beneath the room, mostly to a depth of 10 feet below ground surface. The release was investigated and in 1993 Anacomp installed a soil vapor extraction system to remediate the release. The reserve includes funds for the operation and maintenance of the soil vapor extraction system and preparation of quarterly reports submitted to the Regional Water Quality Control Board. The reserve amount is based upon actual operating costs.

Potential Fines

The Pastoria Facility is part of the facility regulated by the Environmental Protection Agency and DTSC as a TSDF. This reserve was established as a contingency for possible fines associated with allegations by DTSC of past activities related to the operation of the facility. The reserve amount is based upon an offer made by DTSC and negotiation discussions.

                                                    APPENDIX I




                         UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE




- --------------------------------------

In re:

   KALVAR MICROFILM, INC.,                    Chapter 11
   ANACOMP, INC., ANACOMP
   INTERNATIONAL N.V.,                        Case No. 96-15 (HSB)
   FLORIDA A A C CORPORATION
   and XIDEX DEVELOPMENT COMPANY,             Jointly Administered

- --------------------------------------



              DEBTORS' SECOND AMENDED JOINT PLAN OF REORGANIZATION



Dated:  March 28, 1996


     KALVAR MICROFILM, INC., ANACOMP, INC., ANACOMP INTERNATIONAL N.V., FLORIDA A A C CORPORATION and XIDEX DEVELOPMENT COMPANY, Debtors and Debtors-in-Possession (collectively, the "Debtors") in the above-captioned
Chapter  11  cases,   propose  the  following   Second  Amended  Joint  Plan  of
Reorganization (the "Plan") pursuant to Section 1121(a) of Title 11 of the United States Code, as amended.

                                TABLE OF CONTENTS


I DEFINITIONS AND RULES OF CONSTRUCTION......................................1

      Administrative Claim...................................................1
      Allowed................................................................1
      Allowed Claim..........................................................1
      Allowed Interest.......................................................1
      Amended Anacomp Articles...............................................1
      Amended Anacomp Bylaws.................................................1
      Amended and Restated Master Agreement..................................1
      Anacomp................................................................2
      Anacomp Debentures Guarantee...........................................2
      Anacomp Guarantee......................................................2
      Anacomp International..................................................2
      Bankruptcy Code........................................................2
      Bankruptcy Court.......................................................2
      Bankruptcy Rules.......................................................2
      Business Day...........................................................2
      Carlisle Note..........................................................2
      Carlisle Note Claim....................................................2
      Cash...................................................................2
      Cash Collateral Amount.................................................2
      Cash Collateral Order..................................................3
      Cash Sweep Amount......................................................3
      Cedel..................................................................3
      Chapter 11.............................................................3
      Chapter 11 Cases.......................................................3
      Chapter 11 Schedules...................................................3
      Citibank Agency Amount.................................................3
      Citibank Letter Agreement..............................................3
      Claim..................................................................3
      Class..................................................................3
      Collateral Agent.......................................................3
      Confirmation...........................................................4
      Confirmation Date......................................................4
      Confirmation Hearing...................................................4
      Confirmation Order.....................................................4
      Consolidated Claim.....................................................4
      Consolidated Debtors...................................................4
      Consolidated Estates...................................................4
      Credit Agreement.......................................................4
      Creditor...............................................................4
      Creditors' Committee...................................................4
      Debt Security Claims...................................................4
      Debtor or Debtors......................................................4
      Disbursing Agent.......................................................4
      Disclosure Statement...................................................4
      Disputed Claim.........................................................4
      Disputed Interest......................................................5
      Distribution Record Date...............................................5
      Domestic Subsidiaries..................................................5
      Effective Date.........................................................5

      Employee Options.......................................................5
      Encumbrance............................................................5
      Entity.................................................................5
      Estates................................................................5
      Euroclear..............................................................6
      File, Filed, or Filing.................................................6
      Final Order............................................................6
      Florida A A C..........................................................6
      Foreign Subsidiaries...................................................6
      General Unsecured Claim................................................6
      Holder.................................................................6
      Impaired Claim.........................................................7
      Indenture Trustee Charging Lien........................................7
      Indenture Trustee Claim................................................7
      Intercompany Claim.....................................................7
      Interest...............................................................7
      Kalvar.................................................................7
      Lending Parties........................................................7
      Letter of Credit Cash Amount...........................................7
      Lien...................................................................7
      Limited Bar Date.......................................................7
      Limited Bar Date Order.................................................7
      Merged Subsidiaries....................................................8
      Miscellaneous Secured Claim............................................8
      Multicurrency Borrowers................................................8
      Multicurrency Lenders..................................................8
      Multicurrency Revolver Loan Agreement..................................8
      New Carlisle Note......................................................8
      New Common Stock.......................................................8
      New Indenture Trustees.................................................8
      New LC Facility........................................................8
      New Management Incentive Plan..........................................8
      New Senior Secured Notes...............................................8
      New Senior Secured Notes Indenture.....................................8
      New Senior Secured Notes Indenture Trustee.............................9
      New Senior Secured Notes Security and Pledge Agreement.................9
      New Senior Subordinated Notes..........................................9
      New Senior Subordinated Notes Indenture................................9
      New Senior Subordinated Notes Indenture Trustee........................9
      New Warrant Agent......................................................9
      New Warrant Agreement..................................................9
      New Warrants...........................................................9
      Old Collateral Documents...............................................9
      Old Common Stock......................................................10
      Old Credit Facilities.................................................10
      Old Credit Facilities Note............................................10
      Old Credit Facilities Secured Claim...................................10
      Old Indentures........................................................10
      Old Indenture Trustees................................................10
      Old 9% Subordinated Debentures........................................10
      Old 9% Subordinated Debentures Claim..................................10
      Old 9% Subordinated Debentures Indenture..............................10
      Old 9% Subordinated Debentures Indenture Trustee......................11

      Old Preferred Stock...................................................11
      Old Security or Old Securities........................................11
      Old Senior Notes......................................................11
      Old Senior Notes Secured Claim........................................11
      Old Senior Subordinated Notes.........................................11
      Old Senior Subordinated Notes Claim...................................11
      Old Senior Subordinated Notes Indenture...............................11
      Old Senior Subordinated Notes Indenture Trustee.......................11
      Old Subordinated Debentures...........................................11
      Old Subordinated Debentures Claims....................................11
      Old 13.875% Subordinated Debentures...................................12
      Old 13.875% Subordinated Debentures Claim.............................12
      Old 13.875% Subordinated Debentures Indenture.........................12
      Old 13.875% Subordinated Debentures Indenture Trustee.................12
      Old Transfer Agent....................................................12
      Old Warrants..........................................................12
      Ordinary Course Professionals Order...................................12
      Petition Date.........................................................12
      Plan..................................................................12
      Plan Documents........................................................12
      Plan Securities.......................................................12
      Post-Petition Trade Claim.............................................12
      Premium Amount........................................................13
      Priority Claim........................................................13
      Priority Tax Claim....................................................13
      Professional..........................................................13
      Pro Rata..............................................................13
      Registration Rights Agreement.........................................13
      Rejection Claim.......................................................13
      Releasees.............................................................13
      Reorganized Anacomp...................................................13
      Reorganized Florida A A C.............................................13
      Revolving Loan Agreement..............................................13
      Secured Claim.........................................................14
      Series B Note Purchase Agreement......................................14
      Series B Purchasers...................................................14
      Shelf Registration Statement..........................................14
      Subsidiaries..........................................................14
      Term Loan Agreements..................................................14
      Trade Claim...........................................................14
      Treasury Rate.........................................................14
      Unimpaired Claim......................................................14
      Unimpaired Excepted Claim.............................................14
      Unimpaired Non-Excepted Claim.........................................15
      Unofficial Senior Subordinated Committee..............................15
      Xidex.................................................................15
      Interpretation and Rules of Construction..............................15
      Other Terms...........................................................15
      Headings..............................................................15
      Incorporation of Exhibits.............................................15

II CLASSIFICATION OF CLAIMS AND INTERESTS...................................15

   2.1 Pre-Petition Claims and Equity Interests Classified..................15
   2.2 Administrative Claims and Priority Tax Claims........................16
   2.3 Claims Against and Interests in the Debtors..........................16


III IDENTIFICATION OF IMPAIRED CLASSES OF CLAIMS AND EQUITY INTERESTS.......17

   3.1 Impaired Classes of Claims...........................................17
   3.2 Unimpaired Classes of Claims and Equity Interests....................17
   3.3 Impairment Controversies.............................................17


IV TREATMENT OF ADMINISTRATIVE AND PRIORITY TAX CLAIMS......................17

   4.1 Fees of Professionals and Claims for Substantial Contribution........17
   4.2 Ordinary Course Liabilities..........................................17
   4.3 Priority Tax Claims..................................................17


V TREATMENT OF CLAIMS AND INTERESTS.........................................18

   5.1 Class 1. Priority Claims.............................................18
   5.2 Class 2.  Old Credit Facilities Secured Claims and Old Senior Notes
                 Secured Claims.............................................18
   5.3 Class 3.  Miscellaneous Secured Claims...............................19
   5.4 Class 4.  Carlisle Note Claim........................................19
   5.5 Class 5.  Old Senior Subordinated Notes Claims.......................19
   5.6 Class 6.  Old Subordinated Debentures Claims.........................19
   5.7 Class 7.  General Unsecured Claims...................................20
   5.8 Class 8.  Old Preferred Stock........................................20
   5.9 Class 9.  Old Common Stock...........................................20
   5.10 Class 10.  Claims for Issuance of Old Common Stock..................21
   5.11 Class 11.  Intercompany Claims......................................21
   5.12 Allocation Between Principal and Accrued Interest...................21


VI MEANS FOR EXECUTION OF THE PLAN..........................................21

   6.1 General Corporate Matters............................................21
      Cancellation of Old Securities, Instruments and Agreements Relating
      to Impaired Claims and Interests......................................21
      Effectiveness of Securities, Instruments and Agreements...............22
      Corporate Action......................................................22
      Management and Board of Directors.....................................22
      Substantive Consolidation.............................................22
      Extinguishment of Guarantees..........................................23
      Continued Corporate Existence and Vesting of Assets in Reorganized
      Anacomp...............................................................23
      Continued Corporate Existence and Vesting of Assets in Reorganized
      Florida A A C.........................................................23
   6.2 Distributions........................................................24
      Generally.............................................................24
      Distributions to Holders of Allowed Old Credit Facilities
      Secured Claims........................................................24
      Distributions to Holders of Allowed Debt Security Claims..............24
      Distributions to Holders of Other Claims and Interests................24
      Compensation for Services Related to Distribution.....................25
      Delivery of Distributions and Undeliverable or Unclaimed
      Distributions.........................................................25
      Distribution Record Date..............................................26
      Means of Cash Payments................................................27
      Fractional Plan Securities............................................27
      Surrender of Canceled Instruments or Securities.......................28
      Fees and Expenses of Senior Lenders...................................29
      Setoff................................................................29
   6.3 Indenture Trustee Charging Liens.....................................29
   6.4 Retiree Benefits.....................................................30
   6.5 Exemptions from Securities Laws and Shelf Registration...............30

VII ACCEPTANCE OR REJECTION OF THE PLAN.....................................30

   7.1 Classes Entitled to Vote.............................................30
   7.2 Class Acceptance Requirement.........................................30
   7.3 Confirmation Notwithstanding a Rejection of Plan by an
       Impaired Class.......................................................31


VIII PROCEDURE FOR RESOLVING DISPUTED CLAIMS................................31

   8.1 Unimpaired Excepted Claims Generally.................................31
   8.2 Unimpaired Non-Excepted Claims Generally.............................32
   8.3 Rejection Claims.....................................................33
   8.4 Disputed Claims......................................................33
   8.5 Authority to Oppose Claims...........................................33
   8.6 Treatment of Disputed Claims and Disputed Interests..................33


IX EXECUTORY CONTRACTS......................................................33

   9.1 General Treatment....................................................33
   9.2 Bar to Rejection Damages.............................................34
   9.3 Cure of Defaults for Executory Contracts and
       Unexpired Leases.....................................................34


X CONDITIONS TO CONFIRMATION AND THE OCCURRENCE OF
  THE EFFECTIVE DATE........................................................34

   10.1 Conditions to Confirmation..........................................34
   10.2 Conditions to the Occurrence of the Effective Date..................34


XI EFFECTS OF CONFIRMATION AND EFFECTIVENESS OF PLAN........................35

   11.1 Discharge of Claims.................................................35
   11.2 Discharge of Debtors................................................35
   11.3 Survival of Indemnification Claims and Obligations..................36
   11.4 Termination of Claims of Contractual Subordination Against
        Holders of Old Senior Subordinated Notes Claims36
   11.5 Termination of Claims of Contractual Subordination Against
        Holders of Old Subordinated Debentures Claims.36

XII RELEASES AND INJUNCTION.................................................36

   12.1 Releases............................................................36
   12.2 No Liability for Solicitation or Participation......................37
   12.3 Limitation of Liability.............................................37
   12.4 General Injunction..................................................38
   12.5 Section 346 Injunction..............................................38


XIII RETENTION OF JURISDICTION..............................................38

   13.1 Scope of Jurisdiction...............................................38
   13.2 Failure of the Bankruptcy Court to Exercise Jurisdiction............39


XIV MISCELLANEOUS PROVISIONS................................................40

   14.1 Compliance With Tax Requirements....................................40
   14.2 Discharge of Old Indenture Trustees.................................40
   14.3 Post-Effective Date Fees and Expenses of Professionals..............40
   14.4 Vesting of Property of the Debtors..................................40
   14.5 Causes of Action....................................................41
   14.6 Assumption of Liabilities...........................................41
   14.7 Other Documents and Actions.........................................41
   14.8 Section 1146 Exemption..............................................41
   14.9 Binding Effect......................................................42
   14.10 Governing Law......................................................42
   14.11 Filing of Additional Documents.....................................42
   14.12 Dissolution of Creditors' Committee................................42
   14.13 Amendments and Modifications.......................................42
   14.14 Revocation.........................................................43
   14.15 Severability.......................................................43
   14.16 Notices............................................................43
   14.17 De Minimis Distributions...........................................44
   14.18 Plan and Plan Documents Control....................................44


EXHIBITS

1    Form of Amended Anacomp Articles
2    Form of Amended Anacomp Bylaws
3    Form of New Senior Secured Notes Indenture
4    Form of New Senior Secured Notes Security and Pledge Agreement
5    Form of New Senior Subordinated Notes Indenture
6    Form of New Warrant Agreement
7    Form of New Warrants
8    Form of Registration Rights Agreement


ANNEXES

A        Summary of Terms of New Senior Secured Notes
B        Summary of Terms of New Senior Subordinated Notes
C        List of Merged Subsidiaries

                                    ARTICLE I

                      DEFINITIONS AND RULES OF CONSTRUCTION


     The following terms used in the Plan shall, unless the context otherwise clearly requires, have the meanings specified below, and such meanings shall be equally applicable to both the singular and plural forms of such terms.

     1.1  "Administrative  Claim"  shall mean a Claim or expense  allowed  under
Section 503(b) of the Bankruptcy Code that is entitled to priority under Section 507(a)(1) of the Bankruptcy Code, including, without limitation, amounts required to be paid in connection with any assumption of executory contracts and unexpired leases and all Post-Petition Trade Claims.

     1.2 "Allowed" shall mean with respect to any Claim or Interest, a Claim or Interest as to which no objection to the allowance thereof, or motion to estimate for purposes of allowance, shall have been Filed on or before any applicable period of limitation that may be fixed by the Bankruptcy Code, the Bankruptcy Rules and/or the Bankruptcy Court, or as to which any objection, or any motion to estimate for purposes of allowance, shall have been so Filed, to the extent allowed by a Final Order.

     1.3 "Allowed Claim" shall mean a Claim, or a portion thereof, including any guarantee by any Debtor of such right, if any, (i) that is deemed allowed under the Plan, (ii) that has been scheduled by a Debtor as other than contingent, disputed or unliquidated, (iii) proof of which has been timely filed with the Bankruptcy Court and as to which the period of time in which to file objections as fixed by the Bankruptcy Code, the Bankruptcy Rules, the Plan or an order of the Bankruptcy Court, has expired with no such objection having been filed, or
(iv) that has been allowed by a Final Order of the Bankruptcy Court.

     1.4 "Allowed Interest" shall mean an Interest (i) that is deemed allowed under the Plan, (ii) that has been scheduled by a Debtor, (iii) proof of which has been timely filed with the Bankruptcy Court and as to which the period of time in which to file objections as fixed by the Bankruptcy Code, the Bankruptcy Rules, the Plan or an order of the Bankruptcy Court, has expired with no such objection having been filed, or (iv) that has been allowed by a Final Order of the Bankruptcy Court.

     1.5 "Amended Anacomp Articles" shall mean the amended and restated articles of incorporation of Reorganized Anacomp to become effective on the Effective Date, substantially in the form as which will be Filed as Exhibit 1 to this Plan at or prior to the Confirmation Hearing.

     1.6 "Amended Anacomp Bylaws" shall mean the amended and restated by-laws of Reorganized Anacomp to become effective on the Effective Date, substantially in the form as which will be Filed as Exhibit 2 to this Plan at or prior to the Confirmation Hearing.

     1.7 "Amended and Restated Master Agreement" shall mean the agreement, dated as of March 22, 1993, as amended, among Anacomp, the Multicurrency Borrowers, the Lending Parties, the Multicurrency Lenders, the Series B Purchasers, The First National Bank of Chicago, as Multicurrency Agent, and Citibank, N.A. as Agent, Administrative Agent and Collateral Agent.

     1.8 "Anacomp" shall mean Anacomp, Inc., an Indiana corporation, prior to the Petition Date and as debtor and debtor-in-possession in the Chapter 11 Cases.

     1.9 "Anacomp Debentures Guarantee" shall mean the guarantee by Anacomp, dated as of January 1, 1981 and as amended, of the obligations of Anacomp International, as issuer, of the Old 9% Subordinated Debentures.

     1.10 "Anacomp Guarantee" shall mean the guarantee, dated as of March 22, 1993, by Anacomp of the obligations of Anacomp S.A., a French corporation, Anacomp GmbH, a German corporation, Xidex GmbH, a German corporation, Anacomp Italia SRL, an Italian corporation, Anacomp A.B., a Swedish corporation, Anacomp Holdings Ltd., a United Kingdom corporation, Anacomp Ltd., a United Kingdom corporation, and Xidex (U.K.) Ltd., a United Kingdom corporation, pursuant to the Multicurrency Revolver Loan Agreement and the Amended and Restated Master Agreement.

     1.11 "Anacomp International" shall mean Anacomp International N.V., a Netherlands Antilles corporation, prior to the Petition Date and as debtor and debtor-in-possession in the Chapter 11 Cases.

     1.12 "Bankruptcy Code" shall mean Title 11 of the United States Code, as now in effect and as amendments hereinafter are applicable.

     1.13 "Bankruptcy Court" shall mean the United States Bankruptcy Court for the District of Delaware, or any other court of competent jurisdiction exercising jurisdiction over the Chapter 11 Cases.

     1.14 "Bankruptcy Rules" shall mean the Rules of Bankruptcy Procedure, as amended and promulgated under Section 2075, Title 28, United States Code.

     1.15 "Business Day" shall mean any day except a Saturday, Sunday, or any other day on which commercial banks are authorized by law to close in the State of New York.

     1.16 "Carlisle Note" shall mean that certain 10% unsecured note due 1998, payable to Carlisle Companies Incorporated and issued by Anacomp in connection with the acquisition of Graham Magnetics, Inc.

     1.17 "Carlisle Note Claim" shall mean any Claim arising under, based upon or otherwise related to the Carlisle Note, including, without limitation, all Allowed Claims for principal, interest, fees, expenses, or other amounts payable under or with respect to the Carlisle Note.

     1.18 "Cash" shall mean cash or cash equivalents.

     1.19 "Cash Collateral Amount" shall mean an amount of Cash, if any, equal to all accrued and unpaid interest, as of the Effective Date, that is payable to the Holders of the Old Credit Facilities Secured Claims and the Holders of the Old Senior Notes Secured Claims pursuant to the terms of Paragraph 4(d) of the Cash Collateral Order.

     1.20  "Cash   Collateral   Order"  shall  mean  that  certain  Final  Order
Authorizing Use of Cash Collateral, which was signed by the Bankruptcy Court on January 31, 1996, as amended from time to time.

     1.21 "Cash Sweep Amount" shall mean an amount of Cash equal to $7.5 million. 1.22 "Cedel" shall mean Cedel S.A., a European securities clearinghouse with an address at 67 Belgrande, Duchesee Charlotte, L-1010 Luxembourg.

     1.23 "Chapter 11" shall mean Chapter 11 of the Bankruptcy Code.

     1.24 "Chapter 11 Cases" shall mean these cases under Chapter 11 with respect to the Debtors, pending or to be pending in the District of Delaware, administered as In re Kalvar Microfilm Inc., Anacomp, Inc., Anacomp International N.V., Florida A A C Corporation and Xidex Development Company, Chapter 11 Case Nos. 96-15 (HSB) through 96-19 (HSB).

     1.25 "Chapter 11 Schedules" shall mean the schedules of assets and liabilities and the statements of financial affairs that may be filed by the Debtors with the Bankruptcy Court, in the form filed or as may thereafter be amended, modified or supplemented in accordance with the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court's local bankruptcy rules.

     1.26 "Citibank Agency Amount" shall mean an amount of Cash equal to $1,033,333.35 less any amounts paid to Citibank, N.A. pursuant to the Citibank Letter Agreement between March 21, 1996 and the Effective Date.

     1.27 "Citibank Letter Agreement" shall mean that certain Other Fees Letter No. 2, dated as of September 1, 1990, between Anacomp and Citibank, N.A.

     1.28 "Claim" shall mean (i) any right to payment from any Debtor arising before the Confirmation Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) any right to an equitable remedy against any Debtor arising before the Confirmation Date for breach of performance if such breach gives rise to a right of payment from such Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and shall include any guarantee by any Debtor of such right, if any.

     1.29  "Class"  shall  mean a class of Claims or  Interests  as  defined  in
Article II of the Plan.

     1.30 "Collateral Agent" shall mean Citibank, N.A., as collateral agent under the Old Collateral Documents.

     1.31 "Confirmation" shall mean the entry of the Confirmation Order by the Bankruptcy Court pursuant to Section 1129 of the Bankruptcy Code.

     1.32 "Confirmation Date" shall mean the date on which the Confirmation Order is entered on the docket maintained in the Chapter 11 Cases by the Clerk of the Bankruptcy Court.

     1.33 "Confirmation Hearing" shall mean the hearing pursuant to which the Bankruptcy Court signed the Confirmation Order.

     1.34 "Confirmation Order" shall mean an order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

     1.35 "Consolidated Claim" shall mean any Claim of any Consolidated Debtor against any other Consolidated Debtor.

     1.36  "Consolidated   Debtors"  shall  mean  Kalvar,   Anacomp  and  Xidex,
collectively.

     1.37 "Consolidated Estates" shall mean the substantively consolidated estates of Kalvar, Anacomp and Xidex.

     1.38 "Credit Agreement" shall mean the agreement dated as of October 24, 1990 and as amended by and among Anacomp, the Lending Parties and the Collateral Agent.

     1.39 "Creditor" shall mean any entity that is the holder of any Claim against the Debtors that arose on or before the Petition Date or any Claim against the Debtors' Estates of a kind specified in Sections 502(g), 502(h), or 502(i) of the Bankruptcy Code.

     1.40 "Creditors' Committee" shall mean the official committee of unsecured creditors appointed in the Chapter 11 Cases by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code, as constituted by the addition or removal of members from time to time.

     1.41 "Debt Security Claims" shall mean the Old Senior Note Secured Claims, the Old Senior Subordinated Note Claims and the Old Subordinated Debentures Claims, collectively.

     1.42   "Debtor"  or   "Debtors"   shall  mean  Kalvar,   Anacomp,   Anacomp
International, Florida A A C and Xidex, individually or collectively, as the context may require.

     1.43 "Disbursing Agent" shall mean any Entity or Entities designated in the Confirmation Order to make distributions required under the Plan, and may include Reorganized Anacomp when acting in such capacity.

     1.44 "Disclosure Statement" shall mean the Joint Disclosure Statement, dated January 12, 1996, that was Filed by the Debtors and approved by the Bankruptcy Court in connection with the Plan, as may be further amended, modified, restated, or supplemented from time to time.

     1.45 "Disputed Claim" shall mean any Claim, to the extent it has not since become an Allowed Claim, (i) listed on the Chapter 11 Schedules as unliquidated, disputed or contingent, or (ii) as to which the Debtors or any other party in interest has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection or request for estimation has not been withdrawn or determined by a Final Order.

     1.46 "Disputed Interest" shall mean an Interest in the Debtors to the extent it has not become an Allowed Interest, (i) listed on the Chapter 11 Schedules as contingent, unliquidated or disputed, or (ii) as to which the Debtors or any other party in interest has interposed a timely objection in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection has not been withdrawn or determined by Final Order.

     1.47 "Distribution Record Date" shall mean the date specified in the Confirmation Order as the Distribution Record Date with respect to each Class, or, if no such date is specified, the Business Day immediately prior to the Effective Date.

     1.48 "Domestic Subsidiaries" shall mean Florida A A C, Computer Services Corporation, a Michigan corporation, Kalvar, Applied Peripheral Systems, Inc., a California corporation, Cadren Systems Corporation, a California corporation, Data Management Labs, Inc., a California corporation, Dysan International Sales Corporation, a California corporation, Dysan International Sales Corporation II, a California corporation, Teksad Corporation, a California corporation, U.S. Video Corporation, a California corporation, Xidex, Xidex International Sales Corporation, a California corporation, and Xidex Magnetics International Sales
Corporation, a California corporation in which (except for Computer Services Corporation) 99% or more of the outstanding equity having ordinary voting power to elect a majority of the board of directors or other managers of such Entity is owned directly or indirectly by Anacomp or Reorganized Anacomp.

     1.49 "Effective Date" shall mean a Business Day selected by the Debtors that is the later of (i) a day that is not less than ten (10) nor more than thirty (30) days after the Confirmation Date, and (ii) the first Business Day on which all conditions to the occurrence of the Effective Date have been satisfied or duly waived.

     1.50 "Employee Options" shall mean stock options and warrants granted to Anacomp employees pursuant to Anacomp's stock option plans.

     1.51 "Encumbrance" shall mean any Lien, imperfection of title, option, or restriction of any kind affecting any property of any Debtor.

     1.52 "Entity" shall mean a person, a corporation, a partnership, an association, a joint stock company, a joint venture, a limited liability company, an estate, a trust, an unincorporated organization, a government or any subdivision thereof or any other entity.

     1.53  "Estates"  shall  mean  the  estates  of  Kalvar,  Anacomp,   Anacomp
International, Florida A A C and Xidex created by Section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

     1.54 "Euroclear" shall mean a European securities clearinghouse with an address c/o Morgan Guaranty Trust Company of New York, Boulevard E. Jacqumain 151 B-1210 Brussels, Belgium.

     1.55 "File," "Filed" or "Filing" shall mean file, filed or filing with the Bankruptcy Court in the Chapter 11 Cases.

     1.56 "Final Order" shall mean an order of the Bankruptcy Court or any other court of competent jurisdiction (i) which is not subject to a stay of effectiveness; (ii) as to which the time to appeal, petition for certiorari or move for reargument; or rehearing has expired and as to which no timely appeal, petition for certiorari or other proceedings for reargument or rehearing shall then be pending; or (iii) if a timely appeal, writ of certiorari, reargument or rehearing thereof has been sought, which shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied or reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari, or move for modification of such order, or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or other rules governing procedure in cases before the Bankruptcy Court, if not the Bankruptcy Court, may be Filed with respect to such order shall not cause such order not to be a Final Order.

     1.57 "Florida A A C" shall mean Florida A A C Corporation, a Florida corporation, prior to the Petition Date and as debtor and debtor-in-possession in the Chapter 11 Cases.

     1.58 "Foreign Subsidiaries" shall mean Anacomp International, Anacomp S.A., a French corporation, Xidex GmbH, a German corporation, Datamagnetics GmbH, a German corporation, Anacomp Italia SRL, an Italian corporation, Anacomp B.V., a Dutch corporation, Anacomp A.B., a Swedish corporation, Anacomp A/S, a Danish corporation, Anacomp OY, a Finnish corporation, Anacomp A/S, a Norwegian corporation, Anacomp GesmbH, an Austrian corporation, Anacomp Belgium S.A., a Belgian corporation, Anacomp GmbH, a German corporation, Xidex Magnetics S.A., a Swiss corporation, Xidex Corp. S.A., a Swiss corporation, Anacomp Holdings, Ltd., a United Kingdom corporation, Anacomp Ltd., a United Kingdom corporation, Xidex (U.K.) Ltd., a United Kingdom corporation, Anacomp Canada, Inc., a Canadian corporation, Anacomp do Brasil Ltda., a Brazilian corporation, Anacomp Japan Ltd., a Japanese corporation, Anacomp PTY Ltd., an Australian corporation, and Xidex New Zealand Ltd., a New Zealand corporation.

     1.59 "General Unsecured Claim" shall mean any Claim (including any Trade Claim, Rejection Claim and Indenture Trustee Claim) that is not a Consolidated Claim, Carlisle Note Claim, Old Subordinated Debentures Claim, Old Senior Subordinated Notes Claim, Intercompany Claim, Administrative Claim, Priority Claim, Old Credit Facilities Secured Claim, Old Senior Notes Secured Claim or a Miscellaneous Secured Claim.

     1.60 "Holder" shall mean an Entity which is the owner, legal and/or beneficial, of the applicable Claim or Interest.

     1.61 "Impaired Claim" shall mean a Claim identified in Section 3.1 of the Plan as impaired under the Plan.

     1.62 "Indenture Trustee Charging Lien" shall mean any Lien or other priority in payment available to any of the Old Indenture Trustees pursuant to any of the Old Indentures for payment of any fees, costs or disbursements incurred by such Old Indenture Trustee, to the extent not otherwise paid pursuant to the applicable terms of the Plan.

     1.63 "Indenture Trustee Claim" shall mean a contractual Claim held by any of the Old Indenture Trustees for compensation, reimbursement of costs or disbursements (including without limitation the costs and expenses of its attorneys, accountants and financial advisors), or indemnity arising from any of the Old Indentures regardless of whether such fees and expenses are incurred prior or subsequent to the Petition Date.

     1.64 "Intercompany Claim" shall mean any Claim held by any Domestic Subsidiary or Foreign Subsidiary, other than any of the Consolidated Debtors, against any of the Debtors.

     1.65 "Interest" shall mean an equity security in Anacomp within the meaning of Section 101(16) of the Bankruptcy Code.

     1.66 "Kalvar" shall mean Kalvar Microfilm, Inc., a Delaware corporation and a wholly-owned subsidiary of Anacomp, prior to the Petition Date and as debtor and debtor-in-possession in the Chapter 11 Cases.

     1.67  "Lending   Parties"   shall  mean  Citibank,   N.A.,   Internationale
Nederlanden (U.S.) Capital Corporation, Lehman Commercial Paper Inc., Pearl Street L.P., and Bank Polska Kasa Opieki, S.A.

     1.68 "Letter of Credit Cash Amount" shall mean an amount of Cash equal to 105% of the amounts outstanding under undrawn letters of credit issued under the Credit Agreement as of the Effective Date, to the extent not replaced by the New LC Facility, plus all fees and expenses payable to the issuers of such letters of credit.

     1.69 "Lien" shall mean any conveyance in trust, assignment or pledge of, mortgage or lien on, security interest in, or charge or encumbrance of any kind against, any property of any Debtor.

     1.70 "Limited Bar Date" shall mean February 23, 1996, the date established by the Bankruptcy Court as the "Limited Bar Date" pursuant to the Limited Bar Date Order.

     1.71 "Limited Bar Date Order" shall mean the Order (1) Establishing Procedures and Deadlines for Filing Proofs of Certain Claims and (2) Approving Form and Manner of Notice, signed by the Bankruptcy Court on the Petition Date, as amended or supplemented from time to time.

     1.72 "Merged Subsidiaries" shall mean those Subsidiaries of Anacomp to be merged into Reorganized Anacomp which are listed on Annex C hereto.

     1.73 "Miscellaneous Secured Claim" shall mean any Allowed Claim that is a Secured Claim other than an Old Credit Facilities Secured Claim and an Old Senior Notes Secured Claim.

     1.74 "Multicurrency Borrowers" shall mean Anacomp, Anacomp S.A., a French corporation, Anacomp GmbH, a German corporation, Xidex GmbH, a German corporation, Anacomp Italia SRL, an Italian corporation, Anacomp A.B., a Swedish corporation, Anacomp Holdings, Ltd., a United Kingdom corporation, Anacomp Ltd., a United Kingdom corporation, and Xidex (U.K.) Ltd., a United Kingdom corporation.

     1.75  "Multicurrency   Lenders"  shall  mean  Citibank,   N.A.  and  Lehman
Commercial Paper Inc.

     1.76 "Multicurrency Revolver Loan Agreement" shall mean that certain revolving loan agreement, dated as of March 22, 1993 among the Multicurrency Borrowers, the Multicurrency Lenders, and The First National Bank of Chicago, as Multicurrency Agent.

     1.77 "New Carlisle Note" shall mean the unsecured note due 2001 to be issued to the Holder of the Carlisle Note, in an amount equal to the Allowed Carlisle Note Claim, containing the same provisions as the Carlisle Note, except that it shall mature on July 15, 2001 and no principal payment shall be made on such New Carlisle Note until the later of (i) payment in full of New Senior Secured Notes and (ii) July 15, 2001.

     1.78 "New Common Stock" shall mean, collectively, the twenty million shares of authorized new common stock of Reorganized Anacomp, par value $.01 per share, of which ten million shares are to be issued on the Effective Date pursuant to the Plan.

     1.79 "New Indenture Trustees" shall be as designated at the Confirmation Hearing and have the meaning set forth in the Confirmation Order.

     1.80 "New LC Facility" shall mean a new letter of credit facility to be provided by a financial institution, which facility shall be reasonably satisfactory to the Creditors' Committee (in the event that Class 5 shall have accepted the Plan).

     1.81 "New Management Incentive Plan" shall mean a stock option plan to be implemented by Reorganized Anacomp providing for the issuance to management and key employees of options to purchase up to 7.5% of the New Common Stock on a fully diluted basis.

     1.82 "New Senior Secured Notes" shall mean the Senior Secured Notes to be issued by Reorganized Anacomp pursuant to the Plan under the New Senior Secured Notes Indenture. The principal economic terms of the New Senior Secured Notes are set forth on Annex A hereto.

     1.83 "New Senior Secured Notes Indenture" shall mean the Indenture between Reorganized Anacomp, as issuer, and the New Senior Secured Notes Indenture Trustee, as trustee, which indenture relates to the New Senior Secured Notes, substantially in the form which will be Filed as Exhibit 3 to the Plan at or prior to the Confirmation Hearing.

     1.84 "New Senior Secured Notes Indenture Trustee" shall be as designated at the Confirmation Hearing and have the meaning set forth in the Confirmation Order.

     1.85 "New Senior Secured Notes Security and Pledge Agreement" shall mean the security and pledge agreement pursuant to which certain collateral is pledged to secure Reorganized Anacomp's obligations under the New Senior Secured Notes, substantially in the form as which will be Filed as Exhibit 4 to the Plan at or prior to the Confirmation Hearing.

     1.86 "New Senior Subordinated Notes" shall mean the 13% Senior Subordinated Notes due 2002 to be issued by Reorganized Anacomp pursuant to the Plan under the New Senior Subordinated Notes Indenture. The principal economic terms of the New Senior Subordinated Notes are set forth on Annex B to the Plan.

     1.87 "New Senior Subordinated Notes Indenture" shall mean the Indenture between Reorganized Anacomp, as issuer, and the New Senior Subordinated Notes Indenture Trustee, as trustee, which indenture relates to the New Senior Subordinated Notes, substantially in the form as which will be Filed as Exhibit 5 to the Plan at or prior to the Confirmation Hearing.

     1.88 "New Senior Subordinated Notes Indenture Trustee" shall be as designated at the Confirmation Hearing and have the meaning set forth in the Confirmation Order.

     1.89 "New Warrant Agent" shall be as designated at the Confirmation Hearing and shall have the meaning set forth in the Confirmation Order.

     1.90 "New Warrant Agreement" shall mean the Warrant Agreement between Reorganized Anacomp, as issuer, and the New Warrant Agent, as agent, which agreement relates to the New Warrants, substantially in the form as which will be Filed as Exhibit 6 to the Plan at or prior to the Confirmation Hearing.

     1.91 "New Warrants" shall mean the freely transferable rights issued pursuant to the New Warrant Agreement to purchase shares of the New Common Stock which shall expire five (5) years from the Effective Date, and which shall have an exercise price of $12.23 per share, substantially in the form as which will be Filed as Exhibit 7 to the Plan at or prior to the Confirmation Hearing.

     1.92 "Old Collateral Documents" shall mean (i) the Company Security Agreement, dated as of October 24, 1990, between Anacomp and the Collateral Agent; (ii) the Subsidiary Security Agreement, dated as of October 24, 1990, among Xidex Corporation, Stromberg Datagraphix International Corp., Sun-Flex Company, Inc., Florida A A C, Electronic Data Preparation Corporation, Kalvar, Xidex and the Collateral Agent; (iii) the Company Pledge Agreement, dated as of October 24, 1990, between Anacomp and the Collateral Agent; (iv) the Subsidiary Pledge Agreement, dated as of October 24, 1990, among Xidex Corporation, Stromberg Datagraphix International Corp., Sun-Flex Company, Inc. and the Collateral Agent; (v) the Company Intellectual Property Security Agreement, dated as of October 24, 1990, between Anacomp and the Collateral Agent; and (vi) the Subsidiary Intellectual Property Security Agreement dated as of October 24, 1990, among Xidex Corporation, Sun-Flex Company, Inc. and the Collateral Agent; each as subsequently amended prior to the Petition Date.

     1.93 "Old Common Stock" shall mean the common shares, par value $.01 per share, of Anacomp issued and outstanding, or held in treasury, immediately prior to the Effective Date.

     1.94  "Old  Credit  Facilities"  shall  mean  the  Credit  Agreement,   the
Multicurrency Revolver Loan Agreement, the Revolving Loan Agreement and the Term Loan Agreements.

     1.95 "Old Credit Facilities Note" shall mean a note or other evidence of indebtedness issued pursuant to the Old Credit Facilities.

     1.96 "Old Credit Facilities Secured Claim" shall mean any Claim related to, based upon or arising under or in connection with the Old Credit Facilities that is a Secured Claim against property of the Debtors, the Domestic Subsidiaries and/or the Foreign Subsidiaries or any guarantee by any Debtor of such Claim.

     1.97 "Old Indentures" shall mean, collectively, the Old Senior Subordinated Notes Indenture, the Old 13.875% Subordinated Debentures Indenture and the Old 9% Subordinated Debentures Indenture.

     1.98 "Old Indenture Trustees" shall mean IBJ Schroder Bank & Trust Company, United States Trust Company of New York and State Street Bank and Trust Company, as trustees or successor trustees, as the case may be, under the Old 9%
Subordinated Debentures Indenture, the Old 13.785% Subordinated Debentures Indenture and the Old Senior Subordinated Notes Indenture, respectively.

     1.99 "Old 9% Subordinated Debentures" shall mean the 9% Convertible Subordinated Debentures due 1996, issued by Anacomp International pursuant to the Old 9% Subordinated Debentures Indenture.

     1.100 "Old 9% Subordinated Debentures Claim" shall mean any Claim of a Holder of Old 9% Subordinated Debentures which, for purposes of the Plan, shall be deemed to be an amount equal to the sum of (i) the face amount, as of the Petition Date, of Old 9% Subordinated Debentures held by such Holder and (ii) an amount equal to 100% of the accrued and unpaid interest at the non-default contract rate under such Old 9% Subordinated Debentures through but not including the Petition Date.

     1.101 "Old 9% Subordinated Debentures Indenture" shall mean the Indenture between Anacomp International, as issuer, Anacomp, as guarantor, and Chase Manhattan Bank, N.A., as trustee, dated as of January 1, 1981, which indenture relates to the Old 9% Subordinated Debentures.

     1.102 "Old 9% Subordinated Debentures Indenture Trustee" shall mean IBJ Schroder Bank & Trust Company, or its successor, as successor trustee under the Old 9% Subordinated Debentures Indenture.

     1.103 "Old Preferred Stock" shall mean the shares of 8.25% Cumulative Convertible Redeemable Exchangeable Preferred Stock of Anacomp issued and outstanding, or held in treasury immediately prior to the Effective Date, including any and all accrued but unpaid dividends.

     1.104 "Old Security" or "Old Securities" shall mean the Old Senior Notes, the Old Senior Subordinated Notes, the Old Subordinated Debentures, the Carlisle Note, the Old Common Stock, the Old Preferred Stock and the Old Warrants, individually or collectively, as the context may require.

     1.105 "Old Senior Notes" shall mean the 12.25% Series B Senior Notes due 1997, issued by Anacomp pursuant to the Series B Senior Note Purchase Agreement.

     1.106 "Old Senior Notes Secured Claim" shall mean any Claim related to, based upon or arising under or in connection with the Old Senior Notes, that is a Secured Claim against property of the Debtors, the Domestic Subsidiaries and/or the Foreign Subsidiaries or any guarantee by a Debtor of such Claim.

     1.107  "Old  Senior   Subordinated   Notes"   shall  mean  the  15%  Senior
Subordinated Notes due 2000, issued by Anacomp pursuant to the Old Senior Subordinated Notes Indenture.

     1.108 "Old Senior Subordinated Notes Claim" shall mean any Claim of a Holder of Old Senior Subordinated Notes which, for purposes of the Plan, shall be deemed to be an amount equal to the sum of (i) the face amount, as of the Petition Date, of Old Senior Subordinated Notes held by such Holder, (ii) an amount equal to 100% of the accrued and unpaid interest at the non-default contract rate under such Old Senior Subordinated Notes through but not including the Petition Date and (iii) an amount equal to 100% of the interest on such accrued and unpaid interest at the non-default contract rate under such Old Senior Subordinated Notes through but not including the Petition Date.

     1.109 "Old Senior Subordinated Notes Indenture" shall mean the Indenture between Anacomp, as issuer, and the Old Senior Subordinated Notes Indenture Trustee, as trustee, dated as of October 24, 1990, as amended, which indenture relates to the Old Senior Subordinated Notes.

     1.110 "Old Senior Subordinated Notes Indenture Trustee" shall mean State Street Bank and Trust Company, or its successor, as trustee under the Old Senior Subordinated Notes Indenture.

     1.111 "Old Subordinated Debentures" shall mean the Old 9% Subordinated Debentures and the Old 13.875% Subordinated
Debentures, collectively.

     1.112  "Old  Subordinated   Debentures   Claims"  shall  mean  the  Old  9%
Subordinated Debentures Claims and the Old 3.875% Subordinated Debentures Claims, collectively.

     1.113  "Old  13.875%  Subordinated   Debentures"  shall  mean  the  13.875%
Convertible Subordinated Debentures due 2002, issued by Anacomp pursuant to the Old 13.875% Subordinated Debentures Indenture.

     1.114 "Old 13.875% Subordinated Debentures Claim" shall mean any Claim of a Holder of Old 13.875% Subordinated Debentures which, for purposes of the Plan, shall be deemed to be an amount equal to the sum of (i) the face amount, as of the Petition Date, of Old 13.875% Subordinated Debentures held by such Holder and (ii) an amount equal to 100% of the accrued and unpaid interest at the non-default contract rate under such Old 13.875% Subordinated Debentures through but not including the Petition Date.

     1.115 "Old 13.875% Subordinated Debentures Indenture" shall mean the Indenture between Anacomp, as issuer, and American Fletcher National Bank and Trust Company, as trustee, dated as of January 15, 1982, which indenture relates to the Old 13.875% Subordinated Debentures.

     1.116 "Old 13.875% Subordinated Debentures Indenture Trustee" shall mean United States Trust Company of New York, as successor trustee under the Old 13.875% Subordinated Debentures Indenture.

     1.117 "Old Transfer Agent" shall mean Chemical Mellon Shareholder Services, L.L.C., as registrar and transfer agent with respect to the Old Common Stock and the Old Preferred Stock.

     1.118 "Old Warrants" shall mean the freely transferable rights to purchase shares of Old Common Stock.

     1.119 "Ordinary Course Professionals Order" shall mean that certain Nunc Pro Tunc Order Authorizing Debtors to Employ and Compensate Professionals for Specific Services Rendered in the Ordinary Course of Business, which was signed by the Bankruptcy Court on January 31, 1996, as amended from time to time.

     1.120 "Petition Date" shall mean January 5, 1996, which was the date on which the Debtors filed their voluntary petitions for relief under Chapter 11.

     1.121 "Plan" shall mean this Second Amended Joint Plan of Reorganization proposed by the Debtors, as it may hereafter be amended or modified from time to time.

     1.122 "Plan Documents" shall mean those documents identified in Exhibits 1 through 8 which will be Filed prior to the Confirmation Hearing.

     1.123 "Plan Securities" shall mean the New Carlisle Note, the New Common Stock, the New Senior Secured Notes, the New Senior Subordinated Notes and the New Warrants.

     1.124 "Post-Petition Trade Claim" shall mean an expense or obligation incurred by any of the Debtors arising from or with respect to the sale and delivery of goods or the rendition of services (except for fees and disbursements of Professionals) to any of the Debtors after the Petition Date.

     1.125  "Premium  Amount" shall mean an amount of Cash equal to  $2,750,000.

     1.126 "Priority Claim" shall mean any Allowed Claim, to the extent entitled to priority under Section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim, against any Debtor.

     1.127 "Priority Tax Claim" shall mean the tax Claims of governmental units to the extent such Claims are entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

     1.128 "Professional" shall mean (i) any professional retained in the Chapter 11 Cases pursuant to an order of the Bankruptcy Court in accordance with
Section 327 or 1103 of the Bankruptcy Code (other than the Ordinary Course Professionals Order), (ii) any attorney or accountant seeking compensation or reimbursement of expenses pursuant to Section 503(b) of the Bankruptcy Code,
(iii) any Entity whose fees and expenses are subject to approval by the Bankruptcy Court as reasonable pursuant to Section 1129(a)(4) of the Bankruptcy Code, and (iv) any attorney, accountant or financial advisor for any Old Indenture Trustee.

     1.129 "Pro Rata" shall mean, with respect to an amount of consideration to be distributed to a Creditor holding an Allowed Claim or Holder of an Allowed Interest of a particular Class on a particular date, a proportionate share, so that the ratio of the consideration distributed on account of an Allowed Claim or Allowed Interest in a Class to the amount of such Allowed Claim or Allowed Interest is the same as the ratio of the aggregate amount of the consideration distributed on account of all Allowed Claims or Allowed Interests in such Class to the aggregate amount of all Allowed Claims or Allowed Interests in such Class.

     1.130 "Registration Rights Agreement" shall mean a registration rights agreement with respect to the New Senior Secured Notes, the New Senior Subordinated Notes and the New Common Stock substantially in the form as which will be Filed as Exhibit 8 to the Plan at or prior to the Confirmation Hearing.

     1.131 "Rejection Claim" shall mean the Claim, if any, of parties other than any of the Debtors to executory contracts or unexpired leases with any of the Debtors which are rejected or deemed rejected pursuant to a Final Order.

     1.132 "Releasees" shall have the meaning set forth in Section 12.1 of this Plan.

     1.133 "Reorganized Anacomp" shall mean Anacomp from and after the Effective Date.

     1.134 "Reorganized Florida A A C" shall mean Florida A A C from and after the Effective Date.

     1.135 "Revolving Loan Agreement" shall mean the revolving loan agreement, as memorialized in the Credit Agreement, dated as of October 24, 1990, and as amended, among Anacomp, the Lending Parties and the Collateral Agent.

     1.136 "Secured Claim" shall mean any Claim which is wholly or partially secured by a valid Lien, which has been properly perfected as required by applicable law on property of the Debtors to the extent of the value of the interest of the Holder of such Claim in such property of the Debtors, or that is subject to set-off under Section 553 of the Bankruptcy Code as determined by the Bankruptcy Court pursuant to Section 506(a) of the Bankruptcy Code.

     1.137 "Series B Note Purchase Agreement" shall mean the note purchase agreement, dated as of October 24, 1990, and as amended, between Anacomp and the Series B Purchasers relating to the issuance of the Old Senior Notes.

     1.138 "Series B Purchasers" shall mean International Nederlanden (U.S.) Capital Corporation, KS Capital Partners, Lehman Commercial Paper Inc., Morgens, Waterfall Vintiades & Company, Inc., Murray Capital Management, Inc., Polly & Co., Presidential Life Insurance Company, Pearl Street L.P., Salked & Co., and Whippoorwill Associates, Inc.

     1.139 "Shelf Registration Statement" means a "shelf" registration statement filed by Reorganized Anacomp on any appropriate form pursuant to the Securities Act of 1933, as amended, and/or any similar rule that may be adopted by the Securities and Exchange Commission, in accordance with Section 6.5 hereof.

     1.140 "Subsidiaries" shall mean the Domestic Subsidiaries and the Foreign Subsidiaries, collectively.

     1.141 "Term Loan Agreements" shall mean the term loan agreements, as memorialized in the Credit Agreement, dated as of October 24, 1990, and as amended, among Anacomp, the Lending Parties and the Collateral Agent.

     1.142 "Trade Claim" shall mean any unsecured Claim arising from or with respect to (i) the sale and delivery of goods or the rendition of services to the Debtors prior to the Petition Date and (ii) all other obligations incurred in the ordinary course of business by the Debtors in the conduct and operation of their business prior to the Petition Date.

     1.143 "Treasury Rate" shall mean the "underpayment rate" (as defined in Section 6612(a)(2) of the Internal Revenue Code of 1986, as amended) on the Business Day immediately preceding the Confirmation Date, which rate is the rate of interest charged by the Internal Revenue Service on delinquent federal income taxes.

     1.144  "Unimpaired  Claim"  shall  mean a Claim  in a Class  identified  in
Section 3.2 of the Plan as unimpaired under the Plan.

     1.145 "Unimpaired Excepted Claim" shall mean an Unimpaired Claim, other than a Rejection Claim, with respect to which the Holder of such Claim is not required to File a proof of Claim pursuant to the terms of the Limited Bar Date Order.

     1.146 "Unimpaired Non-Excepted Claim" shall mean an Unimpaired Claim, other than a Rejection Claim, with respect to which the Holder of such Claim is required to File a proof of Claim pursuant to the terms of the Limited Bar Date Order.

     1.147 "Unofficial Senior Subordinated Committee" shall mean an unofficial committee of the Holders of the Old Senior Subordinated Notes.

     1.148  "Xidex"  shall  mean  Xidex   Development   Company,   a  California
corporation, prior to the Petition Date and as debtor and debtor-in-possession in the Chapter 11 Cases.

                              Rules of Construction

     1.149 Interpretation and Rules of Construction. Unless otherwise specified, all section, article, schedule, annex and exhibit references in the Plan are to the respective section in, article of, annex to or schedule or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time in accordance with the provisions hereof. The rules of construction contained in
Section 102 of the Bankruptcy Code shall apply to the construction of the Plan (excluding the Plan Documents, unless made applicable thereto pursuant to an express provision thereof).

     1.150 Other Terms. The words "herein" "hereof," "hereto," "hereunder," and others of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan. Each capitalized term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in the Bankruptcy Code or the Bankruptcy Rules.

     1.151 Headings. Headings are used in the Plan for convenience of reference only and shall not constitute a part of the Plan for any other purpose. Headings shall not limit or otherwise affect the provisions of the Plan.

     1.152 Incorporation of Exhibits. All exhibits referred to in this Plan are deemed incorporated into, and made a part of this Plan, whether Filed contemporaneously herewith or hereafter.


                                   ARTICLE II

                     CLASSIFICATION OF CLAIMS AND INTERESTS


     2.1 Pre-Petition Claims and Equity Interests Classified. All Claims and all Interests are classified as set forth in Article II, Section 2.3. hereof. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class, and is classified in another Class or Classes to the extent that any remainder of the Claim or Interest qualifies within the description of such other Class or Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released or otherwise satisfied before the Effective Date. A Claim or Interest which is not an Allowed Claim or Interest is not in any Class and, notwithstanding anything to the contrary contained in the Plan, no distribution shall be made on account of any Claim or Interest which is not an Allowed Claim or Allowed Interest. Holders of Claims or Interests shall be entitled to vote in, and receive distributions from, a particular Class only to the extent the Allowed Claim or Allowed Interest is within such Class.

     2.2 Administrative Claims and Priority Tax Claims. As provided in Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims against the Debtors shall not be classified for purposes of voting on or receiving distributions under the Plan. All such Claims shall be treated separately as unclassified Claims on the terms set forth in Article IV of the Plan.

     2.3 Claims Against and Interests in the Debtors. All Claims against, and Interests in, any Debtor are classified as follows:

  (a)     Class 1 Claims.          Class 1 consists of all Priority Claims.
  (b)     Class 2 Claims.          Class 2  consists of all Old Credit
                                   Facilities  Secured Claims and all
                                   Old Senior Notes Secured Claims.

  (c)     Class 3 Claims.          Class 3 consists of all Miscellaneous
                                   Secured Claims.

  (d)     Class 4 Claims.          Class 4 consists of all Carlisle Note Claims.

  (e)     Class 5 Claims.          Class 5  consists  of all Old
                                   Senior  Subordinated  Notes Claims.

  (f)     Class 6 Claims.          Class 6 consists of all Old
                                   Subordinated Debentures Claims.

  (g)     Class 7 Claims.          Class 7 consists of all General Unsecured
                                   Claims.

  (h)     Class 8  Interests.      Class 8  consists  of all  Interests
                                   of Holders of Old Preferred Stock.

  (i)     Class 9  Interests.      Class 9  consists  of all  Interests
                                   of Holders of Old Common Stock.

  (j) Class 10 Claims for Issuance of Old Common Stock. Class 10 consists of all Employee Options and all other options or rights to acquire Old Common Stock, including, without limitation, all claims arising out of the rejection of Employee Options and other options to acquire Old Common Stock, to the extent they constitute executory contracts, and any Claim that has the same priority as the Old Common Stock pursuant to
         Section 510(b) of the Bankruptcy Code, including, without limitation, any Claim for the issuance of Old Common Stock in connection with an acquisition or otherwise.

  (k)     Class 11 Claims.         Class 11 consists of all Intercompany Claims.

                                   ARTICLE III

        IDENTIFICATION OF IMPAIRED CLASSES OF CLAIMS AND EQUITY INTERESTS

     3.1 Impaired Classes of Claims. With the exception of the Classes specified in Section 3.2 of the Plan, all Classes of Claims and Interests are impaired under the Plan.

     3.2 Unimpaired Classes of Claims and Equity Interests. Class 1 Claims, Class 3 Claims, Class 7 Claims and Class 11 Claims are not impaired under the Plan.

     3.3 Impairment Controversies. If a controversy arises as to whether any Claim or Interest, or any Class of Claims or Class of Interests, is impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, resolve such controversy.


                                   ARTICLE IV

               TREATMENT OF ADMINISTRATIVE AND PRIORITY TAX CLAIMS


     4.1 Fees of Professionals and Claims for Substantial Contribution. All Professionals retained by any Debtor and any other Entities (other than any Professionals retained by any Old Indenture Trustee, which Professionals shall be paid in accordance with Section 6.3 of the Plan) requesting compensation or reimbursement of expenses pursuant to Sections 327, 328, 330, 331, or 503(b) of the Bankruptcy Code for services rendered before the Effective Date (including, without limitation, any compensation requested by any Professional or any other Entity for making a substantial contribution in the Chapter 11 Cases) shall File and serve on Reorganized Anacomp, the Creditors' Committee and the United States Trustee an application for final allowance of compensation and reimbursement of expenses no later than thirty (30) days after the Effective Date. Objections to applications of Professionals for compensation or reimbursement of expenses must be Filed and served on Reorganized Anacomp, the United States Trustee, the Creditors' Committee and the Professionals to whose application the objections are addressed, no later than fifteen (15) days after service of the related application.

     4.2 Ordinary Course Liabilities. Holders of Administrative Claims based on liabilities incurred in the ordinary course of the Debtors' business shall not be required to File any request for payment of such Claims. Such Administrative Claims shall be assumed and paid by Reorganized Anacomp pursuant to the terms and conditions of the particular transactions giving rise to such Administrative Claims without any further action by the Holders of such Claims or the need for Bankruptcy Court approval.

     4.3 Priority Tax Claims. Unless otherwise agreed between the Holder of a Priority Tax Claim and any Debtor or Reorganized Anacomp, in accordance with
Section 1129(a)(9)(C) of the Bankruptcy Code, each Holder of an Allowed Priority Tax Claim shall receive, at such Debtor's or Reorganized Anacomp's option, as the case may be, either (i) Cash, in the full amount of such Allowed Priority Tax Claim, on the Effective Date or (ii) deferred payments of Cash in the full amount of such Allowed Priority Tax Claim, payable in equal annual principal installments beginning the first anniversary of the Effective Date and ending on the earlier of the sixth anniversary of the Effective Date or the sixth anniversary of the date of the assessment of such Claim, together with interest (payable quarterly in arrears) on the unpaid balance of such Allowed Priority Tax Claim at an annual rate equal to the Treasury Rate or such other rate as may be set by the Bankruptcy Court at the Confirmation Hearing. The amount of any Allowed Priority Tax Claim for which the time for filing a return, if required, under applicable law or under any authorized extension thereof, has not expired on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Cases had not been commenced, (ii) survive the Effective Date and consummation of the Plan as if the Chapter 11 Cases had not been commenced, and (iii) not be discharged pursuant to Section 1141 of the Bankruptcy Code.

                                    ARTICLE V

                        TREATMENT OF CLAIMS AND INTERESTS

     5.1 Class 1. Priority Claims. Class 1 Claims are unimpaired. At Reorganized Anacomp's option, each Holder of an Allowed Priority Claim shall be entitled to receive, in full satisfaction of such Claim, the Allowed amount of such Claim in full in Cash on the later of (i) the Effective Date, (ii) the date that such Claim becomes an Allowed Priority Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between any Debtor and the Holder of such Claim. To the extent payment is not made on the Effective Date, the Allowed Class 1 Claims shall include interest at the interest rate provided in the agreement, if any, between the Creditor and any Debtor, or if no interest rate is provided, at the Treasury Rate from the later of: (i) the Effective Date; or (ii) the date on which payment was first due to the date of payment.

     5.2 Class 2. Old Credit Facilities Secured Claims and Old Senior Notes Secured Claims. Allowed Class 2 Claims are impaired. On the Effective Date, the aggregate amount of the Claims in Class 2 will be deemed to be an Allowed Claim of $122,804,648.

     (a) On the Effective Date, each Holder of an Allowed Class 2 Claim, as of the Distribution Record Date, shall receive, in full satisfaction of its Allowed Class 2 Claim, its Pro Rata share of: (i) the Premium Amount, (ii) the Cash Sweep Amount and (iii) the New Senior Secured Notes. The principal amount of the New Senior Secured Notes shall be an amount equal to $120,054,648 minus the Cash Sweep Amount. Pursuant to and in accordance with the New Senior Secured Notes Security and Pledge Agreement, the Holders of Allowed Class 2 Claims shall retain the Liens securing such Claims. The principal economic terms of the New Senior Secured Notes are set forth on Annex A hereto.

     (b) On the Effective Date, the theretofore unpaid fees, costs and other expenses of the Holders of the Old Credit Facilities Secured Claims and the Holders of the Old Senior Notes Secured Claims will be paid in accordance with
Section 6.2.11 hereof, and the Citibank Agency Amount will be paid to Citibank, N.A.

     (c) On the Effective Date, all then existing undrawn letters of credit under the Old Credit Facilities shall be, at Reorganized Anacomp's option: (i) Cash collateralized by the Letter of Credit Cash Amount or (ii) replaced by the New LC Facility. Unless all undrawn letters of credit issued pursuant to the Credit Agreement are replaced by the New LC Facility prior to the Effective Date, any and all Claims relating to such letters of credit shall survive after the Effective Date, shall not be discharged or released under this Plan or the Confirmation Order and, other than the pledge by Reorganized Anacomp of the Letter of Credit Cash Amount, shall be unaffected by the Plan.

     (d) On the Effective Date, the Cash Collateral Amount shall be paid to the Holders of the Allowed Class 2 Claims in the manner provided with respect to the payment of interest in Paragraph 4(d) of the Cash Collateral Order.

     5.3 Class 3. Miscellaneous Secured Claims. Class 3 Claims are unimpaired. At Reorganized Anacomp's option, on the Effective Date, each Holder of an Allowed Miscellaneous Secured Claim shall either (i) retain unaltered the legal, equitable and contractual rights to which such Allowed Miscellaneous Secured Claim entitles the Holder thereof or (ii) be treated in accordance with Section 1124(2) of the Bankruptcy Code.

     5.4 Class 4. Carlisle Note Claim. The Class 4 Claim is impaired. On the Effective Date, the amount of the Claim in Class 4 will be deemed to be an Allowed Claim of $2,615,760, and the Holder of the Allowed Class 4 Claim shall receive, in full satisfaction of its Allowed Class 4 Claim, a New Carlisle Note in an amount equal to such amount.

     5.5 Class 5. Old Senior Subordinated Notes Claims. Class 5 Claims are impaired. On the Effective Date, the aggregate amount of the Claims in Class 5 will be deemed to be an Allowed Claim of $267,672,398, and each Holder of an Allowed Class 5 Claim, as of the Distribution Record Date, shall receive, in full satisfaction of its Allowed Class 5 Claim, its Pro Rata share of: (i) the New Senior Subordinated Notes, (ii) nine million two hundred fifty thousand (9,250,000) shares of the New Common Stock and (iii) any consideration payable to the Holders of Allowed Class 5 Claims pursuant to Sections 5.6(b), 5.8(b) and/or 5.9(b) of the Plan. The principal economic terms of the New Senior Subordinated Notes are set forth on Annex B hereto.

     5.6 Class 6. Old Subordinated Debentures Claims. Class 6 Claims are impaired. On the Effective Date, the aggregate amount of the Claims in Class 6 will be deemed to be an Allowed Claim of $37,776,286.09, of which amount $11,395,912.50 is the aggregate amount of the Allowed Old 9% Subordinated Debentures Claims and $26,380,373.59 is the aggregate amount of the Allowed Old 13.875% Subordinated Debentures Claims.

     (a) If Class 6 accepts the Plan, each Holder of an Allowed Class 6 Claim as of the Distribution Record Date shall receive on the Effective Date, in full satisfaction of its Allowed Class 6 Claim, its Pro Rata share of: (i) seven hundred fifty thousand (750,000) shares of the New Common Stock, (ii) two hundred fifty-nine thousand sixty-eight (259,068) New Warrants and (iii) any consideration payable to the Holders of Allowed Class 6 Claims pursuant to Sections 5.8(b) and/or 5.9(b) of the Plan.

     (b) If Class 6 rejects the Plan, the Holders of Old Subordinated Debentures shall not receive or retain any property on account of their Old Subordinated Debentures Claims, and all consideration payable to Class 6 pursuant to subparagraph (a) of this Section 5.6 shall be distributed instead Pro Rata to the Holders of Allowed Class 5 Claims.

     5.7 Class 7. General Unsecured Claims. Class 7 Claims are unimpaired. To the extent any Allowed General Unsecured Claim (including, without limitation, Trade Claims) has not been paid or satisfied by performance in full prior to the Effective Date, Reorganized Anacomp (i) shall pay, on the Effective Date, if such Allowed General Unsecured Claim is then matured, the Holder of such Allowed General Unsecured Claim in full in Cash or shall satisfy such Allowed General Unsecured Claim by performance when such payment or performance is due, (ii) shall pay or satisfy such Allowed General Unsecured Claim by performance, in accordance with its respective terms, if such Allowed General Unsecured Claim is not matured prior to the Effective Date, (iii) shall pay or satisfy such Allowed General Unsecured Claim as otherwise agreed by the Holder of the Allowed General Unsecured Claim and Reorganized Anacomp, or (iv) provide such other treatment as will render such Allowed General Unsecured Claim unimpaired in accordance with
Section 1124(2) of the Bankruptcy Code, provided that Reorganized Anacomp shall pay any General Unsecured Claim which is subject to approval by the Bankruptcy Court as reasonable pursuant to Section 1129(a)(4) of the Bankruptcy Code upon entry of a Final Order of the Bankruptcy Court allowing such General Unsecured Claim and approving such General Unsecured Claim as reasonable.

     5.8 Class 8. Old Preferred Stock. Class 8 Interests are impaired. (a) If both Class 6 and Class 8 accept the Plan, each Holder of an Allowed Class 8 Interest as of the Distribution Record Date shall receive on the Effective Date, in full satisfaction of its Allowed Interest, its Pro Rata share of sixty-two thousand one hundred seventy-six (62,176) New Warrants.

     (b) If either Class 6 or Class 8 rejects the Plan, the Holders of Class 8 Interests shall not receive or retain any property on account of their Class 8 Interests, and all consideration payable to Class 8 pursuant to subparagraph (a) of this Section 5.8 shall be distributed instead Pro Rata to the Holders of Allowed Class 6 Claims if Class 6 has accepted the Plan, or Pro Rata to the Holders of Allowed Class 5 Claims if Class 6 has rejected the Plan.

     5.9 Class 9. Old Common Stock. Class 9 Interests are impaired.

     (a) If both Class 6 and Class 8 accept the Plan, each Holder of an Allowed Class 9 Interest as of the Distribution Record Date shall receive on the Effective Date, in full satisfaction of its Allowed Interest, its Pro Rata share of forty-one thousand four hundred fifty (41,450) New Warrants.

     (b) If either Class 6 or Class 8 rejects the Plan, Holders of Class 9 Interests shall not receive or retain any property on account of their Class 9 Interests, and all consideration payable to Class 9 pursuant to subparagraph (a) of this Section 5.9 shall be distributed instead Pro Rata to the Holders of Allowed Class 6 Claims if Class 6 has accepted the Plan but Class 8 has rejected the Plan, or Pro Rata to the Holders of Allowed Class 5 Claims if both Class 6 and Class 8 have rejected the Plan.

     5.10 Class 10. Claims for Issuance of Old Common Stock. Class 10 Interests are impaired. The Holders of Class 10 Interests shall not receive or retain any property under the Plan. All Employee Options and all other options or rights to acquire the Old Common Stock shall be canceled, annulled and extinguished on the Effective Date.

     5.11 Class 11. Intercompany Claims. Class 11 Claims are unimpaired. Except as provided in Section 6.1.5 hereof, at Reorganized Anacomp's option, each Holder of an Allowed Class 11 Claim shall either (i) retain unaltered the legal, equitable and contractual rights to which such Allowed Class 11 Claim entitles the Holder thereof or (ii) be treated in accordance with Section 1124(2) of the Bankruptcy Code.

     5.12 Allocation Between Principal and Accrued Interest. The aggregate consideration paid to Holders in respect of their Allowed Claims shall be treated under this Plan as allocated first to the principal amount of such Allowed Claim to the extent thereof and, thereafter, to the interest accrued thereon through the Effective Date.


                                   ARTICLE VI

                         MEANS FOR EXECUTION OF THE PLAN

     6.1 General Corporate Matters. Reorganized Anacomp shall take such action as is necessary under the laws of the State of Indiana, federal law and other applicable law to effect the terms and provisions of the Plan. As of the Effective Date, Anacomp International shall be liquidated and Reorganized Anacomp shall take such action as is necessary under the laws of the Netherlands Antilles, N.V. and other applicable law to dissolve Anacomp International after the Effective Date. As of the Effective Date, Anacomp and the Merged Subsidiaries shall be deemed to have been merged into and become a part of Reorganized Anacomp. Reorganized Anacomp shall cause the appropriate certificates of merger to be filed in the appropriate jurisdictions.

     6.1.1 Cancellation of Old Securities, Instruments and Agreements Relating to Impaired Claims and Interests. On the Effective Date, except as otherwise provided in the Plan, all securities, instruments and agreements governing any Claims and Interests impaired hereby shall be deemed canceled and terminated, and the obligations of the Debtors relating to, arising under, in respect of or in connection with such securities, instruments and agreements shall be discharged; provided, however, that except as otherwise provided herein, notes and other evidences of Claims and Interests shall, effective upon the Effective Date, represent the right to participate, to the extent such Claims and Interests are Allowed, in the distributions contemplated by the Plan.

     6.1.2 Effectiveness of Securities, Instruments and Agreements. On the Effective Date, all securities, instruments and agreements entered into or issued pursuant to the Plan, including, without limitation, (i) the Plan Securities, (ii) the New Senior Secured Notes Indenture, (iii) the New Senior Subordinated Notes Indenture, (iv) the New Senior Secured Notes Security and Pledge Agreement, (v) the New LC Facility, (vi) the New Management Incentive Plan, (vii) the New Warrant Agreement, (viii) the Registration Rights Agreement and (ix) any security, instrument or agreement entered into in connection with any of the foregoing, shall become effective and binding in accordance with their respective terms and conditions upon the parties thereto and shall be deemed to become effective simultaneously.

     6.1.3 Corporate Action. As of the Effective Date, Reorganized Anacomp shall be deemed to have adopted the Amended Anacomp Articles and the Amended Anacomp Bylaws which shall thereupon become effective. Reorganized Anacomp shall file the Amended Anacomp Articles which shall, among other things, contain appropriate provisions consistent with the Plan and other Plan Documents (i) governing the authorization of the New Common Stock and the New Warrants, (ii) prohibiting the issuance of nonvoting equity securities as required by Section 1123(a)(6) of the Bankruptcy Code, and (iii) implementing such other matters as Reorganized Anacomp believes are necessary and appropriate to effectuate the terms and conditions of the Plan, including the merger of the Merged Subsidiaries. Except as otherwise specifically provided in the Plan, the adoption of the Amended Anacomp Articles and the Amended Anacomp Bylaws, the selection of directors and officers of Reorganized Anacomp, the distribution of Cash, the issuance and distribution of the New Common Stock and the New Warrants and the adoption, execution and delivery of all contracts, instruments, indentures, modifications and other agreements related to any of the foregoing, and other matters provided for under the Plan involving corporate action to be taken by or required of Reorganized Anacomp shall be deemed to have occurred and be effective on the Effective Date as provided herein, and shall be authorized and approved in all respects without any requirement of further action by stockholders, officers or directors of Reorganized Anacomp. To the extent required by law, the board of directors of Reorganized Anacomp shall take such action as may be necessary from time to time to approve the issuance of the Plan Securities and such other action, if any, as may be required to meet the requirements of the Plan or any of the Plan Securities issued thereto.

     6.1.4 Management and Board of Directors. On the Effective Date, the board of directors of Reorganized Anacomp shall be comprised of the following individuals: P. Lang Lowrey III, Talton R. Embry, Jay P. Gilbertson, Darius W. Gaskins, Jr., Richard D. Jackson, George A. Poole, Jr. and Lewis Solomon. Except as otherwise provided herein or in any Plan Document, the members of the existing board of directors of Anacomp shall have no continuing obligations to any of the Debtors, Reorganized Anacomp or Reorganized Florida A A C on and after the Effective Date. Also on the Effective Date, the executive officers of Reorganized Anacomp shall be the same individuals serving in the same capacities as of the Business Day immediately preceding the Effective Date.

     6.1.5 Substantive Consolidation. The Plan contemplates the substantive consolidation of the Chapter 11 Cases of the Debtors into a single proceeding with respect to confirmation, consummation and implementation of the Plan. Pursuant to the Confirmation Order, on the Confirmation Date: (i) all assets, and all proceeds thereof, and all liabilities of the Consolidated Debtors will be merged or treated as though they were merged with and into the assets and liabilities of Reorganized Anacomp; (ii) all Consolidated Claims and Claims among the Consolidated Debtors and the Merged Subsidiaries will be eliminated;
(iii) any obligation of any Consolidated Debtor, and all guarantees thereof executed by one or more of the Consolidated Debtors, and any Claims filed or to be filed in connection with any such obligation and guarantee will be deemed one Claim against Reorganized Anacomp; (iv) each and every Claim filed in the individual Chapter 11 Case of any of the Consolidated Debtors will be deemed filed against Reorganized Anacomp; and (v) for purposes of determining the availability of the right of set-off under Section 553 of the Bankruptcy Code, the Consolidated Debtors shall be treated for purposes of the Plan as one entity so that, subject to the other provisions of Section 553 of the Bankruptcy Code, debts due to any of the Consolidated Debtors may be setoff against the debts of any of the Consolidated Debtors.

     6.1.6 Extinguishment of Guarantees. Except as otherwise provided in the Plan or in any Plan Document, on the Effective Date, (i) all Claims based upon guarantees of collection, payment or performance made by any of the Debtors as to the obligations of each other, including, without limitation, the Anacomp Debentures Guarantee, and (ii) all Claims arising under the Anacomp Guarantee, shall be discharged, released and of no further force and effect.

     6.1.7 Continued Corporate Existence and Vesting of Assets in Reorganized Anacomp. Anacomp shall continue to exist on and after the Effective Date as Reorganized Anacomp, a duly organized Indiana corporation, with all the rights and powers of a corporation under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under Indiana law, subject to the terms and provisions of this Plan and the Confirmation Order. Except as otherwise provided in the Plan, on or after the Effective Date, all property of the Consolidated Estates, and any property and assets acquired by Anacomp or Reorganized Anacomp under any provisions of the Plan, shall vest in Reorganized Anacomp, free and clear of any and all Claims, Liens, charges and other Encumbrances. On and after the Effective Date, Reorganized Anacomp may operate its business and may use, acquire and dispose of property or assets and compromise or settle any claims against it without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, Reorganized Anacomp may pay the charges that it incurs on or after the Effective Date for Professional fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

     6.1.8 Continued Corporate Existence and Vesting of Assets in Reorganized Florida A A C. Florida A A C shall continue to exist on and after the Effective Date as Reorganized Florida A A C with all the rights and powers of a corporation under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under Florida law, subject to the terms and provisions of this Plan and the Confirmation Order. On and after the Effective Date, Reorganized Florida A A C may operate its business and may use, acquire and dispose of property or assets and compromise or settle any claims against it without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, Reorganized Florida A A C may pay the charges that it incurs on or after the Effective Date for Professional fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

     6.2  Distributions.

     6.2.1 Generally. Except as otherwise provided in the Plan, any distribution required by the Plan to be made on the Effective Date in respect of a Claim or Interest that is Allowed as of the Effective Date will be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than the later to occur of: (i) 45 days after the Effective Date or (ii) the date on which such Claim or Interest becomes Allowed and any other conditions to distribution with respect to such Claim or Interest shall have been satisfied.

     6.2.2 Distributions to Holders of Allowed Old Credit Facilities Secured Claims. All distributions provided for in the Plan on account of Allowed Old Credit Facilities Secured Claims will be made by the Disbursing Agent to the Collateral Agent for further distribution to individual Holders of such Claims. Within five days after the Distribution Record Date, The First National Bank of Chicago, as agent under the Multicurrency Revolver Loan Agreement, shall provide the information necessary to calculate such distribution with respect to the Multicurrency Revolver Loan Agreement in writing to the Disbursing Agent, and within eight days after the Distribution Record Date, the Collateral Agent shall provide such information received from The First National Bank of Chicago, together with the information necessary to calculate such distribution with respect to the other Old Credit Facilities, in writing to the Disbursing Agent. Notwithstanding any provision in the Plan to the contrary, the Old Credit Facilities and the Old Collateral Documents will continue in effect to the extent necessary to allow the Collateral Agent to receive and make distributions pursuant to the Plan, and the Collateral Agent will remain entitled to any limitation of liability, exculpation or indemnification provisions between or among the Holders of Allowed Old Credit Facilities Secured Claims under the Old Credit Facilities and the Old Collateral Documents.

     6.2.3 Distributions to Holders of Allowed Debt Security Claims. All distributions provided for in the Plan on account of Allowed Debt Security Claims will be made, at the option of Reorganized Anacomp, to the respective Old Indenture Trustees or the Disbursing Agent for further distribution to individual Holders of Allowed Debt Security Claims. Any such distribution made by an Old Indenture Trustee will be made pursuant to the applicable Old Indenture or other disbursing agent agreement entered into by Reorganized Anacomp and the applicable Old Indenture Trustee. Notwithstanding any provision in the Plan to the contrary, the Old Indentures will continue in effect to the extent necessary to allow the Old Indenture Trustees to receive and make distributions pursuant to the Plan on account of Allowed Debt Security Claims. Any actions taken by any Old Indenture Trustee on or after the Effective Date that are not for this purpose will be null and void as against the Debtors and Reorganized Anacomp, and Reorganized Anacomp will have no obligations to any Old Indenture Trustee for any fees, costs or expenses incurred in connection with any such actions.

     6.2.4 Distributions to Holders of Other Claims and Interests. The Disbursing Agent will make all distributions required under the Plan, except for distributions made by the Collateral Agent or the Old Indenture Trustees. The Disbursing Agent will serve without bond, and may employ or contract with other Entities to assist in or make the distributions required by the Plan.

     6.2.5 Compensation for Services Related to Distribution. In consideration for providing services related to distributions pursuant to the Plan, the Collateral Agent, the Old Indenture Trustees and the Disbursing Agent, as the case may be, will receive from Reorganized Anacomp, without further Bankruptcy Court approval, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments will be made on terms agreed to with Reorganized Anacomp, and will not be deducted from distributions to be made pursuant to the Plan to Holders of Allowed Claims and Allowed Interests.

     6.2.6   Delivery  of   Distributions   and   Undeliverable   or   Unclaimed
Distributions.

     (a) Distributions to Holders of Allowed Claims and Holders of Allowed Interests will be made as follows: (a) with respect to Allowed Old Credit Facilities Secured Claims, by the Collateral Agent, (b) with respect to Allowed Debt Security Claims other than Allowed Old 9% Subordinated Debentures Claims, if made by an Old Indenture Trustee, in accordance with the applicable Old Indenture and, if made by the Disbursing Agent, at the addresses supplied in the letter of transmittal provided by or on behalf of the Holders of such Claims in accordance with Section 6.2.10(b) hereof; (c) with respect to Old 9% Subordinated Debentures Claims, Anacomp will publish notice of the availability of the distribution under the Plan in the manner provided in Section 1105 of the Old 9% Subordinated Debentures Indenture and distributions will be made by the Disbursing Agent upon presentation of a letter of transmittal and original certificate to Cedel, Euroclear or the Disbursing Agent, (d) with respect to all other Allowed Claims, by the Disbursing Agent (i) at the addresses set forth on the respective proofs of Claim Filed by Holders of such Claims; (ii) at the addresses set forth in any written notices of address change delivered to the Disbursing Agent after the Limited Bar Date; or (iii) at the addresses reflected in the applicable Debtor's records if no proof of Claim has been Filed and the Disbursing Agent has not received a written notice of a change of address, (e) with respect to Allowed Class 8 Interests and Allowed Class 9 Interests, by the Disbursing Agent (i) at the addresses supplied by the Old Transfer Agent, (ii) at the addresses set forth on the respective proofs of Interests Filed by Holders of such Interests; (iii) at the addresses set forth in any written notices of address change delivered to the Disbursing Agent, or (iv) at the addresses reflected in the applicable Debtor's records if no proof of Interest has been Filed and the Disbursing Agent has not received a written notice of a change of address.

     (b) If any Allowed Claim Holder's or Allowed Interest Holder's distribution is returned to the Disbursing Agent as undeliverable, no further distributions will be made to such Holders unless and until the Disbursing Agent is notified in writing of such Holder's then-current address. Undeliverable distributions will remain in the possession of the Disbursing Agent until such time as a distribution becomes deliverable. Undeliverable Cash (including dividends or other distributions on account of undeliverable New Common Stock) will be held in segregated bank accounts in the name of the Disbursing Agent for the benefit of the potential claimants of such funds. Undeliverable Cash will be invested by the Disbursing Agent in a manner consistent with Reorganized Anacomp's investment and deposit guidelines. Undeliverable Plan Securities will be held by the Disbursing Agent for the benefit of the potential claimants of such securities.

     (c) Pending the distribution of the New Common Stock, the Disbursing Agent will cause all of the New Common Stock held by it in its capacity as Disbursing Agent to be: (i) represented in person or by proxy at each meeting of the stockholders of Reorganized Anacomp; and (ii) voted proportionately with the votes cast by the other stockholders of Reorganized Anacomp, taken as a whole.

     (d) Any Holder of an Allowed Claim or an Allowed Interest that does not assert a claim pursuant to the Plan for an undeliverable distribution to be made by the Disbursing Agent, the Collateral Agent or the Old Indenture Trustees, as the case may be, within two years after the Effective Date will have its claim for such undeliverable distribution discharged and will be forever barred from asserting any such claim against the Debtors, Reorganized Anacomp or their property. In such cases: (i) any Cash held for distribution on account of such claims for undeliverable distributions (including Cash interest, maturities, dividends and other distributions on undelivered Plan Securities, as the case may be) shall be property of Reorganized Anacomp, free of any restrictions thereon (except as otherwise provided in any Plan Document); (ii) any New Senior Secured Notes and New Senior Subordinated Notes held for distribution on account of such claims for distributions shall be canceled and of no further force or effect; (iii) any New Common Stock held for distribution on account of such claims for distributions shall either be canceled or held as treasury shares as Reorganized Anacomp may determine is appropriate; and (iv) any New Warrants held for distribution on account of such claims for distributions shall be canceled.

     (e) If an Old Indenture Trustee or the Disbursing Agent, as applicable, determines that an individual Holder of an Allowed Debt Security Claim is no longer entitled to a distribution pursuant to the applicable Old Indenture, the Plan, the Confirmation Order or applicable foreign law with respect to the Old 9% Subordinated Debentures Claims, such individual Holder's claim for such distribution will be discharged, and such individual Holder will be forever barred from asserting any such claim for a distribution against the Debtors, Reorganized Anacomp or their respective property. In such cases: (i) any Cash held for distribution on account of such claims for undeliverable distributions (including Cash interest, maturities, dividends and other distributions on undelivered Plan Securities, as the case may be) shall be property of
Reorganized Anacomp, free of any restrictions thereon (except as otherwise provided in any Plan Document); (ii) any New Senior Subordinated Notes held for distribution on account of such claims for distributions shall be canceled and of no further force or effect; (iii) any New Common Stock held for distribution on account of such claims for distributions shall either be canceled or held as treasury shares as Reorganized Anacomp may determine is appropriate; and (iv) any New Warrants held for distribution on account of such claims for distributions shall be canceled.

     6.2.7 Distribution Record Date.

     (a) The Collateral Agent will have no obligation to recognize the transfer of, or the sale of, any participation in any Allowed Old Credit Facilities Secured Claim occurring after the close of business on the Distribution Record Date, and will be entitled for all purposes herein to recognize and distribute only to those Holders of Allowed Old Credit Facilities Secured Claims who are Holders of such Claims, or participants therein, as certified by such Holders in writing to the Collateral Agent by the close of business on the Distribution Record Date.

     (b) As of the close of business on the Distribution Record Date, the respective transfer registers for the Old Securities (as applicable) will be closed, and the Disbursing Agent, the Old Indenture Trustees and their respective agents will have no obligation to recognize the transfer of any Old Securities, any Old Common Stock or any Old Preferred Stock occurring after the close of business on the Distribution Record Date and will be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

     6.2.8 Means of Cash Payments. Except as otherwise specified herein, Cash payments made pursuant to the Plan will be in U.S. dollars by checks drawn on a domestic bank selected by Reorganized Anacomp, or by wire transfer from a domestic bank, at the option of Reorganized Anacomp.

     6.2.9 Fractional Plan Securities.

     (a) Notwithstanding any other provisions of the Plan, principal amounts of the New Senior Secured Notes and the New Senior Subordinated Notes will be initially issued only in denominations of $1,000 and integral multiples thereof. When any distribution on account of an Allowed Claim would otherwise result in the issuance of New Senior Secured Notes or New Senior Subordinated Notes with an aggregate principal amount that is not an integral multiple of $1,000, the actual distribution of such notes will be rounded to the next higher or lower integral multiple of $1,000, as follows: (a) aggregate principal amounts that exceed an integral multiple of $1,000 by $500 or more will be rounded to the next higher integral multiple of $1,000 and (b) aggregate principal amounts that exceed an integral multiple of $1,000 by less than $500 will be rounded to the next lower integral multiple of $1,000. If, as a result of such rounding, the sum of such principal amounts differs from the aggregate principal amount of such New Senior Secured Notes or New Senior Subordinated Notes to be distributed pursuant to the Plan, as applicable, the aggregate principal amount of the New Senior Secured Notes or the New Senior Subordinated Notes will be adjusted upward or downward to provide for the distribution of the applicable New Senior Secured Notes or New Senior Subordinated Notes in an aggregate principal amount equal to such sum. No consideration will be provided in lieu of principal amounts that are rounded down.

     (b) Notwithstanding any other provision of the Plan, only whole numbers of shares of New Common Stock and whole numbers of New Warrants will be issued. When any distribution on account of an Allowed Claim or an Allowed Interest would otherwise result in the issuance of a number of shares of New Common Stock or a number of New Warrants that is not a whole number, the actual distribution of shares of such stock or warrants will be rounded to the next higher or lower whole number as follows: (i) fractions equal to or greater than 1/2 will be rounded to the next higher whole number and (ii) fractions less than 1/2 will be rounded to the next lower number. The total number of shares of New Common Stock and New Warrants to be distributed to a Class of Claims or Interests will be adjusted as necessary to account for the rounding provided for herein. If, as a result of such rounding, the amount of shares of New Common Stock or the amount of New Warrants to be distributed to a particular Class differs from the aggregate number of shares of New Common Stock or New Warrants to be distributed pursuant to the Plan to that Class, the aggregate number of shares of New Common Stock or the amount of New Warrants specified with respect to such Class will be adjusted upward or downward to provide for the distribution of New Common Stock or New Warrants, as the case may be, in an aggregate number of shares or New Warrants equal to such sum. No consideration will be provided in lieu of fractional shares or warrants that are rounded down.

     6.2.10 Surrender of Canceled Instruments or Securities.

     (a) As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim or an Allowed Interest evidenced by the notes, instruments, securities or other documentation canceled pursuant to the Plan, the Holder of such Claim or Interest will tender the applicable notes, instruments, securities or other documentation evidencing such Claim or Interest to the Collateral Agent, the Disbursing Agent, Cedel, Euroclear or one of the Old Indenture Trustees, as applicable. Any Cash or Plan Securities to be distributed pursuant to the Plan on account of any such Claim or Interest will, pending such surrender, be treated as an undeliverable distribution pursuant to
Section 6.2.6 hereof.

     (b) Except as provided in Section 6.2.10(c) hereof, each Holder of an Allowed Claim or an Allowed Interest will tender such Old Security to the Disbursing Agent, Cedel, Euroclear or one of the Old Indenture Trustees, as applicable, together with a letter of transmittal to be provided to such Holders by the Disbursing Agent, Cedel, Euroclear or the Old Indenture Trustees as promptly as practicable following the Effective Date. The letter of transmittal will include, among other provisions, customary provisions with respect to the authority of the Holder of the applicable Old Security to act and the authenticity of any signatures required thereon. All surrendered Old Securities will be marked as canceled by the Disbursing Agent, Cedel, Euroclear or one of the Old Indenture Trustees, as applicable, and delivered to Reorganized Anacomp.

     (c) In addition to any requirements under the applicable Old Indenture, any Holder of a Claim or Interest evidenced by an Old Security that has been lost, stolen, mutilated or destroyed will, in lieu of surrendering such Old Security, deliver to the Disbursing Agent or one of the Old Indenture Trustee, as applicable: (i) evidence satisfactory to such Entity of such loss, theft, mutilation or destruction and (ii) such security or indemnity as may be required by such Entity to hold such Entity harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Old Security. Upon compliance with this Section 6.2.10(c) by a Holder of a Claim or an Interest evidenced by an Old Security, such Holder will, for all purposes under the Plan, be deemed to have surrendered an Old Security.

     (d) Any Holder of an Old Security that fails to surrender or be deemed to have surrendered such Old Security within two years after the Effective Date will have its claim for a distribution pursuant to the Plan on account of such Old Security discharged and will be forever barred from asserting any such claim against the Debtors, Reorganized Anacomp or their respective property. In such cases: (i) any Cash held for distribution on account of such claims for undeliverable distributions (including Cash interest, maturities, dividends and other distributions on undelivered Plan Securities, as the case may be) shall be property of Reorganized Anacomp, free of any restrictions thereon (except as otherwise provided in any Plan Document); (ii) any New Senior Secured Notes and New Senior Subordinated Notes held for distribution on account of such claims for distributions shall be canceled and of no further force or effect; (iii) any New Common Stock held for distribution on account of such claims for distributions shall either be canceled or held as treasury shares as Reorganized Anacomp may determine is appropriate; and (iv) any New Warrants held for distribution on account of such claims for distributions shall be canceled.

     6.2.11  Fees  and  Expenses  of  Senior  Lenders.  On the  Effective  Date,
Reorganized Anacomp will reimburse in Cash, without prior Bankruptcy Court approval, the Holders of the Old Senior Notes Secured Claims and the Holders of the Old Credit Facilities Secured Claims, as part of their Secured Claims, for certain reasonable legal and other professional fees, costs and other expenses incurred by such Holders, to the extent not theretofore paid to or on behalf of such Holders and upon submission, two Business Days prior to the Effective Date, by each attorney, accountant and financial advisor retained by such Holders of billing statements setting forth amounts equal to (a) all fees, costs and other expenses incurred by such Entity from the Petition Date through the end of the Business Day immediately preceding the date of such submission and (b) a good faith estimate of the fees, costs and other expenses to be incurred thereafter by such Entity through the Effective Date, to the Debtors and the Creditors' Committee.

     6.2.12 Setoff. Reorganized Anacomp may, but shall not be required to, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, claims of any nature that the Debtors or Reorganized Anacomp may have against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim against the Debtors or Reorganized Anacomp shall constitute a waiver or release by the Debtors or Reorganized Anacomp of any claim that the Debtors or Reorganized Anacomp may possess against such Holder.

     6.3 Indenture Trustee Charging Liens. In full satisfaction of Allowed Claims secured by Indenture Trustee Charging Liens, the Old Indenture Trustees will receive from Reorganized Anacomp Cash equal to the amount of such Claims, and any Indenture Trustee Charging Liens will be released. Distributions received by Holders of Allowed Claims pursuant to the Plan will not be reduced on account of payment of Allowed Claims secured by Indenture Trustee Charging Liens. Notwithstanding any other provisions of the Plan, upon: (a) submission of appropriate documentation to Reorganized Anacomp and the Creditors' Committee regarding fees and expenses incurred by an Old Indenture Trustee in connection with the Chapter 11 Cases through the Effective Date that are secured by an Old Indenture Trustee Charging Lien and (b) the failure of Reorganized Anacomp or the Creditors' Committee to object on the grounds of reasonableness, as determined under the terms of the applicable Old Indenture, to the payment of such fees and expenses within 10 Business Days after receipt of such documentation, such Old Indenture Trustee will be deemed to hold an Allowed Claim for such fees and expenses, which Reorganized Anacomp will pay in Cash within 30 days after the receipt of the documentation regarding the fees and expenses of such Old Indenture Trustee, without further Bankruptcy Court approval.

     6.4 Retiree Benefits. On and after the Effective Date, to the extent required by Section 1129(a)(13) of the Bankruptcy Code, Reorganized Anacomp and/or Reorganized Florida A A C shall continue to pay all retiree benefits (if any), as the term "retiree benefits" is defined in Section 1114(a) of the Bankruptcy Code, maintained or established by the Debtors prior to the Confirmation Date.

     6.5 Exemptions from Securities Laws and Shelf Registration.

     (a) The Confirmation Order shall provide that the offer and sale of the Plan Securities are exempt from registration pursuant to Section 1145(a) of the Bankruptcy Code and that the Plan Securities may be resold by the holders thereof without restriction, except to the extent that any such holder that is deemed to be an "underwriter," as defined in Section 1145(b)(1) of the Bankruptcy Code with respect to the Plan Securities.

     (b) Within 45 days after the Effective Date, or such longer time as may be required to prepare the necessary financial statements, Reorganized Anacomp shall file, at its expense, the Shelf Registration Statement. Reorganized Anacomp shall use its best efforts to file the Shelf Registration Statement as expeditiously as possible after the Effective Date and to have the Shelf Registration Statement declared effective as soon as practicable after such filing and to keep the Shelf Registration Statement continuously effective until the third anniversary date of the effective date thereof, except as otherwise provided in the Registration Rights Agreement. The New Senior Secured Notes shall be included in the Shelf Registration Statement if Class 2 shall have accepted the Plan and the New Senior Subordinated Notes shall be included in the Shelf Registration Statement if Class 5 shall have accepted the Plan. The New Common Stock shall be included in the Shelf Registration Statement. No securities other than the New Common Stock, the New Senior Secured Notes and the New Senior Subordinated Notes shall be included in the Shelf Registration Statement unless the holders of a majority of the outstanding New Common Stock consent to such inclusion. Reorganized Anacomp shall also, if necessary, supplement or make amendments to the Shelf Registration Statement.


                                   ARTICLE VII

                       ACCEPTANCE OR REJECTION OF THE PLAN

     7.1 Classes Entitled to Vote. Each Holder of an Allowed Claim or Allowed Interest in a Class of Claims against or Interests in any of the Debtors which may be impaired under the Plan, including any Holder of a Class 2 Claim, Class 4 Claim, Class 5 Claim, Class 6 Claim or a Class 8 Interest shall be entitled to vote separately to accept or reject the Plan. Each Holder of a Claim or Interest in a Class of Claims or Interests which is unimpaired under the Plan, including Class 1, Class 3, Class 7 and Class 11, shall be presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Classes 9 and 10 shall be presumed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code.

     7.2 Class Acceptance Requirement. An impaired Class of Claims shall have accepted the Plan if (i) the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in dollar amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan. An impaired Class of Interests shall have accepted the Plan if the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

     7.3 Confirmation Notwithstanding a Rejection of Plan by an Impaired Class. If any impaired Class or Classes of Claims or Interests shall not accept the Plan, the Debtors request that the Bankruptcy Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code. In addition, the Debtors reserve the right to modify the Plan pursuant to the provisions of Section 14.13 of the Plan to provide treatment sufficient to assure that the Plan does not discriminate unfairly, and is fair and equitable, with respect to the Class or Classes not accepting the Plan, and, in particular, the treatment necessary to meet the minimum requirements of Sections 1129(a) and (b) of the Bankruptcy Code with respect to the rejecting Classes and any other Classes affected by such modifications; provided, however, that the Debtors shall not modify the Plan to
(i) reduce the distributions to be made to any of Classes 4, 5, 6 or 7 or (ii) increase the distributions to be made to any Class, without first having obtained the consent of the Creditors' Committee.


                                  ARTICLE VIII

                     PROCEDURE FOR RESOLVING DISPUTED CLAIMS

     8.1 Unimpaired Excepted Claims Generally. The Allowed amount of any Unimpaired Excepted Claim and the rights of the Holder of such Unimpaired Excepted Claim, if any, to payment in respect thereof shall (a) be determined
(i) in the event that the Holder thereof (A) does not File proof of such Claim on or before the Limited Bar Date or (B) Files a proof of such Claim on or before the Limited Bar Date and no objection to, or request for estimation with respect to, such Claim is Filed in accordance with Section 8.4 hereof, by any court of competent jurisdiction other than the Bankruptcy Court in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved and adjudicated if the Chapter 11 Cases had not been commenced, or (ii) in the event that the Holder thereof Files a proof of such Claim on or before the Limited Bar Date and an objection to, or request for estimation with respect to, such Claim is Filed in accordance with Section 8.4 hereof, by the Bankruptcy Court, (b) except as otherwise provided in Section 8.1(a)(ii) hereof, survive the Effective Date and consummation of the Plan as if the Chapter 11 Cases had not been commenced, and (c) not be discharged pursuant to Section 1141 of the Bankruptcy Code. In order to carry out the foregoing provisions of the Plan, the Debtors, Reorganized Anacomp and the Holders of Unimpaired Excepted Claims shall have, among other rights and obligations, the following rights and obligations:

     8.1.1 Except to the extent that an objection to, or a request for estimation with respect to, an Unimpaired Excepted Claim has been Filed in accordance with Section 8.4 hereof, the Holder of such Claim shall be entitled, after the Effective Date, to commence any action or proceeding against Reorganized Anacomp, or to continue any action or proceeding against any of the Debtors, to determine the amount of its Claim in any court of competent jurisdiction.

     8.1.2 The Debtors and Reorganized Anacomp, as the case may be, shall not assert any defense based solely upon the facts that (i) no proof of such Claim shall have been Filed on or before the Limited Bar Date, and/or (ii) such Claim was listed by the Debtors in their Chapter 11 Schedules as unliquidated, contingent or disputed.

     8.1.3 The Debtors or Reorganized Anacomp, as the case may be, may at any time before or after the Confirmation Date and before or after the Effective Date, dispute, defend against or otherwise oppose, in accordance with nonbankruptcy law, any such Unimpaired Excepted Claim (other than any such Claim to the extent allowed by Final Order of the Bankruptcy Court or the Confirmation Order) without taking any formal action either in or out of court (except as otherwise required by nonbankruptcy law). Reorganized Anacomp shall retain, in addition to all claims, rights and causes of action retained by Reorganized Anacomp pursuant to Section 14.5 of the Plan, all defenses, at law or in equity, to any and all such Unimpaired Excepted Claims (other than any such Claim to the extent allowed by Final Order of the Bankruptcy Court or the Confirmation Order), other than as provided in Section 8.1.2 hereof.

     8.2 Unimpaired Non-Excepted Claims Generally. The amount of any Allowed Unimpaired Non-Excepted Claim and the rights, if any, of the Holder of any such Claim that has properly Filed a proof of Claim on or prior to the Limited Bar Date, or any other date determined by the Bankruptcy Court with respect to such Claim, to payment in respect thereof shall (a) be determined, (i) in the event that no objection to, or request for estimation with respect to, such Claim is Filed in accordance with Section 8.4 hereof, by any court of competent jurisdiction other than the Bankruptcy Court in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved and adjudicated if these Chapter 11 Cases had not been commenced or
(ii) in the event that an objection to, or request for estimation with respect to, such Claim is Filed in accordance with Section 8.4 hereof, by the Bankruptcy Court, (b) except as otherwise provided in Section 8.2(a)(ii) hereof, survive the Effective Date and consummation of the Plan as if the Chapter 11 Cases had not been commenced, and (c) not be discharged pursuant to Section 1141 of the Bankruptcy Code. In order to carry out the foregoing provisions of the Plan, the Debtors, Reorganized Anacomp and the Holders of Unimpaired Non-Excepted Claims that have properly Filed a proof of Claim on or prior to the Limited Bar Date, shall have, among other rights and obligations, the following rights and obligations:

     8.2.1 Except to the extent that an objection to, or a request for estimation with respect to, an Unimpaired Non-Excepted Claim has been filed in accordance with Section 8.4 hereof, the Holder of such Claim shall be entitled, after the Effective Date, to commence any action or proceeding against Reorganized Anacomp, or to continue any action or proceeding against any of the Debtors, to determine the amount of its Claim in any court of competent jurisdiction.

     8.2.2 The Debtors or Reorganized Anacomp, as the case may be, may at any time before or after the Confirmation Date and before or after the Effective Date, dispute, defend against or otherwise oppose, in accordance with nonbankruptcy law, any such Unimpaired Non-Excepted Claim (other than any such Claim to the extent allowed by Final Order of the Bankruptcy Court or the Confirmation Order) without taking any formal action either in or out of court (except as otherwise required by nonbankruptcy law). Reorganized Anacomp shall retain, in addition to all claims, rights and causes of action retained by Reorganized Anacomp pursuant to Section 14.5 of the Plan, all defenses, at law or in equity, to any and all Unimpaired Non-Excepted Claims (other than any such Claim to the extent allowed by Final Order of the Bankruptcy Court or the Confirmation Order).

     8.3 Rejection Claims. Any Rejection Claim not barred pursuant to the provisions of Section 9.2 of the Plan shall be an Allowed Claim in the amount set forth in the Filed proof of Claim evidencing such Claim unless an objection is Filed to such Claim not later than sixty (60) days after the filing of such proof of Claim or such later time ordered by the Bankruptcy Court without need for notice and hearing. Upon the Filing of any such objection, the amount of the Allowed Rejection Claim, if any, shall be determined by the Bankruptcy Court unless it shall have sooner become an Allowed Claim.

     8.4 Disputed Claims. The amount of any Impaired Claim which is a Disputed Claim and the rights of the Holder of such Claim, if any, to payment in respect thereof shall be determined by the Bankruptcy Court, unless it shall have sooner become an Allowed Claim. Unless otherwise ordered by the Bankruptcy Court, all objections to Claims (other than as provided in Section 4.1 hereof) and Interests shall be Filed and served upon the Holder of such Claim or Interest no later than sixty (60) days after the Effective Date; provided, however, that, unless otherwise ordered by the Bankruptcy Court, any of the Debtors, Reorganized Anacomp or Reorganized Florida A A C shall be entitled to File an objection to any Claim Filed after the Limited Bar Date, including, without limitation, any Claim Filed by a governmental unit pursuant to Section 502(b)(9) of the Bankruptcy Code, on or prior to the later of (i) sixty (60) days after the Effective Date and (ii) sixty (60) days after the service of such Claim on any of the Debtors, Reorganized Anacomp or Reorganized Florida A A C.

     8.5 Authority to Oppose Claims. On and after the Effective Date, except as the Bankruptcy Court may otherwise order, Reorganized Anacomp and/or Reorganized Florida A A C shall have the exclusive right to make, prosecute and settle any objections to Claims or Interests.

     8.6 Treatment of Disputed Claims and Disputed Interests. Notwithstanding any other provisions of the Plan, no payments or distributions shall be made on account of a Disputed Claim until such Claim or Interest becomes an Allowed Claim or an Allowed Interest, as the case may be.


                                   ARTICLE IX

                               EXECUTORY CONTRACTS

     9.1 General Treatment. All executory contracts and unexpired leases of the Debtors shall be assumed by Reorganized Anacomp as of the Effective Date, unless
(i) rejected  pursuant to an order entered on or prior to the Effective Date, or
(ii) a motion to reject any such executory contract or unexpired lease is pending before the Bankruptcy Court on the Effective Date, or (iii) assumed pursuant to an order entered on or prior to the Effective Date.

     9.2 Bar to Rejection Damages. If the rejection of an executory contract or unexpired lease by the Debtors results in damages to the other party or parties to such contract or lease, a Claim for such damages, if not previously evidenced by a Filed proof of Claim or barred by a Final Order, shall be forever barred and shall not be enforceable against the Debtors or Reorganized Anacomp, or their properties or agents, successors, or assigns, unless a proof of Claim relating thereto is filed with the Bankruptcy Court within thirty (30) days after the later of (i) the entry of a Final Order authorizing such rejection and
(ii) the Effective Date, or within such shorter period as may be ordered by the Bankruptcy Court.

     9.3 Cure of Defaults for Executory Contracts and Unexpired Leases. Each executory contract and unexpired lease to be assumed pursuant to the Plan shall be reinstated and rendered unimpaired in accordance with Sections 1124(2) and 365(b)(1) of the Bankruptcy Code. In connection therewith, the Debtors shall cure or provide adequate assurance that they will cure any monetary default (other than of the kind specified in Section 365(b)(2) of the Bankruptcy Code), by payment of the default amount in Cash on the Effective Date (or on such other terms as the parties to such executory contract or unexpired lease may otherwise agree), compensate, or provide adequate assurance that the Debtors will promptly compensate parties other than the Debtors to such contract or lease for any actual pecuniary loss to such parties resulting from such default, and provide adequate assurance of future performance under such contract or lease. In the event of a dispute regarding: (i) the amount of any cure payments, (ii) the ability of Reorganized Anacomp or any of the assignees to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, the cure payments or performance required by
Section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.


                                    ARTICLE X

                       CONDITIONS TO CONFIRMATION AND THE
                        OCCURRENCE OF THE EFFECTIVE DATE


     10.1 Conditions to Confirmation. Confirmation of this Plan is conditioned upon the occurrence of the following, or waiver of the following, condition jointly by the Debtors, the Collateral Agent (if Class 2 shall have accepted the Plan) and the Creditors' Committee (if Class 5 shall have accepted the Plan):
The provisions of the Plan and all exhibits thereto shall be reasonably satisfactory to the Collateral Agent (if Class 2 shall have accepted the Plan) and the Creditors' Committee (if Class 5 shall have accepted the Plan).

     10.2 Conditions to the Occurrence of the Effective Date. This Plan shall not be consummated and the Effective Date shall not occur unless and until each of the following conditions has been satisfied or waived jointly by the Debtors, the Creditors' Committee (if Class 5 shall have accepted the Plan) and the Collateral Agent (if Class 2 shall have accepted the Plan):

     (a) All fees payable pursuant to Section 1930 of Title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall have been paid;

     (b) If the condition specified in Section 10.1 has been duly waived, the provisions of the Plan and all exhibits thereto shall be reasonably satisfactory to the Collateral Agent (if Class 2 shall have accepted the Plan) and the Creditors' Committee (if Class 5 shall have accepted the Plan);

     (c) The Confirmation Order shall have become a Final Order; and

     (d) All actions and documents necessary to implement the provisions of this Plan shall have been effected, executed or duly provided for in a manner reasonably satisfactory to the Collateral Agent (if Class 2 shall have accepted the Plan) and the Creditors' Committee (if Class 5 shall have accepted the
Plan).


                                   ARTICLE XI

                EFFECTS OF CONFIRMATION AND EFFECTIVENESS OF PLAN

     11.1 Discharge of Claims. Except as otherwise provided herein or in the Confirmation Order, on the Effective Date: (i) the rights afforded in the Plan and the payments and distributions to be made hereunder shall discharge all existing debts and Claims of any kind, nature, or description whatsoever against the Debtors, any of their assets or properties or any property dealt with under the Plan to the extent permitted by Section 1141 of the Bankruptcy Code; (ii) all existing Claims against the Debtors shall be and shall be deemed to be discharged; (iii) all obligations of the Debtors, directly or as guarantors, under the Old Indentures, the Old Credit Facilities, the Old Securities and the Old Collateral Documents shall be deemed released, discharged and satisfied; and
(iv) all Holders of Claims and Interests shall be precluded from asserting against the Debtors, any of their assets or properties, or any property dealt with under the Plan, any other or further Claim based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date, whether or not such Holder Filed a proof of Claim.

     11.2 Discharge of Debtors. Except as otherwise provided herein, any consideration distributed to Creditors under the Plan shall be in exchange for and in complete satisfaction, discharge, and release of all Claims of any nature whatsoever against the Debtors or any of their assets or properties; and, except as otherwise provided herein, upon the Effective Date, the Debtors shall be deemed discharged and released to the extent permitted by Section 1141 of the Bankruptcy Code from any and all Claims, including but not limited to demands and liabilities that arose before the Confirmation Date, and all debts of the kinds specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of Claim based upon such debt is filed or deemed filed under Section 501 of the Bankruptcy Code; or (ii) the Holder of a Claim based upon such debt has accepted the Plan. Except as provided herein and therein, the Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtors. As provided in Section 524 of the Bankruptcy Code, such discharge shall void any judgment against the Debtors at any time obtained to the extent it relates to a Claim discharged, and operates as an injunction against the commencement or continued prosecution of any action against the Debtors, Reorganized Anacomp, Reorganized Florida A A C or any of their respective properties, to the extent it relates to a Claim discharged.

     11.3 Survival of Indemnification Claims and Obligations. Notwithstanding any other provision of this Plan, all obligations of the Debtors or any Foreign Subsidiary or Domestic Subsidiary to indemnify or hold harmless current or former officers or directors of any of the Debtors, or the Old Indenture
Trustees,  and all  Claims  of such  officers,  directors  or the Old  Indenture
Trustees, under the bylaws of such Debtor, the Old Indentures or other applicable law, corporate documents or agreements shall expressly survive Confirmation of the Plan and be binding on and enforceable against Reorganized Anacomp irrespective of whether indemnification is owed in connection with an event occurring before, on or after the Petition Date.

     11.4 Termination of Claims of Contractual Subordination Against Holders of Old Senior Subordinated Notes Claims. Provided that (i) the Plan has been accepted by Class 5 under Section 1126(c) of the Bankruptcy Code, (ii) the Bankruptcy Court shall have entered the Confirmation Order and (iii) the Effective Date shall have occurred, all rights, actions or causes of action between or among Holders of "senior indebtedness" (as defined in the Old Senior Subordinated Notes Indenture) and Holders of Old Senior Subordinated Notes Claims based upon any claimed right to contractual subordination shall be satisfied, terminated, void and of no further force or effect as of the Effective Date so that, notwithstanding any such rights, actions or causes of action, each Holder of Old Senior Subordinated Notes Claims shall have the rights and benefits of the distributions provided in this Plan.

     11.5 Termination of Claims of Contractual Subordination Against Holders of Old Subordinated Debentures Claims. Provided that (i) the Plan has been accepted by Class 6 under Section 1126(c) of the Bankruptcy Code, (ii) the Bankruptcy Court shall have entered the Confirmation Order and (iii) the Effective Date shall have occurred, all rights, actions or causes of action between or among Holders of "senior indebtedness" (as defined in the Old 9% Subordinated Debentures Indenture and the Old 13.875% Subordinated Debentures Indenture) and Holders of Old Subordinated Debentures Claims based upon or in any way relating to any claimed right to contractual subordination shall be satisfied, terminated, void and of no further force or effect as of the Effective Date so that, notwithstanding any such rights, actions or causes of action, each Holder of Old Subordinated Debentures Claims shall have the rights and benefits of the distributions provided in this Plan.


                                   ARTICLE XII

                            RELEASES AND INJUNCTIONS

     12.1 Releases. On the Effective Date, Reorganized Anacomp shall be deemed to release unconditionally, and hereby is deemed to release unconditionally on such date (i) each present or former officer, director, shareholder, employee, consultant, attorney, accountant and other representatives of the Debtors, the Domestic Subsidiaries and the Foreign Subsidiaries, (ii) the Creditors' Committee and the Unofficial Senior Subordinated Committee and, solely in their capacity as members or representatives of the Creditors' Committee or the Unofficial Senior Subordinated Committee, as applicable, each consultant, attorney, accountant or other representative or member (and each of such member's respective officers, directors, shareholders, employees, consultants, attorneys, accountants and other representatives) of the Creditors' Committee or the Unofficial Senior Subordinated Committee, as applicable, and (iii) the Holders of Old Senior Notes Secured Claims and Old Credit Facilities Secured Claims and, solely in their capacity as representatives of such Holders, each of such Holder's respective officers, directors, shareholders, employees, consultants, attorneys, accountants and other representatives (the Entities specified in clauses (i), (ii) and (iii) are referred to collectively as the "Releasees"), from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Chapter 11 Cases or the Plan, except that no Releasees shall be released from acts or omissions which are the result of willful misconduct.

     On the Effective Date, each Holder of a Claim shall be deemed to have released unconditionally, and hereby is deemed to release unconditionally on such date, the Releasees, from any and all rights, claims, causes of action, obligations, suits, judgments, damages and liabilities whatsoever which any such Holder may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or before the Effective Date in any way relating to Reorganized Anacomp, the Debtors, the Chapter 11 Cases or the Plan, except that no Releasees shall be released from acts or omissions which are the result of willful misconduct.

     If and to the extent that the Bankruptcy Court concludes that the Plan cannot be confirmed with any portion of the foregoing releases, then the Debtors reserve the right to amend the Plan so as to give effect as much as possible to the foregoing releases, or to delete them.

     12.2 No  Liability  for  Solicitation  or  Participation.  As  specified in
Section 1125(e) of the Bankruptcy Code, Entities who solicit acceptances or rejections of the Plan and/or who participate in the offer, issuance, sale or purchase of securities offered or sold under the Plan, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, are not liable, on account of such solicitation or participation, for violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale or purchase of securities in connection therewith.

     12.3 Limitation of Liability. Neither the Debtors, Reorganized Anacomp, Reorganized Florida A A C, nor any of their respective employees, officers, directors, agents, or representatives, nor any Professionals employed by any of them, nor any Creditors' Committee or the Unofficial Senior Subordinated Committee, or any of their members, agents, representatives, or professional advisors, shall have or incur any liability to any Entity for any act taken or omission made in good faith in connection with or related to formulating, implementing, confirming, or consummating the Plan, or any contract, instrument, release, or other agreement or document created in connection with the Plan.

     12.4 General Injunction. Except as provided herein or in the Confirmation Order, from and after the Effective Date, all Entities who received or are Holders of Plan Securities and all Holders of Claims against the Estates are permanently restrained and enjoined after the Confirmation Date (i) from commencing, continuing, or taking any act, to enforce against any of the Debtors or any Foreign Subsidiary or Domestic Subsidiary or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note, (ii) from enforcing, attaching, collecting or recovering by any manner or means, any judgment, award, decree, or order against any Debtor or any Foreign Subsidiary or Domestic Subsidiary or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note, (iii) from creating, perfecting or enforcing any encumbrance of any kind against any Debtor or any Foreign Subsidiary or Domestic Subsidiary or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note, (iv) from asserting any setoff, right of subrogation, indemnification, contribution or recoupment of any kind against any obligation due any Debtor or any Foreign Subsidiary or Domestic Subsidiary, or any right, claim or cause of action arising under or related to any Old Security or the Old Credit Facilities Note and (v) from performing any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan and orders of the Bankruptcy Court; provided, however, that each Holder of a Claim may, to the extent permitted by and in accordance with the provisions of the Plan, commence or continue any action or proceeding to determine the amount of its Claim in the Bankruptcy Court or any other court of competent jurisdiction, and all Holders of Claims shall be entitled to enforce their rights under the Plan and the Plan Documents.

     12.5 Section 346 Injunction. In accordance with Section 346 of the Bankruptcy Code, for purposes of any state or local law imposing a tax, income will not be realized by the Estates, the Debtors, Reorganized Anacomp or Reorganized Florida A A C by reason of the forgiveness or discharge of indebtedness resulting from the Chapter 11 Cases. As a result, each state or local taxing authority is permanently enjoined and restrained, after the Confirmation Date, from commencing, continuing or taking any act to impose, collect or recover in any manner any tax against any Debtor, Reorganized Anacomp or Reorganized Florida A A C arising by reason of the forgiveness or discharge of indebtedness of any such Entity under the Plan.

                                  ARTICLE XIII

                            RETENTION OF JURISDICTION

     13.1 Scope of Jurisdiction. Pursuant to Sections 1334 and 157 of Title 28 of the United States Code, notwithstanding occurrence of the Effective Date or substantial consummation of the Plan, the Bankruptcy Court shall retain and have jurisdiction from and after the Confirmation Date of all matters arising in, arising under, and related to the Chapter 11 Cases and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

     13.1.1  To  hear  and  determine   any  and  all   adversary   proceedings,
applications or contested matters pending on the Effective Date or brought after the Effective Date;

     13.1.2 To hear and determine any and all applications for substantial contribution and for compensation and reimbursement of expenses Filed in accordance with the Plan;

     13.1.3 To hear and determine Rejection Claims, disputes arising from the assumption and assignment of executory contracts and unexpired leases, and Disputed Claims which are Impaired Claims or which are held by Holders of Unimpaired Claims;

     13.1.4 To hear and determine, pursuant to the provisions of Section 505 of the Bankruptcy Code, all issues related to the liability of a Debtor for any tax incurred prior to the Effective Date;

     13.1.5 To enforce the provisions of the Plan and to determine any and all disputes arising under the Plan;

     13.1.6 To enter and implement such orders as may be appropriate in the event Confirmation is for any reason stayed, reversed, revoked, modified or vacated;

     13.1.7 To modify any provision of the Plan to the extent permitted by the Bankruptcy Code and to correct any defect, cure any omission or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to carry out the purposes and intent of the Plan;

     13.1.8 To enter such orders as may be necessary or appropriate in furtherance of consummation and implementation of the Plan;

     13.1.9 To determine the allowance of Claims and Interests as provided in the Plan; and

     13.1.10 To enter an order closing the Chapter 11 Cases.

     13.2 Failure of the Bankruptcy Court to Exercise Jurisdiction. If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising in, arising under, or related to the Chapter 11 Cases, this Article XIII shall have no effect upon and shall not control, prohibit, or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.


                                   ARTICLE XIV

                            MISCELLANEOUS PROVISIONS


     14.1 Compliance With Tax Requirements. In connection with the Plan, the Debtors, Reorganized Anacomp, the Collateral Agent, the Disbursing Agent and the Old Indenture Trustees shall comply with all applicable withholding and reporting requirements imposed by federal, state, local and foreign taxing authorities, and all distributions hereunder shall be subject to such withholding and reporting requirements. Creditors may be required to provide certain tax information as a condition to receipt of distributions pursuant to the Plan. Notwithstanding any other provision of the Plan, each Entity receiving a distribution pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution.

     14.2 Discharge of Old Indenture Trustees. Subsequent to the performance of the Old Indenture Trustees, or their respective agents, of their duties and obligations under the provisions of the Plan and the Confirmation Order, if any, and under the terms of such Old Indentures, such Old Indenture Trustees and their agents shall be relieved, discharged and released from all obligations, claims, rights, demands and causes of action associated with or arising from such Old Indentures. The Confirmation Order shall enjoin from and after the Effective Date the prosecution, whether directly, derivatively or otherwise, of any claim, debt, right, cause of action or liability released or to be released pursuant to this Section 14.2.

     14.3 Post-Effective Date Fees and Expenses of Professionals. Reorganized Anacomp shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court (except as may be required by Section 1129(a)(4) of the Bankruptcy Code), pay the reasonable fees and reasonable expenses of the Professionals related to implementation and consummation of the Plan that are incurred after the Effective Date; provided, however, that no such fees and expenses shall be paid except upon receipt by Reorganized Anacomp of a detailed written invoice from the Professional seeking compensation and expense reimbursement and provided, further, however, that Reorganized Anacomp may, within ten (10) days after receipt of an invoice for fees and expenses, request that the Bankruptcy Court determine the reasonableness of such fees and expenses.

     14.4 Vesting of Property of the Debtors. Except as otherwise provided in the Plan (including any Plan Document) or any other indentures, instruments or agreements to be executed and delivered pursuant to the Plan or the Confirmation Order, upon the Effective Date, all property of the Consolidated Estates, wherever situated, shall vest in Reorganized Anacomp and shall be retained by Reorganized Anacomp or distributed to Creditors or Interest Holders as provided in the Plan. On the Effective Date, all property of the Consolidated Estates, whether retained by Reorganized Anacomp or distributed to Creditors or Interest Holders, shall be free and clear of all Claims, Liens, Encumbrances and Interests, except the Claims, Liens, Encumbrances and Interests of Creditors and Holders of Interests expressly provided for in the Plan (including in any Plan Document).

     14.5 Causes of Action. Except as otherwise provided in the Plan, or in any contract, instrument, release, or other agreement entered into in connection with the Plan, in accordance with Section 1123(b) of the Bankruptcy Code, Reorganized Anacomp shall retain and may enforce any claims, rights and causes of action that any of the Consolidated Debtors or the Consolidated Estates may hold against any entity including, without limitation, any claims, rights or causes of action under Sections 544 through 550 of the Bankruptcy Code or any similar provisions of state law, or any other statute or legal theory. Reorganized Anacomp or any successor may pursue those rights of action, as appropriate, in accordance with what is in the best interests of Reorganized Anacomp or any successor holding such rights of action.

     14.6 Assumption of Liabilities. The liability for and obligation to make the distributions required under the Plan shall be assumed by Reorganized Anacomp, which shall have the liability for, and obligation to make, all distributions of Cash, Plan Securities or other instruments to be issued by Anacomp, Reorganized Anacomp and Reorganized Florida A A C.

     14.7 Other Documents and Actions. Without a further order of the Bankruptcy Court, the Debtors and Reorganized Anacomp may execute such documents and take such other action as is necessary to effectuate the transactions provided for in the Plan. Each of the President, any Vice President, the Chief Financial Officer, the Secretary and the Treasurer of each of the Debtors and of Reorganized Anacomp is authorized in accordance with their authority under the resolutions of the respective Boards of Directors of the Debtors or Reorganized Anacomp, as the case may be, to execute, deliver, file, or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan.

     14.8 Section 1146 Exemption. Pursuant to Section 1146(c) of the Bankruptcy Code, (i) the issuance, transfer or exchange of any security under the Plan or the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by the Plan, including any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan or the revesting, transfer or sale of any real or personal property of the Debtors pursuant to, in implementation of, or as contemplated by the Plan, (ii) the making, delivery, creation, assignment, amendment or recording of any note or other obligation for the payment of money or any mortgage, deed of trust or other security interest under, in furtherance of, or in connection with the Plan, the issuance, renewal, modification or securing of indebtedness by such means, and (iii) the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment. Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax or similar tax.

     14.9 Binding Effect.

     (a) From and after the Confirmation Date, the Plan shall be binding upon and inure to the benefit of Reorganized Anacomp, Reorganized Florida A A C,
Holders of Claims, Holders of Interests, and their respective successors and assigns.

     (b) If the Plan is not confirmed, the Plan shall be deemed null and void and notwithstanding anything herein or in the Disclosure Statement to the contrary nothing contained herein or in the Disclosure Statement shall be deemed
(i) to constitute a waiver or release of any Claims by the Debtors or any other Entity, (ii) to prejudice in any manner the rights of the Debtors or any other Entity, (iii) to constitute any admission by any of the Debtors, or any other Entity, or (iv) to constitute any admission or concession regarding any Claim or Interest.

     14.10 Governing Law. Unless an applicable rule of law or procedure is supplied by federal law (including the Bankruptcy Code and the Bankruptcy Rules) or the Indiana General Corporation Law, the internal laws of the State of New York (without reference to conflict of laws principles) shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan or the Chapter 11 Cases, except as may otherwise be provided in such agreements, documents, and instruments.

     14.11 Filing of Additional Documents. On or before the conclusion of the Confirmation Hearing, the Debtors shall File such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

     14.12 Dissolution of Creditors' Committee. On the Effective Date, except to the extent contemplated by Sections 4.1 and 6.3 hereof, the Creditors' Committee shall dissolve and the members of the Creditors' Committee shall be released and discharged from all further rights and duties arising from or related to the Chapter 11 Cases. The Professionals retained by the Creditors' Committee and the members thereof shall not be entitled to compensation or reimbursement of expenses for any services rendered after the Effective Date, except to the extent contemplated by Sections 4.1 and 6.3 hereof and for services rendered and expenses incurred in connection with any applications for allowance of compensation and reimbursement of expenses pending on the Effective Date or Filed after the Effective Date pursuant to the Plan.

     14.13 Amendments and  Modifications.

     (a) The Debtors may, with the consent of the Creditors' Committee (unless Class 5 shall have rejected the Plan) and the Collateral Agent (unless Class 2 shall have rejected the Plan), and in accordance with Section 1127(a) of the Bankruptcy Code and Bankruptcy Rule 3019, after hearing on notice to such Entities as are entitled to such notice pursuant to Bankruptcy Rule 3019, amend or modify the Plan prior to the entry of the Confirmation Order. No amendment of or modification of Section 12.1 of the Plan shall require any resolicitation of acceptances.

     (b) After the entry of the Confirmation Order, Anacomp may, with the consent of the Creditors' Committee (in the event that Class 5 shall have accepted the Plan) and in accordance with Section 1127(b) of the Bankruptcy Code, amend or modify this Plan, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan, and after the Effective Date the parties to any Plan Document may amend or modify any such Plan Document pursuant to the terms thereof without notice to any Entity not entitled to receive notice under such Plan Document and without an order from the Bankruptcy Court.

     14.14 Revocation. The Debtors reserve the right to revoke and withdraw the Plan prior to Confirmation. If the Debtors revoke or withdraw the Plan pursuant to this Section 14.14, then the Plan shall be deemed null and void and, in such event, the provisions of Section 14.9(b) shall apply.

     14.15 Severability. Should any provision in the Plan be determined to be unenforceable, with the consent of the Debtors or Reorganized Anacomp, as applicable, such determination shall in no way limit or affect the enforceability and operative effect of any other provisions of the Plan.

     14.16 Notices. Any pleading, notice or other document required by the Plan or the Confirmation Order to be served or delivered to the Debtors, Reorganized Anacomp, Reorganized Florida A A C, the Creditors' Committee, the Holders of the Old Credit Facilities Secured Claims or the Holders of the Old Senior Notes Secured Claims, will be sent by overnight delivery service, courier service or facsimile transmission to:

         (a)      ANACOMP, INC.
                  11550 North Meridian Street
                  Carmel, Indiana 46032
                  Attn: P. Lang Lowrey III

with copies to:

                  Barry J. Dichter
                  Michael J. Sage
                  CADWALADER, WICKERSHAM & TAFT
                  100 Maiden Lane
                  New York, New York 10038

                  (counsel to the Debtors, Reorganized Anacomp
                   and Reorganized Florida A A C)

         (b)      Daniel H. Golden
                  STROOCK & STROOCK & LAVAN
                  Seven Hanover Square
                  New York, New York 10004

                  (counsel to the Creditors' Committee)

         (c)      Marcia L. Goldstein
                  WEIL, GOTSHAL & MANGES 767 Fifth Avenue
                  New York, New York 10153

                  (counsel to the Holders of Old Credit
                   Facilities Secured Claims)

          (d)      Douglas R. Davis
                   MILBANK, TWEED, HADLEY & McCLOY
                   One Chase Manhattan Plaza
                   New York, New York 10005

                   (counsel to the Holders of Old Senior Notes Secured Claims)

     14.17 De Minimis Distributions. Notwithstanding any provision to the contrary contained herein, no distribution of less than twenty-five dollars ($25) in Cash or less than five (5) shares of New Common Stock or five (5) New Warrants shall be made to any Holder of an Allowed Claim or an Allowed Interest, unless such Holder shall have requested such distribution in writing from Reorganized Anacomp before the second anniversary of the Effective Date. Such undistributed amount will be retained by Reorganized Anacomp, and in the case of undistributed New Common Stock, held as treasury shares.

     14.18 Plan and Plan Documents Control. In the event and to the extent that any provision of the Disclosure Statement is inconsistent with any provision of the Plan or any Plan Document, the applicable provision of the Plan or the applicable Plan Document shall control and take precedence. In the event and to the extent that any provision of the Plan is inconsistent with any provision of any Plan Document, the applicable provision of the applicable Plan Document shall control and take precedence.

Dated: March 28, 1996


                                 Respectfully submitted,
                                 KALVAR MICROFILM, INC.


                                 By:  /s/P. Lang Lowery
                                      Its: President and Chief Executive Officer


                                 ANACOMP, INC.


                                 By:  /s/P. Lang Lowery
                                      Its: President and Chief Executive Officer


                                 ANACOMP INTERNATIONAL N.V.


                                 By:  /s/K. Gordon Fife
                                      Its: Managing Director


                                 FLORIDA A A C CORPORATION


                                 By:  /s/P. Lang Lowery
                                      Its: President and Chief Executive Officer


                                 XIDEX DEVELOPMENT COMPANY


                                 By:  /s/P. Lang Lowery
                                      Its: President and Chief Executive Officer

                       CADWALADER, WICKERSHAM & TAFT


                       By:      /s/Barry J. Dichter
                                Barry J. Dichter
                                Michael J. Sage
                                100 Maiden Lane
                                New York, New York  10038
                                (212) 504-6000

                                              -- and --


                       YOUNG, CONAWAY, STARGATT & TAYLOR


                       By:      /s/Laura Davis Jones
                                Laura Davis Jones (No. 2436)
                                11th Floor, Rodney Square North
                                P.O. Box 391
                                Wilmington, Delaware 19899-0391
                                (302) 571-6600

                                Co-Counsel for Debtors
                                and Debtors-in-Possession

                                     Annex A
                            New Senior Secured Notes

                                     Class 2


         The principal economic terms of the New Senior Secured Notes are as follows:

Principal  Amount:              Approximately  $120 million less the Cash
                                Sweep Amount ($7.5 million).

Interest:                       11.625% per annum, payable semi-annually on
                                September 30 and March 31, beginning on
                                September 30, 1996.

Maturity:                       Three and one-half years after the
                                Effective Date.

Mandatory Redemption:           Year 1          $34.2 million
                                Year 2          $34.2 million
                                Year 3          $34.2 million
                                Maturity        Balance

                                The amounts payable in each year
                                shall be payable on a pro rata basis
                                in two equal installments, beginning
                                on September 30, 1996. The amount of
                                the first two (Year 1) installments
                                shall, in each case, be reduced by
                                37.5% of the Cash Sweep Amount, if
                                any, and the amount of the second
                                two (Year 2) installments shall, in
                                each case, be reduced by 12.5% of
                                the Cash Sweep Amount, if any.

Collateral:                     First  Lien  on all  of  Reorganized
                                Anacomp's      domestic      account
                                receivables,    inventory,   general
                                intangibles,   plant,  property  and
                                equipment;  100%  of  the  stock  of
                                Reorganized    Anacomp's    Domestic
                                Subsidiaries;  100% of the  stock of
                                Reorganized     Anacomp's    Foreign
                                Subsidiaries.

Optional Redemption:            The New Senior  Secured  Notes are
                                redeemable by Reorganized Anacomp at any time prior to maturity at 100% of principal amount plus accrued interest.

Asset Sales:                    Lien to be released on receipt by Reorganized
                                Anacomp of net sale proceeds.

Ranking: The New Senior Secured Notes shall be senior to the New Senior Subordinated
                                Notes and all future Subordinated
                                Indebtedness of Reorganized Anacomp.

Registration:                   Provided  that  Class 2  shall  have
                                accepted  the Plan,  the New  Senior
                                Secured  Notes  shall be  registered
                                pursuant  to the Shelf  Registration
                                Statement and freely tradable.

                   THE FOREGOING SUMMARY IS QUALIFIED IN ITS
                    ENTIRETY BY THE TERMS OF THE NEW SENIOR
                     SECURED NOTES INDENTURE, WHICH WILL BE
                      FILED ON OR BEFORE THE CONFIRMATION DATE.

                                     Annex B
                          New Senior Subordinated Notes

                                     Class 5


         The principal economic terms of the New Senior Subordinated Notes are as follows:

Principal Amount:                           $160 million

Interest:                                   13.00%  per  annum,  payable in cash
                                            semi-annually   on   June   30   and
                                            December 31, provided, however, that
                                            interest  shall be  payable  on June
                                            30, 1996 (in the event that the Plan
                                            shall have become  effective by that
                                            date),  December  31,  1996 and June
                                            30,  1997 in  additional  New Senior
                                            Subordinated Notes.

Maturity:                                   On the sixth anniversary of the
                                            Effective Date.

Collateral:                                 None.

Optional Redemption: The New Senior Subordinated Notes shall be redeemable by Reorganized Anacomp at any time prior to maturity at an initial redemption price of 103% of principal amount plus accrued interest, declining ratably to 101.5% in year 5 and 100%
                                            thereafter.

Mandatory Redemption:                       None. Any  outstanding  New Senior
                                            Subordinated  Notes issued in lieu
                                            of cash interest  shall be  redeemed
                                            before  April 30  in the year that
                                            is five years after the Effective
                                            Date at the rate then applicable
                                            to optional redemptions.

Ranking: The New Senior Subordinated Notes shall be senior to all future Subordinated Indebtedness of
                                            Reorganized   Anacomp  and  will  be
                                            subordinated   to  the  New   Senior
                                            Secured  Notes to the same extent as
                                            the Old  Senior  Subordinated  Notes
                                            were  subordinated to the Old Senior
                                            Secured   Notes   and   Old   Credit
                                            Facilities.

Registration:                               Provided  that  Class 5  shall  have
                                            accepted  the Plan,  the New  Senior
                                            Subordinated    Notes    shall    be
                                            registered  pursuant  to  the  Shelf
                                            Registration  Statement  and  freely
                                            tradable.

       THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF
         THE NEW SENIOR SUBORDINATED NOTES INDENTURE AND THE NEW SENIOR
          SECURED NOTES INDENTURE, WHICH WILL BE FILED ON OR BEFORE THE
                               CONFIRMATION DATE.

                                     Annex C


                           List of Merged Subsidiaries

                           Applied Peripheral Systems, Inc.

                           Cadren Systems Corporation

                           Computer Services Corporation

                           Data Management Labs, Inc.

                           Dysan International Sales Corporation

                           Dysan International Sales Corporation II

                           Kalvar Microfilm, Inc.

                            Teksad Corporation

                            U.S. Video Corporation

                            Xidex Development Company

                            Xidex International Sales Corporation

                            Xidex Magnetics International Sales Corporation